Exhibit 1

Target’s Statement

RINKER GROUP LIMITED
ABN 53 003 433 118

REJECT

CEMEX’s takeover Offer...

your Rinker Shares are

worth a lot more

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT ABOUT HOW TO DEAL WITH THIS DOCUMENT, YOU SHOULD

CONTACT YOUR BROKER, FINANCIAL ADVISER OR LEGAL ADVISER IMMEDIATELY

Table of Contents

How to reject CEMEX’s Offer	1

Chairman’s letter	3

Why your Directors unanimously recommend that you REJECT CEMEX’s Offer	5

Your Directors’ response to CEMEX’s claims	30

1. Information on Rinker	35

2. Your choices as a Rinker Shareholder	38

3. Directors’ recommendation and interests	40

4. Taxation consequences	45

5. Other material information	55

6. Glossary and interpretation	66

7. Authorisation	71

Attachment 1 — Independent Expert’s Report	73

Attachment 2 — Rinker’s news release
for results for the half year ended 30 September 2006	199

Corporate directory	inside back cover

Key Dates

Date of CEMEX’s Offer	14 November 2006

Date of the Target’s Statement	29 November 2006

Close of the Offer Period	7.00pm (Sydney time)
(unless extended or withdrawn)	on 27 December 2006

3.00am (New York time)
on 27 December 2006

Important Notices

Nature of this document
This document is a Target’s Statement issued by Rinker under Part 6.5 Division 3 of the Corporations Act in response to CEMEX’s Bidder’s Statement and Offer.

This document will be filed with the SEC as an exhibit to Rinker’s solicitation/recommendation statement on Schedule 14D-9 pursuant to the US Exchange Act. Rinker Shareholders are advised to read the Target’s Statement and Rinker’s solicitation/recommendation statement on Schedule 14D-9 (including the other exhibits thereto) in their entirety as they contain important information. Copies of the solicitation/recommendation statement (including the Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to CEMEX’s Offer will be available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

Defined terms
A number of defined terms are used in the Target’s Statement. These terms are explained in Section 6 of the Target’s Statement.

No account of personal circumstances
The Target’s Statement does not take into account your individual objectives, financial situation or particular needs. It does not contain personal advice. Your Directors encourage you to seek independent financial and taxation advice before making a decision as to whether or not to accept CEMEX’s Offer.

Disclaimer as to forward looking statements
The Target’s Statement contains a number of forward-looking statements based on the Board and management’s current views, expectations and beliefs only as at the date of the Target’s Statement. Such statements can be identified by the use of forward-looking language such as “may,” “should,” “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the US and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge (more details of which are set out in Section 5.3  of the Target’s Statement) and other risks and uncertainties identified in Rinker’s filings with the ASX and the SEC. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in the Target’s Statement, particularly in light of the many risks and uncertainties regarding CEMEX’s Offer.

None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward-looking statement. The forward-looking statements in the Target’s Statement reflect views held only as at the date of the Target’s Statement.

Currencies
The Target’s Statement contains financial amounts in A$ and US$ and the currency used is disclosed in the relevant text, table or graph.

ASIC and SEC disclaimer
A copy of the Target’s Statement has been lodged with ASIC and the SEC. None of ASIC, any of ASIC’s officers, the SEC or any of the SEC’s officers takes any responsibility for the content of the Target’s Statement.

US disclosure requirements and enforcement actions
CEMEX’s Offer is in respect of securities of an Australian issuer, and while Rinker is subject to continuous disclosure requirements in Australia, Rinker Shareholders and holders of Rinker ADSs should be aware that these requirements are different from those in the US. The enforcement by US Rinker Shareholders and holders of Rinker ADSs of civil liabilities under US federal securities laws may be adversely affected by the fact that Rinker is located in Australia.

Rinker Shareholder information
Rinker has established an official shareholder information line which Rinker Shareholders may call if they have any queries in relation to CEMEX’s Offer.

If you have any questions, please call the official Rinker Shareholder Information Line on 1800 285 948 (toll-free in Australia) or +61 2 9207 3855 (outside Australia), which is open Monday to Friday 9.00am to 6.00pm (Sydney time) or 1866 454 3170 (toll-free in the US), which is open Monday to Friday 9.00am to 6.00pm (New York time).

Rinker notifies Rinker Shareholders that, as required by the Corporations Act, calls to the Rinker Shareholder Information Line will be tape recorded, indexed and stored.

Further information relating to CEMEX’s Offer can be obtained from Rinker’s website at www.rinker.com.

Your Directors

unanimously recommend

that you

REJECT

CEMEX’s takeover Offer…

your Rinker Shares are

worth a lot more

To REJECT CEMEX’s

takeover Offer

DO NOTHING

and ignore all documents

sent to you by CEMEX

If you have any questions, please call the official Rinker Shareholder Information Line on 1800 285 948 (toll-free in Australia) or +61 2 9207 3855 (outside Australia) which is open Monday to Friday 9.00am and 6.00pm (Sydney time) or 1866 454 3170 (toll-free in the US), which is open Monday to Friday 9.00am to 6.00pm (New York time).

Rinker notifies Rinker Shareholders that, as required by the Corporations Act, calls to the Rinker Shareholder Information Line will be tape recorded, indexed and stored.

Further information relating to CEMEX’s Offer can be obtained from Rinker’s website at www.rinker.com.

1

2

REJECT CEMEX’S OFFER

YOUR RINKER SHARES ARE WORTH A LOT MORE

29 November 2006

Dear Shareholder

About two weeks ago, you most likely received a Bidder’s Statement from CEMEX, a Mexican based cement company. CEMEX wants to buy your Rinker Shares for US$13.00 per Rinker Share (equivalent to A$16.84(1) per Rinker Share). For holders of American Depositary Shares (Rinker ADSs), CEMEX is offering to acquire your Rinker ADSs for US$65.00 per Rinker ADS.

CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period. This includes the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006.

All your Rinker Directors urge you to REJECT CEMEX’s Offer for various reasons, including those set out below.

1. Your Rinker Shares are worth a lot more than CEMEX is offering.

2. Rinker has generated outstanding returns for Rinker Shareholders.

3. Rinker has a unique combination of assets that cannot be replicated.

4. Rinker has a great future that will drive its long-term value.

For these and many other reasons set out in this booklet, your Directors unanimously recommend that you REJECT CEMEX’s Offer.

Your Directors intend to REJECT CEMEX’s Offer in relation to their own Rinker Shares. To REJECT CEMEX’s Offer, simply ignore all documents from CEMEX and DO NOTHING.

Your Rinker Shares are worth a lot more than CEMEX is offering. This is the unanimous view of your Directors and is supported by the Independent Expert who believes that CEMEX’s Offer is neither fair nor reasonable. In addition, the Rinker Share price on the ASX is currently A$18.48(2), which is A$1.80(3) above CEMEX’s Offer price after adjusting for the Rinker Share interim dividend to be paid on 11 December 2006. Rinker ADSs are currently trading on the New York Stock Exchange at US$70.89(4).

Rinker has generated outstanding returns for Rinker Shareholders. Earnings per Rinker Share have grown on average 47% per annum and total shareholder returns have averaged 39%(5) per annum since Rinker was demerged from CSR in March 2003 until the day preceding the announcement of CEMEX’s Offer.

Rinker has a unique combination of assets that cannot be replicated. Rinker holds leading positions in the three fastest-growing US states (by population growth rate) and has almost 3.5 billion tonnes (3.9 billion tons) of valuable aggregate reserves. CEMEX’s Offer does not adequately compensate you for the substantial benefits CEMEX expects to realise if it acquires Rinker.

Rinker has a great future that will drive its long-term value. Rinker holds leading positions in the key US growth markets of Florida, Arizona and Nevada. Over the past 30 years, these were the top three states for growth in cement consumption (which is correlated with construction activity) — growing at two to three times faster than the US Average. These states are forecast to have the highest population growth rates from 2000 to 2030 and also rank highly for forecast growth in key economic measures such as economic production, employment and personal income. Since construction activity is correlated to population growth, your Directors believe that Rinker’s long-term outlook is very positive.

Rinker Group Limited | ABN 53 003 433 118
Level 8, Tower B | 799 Pacific Highway | Chatswood NSW 2067 | Australia
PO Box 5697 | West Chatswood NSW 1515 | Australia
www.rinker.com.au

3

REJECT CEMEX’S OFFER

YOUR RINKER SHARES ARE WORTH A LOT MORE

Rinker has diversified earnings. 19% of sales are from Australia, where construction activity is forecast to continue growing next year. Around 45% of US sales come from commercial and civil construction, which is growing strongly. The remaining US sales are generated from residential construction — currently experiencing a slowdown, which we believe is temporary.

CEMEX is seeking to take advantage of a recent decline in the Rinker Share price following a slowdown in US residential construction. Your Directors acknowledge this slowdown, however, we believe that this is a short-term issue. Whilst the Rinker Share price may fall if CEMEX’s Offer does not proceed, your Directors believe that Rinker’s long-term fundamentals are strong and the Rinker Share price will reflect this strength in the longer term.

This Target’s Statement sets out your Directors formal response to CEMEX’s Offer, including detailed reasons why your Directors unanimously recommend that you REJECT CEMEX’s Offer. Please read this booklet carefully.

Your Directors believe it is in your best interests to REJECT CEMEX’s opportunistic and highly conditional Offer and for your Company to continue generating excellent and sustainable returns from its world class assets.

Your Directors are also reviewing all available alternatives. These alternatives may or may not result in the Rinker Board recommending an alternative to Rinker Shareholders.

A key focus for your Directors is to maximise value for Rinker Shareholders.

As CEMEX’s Offer progresses, we will keep you updated on developments.

Do not surrender your stake in a company that is generating excellent returns now and has excellent prospects. Rejecting CEMEX’s Offer will enable Rinker to continue as a strongly performing independent entity with a proven management team.

I would like to take this opportunity to thank you for being a Rinker Shareholder.

If you have any questions, please call the official Rinker Shareholder Information Line on 1800 285 948 (toll-free in Australia), +61 2 9207 3855 (outside Australia) or 1866 454 3170 (toll-free in the US) details of which are set out on page 1.

Yours sincerely

Notes:

1.                    Based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only. From 20 November 2006, Rinker Shares have traded ex the interim dividend for the half year ended 30 September 2006. The Offer price has not been adjusted for the A$0.16 per Rinker Share interim dividend for the half year ended 30 September 2006 to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period.

2.                    Based on the Rinker VWAP from 20 November 2006 to 24 November 2006.

3.                    From 20 November 2006, Rinker Shares have traded ex the interim dividend for the half year ended 30 September 2006. The Offer price is based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006 and subtracts the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period. If CEMEX does not exercise this right, the A$0.16 per Rinker share interim dividend to be paid on 11 December 2006 would be added back. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only. Based on Rinker VWAP from 20 November 2006 to 24 November 2006.

4.                    Rinker ADS price on 24 November 2006.

5.                    Total shareholder return (TSR) (a measure of shareholder returns from changes in share price assuming dividends and capital returns are reinvested) for Rinker has been calculated from the opening of trading on the ASX on 31 March 2003 to the close of trading on the ASX on 26 October 2006, which was the day prior to the announcement of CEMEX’s Offer. The Rinker Share price at the close of trading on the ASX on 26 October 2006 was A$13.87. The total shareholder return is expressed here on a compound annual basis. The TSR assumes dividends are reinvested on the ex-date at the closing price, ignoring the value of franking credits, tax, brokerage and other costs.

4

Why your Directors
unanimously recommend
that you REJECT CEMEX’s
Offer

1                      Your Directors believe that CEMEX’s Offer is far too low

2                      The Independent Expert’s opinion is that CEMEX’s Offer is neither fair nor reasonable

3                      Rinker has a unique combination of assets that cannot be replicated

4                      Rinker’s earnings are diversified

5                      Rinker has an excellent track record of superior financial performance

6                      Your Directors believe that Rinker has a great future that will drive its long-term value

7                      The average Rinker Share price is A$1.80 per Rinker Share above CEMEX’s Offer price, adjusted for the interim dividend(1)

8                      CEMEX’s Offer is opportunistic

9                      CEMEX’s Offer is highly conditional

10               CEMEX’s Offer structure transfers the foreign exchange rate risk to Australian Resident Rinker Shareholders

11               CEMEX can offer a lot more

12               CEMEX’s Offer creates value for its shareholders at your expense

Major Rinker Shareholders who hold more than 100 million Rinker Shares have already stated that CEMEX’s Offer undervalues Rinker.

Your Directors acknowledge the slowdown in US residential construction, however, we believe that this is a short-term issue. Whilst the Rinker Share price may fall if CEMEX’s Offer does not proceed, your Directors believe that Rinker’s long-term fundamentals are strong and the Rinker Share price will reflect this strength in the longer term.

Note:

1.                    Based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only. Based on the Rinker VWAP from 20 November 2006 to 24 November 2006.

REJECT CEMEX’s takeover Offer — DO NOTHING

5

1                                         Your Directors believe that CEMEX’s Offer is far too low

Your Directors believe that your Company is worth a lot more than CEMEX’s Offer, which does not reflect Rinker’s attractive future as an independent entity or compensate you fairly for the synergies CEMEX could realise

Rinker has performed strongly since its demerger from CSR in March 2003 and has a great future as an independent entity.

Your Directors believe that CEMEX’s Offer does not reflect the value of your Company’s:

• unique combination of assets and leading market positions, which cannot be replicated;

• diverse customer base;

• integrated product offering;

• excellent track record of superior financial performance; and

• excellent medium and long-term prospects.

In addition, CEMEX’s Offer does not compensate you fairly for the benefits that CEMEX will realise if the Offer is successful.

CEMEX’s Offer is far too low. It does not provide fair value for your Company.

CEMEX has the right to reduce the Offer price by any dividend paid during the Offer Period, including the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006 and any other dividend paid before the close of CEMEX’s Offer.

Your Directors believe that you should reject CEMEX’s Offer and participate in the benefits that Rinker can provide you in the future

6

2                                         The Independent Expert’s opinion is that CEMEX’s Offer is neither fair nor reasonable

The Independent Expert has valued Rinker at between A$20.58 and A$23.04 per Rinker Share(1)

Your Directors appointed Grant Samuel, an independent expert, to prepare an independent assessment of CEMEX’s Offer. The Independent Expert has concluded that CEMEX’s Offer is neither fair nor reasonable.

The Independent Expert has assessed the control value of Rinker Shares to be in the range of A$20.58 to A$23.04 per Rinker Share(1).   The mid-point of this range is A$21.81 per Rinker Share, which is $4.93(1) or 29.2(1)% higher than CEMEX’s Offer price of $16.88(1) per Rinker Share.

Comparison between CEMEX’s Offer and Independent Expert’s valuation

Notes:

1.               Based on an exchange rate of A$1.00 to US$0.77, which is the rate used by the Independent Expert.

2.               Based on the Reserve Bank Mid-Point Rate on 27 October 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

The Independent Expert has prepared its analysis on a cum-dividend basis and hence for comparability purposes, CEMEX’s Offer price has not been adjusted for the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period.

7

“Rinker is a high quality, strategically important business that warrants a premium multiple in a change of control transaction.”

Page 2, Independent Expert’s Report (cover letter)

“...the CEMEX Offer is not fair. There are no other factors which would suggest that, in the context of a change of control transaction, it would be in shareholders’ interests to accept an offer that is not fair. Accepting the CEMEX Offer of US$13.00 per share would be effectively giving CEMEX a free option on recovery of the residential housing sector in Rinker’s key United States markets.”

Page 2, Independent Expert’s Report (cover letter)

“The longer term prospects for residential housing demand in Florida and Arizona are very strong.”

Page 4, Independent Expert’s Report (cover letter)

“Companies engaged in the heavy construction materials industry necessarily adopt long term views and investment theses in relation to market dynamics, capital investment and resource planning…Both the discounted cash flow analysis and the earnings multiples implied by the valuation reflect these longer term dynamics and issues. While short term market cycles are not unimportant they can sometimes overshadow these other considerations.”

Page 54, Independent Expert’s Report

Grant Samuel, the Independent Expert

A complete copy of the Independent Expert’s Report is contained in Attachment 1 to this Target’s Statement. Your Directors encourage you to read the full report, including the reasons for the Independent Expert’s conclusion.

Your Directors believe the Independent Expert’s conclusion supports the view that CEMEX’s Offer is far too low

8

3                                         Rinker has a unique combination of assets that cannot be replicated

Rinker’s business has a unique combination of assets and leading market positions in the fastest-growing US states and in Australia

Rinker owns and operates high quality quarries (which are used to produce aggregates), a number of which are strategically located near population centres in several key US states. Rinker also owns and operates strategically located concrete plants.

Permitted aggregate quarries are scarce in many parts of the US (especially Florida) and Australia, given the nature of the resource and the costs and approvals required to establish and operate quarries. Efficient transportation is also essential. Rinker’s distribution infrastructure is a unique asset which is used in its integrated aggregate, cement and concrete business. Based on recent production rates and geological estimates, Rinker Materials (Rinker’s US subsidiary) has an average of approximately 20 years of aggregate reserves in Florida, 66 years in other south eastern US states and 23 years in western US states. Readymix (Rinker’s Australian subsidiary) has about 43 years of aggregate reserves in Australia. This unique combination of assets and the market positions they generate cannot be replicated.

Rinker’s quarries and cement plants have enabled Rinker to build attractive integrated downstream businesses with leading market positions. Rinker has leading market positions across major products in its key markets:

• aggregates	• concrete	• concrete pipe
• cement	• concrete block and asphalt	• gypsum wallboard supply

The table below and the maps on the following page highlight Rinker’s strong footprint across the US and Australia.

CEMEX recognises the value of these assets.

Rinker’s operations(1)

		Rinker	Readymix	Readymix	Production/Year
Operating plants	Total	Materials	Australia	China	US measurements
Wholly owned plants
Quarries and sand mines	173	89	84	—	120.5 million tons
Cement mills and terminals	4	4	—	—	4.2 million tons	(3)
Concrete	419	172	243	4	27.2m cubic yards
Concrete block	29	29	—	—	200 million units
Asphalt	21	21	—	—	4.4 million tons
Concrete pipe	66	49	17	—	4.4 million tons
Other(2)	49	49	—	—	—
Jointly owned plants
Cement mills and terminals	11	—	11	—	3.8 million tons	(4)
Steel fabrication	2	2	—	—
Total	774	415	355	4	—

Notes:

1.               As at 31 March 2006.

2.               Includes gypsum wallboard supply, aggregate distribution centres, landfills and soil remediation.

3.               Includes cement imports.

4.               Includes total joint venture production.

9

US geographic footprint [1]

Nevada
Key
Arizona
28
48
Florida
14
92
26
28

Australian geographic footprint [1]

Australia
84
243
17
(2) 3
(2) 8
Key
(2)

Notes
(1) As at 31 March 2006

10

Rinker’s strategy is to be number 1 or number 2 in all its markets, enabling Rinker to leverage commercial and marketing skills to ensure satisfactory returns.

The following table highlights the strong market share Rinker has been able to generate in the key US states of Florida, Arizona and Nevada. Rinker Management believes that the number 1 or number 2 market positions are represented by market shares of between 20% and 40%.

Rinker’s strong presence in these states is particularly important since these are also the states with the highest expected population growth rates in the US from 2000 to 2030 and are states with high levels of public construction activity and strong economic fundamentals. Rinker’s strong market position is evident across all parts of the construction value chain (eg from aggregates through to integrated products such as concrete, concrete block and asphalt).

Estimated market share ranking

Product	State	Market share ranking
Quarries / aggregates	Florida	1
	Arizona	1
Cement	Florida	1
Concrete	Florida	1
	Arizona	1
	Nevada	2
Concrete block	Florida	1
	Nevada	1
Asphalt	Arizona	1
Concrete pipe	Multiple states, including Texas	1 or 2
Gypsum wallboard supply	Florida	1 or 2

Source: Rinker estimates.

Rinker’s quarries and other sites also provide an attractive land bank with the potential to realise significant additional value over time by redeveloping the properties after the resources have been expended. Rinker is embarking on its recently announced program to realise earnings of US$30-$35 million per annum through long-term real estate sales and developments from this land bank. In addition, further earnings which have not been quantified, are expected from larger developments in Brooksville, Florida and Penrith Lakes in Sydney.

Your Directors urge you not to sell this valuable and unique combination of assets

11

4                                         Rinker’s earnings are diversified

Rinker has a diverse earnings base with approximately 50% of its sales generated from the commercial (non-residential) and civil (infrastructure) construction markets

Diversified end-user markets

CEMEX has focused on the short-term weakness in the US residential construction market and Florida in particular. However, Rinker’s earnings are diversified. In particular, approximately 50% of Rinker’s sales are to the commercial and civil construction markets, which your Directors believe have solid outlooks, from which Rinker is well positioned to benefit. In relation to the residential construction market, Rinker also has a diverse geographic exposure with a presence in a number of US states, including Florida, Arizona, Nevada and Texas and a presence in all Australian states and territories. This earnings diversification allows Rinker to react more quickly to changes in market conditions, reducing the impact of volatility in any one market.

Diversified products

Rinker also has an integrated business and a diverse product offering, selling a large number of products at various points across the construction materials value chain.

Rinker sales by segment(1) — year ended 31 March 2006

Note:

1.               Sales include internal sales. Internal sales are recorded at amounts comparable to competitive market prices charged to external customers for similar goods. Internal sales involve the sale of Rinker’s upstream products (aggregates and cement) for input into downstream products (concrete, block and products and concrete pipe). Presentation of the sales in this manner is consistent with Rinker’s historical disclosure.

Your Directors believe that Rinker is being unfairly categorised by CEMEX as a “one-market” company despite Rinker having diversified earnings. CEMEX’s Offer does not appropriately value this diversity

12

5                                         Rinker has an excellent track record of superior financial performance

Rinker’s high quality asset base and leading market positions have been key to generating solid financial returns and earnings growth

The historical performance of Rinker’s subsidiaries over the long-term has been outstanding, delivering superior financial returns. Rinker Materials has been a particularly strong performer and this subsidiary now accounts for approximately 83% of Rinker’s EBITDA. EBITDA in Rinker Materials has shown compound annual growth of 24%(1) from the year ended 31 March 1998 to the year ended 31 March 2006, with margins increasing considerably over that period.

Rinker Materials(1) sales and EBITDA growth

The Rinker group’s performance has been equally impressive, with strong EPS growth and high returns on funds employed since being demerged from CSR.

Rinker’s financial performance(3)

13

Rinker has outperformed its key international peers(4)

The quality of Rinker’s assets and the benefits of its integrated operations have allowed Rinker to outperform its key international peers(4). Rinker has generated strong compound EBITDA growth and high cash returns from each dollar of capital as illustrated in the charts below. Rinker generates considerably higher annual operating cashflow per dollar of capital than its key international peers(4) except Florida Rock (another company with significant operations in Florida).

Source: Bloomberg, company reports.

Notes:

1.               Sales and earnings of Rinker Materials prior to the year ended 31 March 2004 refer to the sales and earnings of Rinker Materials when it was a 100% owned subsidiary of CSR, as publicly disclosed by Rinker in Rinker’s annual reports. Sales and earnings prior to the year ended 31 March 2005 have been adjusted on a pro-forma basis for the purposes of comparability with A-IFRS. The primary pro-forma adjustment is ceasing to amortise goodwill.

2.               CAGR means compound annual growth rate.

3.               The financial performance of Rinker prior to the year ended 31 March 2005 has been adjusted on a pro-forma basis for purposes of comparability with A-IFRS. The primary pro-forma adjustment is ceasing to amortise goodwill.

4.               Rinker’s key international peers are Boral Limited, CEMEX S.A.B de C.V., CRH plc, Florida Rock Industries Inc, Hanson plc, Holcim Ltd, Lafarge SA, Martin Marietta Materials Inc and Vulcan Materials Co.

5.               Based on the year ended 31 December 2005 for all except Florida Rock (September 2005), Rinker (March 2006) and Boral (June 2006). EBITDA of Rinker prior to the year ended 31 March 2004 refers to the EBITDA of Rinker’s businesses when Rinker and those businesses were owned by CSR, as publicly disclosed by Rinker in Rinker’s annual reports. EBITDA prior to the year ended 31 March 2005 has been adjusted on a pro-forma basis for the purposes of comparability with A-IFRS.

6.               Capital employed means the sum of the book value of equity and net debt as at the date of, and as set out in, the last balance sheet published by each company. Operating cashflow means the net cashflow (or equivalent) from operating activities after interest and tax for the 12 months ended on the date of, and as set out in (or calculated from), the most recently published accounts. Where necessary, cashflows have been calendarised or aggregated using other accounts published by the relevant company.

14

Rinker’s earnings growth has been generated efficiently with high returns on equity and invested capital. Strong earnings growth has translated into solid share price performance since the demerger from CSR and has been supplemented with growing dividend returns.

If Rinker’s total shareholder return is calculated to the close of trading on the ASX on 24 November 2006, the return is 50% on a compound annual basis. If total shareholder return is calculated to the close of trading on the ASX on 26 October 2006, which was the day prior to the announcement of CEMEX’s Offer, the return on a compound annual basis is 39%.

Source: IRESS

Notes:

1.               The Rinker Share price is adjusted for the A$0.50 capital return approved at the Rinker annual general meeting on 18 July 2006.

2.               Total shareholder return (TSR), a measurement of shareholder returns from the change in share price assuming dividends and capital returns are reinvested, has been calculated from the opening of trading on the ASX on 31 March 2003 to the close of trading on 24 November 2006. The Rinker share price on 24 November 2006 closed at A$18.35. If Rinker’s TSR is calculated from the opening of trading on the ASX on 31 March 2003 to the close of trading on the ASX on 26 October 2006, which was the day prior to the announcement of CEMEX’s Offer, the TSR is 39%. The Rinker Share price at the close of trading on the ASX on 26 October 2006 was A$13.87. The TSRs expressed here are on a compound annual basis. The TSR assumes dividends are reinvested on the ex-date at the closing price, ignoring the value of franking credits, tax, brokerage and other costs.

Your Directors believe that Rinker Shareholders should allow Rinker to continue to generate strong returns rather than accept CEMEX’s Offer

15

6       Your Directors believe that Rinker has a great future that will drive its long-term value

Rinker’s value will ultimately be determined by its long-term performance

Your Directors are very confident in Rinker's future because we believe that:

•                  most importantly, the long-term outlook for Rinker's markets in its three key US states (Florida, Arizona and Nevada) is positive;

•                  the current cyclical weakness in US residential construction is temporary and volumes are expected to return to long-term trend levels; and

•                  commercial and civil construction activity is strong and continues to grow with a positive outlook.

Strong long-term fundamentals

The long-term fundamentals underpinning Rinker's major markets in Florida, Arizona and Nevada remain solid.

Rinker’s largest markets are the states with the highest expected population growth, as shown in the chart below. In fact Rinker is present in nine of the top ten US states for population growth. Population growth drives not only residential activity, but also commercial and civil construction activity. Currently, the population of Florida increases by more than 1,000 people a day, whilst the population of Arizona increases by around 330 people a day and the population of Las Vegas, Nevada increases by around 160 people a day. Your Directors believe that there is no indication that this is changing.

Expected US population growth in Rinker’s largest markets 2000-2030

Source: US Census Bureau, population division, interim state population projections 2005 (internet release date 21 April 2005).

In addition to strong relative growth, between 2000 and 2030, the US Census Bureau expects Florida's population to increase by 12.7 million people, which represents the largest increase by number of people of any US state.

16

Cement consumption is another key indicator of construction growth and hence expected growth in demand for Rinker's products. Cement consumption has been strong in the US for the past 30 years with Nevada, Arizona and Florida, the three top performing states.

30 year compound annual growth for Portland(1) cement consumption in Rinker's largest markets (1975–2005)

Market	%
Nevada	7.1
Arizona	5.3
Florida	4.6
US average	2.3

Source: Portland Cement Association.

Note:

1. Portland cement is grey cement.

This strong growth in cement consumption translated to strong real growth in construction activity. According to Dodge (a division of the McGraw-Hill Companies), over the past 15 years (1990-2005), real growth (based on 1992 US$) in put-in-place construction activity averaged 8.1% per annum in Arizona, 5.5% per annum in Florida and 5.0% per annum in Nevada, significantly above the US average growth rate of 3.3% per annum.

Other fundamental drivers in Rinker's key markets are strong employment growth, strong state fiscal positions, low personal income tax rates and the increasing secondary home market. These drivers remain positive indicators for the medium to long-term.

Average annual growth 2006-2011 and state ranking among all us states

	Florida		Arizona		Nevada
	Average		Average		Average
	annual		annual		annual
	growth %	Ranking	growth%	Ranking	growth %	Ranking
Population growth	2.0	3	2.7	2	2.9	1
Gross state product	3.9	3	3.4	9	4.2	1
Employment	2.2	4	2.4	2	2.8	1
Personal income	4.9	1	4.7	3	4.8	2

Source: Global Insight Inc - Regional Services Group, Summer forecast.

These strong fundamentals illustrate why Rinker's unique combination of assets and leading market positions are so attractive.

The long-term fundamentals underpinning Rinker's Australian markets also remain solid. The Australian Bureau of Statistics estimates Australia's population will be in the order of 23.9 million people by 30 June 2021, up from 20.1 million at 30 June 2004. In 2007, Australia is forecast to be the ninth fastest growing of the 30 OECD nations with 3.7% GDP growth(1). Australia also has relatively low unemployment with levels expected to remain under 5% in 2006 and 2007(1).

Note:

1. This is sourced from the OECD website, www.oecd.org.

17

Cyclical weakness in residential construction is temporary

CEMEX has focused on the short-term weakness in the residential construction market and Florida in particular. While some short-term weakness is expected in US residential construction, the Joint Center for Housing Studies of Harvard University in its 2006 report, states that housing production should average more than two million units per annum over the next ten years, which your Directors believe suggests that production is expected to return to long-term trend levels.

Commercial and civil construction continue to grow

Despite the slowdown in residential construction activity, US non-residential (commercial) and public (civil) construction are forecast to continue to grow.

US commercial and civil construction forecast

Source: Portland Cement Association, November 2006

Commercial construction is expected to be strong in Rinker's key US markets since these markets have some of the lowest office vacancy rates in the US.

Public construction expenditure also remains strong in Rinker's key states of Florida, Arizona and Nevada for 2006 and beyond. US Department of Transportation budget (federal expenditure only and based on a June year end) forecasts indicate:

•      19% growth for 2007 and 4% and 5% growth respectively in 2008 and 2009 in Florida;

•      19% growth for 2007 and 4% to 5% growth respectively in 2008 and 2009 in Arizona; and

•      9% growth for 2007 and 4% to 5% growth respectively in 2008 and 2009 in Nevada.

The Florida Department of Transportation has budgeted a more than 80% increase over the year to June 2006 and Arizona has budgeted a 35% increase, including both state and federal monies.

18

Rinker’s outlook

Rinker is in an extremely strong financial position to be able to harness future growth opportunities (from both greenfield developments and acquisitions) and to continue to generate excellent returns for Rinker Shareholders.

Rinker has funded its growth through internally generated cash. Whilst Rinker would like to use this cash to make more sizable acquisitions, it will only do so where there is an opportunity to create value for Rinker Shareholders. Hence, in recent years there has been a focus on greenfield developments and bolt-on acquisitions.

Expenditure on US greenfield developments, US acquisitions and Australian acquisitions(1)

Note:

1. Australian acquisitions have been excluded prior to the demerger from CSR in March 2003.

Recent greenfield development commitments and acquisitions include:

•                  US$15 million dragline in the FEC quarry in Miami (year ended 31 March 2006);

•                  US$220 million cement mill in Brooksville in central Florida (under construction);

•                  design of a major new quarry development at Marulan (west of Sydney) and the development of a regional aggregates distribution centre at Rooty Hill (west of Sydney);

•                  five concrete plants and 2 block plants in the Tampa Florida area (February 2006);

•                  three quarries and a block plant at Nally and Haydon in Kentucky (November 2006); and

•                  a limestone quarry in Loudon County, Tennessee (November 2006).

The earnings benefit from these expenditures is yet to be fully realised and is expected to provide a meaningful contribution in the coming years.

Your Directors believe Rinker has a great long-term future—reject CEMEX’s opportunistic Offer

19

7       The average Rinker Share price is A$1.80(1),(4) per Rinker Share above CEMEX’s Offer price, adjusted for the interim dividend

Since CEMEX’s Offer was announced, Rinker Shares have traded significantly above CEMEX's Offer price

Comparison between the closing Rinker Share price(2) and CEMEX's Offer price(3),(4)

Your Directors unanimously recommend that you REJECT CEMEX's Offer. To reject CEMEX's Offer, you should simply ignore all documents from CEMEX and DO NOTHING.

However, if you are considering selling your Rinker Shares, as the Rinker Share price is above CEMEX's Offer price, you should consider selling your Rinker Shares on-market rather than accepting CEMEX's Offer (note you may be subject to brokerage fees and, as is the case in CEMEX's Offer, such sale may have tax consequences).

Notes:

1.               Based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only. Based on the Rinker VWAP from 20 November 2006 to 24 November 2006.

2.               Based on the daily close of trading on the ASX.

3.               Based on the daily Reserve Bank Mid-Point Rate. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

4.               From 20 November 2006, Rinker Shares have traded ex the interim dividend of A$0.16 per Rinker Share for the half year ended 30 September 2006. CEMEX's US$ Offer price from 20 November 2006 to 24 November 2006 has been calculated using the Reserve Bank Mid-Point Rate on the relevant day and subtracts the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006. CEMEX's Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period. The graph assumes that CEMEX will exercise this right. If CEMEX does not exercise this right, the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006 would be added back.

The Rinker VWAP from 20 November 2006 to 24 November 2006 was $A18.48, which was A$1.80(1),(4) above CEMEX's Offer price, adjusted for the interim dividend

20

8       CEMEX's Offer is opportunistic

CEMEX's Offer was announced after the Rinker Share price fell significantly due to a weaker short-term outlook for residential construction

Rinker's earnings are partly dependent on the level of activity in the construction industry in its various regional geographic markets. Construction activity has historically been cyclical. The timing, magnitude and duration of each cycle varies. Rinker's residential construction markets are currently experiencing a slowdown in the US and in some Australian regions.

Between April and October 2006, the Rinker Share price declined by more than 40%. Your Directors believe that the Rinker Share price performance during that period was the result of the market focusing on a weaker short-term outlook for residential construction in some of Rinker's key markets, rather than changes in Rinker's long-term outlook.

Rinker's Share price performance — closing price for the last twelve months

On 9 November 2006, in conjunction with Rinker's release of its results for the half year ended 30 September 2006, Rinker provided the market with an update of its earnings guidance. In this guidance your Directors advised that the results for the year ending 31 March 2007 are likely to be around the bottom end of the earnings guidance range of US$0.84 to US$0.90 per Rinker Share. A full copy of the relevant news release is set out in Attachment 2.

Although the short-term outlook for residential construction is subdued, Rinker has put in place a number of strategies to reduce the impact on earnings. These strategies include rationalising the workforce, managing working capital, deferring capital expenditure, shifting to commercial and civil projects and increasing prices to recover increased costs.

Notes:

1.               From 20 November 2006, Rinker Shares have traded ex the interim dividend for the half year ended 30 September 2006. CEMEX's Offer price is based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006 and subtracts the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006. CEMEX's Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period. If CEMEX does not exercise this right, the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006 would be added back. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

2.               Based on the Rinker Share price at the close of trading on the ASX on 26 October 2006, which was the day prior to the announcement of CEMEX's Offer.

21

Rinker has a strong history of cost control and is on track to double its projected annual targeted cost savings from approximately US$50 million to US$100 million in the year to 31 March 2007.

Rinker’s operational cost savings

CEMEX understands the cyclical nature of residential construction markets, especially in Florida and Arizona where CEMEX has significant market positions. CEMEX used its knowledge of the construction cycle to take advantage of the recent weakness in the Rinker Share price and made an inadequate, opportunistic offer for your Company.

CEMEX understands the positive long-term fundamentals for Rinker.

CEMEX publicly acknowledged in a conference call on 27 October 2006 that it believes that the current residential slowdown is short-term, not a permanent and fundamental change.

CEMEX's chairman and CEO is optimistic about Florida

“Of course I am worried about the US housing slowdown and about the Florida residential market but I am confident those are manageable risks…

I’m optimistic in the long run about the high growth construction markets in which we operate in the US.”

Lorenzo Zambrano, CEMEX Chairman and CEO(1)

CEMEX's focus on the residential construction market also ignores the strong outlook for the civil and commercial construction sectors, which account for approximately 45% of Rinker Materials' sales.

Note:

1.     CEMEX's Offer related conference call on 27 October 2006, the transcript of which was lodged with the SEC and is available on the CEMEX website.

CEMEX acknowledges that the Florida market is attractive. This is not the time for you to sell to CEMEX

22

9       CEMEX's Offer is highly conditional

CEMEX's Offer is subject to 13 detailed conditions

CEMEX's Offer is highly conditional.

Even if you accept CEMEX's Offer, you will not be paid until all the conditions are satisfied or waived.

•                  CEMEX's Offer is subject to US antitrust (competition) approval. There is no guarantee this approval will be given. In any event, the timing of any such approval is uncertain. CEMEX is not capable of providing an unconditional offer to Rinker Shareholders before this approval is obtained.

•                  CEMEX also requires approval from its shareholders at a general meeting scheduled for 7 December 2006.

•                  CEMEX's Offer is also conditional on it obtaining a relevant interest in at least 90% of Rinker Shares. As at 14 November 2006 the largest Rinker Shareholder held more than 10% of Rinker Shares and could prevent this condition being satisfied.

•                  CEMEX is also entitled to deduct the amount of any dividend or other distribution received by Rinker Shareholders from any consideration payable to you under CEMEX's Offer.

Unless CEMEX's Offer conditions are satisfied or waived, you will not get paid—even if you have sent your acceptance form in

23

10     CEMEX's Offer structure transfers the foreign exchange risk to Australian Resident Rinker Shareholders

The value of CEMEX's Offer in A$ is uncertain due to foreign exchange risk

Australian Resident Rinker Shareholders who accept CEMEX's Offer and do not elect to receive US$, will not have certainty as to the amount of A$ they will receive.

The amount of A$ you receive depends on when CEMEX receives your acceptance, when CEMEX converts US$ into A$ to pay you and the exchange rate actually achieved by CEMEX on conversion of US$ to A$.

CEMEX has not explained in clear terms how the conversion process is to occur, and neither CEMEX nor any other party can assure you that the A$ amount you will receive if you accept CEMEX's Offer will not be materially different to what you expect.

The following chart illustrates the potential impact on the gross A$ proceeds that may be received if you accept CEMEX's Offer for a range of foreign exchange rate movements.

Impact of variations in the A$:US$ foreign exchange rate on the conversion of CEMEX's Offer price(1)

A$ difference	$1.38	$0.90	$0.44	$0.00		-$0.41	-$0.81	-$1.18
Change in A$:US$ exchange rate	-7.5%	-5.0%	-2.5%	0.0%		2.5%	5.0%	7.5%
Exchange rate	0.7072	0.7263	0.7454	0.7645	(2)	0.7836	0.8027	0.8218

Notes:

1.     The Offer price has not been adjusted for the A$0.16 per Rinker Share interim dividend for the half year ended 30 September 2006 to be paid on 11 December 2006. CEMEX's Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period.

2.     Based on the Reserve Bank Mid-Point Rate on 27 October 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

24

The table below sets out a selection of foreign exchange rate forecasts. The variability of foreign exchange forecasts in this table highlights the uncertain nature of exchange rates and the value of CEMEX's Offer in A$ over time.

A$:US$ foreign exchange rate forecasts(1)

	Q4 2006(2)	Q1 2007(3)
Bank 1	0.79	0.77
Bank 2	0.78	0.79
Bank 3	0.75	0.72
Bank 4	0.77	0.79
Bank 5	0.77	0.78
Bank 6	0.74	0.73

Source: Bloomberg, 24 November 2006.

Notes:

1.     The forecasts are the foreign exchange rate forecasts for four major Australian trading banks and two major investment banks. The Directors do not adopt any of these forecasts as their own forecast in relation to the Offer or Rinker and are not providing any such forecasts.

2.     Forecast for the quarter ended 31 December 2006.

3.     Forecast for the quarter ended 31 March 2006.

The risk of the A$:US$ foreign exchange rate moving adversely from an Australian Resident Rinker Shareholder's perspective is compounded by the fact that CEMEX may be required to convert US dollars into potentially billions of A$ in a short period in order to pay Australian Resident Rinker Shareholders. This will increase foreign currency volatility and increase the uncertainty surrounding the A$ amount you will be paid.

CEMEX, as a major international company with a market capitalisation of approximately US$25 billion, is better placed to take on the foreign exchange risk than you.

CEMEX wants you to bear this significant risk. In your Directors' view, it is unwise for you to accept this risk

25

11                                  CEMEX can offer a lot more

Your Directors believe that, based on the illustrative pro-forma analysis below, CEMEX could increase its equivalent A$ Offer price to more than A$23.00 and the transaction appears to still be significantly accretive for CEMEX’s illustrative pro-forma earnings per share (EPS). Accordingly, your Directors believe that CEMEX can offer a lot more for your Rinker Shares

At the current Offer price of US$13.00 per Rinker Share (equivalent to A$16.84(1) per Rinker Share), CEMEX expects that it can immediately generate benefits for its shareholders. According to CEMEX, the acquisition of Rinker at the current Offer price is expected to be immediately accretive to free cash flow and cash EPS and is expected to be above CEMEX’s cost of capital by year one.

EPS accretion is a common basis on which acquisitions are analysed. EPS accretion means that the acquiror’s EPS after an acquisition is higher than it would have been if the acquisition did not take place. It provides an indication of an acquiror’s capacity to pay.

Acquisitions are not always accretive—especially in the first year after completion of an acquisition. Similarly, companies can undertake acquisitions that are initially dilutive to free cash flow and which do not achieve the company’s investment hurdle rate in the first year. This may happen for various reasons, including in large transactions where the target company’s earnings have been reduced as a result of a temporary slowdown in some of its markets—such as in the case of Rinker.

Based on the illustrative pro-forma analysis set out on the next page, it appears that CEMEX can offer a lot more for your Rinker Shares and the transaction still be significantly accretive for CEMEX’s EPS.

The illustrative pro-forma analysis below is based on historical financials—the results for the 12 months to 30 September 2006 for both CEMEX and Rinker. Using actual earnings rather than broker forecasts increases the objectivity of the illustrative pro-forma analysis. The illustrative pro-forma analysis includes US$130 million of synergies CEMEX expects to achieve and excludes any fair value accounting adjustment and associated depreciation and amortisation impacts which may arise following an acquisition of Rinker by CEMEX. As CEMEX presents its quarterly earnings on an ADR basis, the analysis refers to CEMEX ADRs (one ADR is equivalent to ten CEMEX ordinary participation certificates).

In September 2004, CEMEX announced that it expected to realise synergies of US$200 million per annum in relation to its proposed acquisition of RMC. CEMEX subsequently acquired RMC and later reported it had generated synergies of US$360 million per annum. While your Directors do not know whether CEMEX will be able to realise greater than expected synergies should they acquire Rinker, if CEMEX is as successful, applying the same ratio to the US$130 million per annum announced for Rinker provides US$234 million per annum. This would further improve CEMEX’s illustrative pro-forma EPS accretion and returns.

Note:

1.               Based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only. The Offer price has not been adjusted for the A$0.16 per Rinker Share interim dividend for the half year ended 30 September 2006 to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period.

26

Illustrative pro-forma LTM earnings per CEMEX ADR accretion if CEMEX acquires Rinker(1)

LTM in this context is for the period 1 October 2005 to 30 September 2006

Equivalent A$ Offer price per Rinker Share	A$20.00	A$23.00
US$ Offer price per Rinker Share(a)	US$15.44	US$17.76
LTM earnings per CEMEX ADR	US$3.08	US$3.08
Illustrative pro-forma LTM earnings per CEMEX ADR (post acquisition)	US$3.49	US$3.38
Illustrative pro-forma accretion	US$0.41	US$0.30
Illustrative pro-forma accretion	13.4%	9.8%

Key assumptions:

(a)          Based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

(b)         Illustrative pro-forma LTM earnings per CEMEX ADR excludes any fair value accounting adjustment and associated depreciation and amortisation impacts which may arise following an acquisition of Rinker by CEMEX.

(c)          An accretive acquisition is one that will increase CEMEX’s illustrative pro-forma earnings per CEMEX ADR.

(d)         CEMEX has 716.2 million weighted average CEMEX ADRs on issue (based on LTM).

(e)          CEMEX is assumed to acquire 895.1 million Rinker Shares (Rinker Shares outstanding as at 27 October 2006) and is assumed to refinance Rinker’s net debt based on the last balance sheet date, 30 September 2006 adjusted for Rinker’s on-market buyback. Transaction fees and expenses (including deferred financing fees) are indicative and assumed to be between 1.1% and 1.2% of total funds required.

(f)            To observe the impact of a full 12 months of Rinker’s earnings to 30 September 2006, the illustrative pro-forma LTM earnings per CEMEX ADR assumes that CEMEX acquired Rinker on 1 October 2005.

(g)         Rinker’s LTM earnings are assumed to be taxed at 35.0% (the US corporate tax rate).

(h)         The details and pricing of CEMEX’s acquisition financing arrangements were filed with the SEC on 14 November 2006 in CEMEX’s tender offer. The weighted average margin to the London Interbank Offer Rate (LIBOR) disclosed for acquisition facilities and those existing loan facilities which are proposed to be used to fund the acquisition is 0.41%. Where the documents provide for various reference rates, LIBOR has been used in this analysis and it is assumed that all facilities are denominated in US$. The 90 day US$ LIBOR, as a 24 November 2006 was 5.37% per annum and has been used to calculate the pro-forma interest rate of 5.78% per annum. This pro-forma interest rate has been applied to the total funds required to acquire 100% of Rinker Shares, refinance Rinker’s net debt and pay all transaction and other costs relating to the acquisition.

(i)             The impact on interest expense (and associated tax impact) of incremental cashflows generated during the period has been excluded from the analysis.

(j)             CEMEX’s interest expense (and associated tax impact) includes deferred financing fees and is assumed to be tax deductible at a rate of 35.0%.

(k)          CEMEX may enter into one or more transactions with the intention of ensuring that CEMEX’s credit metrics are such that a particular credit rating is achieved at different Offer price levels. Such transactions may include an equity or a hybrid capital raising, asset sales or another transaction. CEMEX has indicated that it may undertake asset sales but has not disclosed any details of such potential sales. Consequently, this illustrative pro-forma analysis does not take into account the impact of any such transaction. The impact of any such transaction may change the illustrative pro-forma accretion.

(l)             On page 26 of the Bidder’s Statement, CEMEX states that approximately US$130 million per annum of pre-tax cost synergies can be generated by CEMEX if it acquires Rinker. The illustrative pro-forma analysis includes US$130 million of synergies. The costs to achieve the synergies have been excluded from the illustrative pro-forma accretion analysis reflecting standard market practice because they are nonrecurring. However the illustrative pro-forma impact of the after-tax interest expense which is incurred on additional debt incurred to fund such costs has been taken into account.

Note:

1.               The analysis is illustrative and pro-forma in nature and is provided so that Rinker Shareholders are aware of the analysis of possible scenarios. It is included to show an indication of the possible impact of an acquisition of Rinker on CEMEX—it does not purport to forecast the precise actual impact on CEMEX. The actual impact may differ to that shown in the illustrative pro-forma analysis for various reasons including matters relating to the cost of any acquisition, the timing of any acquisition, the financial position of CEMEX and Rinker at the time of any acquisition, the financial performance of CEMEX and Rinker after any acquisition has been completed, the amount, timing and cost to achieve synergy benefits, the costs and method of funding any acquisition and the impact of any other relevant transactions.

CEMEX can offer a lot more for your Rinker Shares

27

12                                  CEMEX’s Offer creates value for its shareholders at your expense

An acquisition of Rinker's highly strategic assets would create more value for CEMEX's shareholders than for you

CEMEX will also realise a number of benefits if it acquires Rinker including those summarised below.

What Rinker would give CEMEX	What CEMEX is telling its shareholders
The cashflow and balance sheet capacity to finance its own takeover	“We expect this transaction to be immediately accretive to free cash flow and to cash earnings per share”(1)
Critical mass	“The combination of CEMEX and Rinker will create one of the world’s largest and most profitable building materials companies”(1)
Improved market positions in the US	“Significantly strengthen our ability to serve customers in the world’s largest and most dynamic building materials market”(1)
Access to scarce, high quality assets	Moves from a top 10 position in global aggregate production to a top five position(2)
Improved portfolio balance	“Further reduce the volatility of CEMEX’s cash flow and our cost of capital”(1)
Reduces CEMEX’s reliance on cement and provides a 5% increase in exposure to aggregates (as measured by EBITDA 2005 pro-forma portfolio balance)(2)
Attractive footprint in Australia	“Rinker’s attractive position in Australia extends CEMEX’s global network into an exciting new market”(1)
Improved industry position across the global value chain	An additional 118 million tons per annum of aggregate sales(2)
Synergies	“Complementary nature of the two businesses uniquely positions us to unlock Rinker’s inherent value”(1)

Notes:

1.               CEMEX announcement which was filed with the SEC on 27 October 2006 and with the ASX on 30 October 2006.

2.               CEMEX presentation which was filed with the SEC on 27 October 2006.

CEMEX is not offering you enough for Rinker’s unique and strategic combination of assets. Why transfer all of these benefits to CEMEX’s shareholders?

28

Major Rinker Shareholders who hold more than 100 million Rinker Shares have already stated that CEMEX’s Offer undervalues Rinker

“Seventeen [Australian] dollars is too low for the quality of the assets. It’s an opportunistic bid only aimed at capitalising on the share price weakness that Rinker has had over the last few months.”

“I don’t want to comment about what the right number is, but A$17 is certainly too low.”

John Sevior, Perpetual Investments

Dated: 31 October 2006 and 9 November 2006 respectively.

“We’ve got as much of an interest of having an investment in a good company as CEMEX have, and so you wouldn’t just lightly say we’ll accept it.

The thing about Rinker is that we have these things in the books at quite a low price. If we sell we’re going to have to pay tax [and] we’ve got to work out what we reinvest it in.”

Ross Barker, Australian Foundation Investment Company

Dated: 1 November 2006.

“It’s very opportunistic given the cyclical downturn…and certainly doesn’t take account of the long term value of Rinker.

We think it undervalues the [Rinker] Shares given the unique assets that Rinker owns.”

Tim Ryan, Orion Asset Management

Dated: 24 November 2006.

“We do think it’s far too low.”

John Gethin-Jones, Queensland Investment Corporation

Dated: 1 November 2006.

DO NOTHING

29

Your Directors’ response to CEMEX’s claims

CEMEX made a number of claims in its Bidder’s Statement in support of its Offer. Your Directors’ response to the key claims is summarised in the table below:

CEMEX's claim	Rinker's response

Rinker’s directors stated that they believe US$ reporting represents the best measure of overall Rinker group performance. In recognition of this and consistent with the location of the majority of Rinker’s assets, CEMEX has priced the Offer in US dollars

Source: Bidder’s Statement page 1

CEMEX’s approach fails to take into account several important considerations, including the fact that 65% of Rinker Shareholders (being approximately the level of Australian beneficial ownership of Rinker by number of Rinker Shares) are Australian residents. Rinker is also an Australian incorporated company, is listed on the ASX and pays its dividends in A$.

Although US$ is the best reporting currency for Rinker, shareholders primarily trade Rinker Shares in A$.

CEMEX’s Offer structure transfers the foreign exchange risk onto Australian Resident Rinker Shareholders. Australian Resident Rinker Shareholders who accept CEMEX’s Offer and do not elect to receive US$ will not have certainty as to the amount of A$ they will receive.

CEMEX as a major international company with a market capitalisation of approximately US$25 billion, is better placed to manage the foreign exchange risk than Australian Resident Rinker Shareholders.

CEMEX's claim	Rinker's response
You will receive an attractive premium for your Rinker Shares Source: Bidder’s Statement page 6

Your Directors believe CEMEX’s Offer is far too low.

The Independent Expert believes that CEMEX’s Offer is neither fair nor reasonable and has valued Rinker Shares at between A$20.58(1) and A$23.04(1) per Rinker Share—significantly above CEMEX’s Offer price.

Major Rinker Shareholders have indicated that CEMEX’s Offer undervalues Rinker.

The market also believes the Offer is inadequate. The Rinker VWAP from 20 November 2006 to 24 November 2006 was $A18.48(2) which was $A1.80(2),(3) above the Offer price adjusted for interim dividend.

Notes:

1.               Based on an exchange rate of A$1.00 to US$0.77, which is the rate used by the Independent Expert. No deduction has been made for the $A0.16 per Rinker Share interim dividend for the half year ended 30 September 2006 to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period.

2.               From 20 November 2006, Rinker Shares have traded ex the interim dividend of A$0.16 per Rinker Share for the half year ended 30 September 2006. CEMEX’s US$ Offer price has been based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006 and subtracts the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period. If CEMEX does not exercise this right, the A$0.16 Rinker Share interim dividend to be paid on 11 December 2006 would be added back. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

3.               Based on the Rinker VWAP from 20 November 2006 to 24 November 2006.

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Your Directors’ response to CEMEX’s claims

CEMEX's claim	Rinker's response
CEMEX’s Offer price represents an attractive multiple of Rinker’s earnings based on the claimed average EV/LTM EBITDA multiples paid in precedent transactions Source: Bidder’s Statement page 7

Of the transactions identified by CEMEX, the most relevant transaction is the acquisition by Vulcan Materials Co. of Calmat Co., given the scarcity of aggregate based businesses in Florida. The disclosed enterprise value (EV) of Calmat Co. was approximately US$890 million or 11.0x Calmat Co.’s reported LTM EBITDA before allowing for any value allocated to property assets or other adjustments.

Using a multiple of 11.0x would result in a value of approximately A$21.25(1) per Rinker Share, based on Rinker’s EBITDA for the 12 months to 30 September 2006.

In any event, the value of Rinker should be primarily determined by reference to its expected future cashflows, rather than simply being implied by transaction multiples which relate to different companies at different points in the construction cycle. Rinker is not an “average” company and should not be compared to “average” transaction multiples.

Your Directors believe that Rinker, which has outperformed its peers on earnings related metrics and generated superior shareholder returns, should not be compared to “average” transaction multiples.

Note:

1.               Based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

31

Your Directors’ response to CEMEX’s claims

CEMEX's claim	Rinker's response
CEMEX’s Offer gives you the opportunity to sell your Rinker Shares for a premium to independent brokers’ target share prices Source: Bidder’s Statement page 8

Your Directors believe a comparison of CEMEX’s Offer price to an average of broker target share prices should be disregarded.

Broker target share prices should always be considered in their context, particularly in regard to the assumptions used.

Your Directors believe that none of the target share prices used by CEMEX incorporates a control premium and are not comparable to a takeover offer price.

CEMEX has ignored the brokers’ assessment of the fair, long-term value of Rinker by focusing on the “average broker target share price”, a term which usually has a 12 month time horizon.

If a comparison to broker reports is to be made, it should be to broker valuations not target prices.

The average broker valuation post CEMEX’s Offer and Rinker’s results for the six months to 30 September 2006 being announced is A$19.49(1).

Note:

1.               The average broker valuation for Rinker Shares is calculated from eight broker research reports available to Rinker dated over the period from 9 November 2006 to 24 November 2006 (based on the most recent available report for each broker). Valuations range in these reports from A$17.31 to A$22.55, with an average of A$19.49. The average broker valuation excludes the valuations of UBS, Citigroup Global Markets Australia Pty Limited and J.P. Morgan Australia Limited who have advisory roles with Rinker or CEMEX and have not published valuations since the announcement of CEMEX’s Offer. No broker reports from that period of which Rinker is aware were omitted from the calculation of this average other than those which were not available to Rinker. Directors do not adopt this average as their own valuation in relation to Rinker and are not providing any such valuation.

CEMEX's claim	Rinker's response
Rinker is finding it difficult to implement its stated strategy, which over time will impact on its growth Source: Bidder’s Statement page 9

Rinker has invested US$1.9 billion in 49 acquisitions since 1998 and approximately US$1 billion in improving the existing business, including greenfield developments.

Rinker continues to pursue value enhancing acquisitions and has a number of opportunities under active consideration.

32

Your Directors’ response to CEMEX’s claims

CEMEX's claim	Rinker's response
Rinker has an inefficient capital structure that is difficult to correct Source: Bidder’s Statement page 10

Rinker has an active capital management program that has distributed A$1,505 million to Rinker Shareholders in addition to Rinker’s regular dividend since the demerger from CSR in March 2003. This total comprises a capital return of A$455.1 million, a special dividend of A$364.1 million and A$685.8 million in on-market share buybacks of Rinker Shares.

Rinker will continue to actively consider alternatives that are in the best interests of Rinker Shareholders.

CEMEX's claim	Rinker's response
Rinker’s high level of revenue concentration increases earnings volatility Source: Bidder’s Statement page 11

As outlined in point 4 (starting on page 12 of this Target’s Statement), Rinker has a diversified portfolio of assets in terms of geography (both within the US and Australia), end-user markets and products. This earnings diversification allows Rinker to react more quickly to changes in market conditions, reducing the impact of volatility in any one market.

CEMEX's claim	Rinker's response
Rinker’s business is heavily exposed to residential construction in three underperforming US states Source: Bidder’s Statement page 12

Rinker has significant positions in three key US states—Florida, Arizona and Nevada. Over the past 30 years, these states were the top three states for growth in cement consumption (which is correlated with construction activity)—growing between two and three times faster than the US average. These three states are now forecast to be the fastest-growing states for population growth rate from 2000-2030. Long-term construction activity is directly correlated to population growth.

Approximately 45% of Rinker Materials’ sales are to the civil and commercial construction markets—Rinker is not a “one-market” company.

CEMEX understands the cyclical nature of the residential construction markets, especially in Florida where CEMEX has a significant market position. CEMEX understand the positive long-term fundamentals for Rinker.

CEMEX publicly acknowledged in a conference call on 27 October 2006 that the current residential slowdown is a short-term impact, not a permanent and fundamental change:

“Of course I am worried about the US housing slowdown and about the Florida residential market but I am confident those are manageable risks…

I’m optimistic in the long-run about the high growth construction markets in which we operate in the US.” (Lorenzo Zambrano, CEMEX’s Chairman and CEO(1))

Note:

1.               CEMEX’s Offer related conference call on 27 October 2006, the transcript of which was lodged with the SEC and is available on the CEMEX website.

33

Your Directors’ response to CEMEX’s claims

CEMEX's claim	Rinker's response
CEMEX’s Offer is an all cash Offer which provides you certain value for your Rinker Shares Source: Bidder’s Statement page 13

Only if you elect to receive US$, will you receive a certain value—US$13.00 per Rinker Share. Even then, CEMEX may reduce this value by dividend payments made by Rinker during the Offer Period.

If you are an Australian Resident Rinker Shareholder and you do not elect to receive your proceeds in US$, you will not receive a certain value in A$.

The amount of A$ you receive depends on when CEMEX receives your acceptance, when CEMEX converts US$ into A$ to pay you and the exchange rate achieved by CEMEX on conversion of US$ to A$.

Also, currency fluctuations between the date you accept and the date you are actually paid the A$ proceeds, could result in a taxable gain or deductible loss for certain Rinker Shareholders. If you were to accept CEMEX’s Offer and realise a taxable gain, tax would further reduce the net A$ proceeds received by you.

Even if you accept CEMEX’s Offer, you will not be paid until the many conditions of CEMEX’s Offer are satisfied or waived.

CEMEX's claim	Rinker's response
The Rinker Share price may fall if the Offer does not proceed Source: Bidder’s Statement page 13

Whilst the Rinker Share price may fall if CEMEX’s Offer does not proceed, your Directors believe that Rinker’s long-term fundamentals are strong and the Rinker Share price will reflect this strength in the longer term.

34

1              Information on Rinker

35

Section 1 Information on Rinker

1.1          Background information on Rinker

Rinker (formerly HBM International Limited and formerly CSR Investments Overseas Limited) was incorporated under the laws of the Commonwealth of Australia on 23 December 1987 and operates under the Corporations Act.

From incorporation to the date of the demerger, Rinker operated as a wholly owned subsidiary of CSR, holding principally CSR’s non-Australian interests.

On 28 March 2003, the Federal Court of Australia approved the demerger of Rinker from CSR. On 31 March 2003, Rinker ordinary shares commenced trading on the ASX (on a deferred settlement basis). In accordance with the terms of the demerger, Rinker issued 944.7 million ordinary shares on 11 April 2003.

Rinker is a focused, heavy building materials group comprising of Rinker Materials in the US and Readymix in

Australia and China.

1.2          Current business activities of Rinker

Rinker is a vertically integrated group offering a broad range of heavy building materials products. Rinker’s subsidiaries are principally divided by geography with Rinker Materials in the US and Readymix in Australia and China.

Rinker Materials is further divided into five business segments according to product.

Rinker Materials’ Aggregates segment extracts aggregates which are then crushed and sized for delivery to customers primarily for use in the production of concrete, roadbase and asphalt. Rinker Materials is the fifth largest supplier of aggregates by volume in the US, operating 89 quarries in 14 states as at 31 March 2006, the majority located in the states of Florida (14), Arizona (28), Tennessee (10) and Washington state (12).

Rinker Materials’ Cement segment produces cement through a highly capital intensive process with limestone as the major raw material. Rinker Materials is a leading Florida supplier with two plants and two strategically placed import terminals.

Rinker Materials’ Concrete, Concrete Block and Asphalt segment operates 222 plants in eight states and is a leading supplier in Florida, Arizona and Nevada.

Concrete is produced by combining cement, aggregate, water and additives in batch plants for delivery to customers’ sites in mixer trucks. Rinker Materials had 172 concrete plants as at 31 March 2006, located in Florida (92), Arizona (48), Nevada (12) and in Tennessee, northern California, Oregon and Washington state.

Concrete block is manufactured in factories by a continuous process of combining cement and aggregate raw materials, which are moulded and cured to required dimensions. Delivery to customers is by trucks, which have on-board material handling equipment to unload block at the job site. Rinker’s concrete block plants are principally in Florida and Nevada.

Rinker also manufactures and sells hot-mix asphalt products. These are a mixture of aggregate and asphalt oil made to customer’s specifications in a batch plant. Rinker’s asphalt plants are principally in Arizona and Washington state.

Rinker Materials’ Concrete Pipe and Products segment produces concrete pipe by inserting concrete into a mould which is subsequently removed. The principal product is concrete pipe which is used for storm water transmission, sewerage and irrigation. As at 31 March 2006, Rinker Materials Pipe segment had 49 plants operating in 22 states. Three major plants and four other plants are located in Texas, the largest state by sales for this business segment.

Rinker Materials’ other segments include gypsum wallboard supply and Rinker Materials corporate costs.

Rinker’s Readymix subsidiary operates in Australia and China. Like Rinker Materials, Readymix is a vertically integrated heavy building materials business. As at 31 March 2006, Readymix had 348 operating plants including 84 quarries and sand mines, 247 concrete plants and 17 concrete pipe and product plants. Concrete pipe and products are produced by Readymix’s Humes business. Readymix also holds a 25% interest in Australia’s largest cement manufacturer, the Cement Australia joint venture. Cement Australia was formed on 1 June 2003 with the merger of Australian Cement Holdings (50% Readymix, 50% Hanson Australia Pty Ltd) and Queensland Cement Limited (a 100% owned Holcim Ltd subsidiary).

REJECT CEMEX’s takeover Offer — DO NOTHING

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1.3          Rinker’s financial profile

(a) Introduction
This Section of the Target’s Statement contains the following information:

•                                  actual results for the 12 months ended 31 March 2006 and the half year ended 30 September 2006;

•                                  actual results for the 12 months ended 30 September 2006, comprising the results for the half year ended 31 March 2006 and the half year ended 30 September 2006; and

•                                  results for the half year ended 30 September 2006.

The financial information from which this financial information has been compiled for inclusion in the

Target’s Statement was prepared in accordance with the requirements of the Corporations Act, including the measurement and recognition requirements but not all the disclosure requirements, of A-IFRS and other mandatory professional reporting requirements (Urgent Issues Group Interpretations) in Australia.

The financial information in this Section of the Target’s Statement is presented in US dollars unless otherwise noted.

(b) Historical financial performance
Set out below is a summary of Rinker’s consolidated financial performance for the 12 months ended

31 March 2006, the 12 months ended 30 September 2006 and the six months ended 30 September 2006.

	Audited actual 12 months to 31 March 2006	Unaudited actual 12 months to 30 September 2006	Reviewed actual six months to 30 September 2006
US$ million
Sales revenue	5,108.4	5,423.2	2,865.0
EBITDA	1,354.5	1,443.9	759.6
Depreciation and amortisation	(208.9)	(215.7)	(110.1)
EBIT	1,145.6	1,228.2	649.5
Net interest expense	(20.1)	(24.8)	(15.5)
Operating profit before income tax expense	1,125.5	1,203.4	634.0
Income tax expense	(381.9)	(413.6)	(220.8)
Net profit before minority interests	743.6	789.8	413.2
Minority interests	(3.4)	(4.7)	(2.8)
NPAT	740.2	785.1	410.4
Earnings per share—basic (cents)	80.5	86.6	45.4
Earnings per share—diluted (cents)	80.2	86.3	45.3

Source: Rinker annual report, interim financials year ended 31 March 2006 and half year ended 30 September 2006.

(c) Rinker’s results for the half year ended 30 September 2006

Your Directors consider that Rinker’s real value is in the long-term fundamentals of its key markets and that it is not appropriate to give undue weight to short-term results.

A copy of Rinker’s most recent news release for results, for the half year ended 30 September 2006 is attached in Attachment 2.

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2              Your choices as a Rinker Shareholder

38

Section 2 Your choices as a Rinker Shareholder

Your Directors recommend that you REJECT CEMEX’s Offer.

As a Rinker Shareholder, you have three choices currently available to you:

(a) Do not accept CEMEX’s Offer
Rinker Shareholders who do not wish to accept CEMEX’s Offer or sell their Rinker Shares on-market should do nothing.

Rinker Shareholders should note that if CEMEX and its associates have a relevant interest in at least 90% of the Rinker Shares during or at the end of the Offer Period, CEMEX will be entitled to compulsorily acquire the Rinker Shares that it does not already own.

(b) Sell your Rinker Shares on-market

During a takeover, shareholders of a target company who have not already accepted the bidder’s offer can still sell their shares on-market for cash.

The Rinker VWAP from 20 November 2006 to 24 November 2006 was A$18.48 which was A$1.80(1) above

CEMEX’s Offer price adjusted for dividends. The latest price for Rinker Shares may be obtained from the ASX website at www.asx.com.au.

Rinker Shareholders who sell their Rinker Shares on-market may be liable for CGT on the sale (see Section 4 of the Target’s Statement) and may incur a brokerage charge.

Rinker Shareholders who wish to sell their Rinker Shares on-market should contact their broker for information on how to effect that sale.

(c) If you do not accept your Directors’ recommendation, you may accept CEMEX’s

Offer
Rinker Shareholders may elect to accept CEMEX’s Offer. Details of the consideration that will be received by Rinker Shareholders who accept CEMEX’s Offer are set out in the Bidder’s Statement.

Rinker Shareholders who accept CEMEX’s Offer may be liable for CGT on the disposal of their Rinker Shares

(see Section 4 of the Target’s Statement). However, they will not incur any brokerage charge.

The Bidder’s Statement contains details of how to accept CEMEX’s Offer in section 8.3.

Notes:

1.                    From 20 November 2006, Rinker Shares have traded ex the interim dividend of A$0.16 per Rinker Share for the half year ended 30 September 2006. CEMEX’s US$ Offer price is based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006 and subtracts the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer Period. This assumes that CEMEX will exercise this right. If CEMEX does not exercise this right, the A$0.16 per Rinker Share interim dividend to be paid on 11 December 2006 would be added back. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only.

39

3              Directors’ recommendation and interests

40

Section 3 Directors’ recommendation and interests

3.1          Directors’ recommendation — REJECT CEMEX’S OFFER

After taking into account each of the matters in the target’s Statement (including the Independent Expert’s Report) and in the Bidder’s Statement, each of your Directors recommends that you REJECT CEMEX’s Offer. TO REJECT CEMEX’s Offer, DO NOTHING.

In considering whether to accept CEMEX’s Offer, your Directors encourage you to:

•                       read the whole of the Target’s Statement (including the Independent Expert’s Report in Attachment 1) and the Bidder’s Statement;

•                       have regard to your individual risk profile, portfolio strategy, tax position and financial circumstances; and

•                       obtain advice from your broker, financial adviser or legal adviser on CEMEX’s Offer and obtain taxation advice on the effect of accepting CEMEX’s Offer.

3.2            Directors of Rinker

As at the date of the Target’s Statement, the Directors of Rinker are:

Name	Position
John Morschel	Chairman (non-executive)
John Arthur	Director (non-executive)
John Ingram	Director (non-executive)
David Clarke	Director (Chief executive)
Marshall Criser	Director (non-executive)
Jack Thompson	Director (non-executive)
Walter Revell	Director (non-executive)

3.3            Interests and dealings in Rinker securities

(a) Interests in Rinker Shares
As at the date of the Target’s Statement, your Directors had the following relevant interests in Rinker Shares:

Director	Number of Rinker Shares
John Morschel	68,162
John Arthur	47,542
John Ingram	26,769
David Clarke	1,903,519
Marshall Criser	66,780
Jack Thompson	6,000
Walter Revell	20,000
Total	2,138,772

41

As at the date of the Target’s Statement, Rinker Management had the following relevant interests in Rinker

Shares:

Rinker Management	Number of Rinker Shares
David Clarke	1,903,519
Peter Abraham	288,250
David Berger	465,413
Tom Burmeister	396,307
Sharon DeHayes	378,843
Mike Egan	230,778
Ira Fialkow	395,664
Duncan Gage	330,121
Rodney Gamble	66,803
Debra Stirling	378,950
Karl Watson, Jr	624,384
Total	5,459,032

None of Rinker’s other Affiliates owns any relevant interest in Rinker Shares.

(b) Dealings in Rinker Shares

No Director has acquired or disposed of a relevant interest in any Rinker Shares in the four month period ending on the date immediately before the date of the Target’s Statement, other than as follows:

Date	Director	Number of Rinker Shares or Rinker ADRs acquired		Price per Rinker Share or Rinker ADR
17 October 2006	John Morschel*	513		A$14.60
17 October 2006	John Arthur*	888		A$14.60
17 October 2006	John Ingram*	137		A$14.60
13 October 2006 (US time)	Marshall Criser**	154	†	US$55.04
19 September 2006	John Morschel*	583		A$12.82
19 September 2006	John Arthur*	1,012		A$12.82
19 September 2006	John Ingram*	155		A$12.82
15 September 2006 (US time)	Marshall Criser**	172	†	US$49.26
22 August 2006	John Morschel*	547		A$13.67
22 August 2006	John Arthur*	948		A$13.67
22 August 2006	John Ingram*	146		A$13.67
15 August 2006 (US time)	Marshall Criser**	171	†	US$49.97

*                      John Morschel, John Arthur and John Ingram each acquired their respective relevant interests in Rinker Shares under the ESAP.

**               Marshall Criser acquired his relevant interest in Rinker Shares by the acquisition of Rinker ADRs under the Rinker Materials Supplemental Executive Profit Sharing 401(k) Plan. These numbers have been rounded to provide whole Rinker Share or Rinker ADR amounts and dollar prices.

†                       Denotes ADRs

42

Section 5.6 of the Target’s Statement contains details of Rinker’s share plans. David Clarke participates in the

PSP and the Australian-based non-executive Directors participate in the ESAP.

No member of Rinker Management has acquired or disposed of a relevant interest in any Rinker Shares in the four month period ending on the date immediately before the date of the Target’s Statement, other than as follows:

Date	Rinker Management	Number of Rinker Shares acquired	Price per Rinker Share
17 October 2006	Peter Abraham*	273	A$14.60
19 October 2006	Peter Abraham*	311	A$12.82
22 August 2006	Peter Abraham*	292	A$13.67

*                      Peter Abraham acquired his relevant interest in Rinker Shares under the ESAP.

3.4            Intentions of your Directors and Rinker Management in relation to CEMEX’s Offer

Each Director who has a relevant interest in Rinker Shares, presently intends to REJECT CEMEX’s Offer in relation to those Rinker Shares. In addition, members of Rinker Management and each Affiliate who has a relevant interest in Rinker Shares presently intends to REJECT CEMEX’s Offer in relation to those Rinker Shares.

Details of the relevant interests of each Director and each member of Rinker Management in Rinker Shares are set out in Section 3.3 of the Target’s Statement.

3.5 Benefits and agreements

(a) Benefits in connection with retirement from office
As a result of CEMEX’s Offer, no person has been or will be given any benefit (other than a benefit which can be given without member approval under the Corporations Act) in connection with the retirement of that person, or someone else, from a board or managerial office of Rinker or a related body corporate of Rinker.

Section 5.7 of the Target’s Statement contains details of the retirement benefits to which your Directors are entitled.

(b) Agreements connected with or conditional on CEMEX’s Offer
There are no agreements made between any Director and any other person in connection with, or conditional upon, the outcome of CEMEX’s Offer other than in their capacity as a holder of Rinker Shares.

(c) Benefits from CEMEX
None of the Directors, members of Rinker Management or Affiliates has agreed to receive, or is entitled to receive, any benefit from CEMEX, its executive officers, directors or affiliates, which is conditional on, or is related to, CEMEX’s Offer, other than in their capacity as a holder of Rinker Shares.

(d) Interests of Directors in contracts with CEMEX
None of the Directors, Rinker Management or Affiliates of Rinker has any interest in any contract entered into by CEMEX, its executive officers, directors or affiliates.

43

3.6          Interests and dealings in CEMEX securities

(a) Interests in CEMEX securities
As at the date immediately before the date of the Target’s Statement, no Director, or member of Rinker

Management, had a relevant interest in any CEMEX securities except as follows:

Rinker Director or Management	Number of CEMEX Shares
Tom Burmeister	130

(b) Dealings in CEMEX securities
No Director, member of Rinker Management or Affiliate acquired or disposed of a relevant interest in any CEMEX securities in the four month period ending on the date immediately before the date of the Target’s Statement except as follows:

Date	Rinker Director or Management	Number of CEMEX securities acquired or disposed	Price per CEMEX security
13 October 2006	Ira Fialkow	600 sold	US$32.57
13 October 2006	Ira Fialkow	200 sold	US$32.58

Note: No CEMEX securities now held by Ira Fialkow.

44

45

Section 4 Taxation Consequences

The tax implications of accepting CEMEX’s Offer are complex, and the comments contained within this Section are of a general nature only. The comments do not constitute an authoritative or complete statement of how the tax laws will apply to each Rinker Shareholder. Accordingly, the information does not constitute tax advice to Rinker Shareholders, and should not be relied upon as such. Rinker Shareholders should seek independent professional advice regarding the taxation consequences of disposing of Rinker Shares in light of their own particular circumstances.

4.1 Australian tax considerations

(a) Introduction

This Section includes information on the Australian income tax and CGT consequences to Rinker Shareholders of accepting CEMEX’s Offer. The information relates to CEMEX’s Offer in respect of Rinker Shares only, and not any rights held over Rinker Shares.

Section 5 of the CEMEX Bidder’s Statement sets out a general description of the income tax, CGT, GST and stamp duty consequences of CEMEX’s Offer.

(b) Australian Resident Rinker Shareholders

The Australian tax consequences of accepting CEMEX’s Offer will depend on a number of factors including:

•                  whether you hold Rinker Shares as capital assets for the purpose of investment, or whether you acquired Rinker Shares for the purpose of resale at a profit;

•                  whether you are deemed to have acquired your Rinker Shares before 20 September 1985 (which will be “pre-CGT shares”), or whether you acquired your Rinker Shares on or after 20 September 1985; and

•                  in relation to Rinker Shares acquired or deemed to have been acquired on or after 20 September 1985, the acquisition costs of the Rinker Shares and whether you have held the Rinker Shares for at least 12 months.

The comments within this Section are applicable to Rinker Shareholders resident for tax purposes in Australia, who hold their Rinker Shares as capital assets for the purpose of investment. The comments do not apply to Rinker Shareholders who hold Rinker Shares for the purposes of resale or in connection with the conduct of a business; and do not apply to certain Rinker Shareholders including banks, insurance companies, entities acting in the capacity of trustees (other than of complying superannuation funds) and tax exempt organisations.

The comments within this Section are also based upon the terms of CEMEX’s Offer set out in the CEMEX Bidder’s Statement.

(c) Pre-Capital Gains Tax Rinker Shares

Rinker Shareholders who acquired shares in CSR before 20 September 1985 and who elected CGT rollover in relation to the demerger of Rinker from CSR, and who continue to hold those same Rinker Shares, will be deemed to have acquired those Rinker Shares before 20 September 1985. A disposal of these Rinker Shares under the terms of CEMEX’s Offer should not give rise to any Australian CGT implications.

(d) Post-Capital Gains Tax Rinker Shares

In relation to Rinker Shares acquired or deemed to be acquired on or after 20 September 1985, a disposal under the terms of CEMEX’s Offer will constitute a CGT event. For CGT purposes, various matters are determined by reference to the day on which the CGT event happens. In this case, this will be the later of the day CEMEX’s Offer becomes unconditional and the day the Rinker Shareholder accepts CEMEX’s Offer (“the day of the CGT event”). In the circumstances, Australian Resident Rinker Shareholders may make a capital gain or capital loss for Australian tax purposes on the disposal of their Rinker Shares under CEMEX’s Offer. Rinker Shareholders may also make a foreign exchange gain or loss which will have additional taxation implications (discussed below).

46

For each Rinker Shareholder, the capital gain or capital loss arising on the disposal of Rinker Shares will be calculated on the basis of the difference between the value of the consideration received and the cost base (or, in the case of a loss, reduced cost base) of the Rinker Shares.

The value of the consideration received will be the Australian dollar equivalent of the US dollar cash consideration, at the spot exchange rate on the day of the CGT Event.

The cost base of Rinker Shares is generally the cost of acquisition, including certain costs associated with acquisition. Those Rinker Shareholders who hold Rinker Shares in respect of which they received the capital return made by Rinker on 17 August 2006 will have the cost base of those Rinker Shares reduced by $0.50 per share (being the amount of that capital return).

With regard to Rinker Shares acquired as a result of Rinker’s demerger from the CSR Group, the cost base of the Rinker Shares will need to be calculated by reference to a portion of the cost base of the original shares held in CSR at the time of demerger. CSR advised shareholders that 75% of the cost base of each CSR share immediately before demerger should be allocated to each Rinker Share issued under the demerger.

The cost base (but not the reduced cost base) may be indexed for inflation if the Rinker Share is deemed to have been acquired at or before 11.45 am on 21 September 1999. The cost base of such Rinker Shares may be indexed for inflation until the calendar quarter ended 30 September 1999. It should be noted that indexation may only operate to reduce a capital gain in respect of these Rinker Shares, it may not operate to create or increase a capital loss.

Alternatively, certain Australian Resident Rinker Shareholders may choose to claim a “CGT Discount” if they are unable to (or choose not to) adjust their base cost in Rinker Shares for indexation. The CGT Discount will only be available if the shareholder acquired the Rinker Shares more than 12 months before the day of the

CGT Event.

Companies are not entitled to the CGT Discount, and the full net gain will be taxable. With regard to individuals, only half of the net capital gain (after deducting any available capital losses) will be taxable. In the case of a complying superannuation fund, two thirds of the net capital gain (after deducting any available capital loss) will be taxable. The application of the CGT Discount to other Rinker Shareholders is complex, and specific advice should be obtained by such Rinker Shareholders.

(e) No CGT rollover

The terms of CEMEX’s Offer specify a disposal of Rinker Shares for cash consideration. As such, the rollover relief provisions (which can operate to defer tax liabilities in respect of capital gains arising from certain disposals by Rinker Shareholders such as certain “scrip-for-scrip” transactions) will not apply. Any net capital gain arising from acceptance of CEMEX’s Offer will therefore be subject to tax in the income year in which the day of the CGT Event falls.

(f) Treatment of capital losses

If a capital loss arises from a disposal of Rinker Shares under the terms of CEMEX’s Offer, it should be noted that the loss may not be deducted against other income for Australian tax purposes. Instead, utilisation of capital losses is restricted to offset against capital gains realised in the same income year, or to be offset against future capital gains. Capital losses cannot be utilised to offset capital gains in earlier years.

(g) Treatment of any foreign exchange gain or loss

The terms of CEMEX’s Offer specify capital proceeds of an Australian dollar equivalent of the US dollar cash consideration. Currency fluctuations between the day of the CGT Event and the date of actual payment of the cash consideration, could result in a further CGT Event that could give rise to an additional taxable gain or deductible loss for certain Rinker Shareholders. The day of this CGT Event will be the day on which the Rinker Shareholder receives the proceeds from CEMEX. It should be noted that Rinker Shareholders will not be entitled to claim the CGT Discount to reduce any taxable gain arising from currency fluctuations in these circumstances.

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(h) Illustrative Example for Australian Resident Rinker Shareholders

John is an Australian tax resident who purchased 1,000 CSR shares on 1 July 2000 for A$4.00 per share. On demerger of Rinker from CSR in April 2003, John received 1,000 Rinker Shares. John elected tax rollover treatment in relation to the CSR demerger and therefore has allocated a cost base of A$3.00 per share to his Rinker Shares.

John received the A$0.50c capital return from Rinker in August 2006, which reduced the cost base of his Rinker Shares to A$2.50 per share.

John accepts CEMEX’s Offer on 1 May 2007 after CEMEX’s Offer becomes unconditional (it is assumed that CEMEX’s Offer becomes unconditional on 1 April 2007). For the purposes of this example only, it is assumed that, on 1 May 2007, the US$ exchange rate is 0.7800.

John’s capital gain will be calculated as follows:

Amount deemed received for CGT purposes (US$13 converted at 0.7800 = A$16.67 per share x 1,000 Rinker Shares)	A$16,670
CGT Cost base (A$2.50 per share x 1,000 Rinker Shares)	A$2,500
Capital Gain	A$14,170
Discounted capital gain (50%)	A$7,085
Tax payable (assuming John is on the highest marginal tax rate of 46.5%)	A$3,295

John receives the cash proceeds from CEMEX on 1 June 2007. For the purposes of this example only, it is assumed that the US$ exchange rate for the purposes of conversion is 0.7300, such that the actual amount paid by CEMEX to John on 1 June 2007 is A$17.81 per Rinker Share.

John will then need to calculate an additional capital gain, as follows:

Actual proceeds received (US$13 converted at 0.7300 = A$17.81 per share x 1,000 Rinker Shares)	A$17,810
Proceeds taken up for the previous capital gain calculation (above)	A$16,670
Additional Capital Gain	A$1,140
No CGT Discount is available in respect of this capital gain
Tax payable on the additional capital gain (assuming John is on the highest marginal tax rate of 46.5%)	A$530
Therefore, the total tax payable by John as a result of accepting CEMEX’s Offer is	A$3,825

(i) Non-Australian Resident Rinker Shareholders

Based on current legislation, a Rinker Shareholder who is a non-resident of Australia for taxation purposes and holds their Rinker Shares on capital account will not make a taxable capital gain in Australia on the disposal of Rinker Shares under CEMEX’s Offer provided that the Rinker Shareholder (together with any associates) has not, at any time during the five years immediately preceding the disposal, owned (or be deemed to have owned) 10% or more (by value) of the issued share capital of Rinker.

The Australian Government recently released legislation that will change the current CGT rules that apply to non-residents by narrowing the range of assets to which those rules apply. The new rules will apply from the date of Royal Assent, which is not yet known.

While Rinker Shareholders who are not resident in Australia may not be subject to Australian tax in respect of a disposal of Rinker Shares, it will be important that they take into account the tax consequences under the laws of their country of residence.

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(j) Australian tax consequences for Australian tax resident Rinker employees entitled to Rinker Shares under the Rinker employee share plans

These notes sets out the broad Australian tax consequences of the following Rinker employee share plans as a result of CEMEX’s Offer:

•                  Universal Share Plan

•                  Employee Share Acquisition Plan

•                  Cash Award Share Plan

•                  Performance Share Plan

Assumptions:

•                  Only employees participating solely in the USP have made an election under s139E of the Income Tax Assessment Act 1936 (Cth).

•                  All other employees participating in the other share plans, or in the USP along with another share plan, will not have made an election under s139E.

•                  All participating employees are residents of Australia for tax purposes at all applicable times.

•                  Where applicable, the Board exercises its discretion to waive any applicable performance conditions or service duration requirements and allows the plan participants to access their Rinker Shares. However, the Board will not exercise its discretion to waive any applicable performance conditions or service duration requirements in relation to the USP.

•                  CEMEX’s Offer is a takeover bid pursuant to Chapter 6 of the Corporations Act.

Most participants that are participating solely in the USP will be subject to the same CGT treatment as applies for ordinary shareholders (discussed above).

For most other participants in the above mentioned Rinker employee share plans, the initial taxing point will arise when the restrictions or forfeiture conditions pertaining to those Rinker Shares lapse or when the Rinker Shares are disposed of (for example, as a result of compulsory acquisition). In considering CEMEX’s Offer, the calculation of the tax payable at this taxing point (i.e. lifting of restrictions or forfeiture conditions, or compulsory acquisition) will depend on whether or not the cash payment for the Rinker Shares is received within 30 days of the restrictions or forfeiture conditions lifting, or disposal of the Rinker Shares. This is discussed in detail below.

(k) Universal Share Plan (USP)

USP participants are restricted from dealing with their Rinker Shares until the 3 year holding period has ended or until they cease employment with Rinker. As the Board has no present intention to waive the 3 year holding period, the disposal of Rinker Shares in the USP will only occur if the Rinker Shares are acquired by CEMEX as a result of compulsory acquisition.

Tax treatment where an election was made under s139E to be taxed at grant:

If an election was made under s139E to be taxed at grant of the USP shares, disposal of the USP shares pursuant to CEMEX’s Offer will trigger a CGT event. CGT will be payable on the sales proceeds received for the Rinker Shares (i.e. CEMEX’s Offer) less the market value of the Rinker Shares at the date of grant.

Tax treatment where no s139E election was made:

If the Rinker Shares are acquired by CEMEX as a result of compulsory acquisition, the release of any restrictions that prevent the participant from selling the Rinker Shares will trigger a tax event.

The amount subject to income tax will be the sales proceeds received for the Rinker Shares (i.e. cash offer from CEMEX) less the amount paid to acquire the Rinker Shares (i.e. post-tax salary deductions). There will be no CGT consequences on disposal of the Rinker Shares.

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(l) Employee Share Acquisition Plan (ESAP)

Broadly, most participants still participating in the ESAP will have their Rinker Shares held on trust until a withdrawal notice is approved by the Board. Accordingly, the participants will be restricted from dealing with their Rinker Shares and accepting CEMEX’s Offer until a notice of withdrawal has been approved.

Following approval of a notice of withdrawal, the Rinker Shares cease to be subject to any restrictions or forfeiture conditions and this will trigger a tax event. The amount subject to income tax will depend on whether or not the participant accepts CEMEX’s Offer and disposes of their Rinker Shares within 30 days of the Board approval of a notice of withdrawal. (If the Rinker Shares are acquired by CEMEX as a result of compulsory acquisition, the same treatment will apply as on disposal within 30 days.)

•                  Disposal within 30 days (or compulsory acquisition):

If the participant accepts CEMEX’s Offer and disposes of their Rinker Shares within 30 days of the Board approving a notice of withdrawal or the Rinker Shares are acquired by CEMEX as a result of compulsory acquisition, the amount subject to income tax will be the sales proceeds received for the Rinker Shares (i.e. cash offer from CEMEX). There will be no CGT consequences on disposal of the Rinker Shares.

•                  Disposal outside of 30 days:

If the participant disposes of their Rinker Shares outside of 30 days of the Board approving a notice of withdrawal, the amount subject to income tax will be the market value of the Rinker Shares at the time the Board approved a notice of withdrawal. CGT may be payable on the subsequent disposal of the Rinker Shares. If a gain is made, the amount subject to CGT will be the sales proceeds received less the market value of the Rinker Shares at the time the Board approved a notice of withdrawal. If a loss is made, the loss will be a capital loss which can be used to offset any current or future capital gains.

(m) Cash Award Share Plan (CASP)

Participants in the CASP will have their Rinker Shares held on trust until a withdrawal notice is approved by the Board. Accordingly, the participants will be restricted from dealing with their Rinker Shares and accepting CEMEX’s Offer until a notice of withdrawal has been approved.

As described in Section 5.5 of the Target’s Statement, on the occurrence of the Control Event, the Board will waive the service duration requirements applicable under the CASP and provide participants with a notice of withdrawal. To the extent that the Board approves a notice of withdrawal in respect of certain Rinker Shares under the CASP, those Rinker Shares cease to be subject to any restrictions or forfeiture conditions and this will trigger a tax event. The amount subject to income tax will depend on whether or not the participant accepts CEMEX’s Offer and disposes of their Rinker Shares within 30 days of the Board approving a notice of withdrawal. If the Rinker Shares are acquired by CEMEX as a result of compulsory acquisition, the same treatment will apply as on disposal within 30 days.

•                  Disposal within 30 days (or compulsory acquisition):

If the participant accepts CEMEX’s Offer and disposes of their Rinker Shares within 30 days of the Board approving a notice of withdrawal or the Rinker Shares are acquired by CEMEX as a result of compulsory acquisition, the amount subject to income tax will be the sales proceeds received for the Rinker Shares (i.e. cash offer from CEMEX). There will be no CGT consequences on disposal of the Rinker Shares.

•                  Disposal outside of 30 days:

If the participant disposes of their Rinker Shares outside of 30 days of the Board approving a notice of withdrawal, the amount subject to income tax will be the market value of the Rinker Shares at the time the Board approved a notice of withdrawal. CGT may be payable on the subsequent disposal of the Rinker Shares. If a gain is made, the amount subject to CGT will be the sales proceeds received less the market value of the Rinker Shares at the time the Board approved a notice of withdrawal. If a loss is made, the loss will be a capital loss which can be used to offset any current or future capital gains.

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(n) Performance Share Plan (PSP)

Participants in the PSP have their Rinker Shares held by a nominee until a withdrawal notice is approved by the Board (which would generally occur only at the end of the 3 year performance period and once the performance conditions have been met). Accordingly, the participants are restricted from dealing with their Rinker Shares until a notice of withdrawal has been approved.

As described in Section 5.5 of the Target’s Statement, on the occurrence of the Control Event, the Board will take the performance condition to be satisfied on a proportion of each participant’s Rinker Shares held under the PSP and approve a notice of withdrawal to PSP participants. As a general matter, to the extent that a notice of withdrawal is approved in respect of particular Rinker Shares under the plans, those Rinker Shares cease to be subject to any restrictions or forfeiture conditions and this will trigger a tax event. The amount subject to income tax will depend on whether or not the participant accepts CEMEX’s Offer and disposes of their Rinker Shares within 30 days of the Board approving a notice of withdrawal. If the Rinker Shares are acquired by CEMEX as a result of compulsory acquisition, the same treatment will apply as on disposal within 30 days.

•                  Disposal within 30 days (or compulsory acquisition):

If the participant accepts CEMEX’s Offer and disposes of their Rinker Shares within 30 days of the Board approving a notice of withdrawal or the Rinker Shares are acquired by CEMEX as a result of compulsory acquisition, the amount subject to income tax will be the sales proceeds received for the Rinker Shares (i.e. cash offer from CEMEX). There will be no CGT consequences on disposal of the Rinker Shares.

•                  Disposal outside of 30 days:

If the participant disposes of their Rinker Shares outside of 30 days of the Board approving a notice of withdrawal, the amount subject to income tax will be the market value of the Rinker Shares at the time the Board approved a notice of withdrawal. CGT may be payable on the subsequent disposal of the Rinker Shares. If a gain is made, the amount subject to CGT will be the sales proceeds received less the market value of the Rinker Shares at the time the Board approved a notice of withdrawal. If a loss is made, the loss will be a capital loss which can be used to offset any current or future capital gains.

(o) Australian tax consequences for US tax resident Rinker employees entitled to Rinker Shares under the Rinker employee share plans

Assuming the employee was not an Australian tax resident for tax purposes between the time when the share award was granted and accepting CEMEX’s Offer, there will be no Australian tax consequences.

4.2 US tax considerations

(a) Introduction

This Section includes information on the material US federal income tax consequences to Rinker Shareholders of accepting CEMEX’s Offer. The information relates to CEMEX’s Offer in respect of Rinker Shares and Rinker ADSs and not to any rights held over Rinker Shares.

A holder of Rinker ADRs generally will be treated as the beneficial owner of the underlying Rinker Shares. The discussion in this Section thus will be equally applicable to a US Rinker Shareholder or a holder of Rinker ADRs.

Section 6 of CEMEX’s Bidder Statement sets out a general description of the US federal income tax consequences of CEMEX’s Offer.

This Section applies only to US Rinker Shareholders who are:

•                  individual citizens or residents of the US;

•                  corporations, or other entities taxable as corporations for US federal income tax purposes, created or organised in or under the laws of the US, any state thereof or the District of Columbia;

•                  trusts, if a US court is able to exercise primary supervision over the administration of the trust and one or more US fiduciaries have the authority to control all substantial decisions of the trust; or

•                  estates that are subject to US federal income taxation on their income regardless of their source.

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This Section does not apply to US Rinker Shareholders that may be subject to special treatment under US federal income tax laws, including:

•                  insurance companies;

•                  tax-exempt organisations;

•                  dealers in securities or foreign currency;

•                  banks or trusts;

•                  persons that hold their Rinker Shares as part of a straddle, hedge or similar financial arrangement;

•                  investors in pass-through entities, including entities taxable as partnerships; or

•                  Rinker Shareholders who acquired their Rinker Shares through the exercise of options, or otherwise as compensation or through a tax-qualified retirement plan.

The information contained in this Section is based upon the US Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in US federal income tax consequences different from those discussed below.

This Section applies only to US Rinker Shareholders that hold their Rinker Shares as a capital, as opposed to an ordinary, asset. A share or block of shares generally is considered a capital asset unless it is treated as inventory or an asset held for sale in the US Rinker Shareholder’s ordinary course of trade or business.

This Section does not address any non-income tax or any state, local or non-US tax consequences of a US Rinker Shareholder’s acceptance of CEMEX’s Offer.

(b) Tendering US Resident Rinker Shareholders

US Resident Rinker Shareholders who elect to receive US$

Subject to the discussion under “Passive Foreign Investment Company Status of Rinker” below, for US federal income tax purposes, a US Rinker Shareholder that exchanges his, her or its Rinker Shares for the cash consideration offered by the Bidder will recognise a gain or loss from the taxable exchange of their Rinker Shares. The US Rinker Shareholder’s taxable gain or loss generally will be equal to the difference between the US$ value of cash received from the Bidder pursuant to the terms of CEMEX’s Offer and the US Rinker Shareholder’s adjusted US federal income tax basis in the Rinker Shares exchanged. Any such gain or loss generally will constitute US source gain or loss for purposes of computing the US Rinker Shareholder’s foreign tax credit limitation. Consequently, a US Rinker Shareholder’s ability to utilise as a credit Australian tax imposed on the exchange (if any) may be limited, unless such credit can be applied against tax due on other income treated as derived by the US Rinker Shareholder from foreign sources.

US Resident Rinker Shareholders who elect to receive A$

The manner in which a US Rinker Shareholder (who elects to receive A$ pursuant to CEMEX’s Offer) will report his, her or its taxable gain or loss will be based on whether the US Rinker Shareholder has elected the cash basis or accrual basis method of accounting for US federal income tax purposes. A US Rinker Shareholder that has elected the cash basis method of accounting for US federal income tax purposes will compute the US$ value of cash received by translating the amount of A$ received on the settlement date of the taxable sale of the Rinker Shares at the prevailing exchange rate. A US Rinker Shareholder that has elected the accrual basis method of accounting for US federal income tax purposes, and who elects to receive A$ pursuant to CEMEX’s Offer, will compute the US$ value of cash received by translating the amount of A$ determined on the date of the taxable sale of the Rinker Shares at the prevailing exchange rate. A US Rinker Shareholder that has elected the accrual basis method of accounting for US federal income tax purposes may realize a foreign currency gain or loss equal to the difference between the US$ value of A$ determined on the date of the taxable sale and the value on the date of receipt of the A$. Any such foreign currency gain or loss generally will be considered ordinary in nature and generally will constitute US source gain or loss for the purposes of computing the US Rinker Shareholder’s foreign tax credit limitation. A US Rinker Shareholder generally must apply the cash basis or accrual basis method of accounting consistently from year to year. Once elected, such method generally may not be changed without the prior consent of the US Internal Revenue Service.

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US Resident Individual Rinker Shareholders

The rate of tax applicable to the taxable gain of a US Rinker Shareholder that is an individual will depend upon whether the individual has a holding period in the surrendered Rinker Shares of more than one year (in which case the gain is considered a long-term capital gain) or one year or less (in which case the gain is considered a short-term capital gain). A US Individual Rinker Shareholder’s long-term capital gain generally will be subject to a US federal income tax rate of 15%. A US Individual Rinker Shareholder’s short-term capital gain will be subject to tax at the ordinary individual US federal income tax rates applicable at the time of sale (graduated rates with a current maximum rate of 35%). If a US Individual Rinker Shareholder has both long-term and short-term capital gains during a particular year, each type generally is reported separately and specific netting principles will apply to determine the ultimate taxability of the overall gain or loss. A US Individual Rinker Shareholder’s capital losses generally will only be deductible to the extent of his or her capital gains plus ordinary income of up to US$3,000. Any capital loss not so deducted in the year of the loss is carried forward to future tax years, with no limitation on the carry forward period.

US Resident Corporate Rinker Shareholders

Any capital gain (long-term or short-term) recognised by a US Corporate Rinker Shareholder will be taxed at the regular US federal corporate income tax rates (graduated rates with a current maximum of 35%). A US Corporate Rinker Shareholder’s capital losses only may offset the corporation’s capital gain income. Unutilised capital losses of a US Corporate Rinker Shareholder generally may be carried back 3 years and carried forward 5 years.

(c) Non-Tendering US Resident Rinker Shareholders

A non-tendering US Rinker Shareholder that does not accept CEMEX’s Offer and therefore does not tender his, her or its Rinker Shares pursuant to the terms of CEMEX’s Offer will not recognise any taxable gain or loss on the transaction date. However, to the extent his, her or its Rinker Shares are subsequently purchased for cash in accordance with the “compulsory acquisition” rules of Chapter 6A of the Corporations Act, such compulsory exchange will result in a taxable gain or loss to the US Rinker Shareholder for US federal income tax purposes. Such taxable gain or loss will be taxable in the same manner as that described above for Tendering US Resident Rinker Shareholders.

(d) Passive Foreign Investment Company Status of Rinker

In general, under US federal income tax principles, a US Rinker Shareholder is not subject to taxation on the underlying earnings of a non-US corporation in which he, she or it owns shares until such time as the non-US corporation’s earnings are distributed to the US Rinker Shareholder or the US Rinker Shareholder disposes of the shares. However, the US anti-deferral rules, including those applicable to PFICs, are intended to eliminate this deferral, in certain circumstances. The PFIC rules may also operate to eliminate the benefit of capital gain (and preferential tax rate) treatment on the US Rinker Shareholder’s disposition of the Rinker Shares of the non-US corporation, by converting such capital gain into ordinary income.

A non-US corporation will be considered a PFIC for US federal income tax purposes in any taxable year in which either:

•                  75% or more of its gross income is considered “passive income”; or

•                  50% or more of the average value of its assets is attributable to assets that are considered to produce, or are held for the production of, passive income.

Passive income generally is defined to include dividends, interest, rents, royalties and gains from commodities and securities transactions. In determining whether a non-US corporation is a PFIC in a given year, complex “look-through” rules apply to take into account the assets and activities of related corporations from which the non-US corporation receives income or holds an interest.

Once it has been determined that a non-US corporation is a PFIC in a given year, such PFIC status cannot be lost in subsequent years unless the foreign corporation makes a “purging” election or unless the US Rinker Shareholder has elected to treat his, her or its interest in the PFIC as a qualified electing fund. Both such elections have material US federal income tax consequences and US Rinker Shareholders should seek advice from their independent US tax advisors regarding the consequences of these elections, should Rinker be determined to be a PFIC.

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Rinker does not believe that it is or has been a PFIC. However, if it were determined that Rinker is or has been a PFIC, US Rinker Shareholders would be subject to the PFIC excess distribution regime. Such regime generally would treat the US Rinker Shareholder’s gain, if any, on the taxable sale of his, her or its Rinker Shares as ordinary in nature, and not as capital gain income. Additionally, an interest charge may be imposed on the US Rinker Shareholder.

The PFIC rules are very complex and generally result in adverse US federal income tax consequences to US Rinker Shareholders. A detailed review of the PFIC rules is beyond the scope of this Section, and US Rinker Shareholders should consult with their independent US tax advisors regarding their applicability.

(e) US Back-Up Withholding and Information Reporting

In order to avoid application of the US back-up withholding procedures, which generally would require the Bidder to withhold at a rate of 28% on the cash paid to the US Rinker Shareholder in accordance with the terms of CEMEX’s Offer, a US Rinker Shareholder (who accepts CEMEX’s Offer or who is subject to compulsory acquisition) should provide certain information to the Bidder (including a taxpayer identification number) or should otherwise establish an exemption from US back-up withholding.

Any amounts that are withheld from the US Rinker Shareholder under the US back-up withholding procedures may be credited against the US Rinker Shareholder’s US federal income tax liability, including any US federal income tax liability arising from the taxable exchange of his, her or its Rinker Shares. A US Rinker Shareholder may receive a refund for the excess, if any, of the amount withheld over the US Rinker Shareholder’s US federal income tax liability.

(f) Non-US Resident Shareholders

A Rinker Shareholder who is not a resident of the US for US federal income tax purposes generally should not be subject to US federal income taxation in relation to his, her or its acceptance of CEMEX’s Offer and exchange of Rinker Shares pursuant to CEMEX’s Offer.

(g) US tax consequences for US tax resident Rinker employees entitled to Rinker Shares under the Rinker employee share plans

Rinker Shares paid at the Control Event are taxed as ordinary income (wages) based upon the value of the Rinker Shares at the time the Rinker Shares are delivered to the employee. This value is subject to federal income, state income, and Medicare tax withholding at that time, and will be included on the employee’s annual Form W-2. In addition, social security tax must be withheld to the extent the employee has not otherwise exceeded the applicable wage base at the time the payment is made. When the Rinker Shares are disposed of, any proceeds in excess of the stock value at the time the Rinker Shares were paid to the employee are taxed as a capital gain. This capital gain is taxed at tax favoured rates if the Rinker Shares are held in excess of one year. If held one year or less, the gain is taxed at ordinary income tax rates. If the Rinker Shares are sold at a loss, the loss may be used to offset certain capital gains, or if in excess of capital gains, may be deducted subject to an annual $3,000 limitation.

(h) US tax consequences for Australian tax resident Rinker employees entitled to Rinker Shares under the Rinker employee share plans

Assuming the employee was not a US tax resident between the time when the share award was granted and the time of payment, there will be no US tax consequences.

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5              Other material information

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5.1          Takeovers Panel update

On 6 November 2006, Rinker made an application to the Takeovers Panel (Panel) in relation to a number of issues arising from the nature of CEMEX’s currency conversion mechanism and the risks involved for Rinker Shareholders. Under CEMEX’s Offer structure, Rinker Shareholders who elect to receive their consideration in A$ may each receive different amounts for their Rinker Shares, depending on currency fluctuations.

While not seeking to restrain CEMEX’s Offer, Rinker has sought assistance from the Panel to resolve these issues. The Panel is currently considering the application and Rinker expects that the Panel will publish its decision shortly. The Panel imposes confidentiality obligations on people involved in an application and these prevent Rinker from discussing the detail of the matters before the Panel until its decision is published.

5.2          Effect of the takeover on Rinker’s material contracts

To the best of Rinker’s knowledge, none of the material contracts to which Rinker is a party contain change of control provisions which may be triggered as a result of, or as a result of acceptances of, CEMEX’s Offer and which may have a material adverse effect on the assets and liabilities, financial position or performance, profits and losses or prospects of Rinker.

5.3          Litigation

Rinker Materials is involved in litigation in relation to permits granted for quarrying activities in the Lake Belt area in South Florida. Details on this litigation have been previously disclosed to the ASX.

In a court decision in March 2006, a single US District judge ruled that certain federal permits in relation to the South Florida Lake Belt region, which supplies around 40 percent of peninsular Florida’s aggregate, were issued without all the required procedures and analysis having been undertaken by the relevant government agencies in connection with the issuance of the permits. Among the permits in question are permits that cover around half of Rinker Materials’ Florida quarry production, including the supply of aggregates for Rinker Materials’ Miami cement mill. Rinker Materials believes the permits were properly issued and strongly opposes the conclusions in this ruling that has returned the permits to the US Army Corps of Engineers for further review. The US Army Corps of Engineers has indicated this review is expected to continue until approximately September 2007. Currently hearings are continuing to determine the activities to be allowed during the period of further review and are scheduled to reconvene the week of 28 November 2006. It is not possible to determine the likely outcome of the further review and ongoing hearings or what impact they will have on Rinker Materials’ operations.

Rinker Materials and other major aggregate companies in the Lake Belt have intervened to support the defendants, the US Army Corps of Engineers and US Fish and Wildlife Service, to seek to protect their position. The Florida Department of Transportation, among others, has submitted filings in the proceedings highlighting Florida’s dependence on the Lake Belt quarries and the disruption and cost to the state and the industry, including Rinker Materials, if quarrying operations were suspended.

If the Lake Belt permits, including the key permits for Rinker Materials’ SCL, FEC and Krome quarries were ultimately set aside or quarrying operations under them restricted, Rinker Materials and the other industry participants with quarries in the Lake Belt region would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect Rinker Materials’ ability to make, sell and deliver products, which could cause revenues to decline or costs to increase and result in lower profits. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt could also have a material adverse effect on Rinker Materials.

The Company believes the permits were properly issued and, to the extent necessary, all appeal avenues will be pursued.

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5.4          Issued capital

As at the date of the Target’s Statement, Rinker’s issued capital consisted of 895,059,958 fully paid ordinary shares, which includes 22,479,905 Rinker Shares represented by 4,495,961 Rinker ADSs.

5.5          Retention arrangements

Your Directors have made a number of decisions in relation to the terms and conditions of employment of Rinker’s employees in light of CEMEX’s Offer. These decisions have been made in the best interests of Rinker to assist in employee retention and morale in light of the uncertainty created by CEMEX’s Offer and will not have a material impact on Rinker’s profitability.

These decisions include:

(1)          The termination entitlements of most US based senior, hourly and salaried staff will be increased where the employee’s employment is terminated by Rinker Materials between 1 December 2006 and 30 November 2008 without cause or the employee resigns for good reason (as defined in their employment contracts, other applicable terms and conditions of employment or terms of participation in retention plans).

(2)          If there is a change of control in Rinker as a result of CEMEX’s Offer (Control Event), the performance condition on a proportion of employees’ potential entitlements pursuant to Rinker’s PSP will be taken to be satisfied equal to the proportion of each performance period that has expired before the Control Event. If a Control Event occurs, then 67% of the CBR (the CBR relating to past awards declared under Rinker’s STI) will become payable shortly after the Control Event occurs.

(3)          Subject to (4) and (5) below, a benefit calculated by reference to the balance of employees’ potential benefits under both the PSP and STI (Retention Benefit) will be paid a little more than one year and one day after the Control Event (Retention Benefit Date).

(4)          If the employment of an employee who participates in either or both of the PSP or STI is terminated at Rinker’s initiative without cause or by the employee for good reason prior to the Retention Benefit Date, the following circumstances will apply:

(A)      If the employee is not an officer(1) of Rinker, payment of the Retention Benefit will be accelerated and made to the employee upon termination of their employment.

(B)        If the employee is an officer of Rinker who is resident in Australia, the Retention Benefit will remain payable to the employee on the Retention Benefit Date.

(C)        If the employee is an officer of Rinker who is resident in the US and not presently subject to a non-compete agreement, then the officer will remain entitled to the Retention Benefit only if they agree to be bound by a non-compete period of 12 months. In this event, the Retention Benefit will be paid to the employee one day after the end of the 12 month restraint period.

(D)       Officers of Rinker Materials (other than Mr Clarke) who are currently subject to a non-compete agreement will have their post-employment non-compete periods reduced from 18/24 months to 12 months. These employees will remain entitled to the Retention Benefit only if they agree to be bound by a further non-compete period of 12 months. In this event, the Retention Benefit will be paid to the employee one day after the end of the first 12 month restraint period.

(E)         The non-compete period of 24 months that currently applies to Mr Clarke will not be reduced. Mr Clarke will remain entitled to the Retention Benefit only if he agrees to be bound by a further non-compete period of 12 months.

(1)                                  An ‘officer’ for the purposes of Section 5.5(4) means an ‘officer’ or, in certain circumstances, a person who holds a ‘board or managerial office’, as those terms are defined in the Corporations Act.

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(5)          If the employment of an employee is terminated for cause or they resign without good reason, then the employee will not receive the Retention Benefit.

(6)          The particular treatment of Rinker’s employee incentive schemes on the occurrence of the Control Event is summarised in Section 5.6 of the Target’s Statement.

All payments and other benefits are subject to relevant statutory and regulatory obligations.

The Board will continue to monitor the employee situation in light of CEMEX’s Offer and may implement further measures it if considers this appropriate to ensure that key employees are retained and employee morale and incentives maintained.

5.6                               Effect of CEMEX’s Offer on Rinker’s employee incentive schemes and securities issued under those schemes

Rinker has a number of share based employee incentive schemes and a brief summary of each of these and the effect of CEMEX’s Offer on each of these schemes is outlined below.

In relation to each of the plans below, participants should note that where the relevant plan prevents transfer of Rinker Shares, you will not be able to accept CEMEX’s Offer in relation to any of the Rinker Shares held by you (even those acquired outside the plans). This is because you are only able to accept CEMEX’s Offer in respect of all of the Rinker Shares held by you.

ESAP

The ESAP enables Directors and employees of Rinker in Australia to acquire Rinker Shares from pre-tax compensation or bonuses. Those Rinker Shares are purchased on-market, in the ordinary course of trading on the ASX, by the ESAP trustee and held in trust for the participant.

The withdrawal of Rinker Shares from the ESAP and transfer to a participant or sale of the Rinker Shares requires the approval of the Board.

Those Rinker employees that wish to withdraw their Rinker Shares from the ESAP in order to accept CEMEX’s Offer, or otherwise dispose of their Rinker Shares, may apply to Rinker to have in the Rinker Shares released from the ESAP (or the Board may require withdrawal).

Rinker employees should note that there will be tax consequences arising upon the removal of their Rinker Shares from the ESAP. These tax consequences are outlined in Section 4 of the Target’s Statement. Rinker Shareholders that hold Rinker Shares under the ESAP should carefully read Section 4 and consider seeking independent advice before seeking to withdraw those Rinker Shares from the ESAP.

As from the date of the Control Event, the Board will undertake to approve all requests for withdrawal of Rinker Shares from ESAP. Rinker Shareholders that hold Rinker Shares under the ESAP at that time should carefully consider whether or not it is appropriate for them, in their particular circumstances, to withdraw those Rinker Shares from the ESAP and whether to seek independent advice before making that decision.

USP

The USP is open to all Australian employees who have been employed by a Rinker company for at least one year.

Rinker Shares acquired under the USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the Rinker Shares, or when the participant ceases to be employed by any Rinker company. After that time, the participant may retain ownership of the Rinker Shares or sell them.

If this restriction continues to apply to the participants’ Rinker Shares, then they cannot accept.

However, if CEMEX proceeds to compulsory acquisition, each of the Rinker Shares issued under the USP will be compulsorily acquired by CEMEX despite the Board disposal restriction referred to above. The tax implications of such compulsory acquisition for employees that hold Rinker Shares under the USP are outlined in Section 4 of the Target’s Statement.

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CASP

The CASP is a long-term equity incentive plan for Australian-based senior-executives and other executives making key contributions that was designed to promote total shareholder return on Rinker Shares. The CASP is a legacy plan that has one grant issued. The performance condition applicable to that grant was met in August 2006 and the grant remains subject only to a service duration requirement that the Rinker Shares cannot be withdrawn from CASP until 10 years from the date of grant or until the participant is no longer an employee of any member of Rinker, whichever occurs first.

Even after satisfaction of the service duration requirement, the withdrawal of Rinker Shares from the CASP and transfer to a participant or sale of the Rinker Shares requires the approval of the Board.

As from the date of the Control Event, the Board will waive the service duration requirement and undertake to approve all requests for withdrawal of Rinker Shares from CASP. Rinker Shareholders that hold Rinker Shares under the CASP at that time should carefully consider whether or not it is appropriate for them, in their particular circumstances, to withdraw those Rinker Shares from the CASP and whether to seek independent advice before making that decision.

Rinker employees should note that there will be tax consequences arising upon the removal of their Rinker Shares from the CASP. These tax consequences are outlined in Section 4 of the Target’s Statement. Rinker Shareholders that hold Rinker Shares under the CASP should carefully read Section 4 and consider seeking independent advice before seeking to withdraw those Rinker Shares from the CASP.

PSP

The PSP is a long-term equity incentive plan for Rinker’s chief executive, senior executives and other executives making key contributions in Australia or the US. Under the PSP, performance is measured by comparing Rinker’s total shareholder return with a group of peer companies. Participants in the PSP can earn Rinker Shares or Rinker ADRs. Rinker Shares are purchased on-market on behalf of participants and only vest if prescribed performance and time qualifications are met.

Where Rinker Shares have been withdrawn from the PSP, Rinker executives on whose behalf the Rinker Shares are held will be able to transfer those Rinker Shares (including by accepting CEMEX’s Offer).

If Rinker Shares remain part of the PSP and any Qualification Requirements (as defined in the PSP Rules) have been, or during CEMEX’s Offer Period are satisfied or waived, participating executives may request that those Rinker Shares be withdrawn from the PSP (or the Board may require withdrawal). On withdrawal from the PSP, those Rinker Shares will be able to be transferred (including by accepting CEMEX’s Offer).

Rinker executives should note that there will be tax consequences arising upon the withdrawal of their Rinker Shares from the PSP. These tax consequences are briefly summarised in Section 4 of the Target’s Statement. Rinker Shareholders that hold Rinker Shares under the PSP should carefully read Section 4 and consider seeking independent advice before seeking to withdraw those Rinker Shares from the PSP.

As from the date of the Control Event, the performance condition on a proportion of Rinker executives’

potential entitlements under PSP will be taken to be satisfied equal to the proportion of each performance period that has expired before the Control Event. Although Rinker executives will no longer be able to receive the balance of their Rinker Shares or Rinker ADRs under the PSP, they may qualify for a Retention Benefit as described in Section 5.5(2) of the Target’s Statement.

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5.7          Retirement Benefits for Directors and Rinker Management

Rinker’s non-executive Directors (other than John Ingram, who joined the Board in October 2003 and Jack Thompson, who joined the Board in May 2006) were, prior to Rinker’s demerger from CSR, previously non-executive directors of either CSR or Rinker Materials and were entitled to retirement benefits under those companies’ non-executive directors’ retirement plans. Those plans provided for payment on retirement of a maximum amount equal to a director’s last three years compensation after five years of service (pro rata for a lesser period).

At the time of the demerger, Rinker adopted a similar retirement plan under which periods of service as a director of CSR or Rinker Materials were treated as periods of service with Rinker for the purposes of calculating benefits under that plan. In response to the publication of the ASX Corporate Governance Council Guidelines, in April 2003 the Board closed the plan to new Directors and the then current Directors agreed to freeze their entitlements with effect from 31 March 2004. In June 2006, the members of the Board not entitled to retirement benefits determined that the frozen entitlements should carry interest from 1 April 2006 and US-based non-executive Directors of Rinker should have the option to have their frozen entitlements forgone in consideration of an equal contribution to their balances in the Rinker Materials Benefit Restoration and Voluntary Deferral Plan (US Deferral Plan). The amount provided for in respect of payment of these benefits was A$1,395,208 (US$1,070,776) as at 31 October 2006.

The Chief Executive Officer, senior executives and other executives of Rinker Materials and the US-based non-executive Directors of Rinker participate in the US Deferral Plan. Details of this plan have been previously disclosed. In the context of CEMEX’s Offer, the Board is presently considering whether to terminate the US Deferral Plan and distribute the amounts standing to the credit of eligible participants in a lump sum. In the case of Mr Marshall Criser, the retirement benefits to which he is entitled as set out above have been foregone in consideration of an equal contribution to the US Deferral Plan.

5.8          Compulsory acquisition

CEMEX has indicated in section 3.3 of its Bidder’s Statement that if it satisfies the required thresholds it intends to compulsorily acquire any outstanding Rinker Shares.

CEMEX will be entitled to compulsorily acquire any Rinker Shares in respect of which it has not received an acceptance of its Offer on the same terms as CEMEX’s Offer if, during or at the end of CEMEX’s Offer Period, CEMEX and its associates have a relevant interest in at least 90% (by number) of the Rinker Shares.

If this threshold is met, CEMEX will have one month after the end of the Offer Period within which to give compulsory acquisition notices to Rinker Shareholders who have not accepted CEMEX’s Offer. Rinker Shareholders have statutory rights to challenge the compulsory acquisition, but a successful challenge will require the relevant shareholder to establish to the satisfaction of a court that the terms of CEMEX’s Offer do not represent ‘fair value’ for their Rinker Shares. If compulsory acquisition occurs, Rinker Shareholders who have their Rinker Shares compulsorily acquired are likely to be issued their consideration approximately 5 to 6 weeks after the compulsory acquisition notices are dispatched to them.

It is also possible that CEMEX will, at some time after the end of CEMEX’s Offer Period, become the beneficial holder of 90% of the Rinker Shares. CEMEX would then have rights to compulsorily acquire Rinker Shares not owned by it within 6 months of becoming the holder of 90%. CEMEX’s price for compulsory acquisition under this procedure would have to be considered in a report of an independent expert.

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5.9          Minority ownership consequences

CEMEX’s Offer is presently subject to a 90% Minimum Acceptance Condition which, if fulfilled (and all the other conditions are fulfilled or freed), will entitle it to compulsorily acquire all outstanding Rinker Shares. CEMEX has the right to free its Offer from the 90% Minimum Acceptance Condition, although it has not yet indicated whether it will do so.

If CEMEX frees CEMEX’s Offer from the 90% Minimum Acceptance Condition and acquires more than 50% but less than 90% of the Rinker Shares then, assuming all other conditions to CEMEX’s Offer are fulfilled or freed, CEMEX would acquire a majority shareholding in Rinker.

Accordingly, Rinker Shareholders who do not accept CEMEX’s Offer would become minority shareholders in Rinker. This would have a number of possible implications, including:

•                  CEMEX would be in a position to cast the majority of votes at a general meeting of Rinker. This will enable it to control the composition of Rinker’s Board and senior management, determine Rinker’s dividend policy and control the strategic direction of the businesses of Rinker and its subsidiaries;

•                  the Rinker Share price may fall immediately following the end of CEMEX’s Offer Period and it is unlikely that Rinker’s share price would contain any takeover premium;

•                  liquidity of Rinker Shares may be lower than at present, and there is a risk that Rinker could be fully or partially removed from certain S&P/ASX market indices due to lack of free float and/or liquidity;

•                  if the number of Rinker Shareholders is less than that required by the Listing Rules to maintain an ASX listing then CEMEX has indicated in the Bidder’s Statement that it will seek to have Rinker removed from the official list of the ASX. If this occurs, Rinker Shares would not be able to be bought or sold on the ASX;

•                  future Rinker dividend policy under the management of CEMEX may vary significantly from current Rinker dividend policy; and

•                  if CEMEX acquires 75% or more of the Rinker Shares it will be able to pass a special resolution of Rinker. This would enable CEMEX to, among other things, change Rinker’s constitution.

5.10        Treatment of overseas Rinker Shareholders

If you are not a resident of Australia and you hold Rinker Shares, you are entitled to accept CEMEX’s Offer subject to applicable securities laws in the jurisdiction of your country of residence. As a non-resident Rinker Shareholder, you should also note that pursuant to section 8.8(f) of the Bidder’s Statement if, at the time of acceptance of CEMEX’s Offer, any authority or clearance of a public authority is required for a Rinker Shareholder to receive any consideration under CEMEX’s Offer, or a Rinker Shareholder is resident in or is a resident of a place to which, or is a person to whom:

•                  the Banking (Foreign Exchange) Regulations 1959 (Cth);

•                  Part 4 of the Charter of the United Nations Act 1945 (Cth);

•                  the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth);

•                  the Charter of the United Nations (Sanctions — Afghanistan) Regulations 2001 (Cth);

•                  the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth);

•                  the Charter of the United Nations (Sanctions — Liberia) Regulations 2002 (Cth);

•                  OFAC Specially Designated National and Blocked Persons List, as updated;

•                  US Asset Control Regulations 31 CFR, Subtitle B, Chapter 7; or

•                  any other law of Australia or the US that would make it unlawful for CEMEX to provide consideration for such a Rinker Shareholder’s Rinker Shares,

applies, then acceptance of CEMEX’s Offer will not create or transfer to such a Rinker Shareholder any right (contractual or contingent) to receive the consideration specified in CEMEX’s Offer unless and until all requisite authorities or clearances have been obtained by the Bidder. Section 7.12 of the Bidder’s Statement provides further relevant information on this matter.

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5.11        Consents

The Target’s Statement contains statements made by, or statements said to be based on statements made by Grant Samuel, John Sevior of Perpetual Investments, Tim Ryan of Orion Asset Management, Ross Barker of Australian Foundation Investment Company and John Gethin-Jones of Queensland Investment Corporation. Each of Grant Samuel, John Sevior, Tim Ryan, Ross Barker and John Gethin-Jones has consented to the inclusion of each statement made by them in the form and context in which the statements appear and has not withdrawn that consent at the date of the Target’s Statement.

UBS has consented to being named in the Target’s Statement as the financial adviser to Rinker and has not withdrawn that consent at the date of the Target’s Statement.

Freehills has consented to being named in the Target’s Statement as the Australian legal adviser to Rinker and has not withdrawn that consent at the date of the Target’s Statement.

Simpson Thacher & Bartlett LLP has consented to being named in the Target’s Statement as the US legal adviser to Rinker and has not withdrawn that consent at the date of the Target’s Statement.

Gavin Anderson has consented to being named in the Target’s Statement as the public relations adviser to Rinker and has not withdrawn that consent at the date of the Target’s Statement.

Grant Samuel has consented to being named in the Target’s Statement as the Independent Expert and has not withdrawn that consent at the date of the Target’s Statement.

Hogan Marketing Services has consented to being named in the Target’s Statement as the maintainer of the Rinker Shareholder Information Line and has not withdrawn that consent at the date of the Target’s Statement.

Each party named above as having given its consent to the inclusion of a statement or being named in the Target’s Statement:

•                  has not authorised or caused the issue of the Target’s Statement;

•                  does not make or purport to make any statement that is included in the Target’s Statement and there is no statement in this Target’s Statement which is based on any statement of that party, other than, in the case of a person referred to above as having given their consent to the inclusion of a statement, that statement; and

•                  to the maximum extent permitted by law, specifically disclaims responsibility for any statement included in the Target’s Statement other than references to its name and, in the case of a person referred to above as having given their consent to the inclusion of a statement, that statement.

As permitted by ASIC Class Order 01/1543 the Target’s Statement contains statements which are made, or based on statements made, in documents lodged by CEMEX with ASIC or given to the ASX, or announced on the Company Announcements Platform of the ASX, by CEMEX. Pursuant to the Class Order, the consent of CEMEX is not required for the inclusion of such statements in the Target’s Statement. Any Rinker Shareholder who would like to receive a copy of any of those documents may obtain a copy (free of charge) during the Offer Period by contacting the Rinker Shareholder Information Line on 1800 285 948 (toll-free in Australia) or +61 2 9207 3855 (outside Australia), which is open Monday to Friday 9.00am to 6.00pm (Sydney time) or 1866 454 3170 (toll-free in the US), which is open Monday to Friday 9.00am to 6.00pm (New York time). Rinker notifies Rinker Shareholders that, as required by the Corporations Act, calls to the Rinker Shareholder Information Line will be tape recorded, indexed and stored.

In addition, as permitted by ASIC Class Order 03/635, the Target’s Statement may include or be accompanied by certain statements:

•                  fairly representing a statement by an official person; or

•                  from a public official document or a published book, journal or comparable publication.

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5.12        US requirements and additional information

(a) Background to CEMEX’s Offer

Shortly before CEMEX announced its intention to make CEMEX’s Offer on 27 October 2006, Mr Hector Medina, the Executive Vice President of Planning and Finance of CEMEX, apparently acting on behalf of Mr Lorenzo Zambrano, the Chairman and Chief Executive Officer of CEMEX telephoned Mr John Morschel, the Chairman of Rinker, to inform him of CEMEX’s intention to make the Offer. There have been no other discussions or negotiations between CEMEX and Rinker regarding the Offer.

(b) Past contracts, transactions, negotiations and agreements

During the past two years there have been purchases and sales of goods and services in the ordinary course of business between the CEMEX group and Rinker. These purchases and sales principally comprise aggregates and cement in the US with a combined value of US$113.8 million for the year ended 31 March 2006 and US$66.6 million for the 7 months through 31 October 2006.

(c) Arrangements, agreements or understandings

There is no other present or proposed material agreement, arrangement, understanding or relationship between Rinker or any of its executive officers, Directors, controlling persons or its subsidiaries and CEMEX or any of its executive officers, directors, controlling persons or subsidiaries.

There have not been any negotiations, transactions or material contacts during the past two years between Rinker or its Affiliates and CEMEX or its Affiliates concerning any merger, consolidation, acquisition, tender offer or any other acquisition of any class of Rinker’s securities, election of Directors by CEMEX or sale or other transfer of a material amount of assets of Rinker to CEMEX.

(d) Persons / assets, retained, employed, compensated or used

Rinker has formally retained UBS to render financial advisory services to Rinker in connection with CEMEX’s Offer and certain related matters. Pursuant to its engagement, UBS will receive customary compensation for transactions of this nature in consideration for its services and Rinker will reimburse UBS for its reasonable out-of-pocket expenses in connection therewith. In addition, Rinker will indemnify UBS and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under US federal securities laws.

Rinker has also retained Grant Samuel to prepare an independent expert’s report setting forth its independent valuation of Rinker in connection with CEMEX’s Offer (as is customary in Australia). Rinker will pay Grant Samuel reasonable and customary compensation for its services and Rinker will reimburse Grant Samuel for its reasonable out-of-pocket expenses incurred in connection therewith. Rinker has also agreed to indemnify Grant Samuel and certain related persons against various liabilities relating to its engagement.

Rinker has also retained Gavin Anderson as its public relations advisor in connection with CEMEX’s Offer (as is customary in Australia). Rinker will pay Gavin Anderson reasonable and customary compensation for its services and will reimburse Gavin Anderson for its reasonable out-of-pocket expenses incurred in connection therewith.

Rinker has also retained Hogan Marketing Services to service and maintain the Rinker Shareholder Information Line in connection with CEMEX’s Offer. Rinker will pay Hogan Marketing Services reasonable and customary compensation for its services and will reimburse Hogan Marketing Services for its reasonable out-of-pocket expenses incurred in connection therewith. Rinker has also agreed to indemnify Hogan Marketing Services and certain related persons against various liabilities relating to its engagement.

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(e) Purposes of the Transaction and Plans or Proposals

The Board is reviewing all of its alternatives. These alternatives include, but are not limited to, mergers, acquisitions and structural changes with or without third parties. Exploring these alternatives could relate to, or result in, one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the dividend rate or policy, or indebtedness or capitalization of the Company, and entering into any confidentiality agreements or related agreements with respect to any of the foregoing.

Rinker’s potential pursuit of one or more of its alternatives may or may not result in the Board recommending any alternative transaction to Rinker Shareholders.

The Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the first paragraph of Section 5.12(e) might jeopardise any discussions or negotiations that the Company might conduct. Accordingly, the Board has advised management not to disclose the possible terms of any transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may be required by law.

Except as set forth in the Target’s Statement, there are currently no transactions, resolutions of the Board, agreements in principle or signed contracts in response to CEMEX’s Offer that relate to one or more events referred to in the first paragraph of Section 5.12(e).

(f) Additional information

Except as described elsewhere in the Target’s Statement (including without limitation Section 5.5) or under Item 5.H (“Details of defined benefit pension plans”), Item 6.A (“Indemnity, insurance and access for Rinker directors”), Item 6.B (“Compensation and Details of Key Management Personnel”), Item 6.E (“Share Ownership”), Item 7 (“Major Shareholders and Related Party Transactions”), Item 16.E (“Purchase of Equity Securities by the Issuer and Affiliated Purchasers”), Note 26 to the Consolidated Financial Statements (“Key Management Personnel”), Note 33 to the Consolidated Financial Statements (“Related Party Information”) and Note 34 to the Consolidated Financial Statements (“Defined Benefit Plans”) in Rinker’s Annual Report or Form 20-F for the financial year ended 31 March 2006, there are no material arrangements, agreements or understandings or any actual or potential conflicts of interest between Rinker or its Affiliates and any of the Directors, executive officers or Affiliates of Rinker.

5.13        Continuous disclosure

Rinker is a “disclosing entity” under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These obligations require Rinker to notify the ASX of information about specified matters and events as they occur for the purpose of making that information available to the market. In particular, Rinker has an obligation (subject to limited exceptions) to notify the ASX immediately on becoming aware of any information which a reasonable person would expect to have a material effect on the price or value of Rinker Shares.

Copies of the documents filed with the ASX may be obtained from the ASX website at www.asx.com.au or from the Rinker website at www.rinker.com.

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5.14        No other material information

The Target’s Statement is required to include all the information that Rinker Shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept CEMEX’s Offer, but:

•                  only to the extent to which it is reasonable for investors and their professional advisers to expect to find this information in the Target’s Statement; and

•                  only if the information is known to any Director of Rinker.

Your Directors are of the opinion that the information that Rinker Shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept CEMEX’s Offer is:

•                  the information contained in the Bidder’s Statement (to the extent that the information is not inconsistent or superseded by information in the Target’s Statement);

•                  the information contained in Rinker’s releases to the ASX, and in the documents lodged by Rinker with ASIC before the date of the Target’s Statement; and

•                  the information contained in the Target’s Statement (including the information contained in the Independent Expert’s Report).

Your Directors have assumed, for the purposes of preparing the Target’s Statement, that the information in the Bidder’s Statement is accurate (unless they have expressly indicated otherwise in the Target’s Statement). However, your Directors do not take any responsibility for the contents of the Bidder’s Statement and are not to be taken as endorsing, in any way, any or all statements contained in it.

In deciding what information should be included in the Target’s Statement, your Directors have had regard to:

•                  the nature of the Rinker Shares;

•                  the matters that Rinker Shareholders may reasonably be expected to know;

•                  the fact that certain matters may reasonably be expected to be known to Rinker Shareholders’ professional advisers; and

•                  the time available to Rinker to prepare the Target’s Statement.

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6                                         Glossary and
interpretation

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Section 6 Glossary and interpretation

6.1 Glossary

The meanings of the terms used in the Target’s Statement are set out below:

Term	Meaning
A$	the lawful currency of Australia (the Australian dollar)

ADR	American depositary receipt

A-IFRS	Australian equivalents to International Financial Reporting Standards

Affiliate	a person that directly or indirectly through one or more intermediaries or subsidiaries, controls, or is controlled by, or is under common control with the person specified

ASIC	Australian Securities and Investments Commission

ASX	Australian Stock Exchange Limited

Australian Resident Rinker Shareholders	Rinker Shareholders with Australian addresses, as recorded in Rinker’s register of members

Bidder	CEMEX Australia Pty Ltd ACN 122 401 405, an indirectly wholly owned subsidiary of CEMEX

Bidder’s Statement	the bidder’s statement of the Bidder dated 30 October 2006

Board	the board of directors of Rinker

CAGR	compound annual growth rate

CASP	the Rinker Cash Award Share Acquisition Plan

CBR	contingent bonus reserve forming part of the STI

CEMEX	CEMEX, S.A.B. de. C.V. or its wholly owned subsidiary CEMEX Australia Pty Ltd ACN 122 401 405 (as the context requires)

CEMEX ADR	American depositary receipts which evidence CEMEX American depositary shares

CGT	capital gains tax

CHESS Holding

a number of Rinker Shares which are registered on Rinker’s register of members being a register administered by ASX Settlement and Transfer Corporation Pty Limited and which records uncertificated holdings of Rinker Shares

Company	Rinker and/or its Related Entities (as the context requires) as at the date of the Target’s Statement

Corporations Act	the Corporations Act 2001 (Cth) (as modified or varied by ASIC)

CSR	CSR Limited, ABN 90 000 001 276. Rinker was demerged from CSR in March 2003

Director	a director on the Board and “Directors” shall be construed accordingly

EBITDA	earnings before interest, tax, depreciation and amortisation

EBIT	earnings before interest and tax

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Term	Meaning
EPS	earnings per share

ESAP	the Rinker Employee Share Acquisition Plan

EV	enterprise value

Gavin Anderson	Gavin Anderson & Company (Australia) Ltd ABN 22 003 287 643

Grant Samuel	Grant Samuel & Associates Pty Limited ABN 28 050 036 372

GST	the goods and services tax imposed under the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and the related imposition acts of the Commonwealth of Australia

Hogan Marketing Services	Hogan Marketing Services Pty Ltd ABN 22 003 488 971

HSR Act	Hart-Scott-Rodino Antitrust Improvements Act of 1976

Independent Expert	Grant Samuel

Independent Expert’s Report	the independent expert’s report prepared by Grant Samuel and dated 28 November 2006 which is contained in Attachment 1 to the Target’s Statement

JPMorgan	JPMorgan Chase Bank, N.A.

Listing Rules	the listing rules of ASX

LTM	last twelve months

Minimum Acceptance Condition	the condition contained in section 8.6(a) of the Bidder’s Statement

NPAT	net profit after tax

Offer or CEMEX’s Offer	the offer by the Bidder for the Rinker Shares, which offer is contained in section 8 of the Bidder’s Statement

Offer Period	the period during which CEMEX’s Offer will remain open for acceptance in accordance with section 8 of the Bidder’s Statement

PFIC	passive foreign investment company

PricewaterhouseCoopers	PricewaterhouseCoopers

PSP	the Rinker Performance Share Plan

Readymix	Rinker Australia Pty Limited, ABN 87 099 732 297, an Australian corporation, (wholly owned by Rinker Group Limited) and its subsidiaries

Related Entity	in relation to any entity, an entity which is a related body corporate of that entity under section 50 of the Corporations Act

Reserve Bank Mid-Point Rate

the rate shown for the US$ as a representative mid-point determined by the Reserve Bank of Australia on the basis of quotations in the interbank foreign exchange market at 4.00pm Sydney time on the day concerned

Rights	has the meaning given in section 9 of the Bidder’s Statement

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Term	Meaning
Rinker	Rinker Group Limited (ABN 53 003 433 118) and/or its Related Entities the (as the context requires) as at the date of the Target’s Statement

Rinker ADRs	American depositary receipts which evidence Rinker ADSs

Rinker ADSs	an American depositary share issued by JPMorgan, in its capacity as the depositary of the Rinker’s ADR program representing beneficial interests in five Rinker Shares

Rinker Demerger Explanatory Memorandum	the explanatory memorandum associated with Rinker’s demerger from CSR in March 2003

Rinker Management	the members of Rinker management listed in Section 3.3

Rinker Materials	Rinker Materials Corporation, a company wholly owned by Rinker Group Limited and incorporated in Georgia (US), and its subsidiaries

Rinker Shares	ordinary shares in Rinker

Rinker Shareholder	a person registered in Rinker’s register of members as a holder of Rinker Shares

Rinker Shareholder Information Line

the official Rinker Shareholder Information Line on 1800 285 948 (toll-free in Australia) or +61 2 9207 3855 (outside Australia) which is open Monday to Friday between 9.00am and 6.00pm (Sydney time) or 1866 454 3170 (toll-free in the US), which is open Monday to Friday 9.00am to 6.00pm (New York time)

Rinker VWAP

The volume weighted average price for Rinker Shares traded on the ASX, calculated on a market volume and market value basis. Market volume and value, according to IRESS include every trade during market open hours including ‘overseas’, ‘specials’, ‘crossings’, ‘exercise calls’ and ‘exercise puts’

RMC	RMC Group plc

Schedule 14D-9	Schedule 14D-9 Solicitation/Recommendation Statement under section 14(d)(4) of the US Exchange Act

SEC	the US Securities and Exchange Commission

Section	a section or subsection of the Target’s Statement

STI	the Rinker’s Short Term Incentive Plan

Target’s Statement	this document (including the attachments), being the statement of Rinker under Part 6.5 Division 3 of the Corporations Act

UBS	UBS AG, Australia Branch, ABN 47 088 129 613

US$, US cents	the lawful currency of the United States of America (the US dollar and US cents)

US	United States of America

US Depositary	JPMorgan Chase Bank, N.A.

US Exchange Act	United States Securities Exchange Act of 1934

USP	the Rinker Universal Share Plan

69

6.2 Interpretation

In the Target’s Statement,

(1)                  other words and phrases have the same meaning (if any) given to them in the Corporations Act;

(2)                  words of any gender include all genders;

(3)                  words importing the singular include the plural and vice versa;

(4)                  an expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(5)                  a reference to a section, clause, attachment and schedule is a reference to a section of, clause of and an attachment and schedule to the Target’s Statement as relevant;

(6)                  a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them;

(7)                  headings and bold type are for convenience only and do not affect the interpretation of the Target’s Statement;

(8)                  a reference to time is a reference to Sydney time (unless otherwise stated);

(9)                  a reference to US$ is a reference to the lawful currency of the US; and

(10)            a reference to A$ is a reference to the lawful currency of Australia.

70

7 Authorisation

71

Section 7 Authorisation

The Target’s Statement has been approved by a resolution passed by the Directors of Rinker.

All Rinker Directors voted in favour of that resolution.

Signed for and on behalf of Rinker Group Limited:

Date: 29 November 2006

John Morschel, Chairman

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Attachment 1 –
Independent
Expert’s Report

73

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

28 November 2006

The Directors
Rinker Group Limited

Level 8, Tower B

799 Pacific Highway

Chatswood NSW 2067

Dear Sirs

CEMEX Offer

1                                         Introduction

On 27 October 2006, CEMEX Australia Pty Ltd, a wholly owned subsidiary of CEMEX S.A.B. de C.V.  (“CEMEX”) announced its intention to make a cash takeover offer for all of the issued shares in Rinker Group Limited (“Rinker”) (the “CEMEX Offer”). The CEMEX Offer is US$13.00 cash per ordinary share (equivalent to A$17.00 per share(1)) and US$65.00 per American Depository Receipt (“ADR”). Each Rinker ADR represents a beneficial interest in five Rinker ordinary shares.

The CEMEX Offer is subject to a number of conditions which are set out in full in the Bidder’s Statement by CEMEX. In summary, the key conditions are that:

•                                          CEMEX obtains a relevant interest in at least 90% of Rinker’s issued shares;

•                                          CEMEX shareholders pass all of the resolutions necessary to approve, effect and implement the CEMEX Offer at a general shareholders’ meeting (which is scheduled to be held on 7 December 2006);

•                                          all necessary regulatory approvals for the CEMEX Offer are obtained; and

•                                          the S&P/ASX 200 Index does not fall below 4,800.

CEMEX has the right to reduce the offer by an amount equal to any dividend paid by Rinker. Rinker will pay an interim dividend of 16 Australian cents per share on 11 December 2006.

CEMEX is a global heavy construction materials company based in Mexico. It is listed on the Mexican Stock Exchange and the New York Stock Exchange and has a market capitalisation of approximately US$24 billion. CEMEX is one of Rinker’s major competitors in the United States.

There is no regulatory requirement for Rinker to commission an independent expert’s report in relation to the CEMEX Offer. However, the directors of Rinker have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report setting out whether, in its opinion, the CEMEX Offer is fair and reasonable. A copy of this report will accompany the Target’s Statement issued by Rinker to be sent to shareholders by Rinker. This letter contains a summary of Grant Samuel’s opinion and main conclusions.

(1)                                  Based on an exchange rate of A$1.00 = US$0.7645, as published by the Reserve Bank of Australia as of 27 October 2006.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

ABN 28 050 036 372 AFS LICENCE NO 240985

2                                         Summary of Opinion

Grant Samuel has estimated the value of Rinker to be in the range US$15.85-17.74 per share (equivalent to A$20.58-23.04). This valuation represents the full underlying value of Rinker and includes a premium for control. Rinker is a high quality, strategically important business that warrants a premium multiple in a change of control transaction for the following reasons:

•                                          its key markets of Florida and Arizona (which represent approximately 55-60% of Rinker’s total revenue) are expected to be two of the three fastest growing regions in the United States over the next 25 years. This population growth underpins long term demand growth for aggregates, cement and concrete;

•                                          it is the market leader in all its major product categories in Florida and Arizona;

•                                          it is a fully integrated heavy construction materials business with a strong aggregates position in each of its markets. Control of aggregate resources is an important competitive advantage (particularly in a market such as Florida which has limited supplies of identified reserves);

•                                          there is a platform for future growth. Rinker has a successful track record in making value adding acquisitions. While the extent of large acquisitions has slowed recently, the potential remains in what is still a highly fragmented industry in the United States;

•                                          there are inherent growth options in Rinker’s positions in aggregates and cement; and

•                                          there are significant synergies available to potential acquirers.

The relatively high multiples implied by the valuation are supported by:

•                                          a comparison of the characteristics of Rinker with peer group listed companies and with recent acquisition targets in the sector; and

•                                          the results of a discounted cash flow analysis which is better able to capture the value of the long term growth in key markets and the benefit of development expenditure.

There are legitimate concerns about the impact on Rinker of the downturn in the residential housing sector across the United States but particularly in markets such as Florida and Arizona (residential sector demand is estimated to represent approximately 55% of Rinker’s United States revenue). Rinker’s volumes in this sector in Florida and Arizona have fallen sharply in recent months and lead indicators such as housing permits continue to show substantial decline against previous corresponding periods. The timing and extent of a recovery in the residential housing sector are the subject of debate and are the primary source of divergence in views as to the value of Rinker. It is not possible to develop a single consensus view. However:

•                                          other sectors such as non residential and civil construction (which represent approximately 45% of Rinker’s United States revenue) are both strong with continued growth forecast by most market commentators over the medium term. As a result, Rinker does not expect overall earnings to deteriorate materially from current levels even with the residential downturn. In this respect, Rinker’s overall earnings are not necessarily at a cyclical peak; and

•                                          the discounted cash flow analysis is premised on the current weak residential market continuing until late 2007 and then starting to recover but to levels still well below the levels seen in 2005/06. Notwithstanding, the current oversupply, the extent of the recent drop in activity and the population growth dynamic in Rinker’s key markets should lead to a recovery within a reasonable time frame. Even if recovery takes longer, say 4-5 years, the impact on net present value is not substantial (assuming activity eventually reverts to previous mid cycle norms).

The CEMEX Offer is US$13.00 per share. Accordingly, the CEMEX Offer is not fair. There are no other factors which would suggest that, in the context of a change of control transaction, it would be in shareholders’ interests to accept an offer that is not fair. Accepting the CEMEX Offer of US$13.00 per share would be effectively giving CEMEX a free option on recovery of the residential housing sector in Rinker’s key United States markets. Accordingly, the CEMEX Offer is not reasonable.

2

3                                         Key Conclusions

•                                          Grant Samuel has valued Rinker in the range US$15.85-17.74 per share (equivalent to A$20.58-23.04)

Grant Samuel has estimated the value of Rinker to be in the range US$15.85-17.74 per share (equivalent to A$20.58-23.04(2)). The value of Rinker is the sum of the market value of Rinker’s business operations and other assets after deducting external borrowings and non trading liabilities. Rinker’s operating businesses have been valued on the basis of a discounted cash flow analysis and implied multiples of earnings. The valuation is appropriate for the acquisition of Rinker as a whole and includes a premium for control. The value includes an allowance for synergy benefits that could be expected to be realised by most trade buyers of Rinker. The value exceeds the price at which Grant Samuel would expect shares in Rinker to trade on the Australian Stock Exchange in the absence of a takeover offer or similar transaction. The valuation is summarised below:

Rinker – Valuation Summary (US$ millions)

	Valuation Range
	Low	High
Operating businesses
Rinker Materials (United States)	13,000.0	14,500.0
Readymix (Australia)	2,002.0	2,156.0
Value of business operations	15,002.0	16,656.0
Real estate assets	300.0	350.0
Other assets/(liabilities)	(36.5)	(46.5)
Net borrowings	(1,082.8)	(1,082.8)
Value of equity(3)	14,182.7	15,876.7
Fully diluted shares on issue (millions)	895.1	895.1
Value per share (US$)(3)	15.85	17.74

The CEMEX Offer of US$13.00 per share is below Grant Samuel’s estimate of the full underlying value of Rinker and accordingly, is not fair.

•                                          The outlook for demand from the residential housing sector in Florida and Arizona over the short to medium term is the primary source of divergence in views as to the value of Rinker

Operations in Florida and Arizona represent approximately 55-60% of Rinker’s total revenue. As Rinker has also estimated that residential housing represents approximately 55% of the end demand for Rinker’s United States business, approximately 30% of Rinker’s total revenue is exposed to the market conditions for residential housing in Florida and Arizona.

Following several years of surging demand, activity levels have fallen sharply during the course of 2006. Housing permits and housing commencements, widely used lead indicators(4), are shown below:

(2)           Based on an exchange rate of A$1 = US$0.77.

(3)           No deduction has been made for the interim dividend of 16 Australian cents per share as, under the CEMEX Offer, CEMEX has the right to reduce the offer by an equivalent amount.

(4)           Demand for concrete and concrete blocks typically starts approximately 30-45 days from permit issuance.

3

The issues for Rinker shareholders revolve around:

•                                          whether or not this slump represents the bottom of the cycle;

•                                          the timing of any recovery; and

•                                          the extent of recovery and whether or not it will revert to the longer term trend line.

There are widely diverging views about these issues amongst market participants, equity analysts and economic and industry forecasters. There is no reliable way of determining the “right” forecast or even the “better” view at this point in time and, in any event, it is not useful to rely on a single view.

Rinker’s own internal planning is premised on housing permits for Florida and Arizona remaining at around the very much lower levels experienced in the last three months (around 180,000 for Florida and 65,000 in Arizona on an annualised basis) resulting in permit levels for the year ending 31 March 2007 being down on the previous year by 34% and 25%, respectively. Some bounce back is expected to begin in late 2007. A “normal” level of demand of around 230,000 new dwellings in Florida does not appear unreasonable in view of long term population growth in Florida of approximately 350-400,000 per annum and sustained second home demand. This level of demand is also broadly consistent with the levels of 2003, prior to the major surge. On this basis, any oversupply in Florida should be absorbed at a rate of approximately 50,000 per annum. Even by 2012, Rinker’s planning assumes Florida permit levels would still be 15-20% below those experienced in 2005/06 (and Arizona 10% below).

This scenario does not appear overly optimistic. While some independent forecasters show longer periods of weakness before recovery, they also forecast more gradual declines over the period.

In any event, the more important issue is the expected impact on profitability. The downturn is already reflected to some extent in the results for the twelve months ended 30 September 2006 and, even if the downturn continues, the cost saving initiatives and the growth in other sectors (non residential and civil) should mean there is unlikely to be a material deterioration in overall profitability.

•                                          The longer term prospects for residential housing demand in Florida and Arizona are very strong

While there may be some debate about short term market issues and the “normal” level of activity, it is reasonably clear that the longer term prospects for residential housing demand in Rinker’s key markets are very strong, driven by factors such as:

•                                          population growth, both organic and through immigration (from sources such as baby boomer retirement). Forecasts(5) show population growth of approximately 2% per annum for Florida and 2.5% per annum for Arizona for the next 25 years;

(5)                                  United States Census Bureau.

4

•                                          increasing second home demand, particularly in Florida; and

•                                          relative pricing (average Florida and Arizona house prices are still below average prices in much of the north east of the United States and the West Coast).

•                                          The short to medium term outlook for non residential and civil construction is positive

Non residential construction in the United States turned the corner in 2005 following a four year decline from its peak in 2001. Independent forecasters generally predict a strong upward trend in spending over the next five years although, despite the rise, expenditure is still not projected to match the 1998-2001 peak (in real dollars) until after 2012. Factors contributing to this rise, particularly in Rinker’s key markets, include:

•                                          declining office vacancy rates;

•                                          flow on requirements from population growth for offices, shops, warehouses, education facilities, etc;

•                                          increasing tourism demand driving development of hotels, recreation facilities and casinos and increases in airport capacity; and

•                                          a growing older population creating increased demand for health facilities.

In each of Florida, Arizona and Nevada (Rinker’s third largest market) there are a number of identified major projects either in progress or expected to commence soon.

Civil construction, particularly roads, in Rinker’s key markets is underpinned by:

•                                          strong state government finances and stated increases in transport spending; and

•                                          the SAFETEA-LU bill covering federal road projects which involves better allocations to Florida and Arizona than the previous TEA-21 package.

However, the substantial increase in the prices of aggregates, cement and concrete over the past three years will impact on the volumes that will be consumed in this sector.

•                                          In Australia, the overall construction market is approaching a trough and, while the short term outlook is relatively flat, the medium term outlook is for a residential led recovery from 2008

While Rinker’s operations in Australia represent only approximately 15% of Rinker’s total earnings, Readymix is one of the three largest producers of heavy construction materials in Australia in what is a relatively concentrated industry.

Readymix’s operating performance since its demerger from CSR Limited in March 2003 has been very strong as a result of a surge in construction activity across all sectors over the last four years. However, overall construction activity appears to have peaked in early 2006. Readymix’s performance for the 12 months ended 30 September 2006 was flat reflecting, in particular, the decline in the residential sector (which had peaked in mid to late 2004). The decline in residential activity over the last two years has been more than offset by significant growth in the non residential and civil sectors. Readymix’s end markets are typically relatively evenly spread between the residential, non residential and civil sectors. However, over the last two years, Readymix has generated approximately 75% of its revenue from the non residential and civil sectors reflecting thestrength of these sectors over this period and the weakening in the residential sector.

The downturn in overall construction spending is expected by most market commentators to be modest in comparison with prior cycles. The overall outlook is relatively flat in the short term but with a residential led recovery expected from 2008 and growth across all sectors after 2009.

5

•                                          The discounted cash flow analysis captures the value of Rinker’s long term growth potential

Grant Samuel has prepared high level discounted cash flow analyses of Rinker’s United States and Australian businesses.

The analysis takes Rinker’s Five Year Plan for the period ending 31 March 2012 as a starting point for the model. This plan was prepared in the ordinary course of business but has not yet been approved by the board of Rinker (it is due to go before the board in December 2006). The plan is the result of detailed bottom up forecasting by individual business units (based on agreed overall parameters) but was not based on an integrated, flexible model.

Grant Samuel has modelled an additional 10 years to capture the value of Rinker’s long term growth potential and to allow for factors such as maturity of the offshore programme and the replacement of Rinker’s key FEC quarry.

The cash flows were discounted at after tax discount rates (weighted average cost of capital) of 8.5- 9.0% for Rinker Materials and 9.5-10.0% for Readymix.

The analysis for Rinker Materials considers a range of alternative scenarios encompassing different aggregate pricing, volume growth and reserve replenishment assumptions. The net present values show a high level of sensitivity to changes in assumptions but generally support the valuation. In fact, most of the scenarios generate net present values above the value range. However, having regard to the uncertainties attached to the model and its assumptions, the final value range was constrained by other factors such as the implied earnings multiples.

•                                          The valuation represents multiples of earnings that are considered appropriate for a business of Rinker’s quality and longer term growth prospects

The valuation of Rinker implies the following multiples:

Rinker – Implied Overall Valuation Parameters

	Variable		Low	High
	(US$ millions)
Multiple of EBITDA(6)
Twelve months ended 30 September 2006	1,434.7		10.5	11.6
Year ending 31 March 2007 (broker median(7))	1,440.0		10.4	11.6
Year ending 31 March 2008 (broker median(7))	1,415.7		10.6	11.8
Multiple of EBIT(8)
Twelve months ended 30 September 2006	1,208.9		12.4	13.8
Year ending 31 March 2007 (broker median(7))	1,220.0		12.3	13.7
Year ending 31 March 2008 (broker median(7))	1,166.2		12.9	14.3
PE Multiple
Twelve months ended 30 September 2006	769.4	(9)	18.4	20.6
Year ending 31 March 2007 (broker median(7))	760.7		18.6	20.9
Year ending 31 March 2008 (broker median(7))	739.0		19.2	21.5

While Rinker has made guidance statements about net earnings, it has not released specific forecasts of net profit or divisional earnings for the year ending 31 March 2007 or beyond. Accordingly, the implied prospective multiples set out above are based on median broker forecasts (see Appendix 4

(6)           EBITDA is earnings before net interest, tax, depreciation, amortisation and significant and non-recurring items. It excludes the share of profits from equity accounted investments and instead includes Rinker’s share of EBITDA from equity accounted investments.

(7)           See Appendix 4 for details of the calculation of broker median forecasts.

(8)           EBIT is earnings before net interest, tax and significant and non-recurring items. It excludes the share of profits from equity accounted investments and instead includes Rinker’s share of EBIT from equity accounted investments.

(9)           Net profit after tax is before significant and non-recurring items.

6

for details). These forecasts are sufficiently close to Rinker’s 2007 Forecast and Five Year Plan to be useful for analytical purposes.

These EBITDA multiples are high compared to recent acquisitions in the heavy construction materials industry (which implicitly include synergy value). Notwithstanding the expected continuation of softness in the residential housing sector in Rinker’s key markets, Grant Samuel believes these multiples are justified. Rinker is a superior business to any of the recent acquisition targets in the sector and warrants a premium multiple. It would be a strategically important asset for any acquirer wishing to create or enhance a heavy construction materials business in the United States and this should be reflected in the value in a change of control transaction. Specific factors taken into account include:

•                                          the attractions of Rinker Materials’ mix of geographic exposures. Florida, Arizona and Nevada (which collectively represent over 60% of Rinker’s total revenue) are expected to be the three fastest growing states in the United States over the medium to long term;

•                                          the overall positioning of the Rinker business in its markets. Rinker Materials is the clear market leader in Florida in aggregates, cement and concrete and the location of its key quarry operations and extensive network of concrete plants close to the Florida East Coast Railway is an important competitive advantage. In Arizona, it is the leader in both aggregates and concrete;

•                                          Rinker’s diversified and integrated business structure. In each market where it operates, Rinker has a strong position in aggregates. Aggregates are an increasingly scarce resource in developed metropolitan markets and therefore significant reserves are a particularly attractive asset. Control of strategic aggregate resources is a key competitive advantage (particularly in a market such as Florida which has limited supplies of identified aggregate reserves). In the longer run prices are likely to rise to the cost of alternative supply (which is above the current market prices of aggregates). On the other hand, it is also necessary to recognise the limited life (approximately 20 years) of Rinker’s own reserves in Florida. The integrated structure is also valuable in reinforcing downstream businesses such as pre-mixed concrete;

•                                          the current strength of and positive outlook for non residential and civil construction (which are estimated to represent approximately 45% of Rinker Materials’ end markets in terms of revenue);

•                                          Rinker has a track record over some years of continually making savings in operating costs to enhance margins;

•                                          the flow through effects of recent capital expenditure (and acquisitions) which are not yet fully reflected in earnings and will help to offset effects of the residential downturn;

•                                          Rinker has a long history of making acquisitions (both bolt-on and strategic) which have added substantially to shareholder value (49 since 1998 for a total outlay of more than US$1.9 billion), primarily through more active management (particularly pricing), cost savings generated through shared services, better information flows to managers and incentive structures. While major acquisition activity has slowed recently, the platform remains in place and the potential market is substantial. Despite extensive consolidation over the past decade, the heavy construction materials industry in the United States is still highly fragmented (the top seven aggregate companies control only 35% of total United States production);

•                                          Rinker Materials has inherent growth options through:

•                                          its planned offshore resource development in aggregates; and

•                                          opportunities to extend cement production into other markets (e.g. Arizona); and

•                                          the synergies available to potential acquirers. CEMEX has stated it expects to generate approximately US$130 million in annual pre-tax benefits. Some analysts have suggested substantially higher levels are achievable. There are alternative acquirers that management believes could reasonably expect to achieve benefits of at least US$100 million per annum. The effective implied EBITDA multiples reduce to below 10 (at the low end) if US$100 million of savings is allowed for in earnings.

7

At the same time, it is necessary to recognise that the residential sector downturn, particularly in Florida and Arizona, has slowed earnings growth momentum and there are legitimate concerns about the severity of the fall and the timing and extent of any recovery. However:

•                                          the earnings for the twelve months ended 30 September 2006 already reflect some impact of the downturn (3-6 months depending on the product line). The year ending 31 March 2007 will incorporate 9-12 months effect;

•                                          Rinker’s overall earnings are not necessarily at a cyclical peak from which they will decline materially. Other important sectors such as non residential and civil are showing solid growth that is expected to continue;

•                                          longer term growth (and its compounded effect) is more important to value than short term market cycles; and

•                                          there is a reasonable case for expecting some recovery in the residential sector in the United States within two years (even if not back to previous peaks). The dynamics, in particular population growth, are different to, for example, the Sydney market which has experienced a prolonged downturn.

•                                          The value range represents a substantial premium over the pre-bid share price but Rinker’s pre-bid share price arguably did not fairly reflect its portfolio value

The volume weighted average price for Rinker shares for the one month prior to 27 October 2006 was US$10.87 (A$14.12)(10). On this basis, Grant Samuel’s valuation range represents a premium of approximately 46-63% to the pre-bid share price.

While this premium is higher than normally seen in takeovers, there are a number of factors which may mean that the apparent premium is overstated:

•                                          the share price has been heavily impacted by emerging data on the residential slowdown in Florida and Arizona, having fallen from a peak of US$16.35 (A$21.72(11)) in April 2006 to a low of US$9.09 (A$12.11) in September 2006, a fall of over 40%. Rinker’s 2007 prospective price earnings multiple has fallen from over 17 times to less than 13 times. Markets can over-react to the vicissitudes of prevailing market conditions;

•                                          Rinker has consistently traded at a discount to much of its peer group in terms of earnings multiples despite its strong performance. At least part of this may be due to the mismatch between its Australian shareholder base (and place of incorporation) and its United States focussed business; and

•                                          Rinker has an inefficient capital structure in that it is very lowly geared. A more efficient capital structure would, other things being equal and ignoring taxation and structural impediments, create shareholder value well above the pre-bid share price. Grant Samuel believes Rinker could comfortably carry an additional US$3.5 billion in debt (giving a total debt to EBITDA ratio of a little over three times). At a price earnings ratio of, say, 13 times (which is broadly consistent with, if not below its peer group), the theoretical shareholder value on a portfolio basis (ignoring tax implications) would be approximately US$13 (A$17) per share. On this basis, the premium implied by the valuation would be in the order of 22-36%.

(10)                            Calculated up to and including 26 October 2006.

(11)                            Adjusted for the impact of the 50 Australian cents per share capital return in August 2006.

8

•                                          CEMEX expects to achieve substantial synergies from acquiring Rinker

CEMEX estimates that it will achieve synergies from the acquisition of Rinker of approximately US$130 million per annum (before tax) within three years.

To the extent synergies are unique to a particular acquirer, it is normal valuation practice to exclude such synergies in determining fair value (although they can sometimes be “paid away” by the purchaser to the vendor depending on relative bargaining power).

However, it is normal valuation practice to allow for synergies where they are achievable by more than one party. In this case, there are a number of potential alternative acquirers of Rinker that could also achieve synergies through merging their operations in the United States with those of Rinker Materials (even if not to the same extent as CEMEX).

While the nature and extent of such benefits vary from party to party, Rinker management has estimated that the minimum achievable synergies by multiple parties would be at least US$100 million per annum. Associated implementation costs are difficult to estimate but are unlikely to exceed US$100 million.

No deduction has been made in the valuation for head office costs. A value for operating synergies has been incorporated into the value of Rinker Materials. No synergies are assumed in relation to Readymix (the Australian business) as an in-market merger would be likely to face insurmountable competition issues.

•                                          The CEMEX Offer is not reasonable

In some takeovers there are circumstances which suggest that, while an offer is not fair, it is nevertheless reasonable and should be accepted by shareholders. In Grant Samuel’s view, there are no such circumstances in this case.

The CEMEX Offer price of US$13.00 per share is well below Grant Samuel’s value range of US$15.85-17.74. It does provide a premium over the pre-bid share price but:

•              at around 20% it is below the median takeover premium;

•              the analysis set out above indicates that the trading price immediately prior to the CEMEX Offer was below where it could reasonably be expected to have traded if Rinker was appropriately geared. In these circumstances the premium would be minimal;

•              Rinker has a widely dispersed shareholder register with only two institutional shareholders holding more than 5%. Accordingly, it is not already controlled and it is open for other parties to acquire control;

•              Rinker shares have consistently traded at levels well above US$13.00 since the CEMEX Offer was announced; and

•              there is a realistic prospect that a higher offer than US$13.00 per share will be made to Rinker shareholders, either by CEMEX or by an alternative bidder.

Accordingly, in Grant Samuel’s opinion, the CEMEX Offer is not reasonable. From one perspective, selling control of Rinker at US$13.00 would be akin to giving CEMEX a free option over the potential value from a recovery in the Florida and Arizona residential housing markets.

Equally, it needs to be recognised that rejection of the CEMEX Offer carries risks. If the CEMEX Offer lapses and no counter bidder emerges, it is likely that the Rinker share price will fall back towards pre-bid levels. At the same time, there are grounds for believing that the shares are likely to trade at levels above the pre-bid price of around US$10.80 (A$14.00) and could trade at levels approaching the CEMEX Offer in the foreseeable future if market conditions, particularly for residential housing in the United States, begin to improve or if there is some kind of financial restructuring. However, there can be no assurance that the share price will achieve these levels.

9

Shareholders will be exposed to the future performance of Rinker and in particular the risk that the residential building cycle in the United States has not bottomed. Shareholders will also be exposed to the vagaries of future equity market conditions and to the risks associated with the business including operational and legal risks (e.g. the Lake Belt litigation).

4                                         Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual shareholders in Rinker. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Bidder’s Statement issued by CEMEX and the Target’s Statement issued by Rinker in relation to the CEMEX Offer.

Acceptance or rejection of the CEMEX Offer is a matter for individual shareholders, based on their own views as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the CEMEX Offer should consult their own professional adviser.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel’s opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully

GRANT SAMUEL & ASSOCIATES PTY LIMITED

10

Rinker Group Limited

Financial Services Guide

and

Independent Expert’s Report

in relation to the Takeover Offer by

CEMEX, S.A.B. de C.V.

Grant Samuel & Associates Pty Limited

(ABN 28 050 036 372)

28 November 2006

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER

1 FARRER PLACE SYDNEY NSW 2000

GPO BOX 4301 SYDNEY NSW 2001

T : + 61 2 9324 4211 / F: + 61 2 9324 4301

www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited (“Grant Samuel”) holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide (“FSG”) in connection with its provision of an independent expert’s report (“Report”) which is included in a document (“Disclosure Document”) provided to members by the company or other entity (“Entity”) for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel’s client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for Rinker Group Limited (“Rinker”) in relation to the takeover offer from CEMEX, S.A.B. de C.V. (“the Rinker Report”), Grant Samuel will receive a fixed fee plus reimbursement of out-of-pocket expenses for the preparation of the Rinker Report (as stated in Section 9.3 of the Rinker Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Rinker Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 9.3 of the Rinker Report:

“Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Rinker or CEMEX that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the CEMEX Offer. Grant Samuel advises that a Grant Samuel group executive holds a parcel of less than 4,000 shares in Rinker.

Grant Samuel had no part in the formulation of the CEMEX Offer. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the CEMEX Offer. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.”

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services’ Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Rinker Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

ABN 28 050 036 372 AFS LICENCE NO 240985

Table of Contents

1	Details of the CEMEX Offer		1

2	Scope of the Report		3
	2.1	Purpose of the Report	3
	2.2	Basis of Evaluation	3
	2.3	Sources of the Information	4
	2.4	Limitations and Reliance on Information	5

3	Information on Rinker		8
	3.1	Background	8
	3.2	Business Strategy	9
	3.3	Historical Financial Performance	10
	3.4	Financial Position	13
	3.5	Cash Flow	15
	3.6	Capital Structure and Ownership	16
	3.7	Share Price History	17

4	Heavy Construction Materials Industry		20

5	Profile of Rinker Materials		23
	5.1	United States Heavy Construction Materials Industry	23
	5.2	Rinker Materials Operations	26
	5.3	Rinker Materials Operating Performance	32
	5.4	Market Conditions and Outlook	35

6	Profile of Readymix		43
	6.1	Australian Heavy Construction Materials Industry	43
	6.2	Readymix Operations	44
	6.3	Readymix Operating Performance	47
	6.4	Market Conditions and Outlook	49

7	Valuation of Rinker		53
	7.1	Valuation Summary	53
	7.2	Methodology	55
	7.3	Rinker Materials	58
	7.4	Readymix	69
	7.5	Corporate Overheads	72
	7.6	Real Estate Assets	72
	7.7	Other Assets and Liabilities	73
	7.8	Net Borrowings	74

8	Evaluation of the CEMEX Offer		75
	8.1	Fairness	75
	8.2	Premium for Control	75
	8.3	Reasonableness	77
	8.4	Shareholder Decision	78

9	Qualifications, Declarations and Consents		79
	9.1	Qualifications	79
	9.2	Disclaimers	79
	9.3	Independence	79
	9.4	Declarations	80
	9.5	Consents	80
	9.6	Other	80

Appendices
1	Discounted Cash Flow Model Assumptions
2	Selection of Discount Rates
3	Market Evidence
4	Broker Consensus Forecasts

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

1                                         Details of the CEMEX Offer

On 27 October 2006, CEMEX Australia Pty Ltd, a wholly owned subsidiary of CEMEX S.A.B. de C.V. (“CEMEX”), announced its intention to make a cash takeover offer for all of the issued shares in Rinker Group Limited (“Rinker”) (the “CEMEX Offer”). The CEMEX Offer is US$13.00 cash per ordinary share (equivalent to A$17.00 per share(1)) and US$65.00 per American Depository Receipt (“ADR”). Each Rinker ADR represents a beneficial interest in five Rinker ordinary shares.

The CEMEX Offer is subject to a number of conditions, being:

•                                          CEMEX obtains a relevant interest in at least 90% of Rinker’s issued shares;

•                                          CEMEX shareholders pass all of the resolutions necessary to approve, effect and implement the CEMEX Offer at a general shareholders’ meeting (which is scheduled to be held on 7 December 2006);

•                                          regulatory approval for the CEMEX Offer is obtained:

•                                          from the Treasurer of the Commonwealth of Australia in terms of the Commonwealth Government’s foreign investment policy;

•                                          under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976; and

•                                          in relation to any other approval that is necessary to permit the CEMEX Offer to be made to, and accepted by, Rinker shareholders or is required as a result of the CEMEX Offer or the successful acquisition of Rinker shares and is necessary for the continued operation of the business of Rinker or CEMEX;

•                                          no regulatory actions occur in relation to the CEMEX Offer;

•                                          no material adverse change occurs in relation to the business, assets, liabilities, financial or trading position, profitability or prospects of Rinker before the end of the offer period;

•                                          no mergers or material acquisitions, disposals or new commitments (totalling, in aggregate, more than US$200 million) are undertaken by Rinker;

•                                          no material change of control rights exist (or are granted before the end of the offer period) in relation to any agreement or arrangement that is material in the context of the business of Rinker;

•                                          the S&P/ASX 200 Index does not fall below 4,800;

•                                          CEMEX is granted equal access to information about Rinker in circumstances where that information is provided in connection with soliciting, encouraging or facilitating an alternative proposal to the CEMEX Offer;

•                                          no distributions are made by Rinker other than interim or final cash dividends, the payment of which does not result (or could not be reasonably expected to result) in Rinker declaring dividends in excess of 35% of its consolidated net profit for the relevant financial year; and

•                                          none of the prescribed occurrences listed in Section 652C of the Corporations Act occur.

CEMEX is a global heavy construction materials company based in Mexico. It is listed on the Mexican Stock Exchange and the New York Stock Exchange (“NYSE”) and has a market capitalisation of approximately US$24 billion. CEMEX is one of Rinker’s major competitors in the United States.

(1)                                  Based on an exchange rate of A$1.00 = US$0.7645, as published by the Reserve Bank of Australia as of 27 October 2006.

The CEMEX Bidder’s Statement was served on Rinker on 30 October 2006. In its Bidder’s Statement, CEMEX disclosed that on 27 October 2006 it had acquired 1,000 Rinker shares, representing less than 0.01% of Rinker’s issued capital.

On 6 November 2006, Rinker applied to the Takeovers Panel seeking review of certain relief granted by the Australian Securities and Investments Commission (“ASIC”) which was designed to facilitate the structure of the CEMEX Offer and an order that the ASIC relief be set aside. Rinker also sought a declaration of unacceptable circumstances and final orders that the CEMEX Offer be amended to ensure that all Rinker shareholders who elect to receive the CEMEX Offer consideration in A$ receive the same A$ amount.

2                                         Scope of the Report

2.1                               Purpose of the Report

The directors of Rinker have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report in relation to the CEMEX Offer as if a report was required pursuant to Section 640 of the Corporations Act. This report is to set out whether, in Grant Samuel’s opinion, the CEMEX offer is fair and reasonable and to state reasons for that opinion.

The sole purpose of this report is an expression of Grant Samuel’s opinion as to whether the CEMEX Offer is fair and reasonable. A copy of this report is to accompany the Target’s Statement to be despatched to shareholders by Rinker.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Rinker shareholders. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Bidder’s Statement issued by CEMEX and the Target’s Statement issued by Rinker in relation to the CEMEX Offer.

Whether or not to accept the CEMEX Offer is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the CEMEX Offer should consult their own professional adviser.

2.2                               Basis of Evaluation

The term “fair and reasonable” has no legal definition although over time a commonly accepted interpretation has evolved. In the context of a takeover, an offer is considered fair and reasonable if the price fully reflects the value of a company’s underlying businesses and assets.

Policy Statement 75 issued by the Australian Securities Commission, the predecessor to ASIC, attempts to provide a precise definition of fair and reasonable. The Policy Statement continues earlier regulatory guidelines that create a distinction between “fair” and “reasonable”. Fairness is said to involve a comparison of the offer price with the value that may be attributed to the securities that are the subject of the offer based on the value of the underlying businesses and assets. In determining fairness any existing entitlement to shares by the offerer is to be ignored. Reasonableness is said to involve an analysis of other factors that shareholders might consider prior to accepting a takeover offer such as:

•                                          the offeror’s existing shareholding;

•                                          other significant shareholdings;

•                                          the probability of an alternative offer; and

•                                          the liquidity of the market for the target company’s shares.

A takeover offer could be considered “reasonable” if there were valid reasons to accept the offer notwithstanding that it was not “fair”.

For the purposes of this report, Grant Samuel has treated “fair” and “reasonable” as separate concepts in accordance with Policy Statement 75. Fairness is a more demanding criteria. A “fair” offer will always be “reasonable” but a “reasonable” offer will not necessarily be “fair”.

A fair offer is one that reflects the full market value of a company’s businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value will not be fair but may be reasonable if shareholders are otherwise unlikely in the foreseeable future to realise an amount for their shares in excess of the bid price. This is commonly the case in takeover offers where the bidder already controls the target company. In that situation, the minority shareholders have little prospect of receiving full value from a third party offeror unless the controlling shareholder is prepared to sell its controlling shareholding.

Grant Samuel has determined whether the CEMEX Offer is fair by comparing the estimated underlying value range of Rinker with the offer price. The CEMEX Offer will be fair if it falls within the estimated underlying value range. In considering whether the CEMEX Offer is reasonable, the factors that have been considered include:

•                                          the estimated value of Rinker compared to the offer price;

•                                          the existing shareholding structure of Rinker;

•                                          the likelihood of an alternative offer and alternative transactions that could realise fair value;

•                                          the likely market price and liquidity of Rinker shares in the absence of the CEMEX Offer; and

•                                          other advantages and disadvantages for Rinker shareholders of accepting the CEMEX Offer.

2.3                               Sources of the Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

•                                          the Bidder’s Statement;

•                                          the Target’s Statement (including earlier drafts);

•                                          Rinker’s annual reports for the three years ended 31 March 2006;

•                                          Rinker’s results for the six months ended 30 September 2006;

•                                          press releases, public announcements, media and analyst presentation material and other public filings by Rinker including information available on its website;

•                                          brokers’ reports and recent press articles on Rinker and the heavy construction materials industry;

•                                          data and statistics on the heavy construction materials industry and forecasts for key measures published by independent forecasters and relevant industry bodies; and

•                                          sharemarket data and related information on Australian and international listed companies engaged in the heavy construction materials industry and on acquisitions of companies and businesses in this industry.

Non Public Information provided by Rinker

•                                          management accounts for Rinker for the years ended 31 March 2004 to 2006 and for the seven months ended 31 October 2006;

•                                          the latest forecast for the year ending 31 March 2007 prepared by Rinker management (the “2007 Forecast”);

•                                          business plan for the five years ending 31 March 2012 prepared by Rinker management (the “Five Year Plan”); and

•                                          other confidential documents, board papers, presentations and working papers.

In preparing this report, representatives of Grant Samuel visited Rinker aggregate, cement and concrete facilities in Miami, Florida, and its head office in Florida. Grant Samuel has also held discussions with, and obtained information from, senior management of Rinker and its advisers.

2.4                               Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel’s opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by Rinker and its advisers. Grant Samuel has considered and relied upon this information. Rinker has represented in writing to Grant Samuel that, to its knowledge, the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the CEMEX Offer is fair and reasonable to Rinker shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or “due diligence” investigation might disclose. While Grant Samuel has made what it considers to be appropriate inquiries for the purposes of forming its opinion, “due diligence” is beyond the scope of an independent expert. Grant Samuel is not in a position nor is it practicable to undertake its own “due diligence” investigation of the type undertaken by accountants, lawyers or other advisers.

Accordingly, this report and the opinions expressed in it should be considered more in the nature of an overall review of the anticipated commercial and financial implications rather than a comprehensive audit or investigation of detailed matters.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of Rinker. It is understood that the accounting information that was provided was prepared in accordance with appropriate accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

Rinker is responsible for the 2007 Forecast and the Five Year Plan provided to Grant Samuel. While Rinker has made guidance statements about net earnings, the directors of Rinker have decided not to include the 2007 Forecast or the Five Year Plan in the Target’s Statement and therefore this information has not been disclosed in this report. However, Grant Samuel has used and relied on this financial information for the purposes of its analysis. The major assumptions underlying the 2007 Forecast and the Five Year Plan were reviewed by Grant Samuel in the context of current economic, financial and other conditions. However, it should be noted that the 2007 Forecast, the Five Year Plan and their underlying assumptions have not been reviewed (nor is there a statutory or regulatory requirement for such a review) by an investigating accountant for reasonableness or accuracy of compilation and application of assumptions.

Subject to these limitations, Grant Samuel considers that, based on the inquiries it has undertaken and only for the purposes of its analysis for this report (which do not constitute, and are not as extensive as, an audit or accountant’s examination), there are reasonable grounds to believe that the 2007 Forecast and the Five Year Plan have been prepared on a reasonable basis. In forming this view, Grant Samuel has taken the following factors, inter alia, into account:

•                                          the Rinker business is a long established business operating in a mature industry with long standing customer relationships and well defined drivers of operating performance;

•                                          Rinker has a history of matching or exceeding its budgets;

•                                          the 2007 Forecast was based on seven months trading and forecasts for the balance of the year which have been revised to reflect current market conditions;

•                                          the Five Year Plan has been prepared through a detailed process involving preparation of “ground up” projections by the management of individual operations and a further review by senior management of Rinker (although it has not yet been reviewed by the board); and

•                                          Grant Samuel’s review of the major assumptions underlying the Five Year Plan did not reveal any significant assumptions that appeared unreasonable.

Grant Samuel has no reason to believe that the 2007 Forecast or the Five Year Plan reflect any material bias, either positive or negative. However, the achievability of the 2007 Forecast and the Five Year Plan is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

As part of its analysis, Grant Samuel has reviewed the sensitivity of net present values to changes in key variables. The sensitivity analysis isolates a limited number of assumptions and shows the impact of the expressed variations to those assumptions. No opinion is expressed as to the probability or otherwise of those expressed variations occurring. Actual variations may be greater or less than those modelled. In addition to not representing best and worst outcomes, the analysis does not, and does not purport to, show the impact of all possible variations to the business model. The actual performance of the business may be negatively or positively impacted by a range of factors including, but not limited to:

•                                          changes to assumptions other than those considered;

•                                          greater or lesser variations to the assumptions considered in the sensitivity analysis than those modelled; and

•                                          combinations of different variations to a number of different assumptions that may produce outcomes different to the combinations modelled.

In forming its opinion, Grant Samuel has also assumed that:

•                                          matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;

•                                          the information set out in the Target’s Statement sent by Rinker to its shareholders is complete, accurate and fairly presented in all material respects;

•                                          the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading; and

•                                          the CEMEX Offer will be implemented in accordance with its terms.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3                                         Information on Rinker

3.1                               Background

The operations of Rinker were originally part of CSR Limited (“CSR”). In Australia, CSR initially diversified into heavy construction materials in 1965 with the joint acquisition of a concrete business. It subsequently made a number of acquisitions to expand into other products (aggregates, cement, concrete pipes and other products and asphalt). Operations in the United States commenced in 1981 when an associated company commenced asphalt contracting and quarrying activities in South Carolina. These operations expanded through the acquisition of a number of established construction materials companies including Rinker Materials Corporation (US$515 million, July 1988), the subsidiaries of ARC America Corporation (US$650 million, January 1990), American Limestone Company (US$211 million, June 2000), Florida Crushed Stone Company (US$348 million, July 2000) and Kiewit Materials Company (US$540 million, September 2002).

In March 2003, Rinker was demerged from CSR. The demerger resulted in Rinker owning the shares in Rinker Materials (which owned the heavy construction materials operations in the United States) and Readymix (which owned the heavy construction materials operations in Australia) and becoming a separately listed company on the Australian Stock Exchange (“ASX”). Ordinary shares in Rinker commenced trading on the ASX on 31 March 2003 and on the NYSE (in the form of ADRs) on 28 October 2003.

Since the demerger, Rinker has grown primarily through making small bolt-on acquisitions in key United States markets and in Australia as well as through greenfield expansion. It has also divested non-core businesses such as the pre-stress concrete manufacturing business (in December 2004) and the plastic pipe and liner operations (in February 2005) in the United States and its 50% interest in the Emoleum Partnership (an asphalt operation) in Australia (in February 2006):

Today, Rinker is one of the world’s largest heavy construction materials companies. Its operations are focused on key markets in the south east and south west of the United States where it generates the majority of its earnings, although it also has operations in every state and major city in Australia and some very small operations in Tianjin and Qingdao in China:

Rinker - Revenue and EBIT by Country

(12 months ended 30 September 2006)

Revenue(2)	EBIT(3)

Source: Rinker, Grant Samuel analysis

(2)                                  Revenue includes inter-segment revenue.

(3)                                  EBIT includes share of profit from equity accounted investments and significant items.

In the United States, Rinker Materials produces aggregates, cement, concrete, concrete block, asphalt and concrete pipe. It also has a gypsum wallboard distribution business in Florida. In Australia, Rinker is one of the leading producers of aggregates, concrete, concrete pipe and other concrete products. It also holds a 25% interest in Cement Australia Holdings Pty Limited and the Cement Australia Partnership (collectively “Cement Australia”), Australia’s largest cement manufacturer. Rinker’s operations in China are limited to pre-mixed concrete.

3.2                               Business Strategy

The key elements of Rinker’s business strategy are to:

•                                          hold the number one or two position (or plan to achieve that position) in each of the (preferably high growth) markets in which it operates in the United States, enabling it to take a price leadership role and create operational efficiencies;

•                                          have an integrated business where the company’s concrete, block and asphalt operations source most of their aggregate and cement (where appropriate) internally;

•                                          aim to be the lowest cost operator in each of its markets. Rinker has an ongoing programme to realise operational cost efficiencies. In recent years it has been successful in extracting an average of approximately US$50 million per annum in costs from its business operations. The principal areas where cost savings have been achieved are increased plant utilisation, overhead reduction and shared services efficiencies;

•                                          grow by acquisition. Rinker has an established track record of identifying value accretive acquisitions and successfully integrating these into its existing business. While Rinker’s businesses are essentially regional or local, its shared services operation is widely acknowledged as an industry leader and provides a high quality, technologically advanced and integrated back office function with a uniform reporting and data processing template that allows cost synergies to be quickly extracted and for customer bases to be seamlessly migrated onto the Rinker system. Rinker is also usually able to generate purchasing benefits and implement greater product pricing discipline in the businesses it acquires. Rinker plans to continue to grow by acquisition because of the value add that it believes it can bring which can produce returns above the cost of capital. Although Rinker has not made a major acquisition since Kiewit Materials Company in September 2002 (in part because of high prices in a buoyant market), it has continued to make small bolt-on acquisitions. However, Rinker believes that there are substantial opportunities in what is still a very fragmented market. Rinker’s strong financial position gives it the capacity and flexibility to make major acquisitions; and

•                                          re-invest in the core business to meet market demand. During 2005 and 2006 Rinker completed the construction of 11 new concrete plants, seven new concrete block plants and expanded production capacity at a number of concrete, concrete block and aggregate facilities to meet increasing demand and maintain market leadership. It is currently adding substantial new cement capacity at a total cost of US$220 million. Given the strategic importance of aggregate reserves, Rinker also has a focus on reserve replenishment with an ongoing programme of identifying new reserves. Rinker’s offshore reserves programme is a key part of this programme and will represent a major capital commitment over the next 3-4 years.

Rinker has also recently commenced a programme of long term sustainable real estate sales and development to realise value from exhausted quarries and former plants. A comprehensive study has been undertaken to identify surplus real estate assets and plans are being prepared in relation to each of these assets. Most of the assets are relatively small, however there are also a number of more substantial opportunities which are only at the early stages of evaluation. The potential opportunities range from direct sales to longer term involvement in residential and non residential development as either the developer or as a joint venture partner.

3.3                               Historical Financial Performance

The historical financial performance of Rinker for the three years ended 31 March 2006 and the 12 months ended 30 September 2006 is summarised below:

Rinker - Financial Performance (US$ millions)

12 months
ended
Year ended 31 March	30 September
2004	2005	2006	2006
actual	actual	actual	actual
AGAAP	AIFRS	AIFRS	AIFRS
Sales revenue
Rinker Materials	2,867.6	3,318.8	4,029.3	4,322.0
Readymix	838.6	990.9	1,079.1	1,101.2
Total sales revenue	3,706.2	4,309.7	5,108.4	5,423.2
Operating EBITDA(4)
Rinker Materials	602.2	795.1	1,105.9	1,232.9
Readymix	129.4	160.2	176.3	169.5
Corporate overheads	(9.2)	(11.4)	(12.5)	(13.4)
Total operating EBITDA	722.4	943.9	1,269.7	1,389.0
Depreciation and amortisation	(177.7)	(195.0)	(208.9)	(215.7)
Operating EBIT(5)
Rinker Materials	457.6	647.2	946.7	1,066.1
Readymix	96.3	113.1	126.6	120.6
Corporate overheads	(9.2)	(11.4)	(12.5)	(13.4)
Total operating EBIT	544.7	748.9	1,060.8	1,173.3
Share of profits from equity accounted investments	15.0	35.1	32.6	33.2
Significant and non-recurring items	(10.5)	(8.9)	52.2	21.7
Reported EBIT	549.2	775.1	1,145.	6	1,228.2
Net interest expense	(47.2)	(32.0)	(20.1)	(24.8)
Amortisation of goodwill	(56.5)	—	—	—
Profit before income tax expense	445.5	743.1	1,125	1,203.4
Income tax expense	(148.8)	(244.9)	(381.9)	(413.6)
Net profit	296.7	498.2	743.6	789.8
Outside equity interests	(1.1)	(5.0)	(3.4)	(4.7)
Net profit attributable to Rinker Shareholders	295.6	493.2	740.2	785.1
Statistics
Diluted earnings per share (US cents)	31.3	52.3	80.2	86.3
Dividends per share (Australian cents)	14.0	21.0	38.0	40.0	(6)
Dividend payout ratio	31%	34%	35%	34%
Amount of dividend franked	100%	73%	60%	60%
Total sales revenue growth	nc	16.3%	18.5%	nc
Operating EBITDA growth	nc	30.7%	9.6%	nc
Operating EBIT growth	nc	37.5%	9.6%	nc
Operating EBITDA margin	19.5%	21.9%	24.9%	25.6%
Operating EBIT margin	14.7%	17.4%	20.8%	21.6%
Interest cover(7)	11.5	x	23.4	x	52.8	x	47.3	x

Source: Rinker, Grant Samuel analysis

(4)                                  Operating EBITDA is earnings before net interest, tax, depreciation, amortisation and significant and non-recurring items. It excludes the share of profits from equity accounted investments.

(5)                                  Operating EBIT is earnings before net interest, tax and significant items and non-recurring items. It excludes the share of profits from equity accounted investments. Operating EBIT and reported EBIT is also before amortisation of goodwill in years where Rinker’s accounts were prepared under AGAAP.

(6)                                  Dividends per share excludes the special dividend of 40 cents per share paid in July 2006.

(7)                                  Interest cover is operating EBIT divided by net interest.

The operating EBITDA and EBIT figures shown in the above table differ from the EBITDA and EBIT published by Rinker as they exclude the share of net profit from equity accounted investments and significant and non-recurring items. Operating EBITDA and EBIT (rather than total EBITDA and EBIT) are considered to be a more appropriate basis on which to assess the underlying performance of Rinker’s business operations. A reconciliation of operating EBIT to reported EBIT is included in the table.

Rinker adopted the Australian equivalents to International Financial Reporting Standards (“AIFRS”) from 1 April 2005, which has resulted in higher reported profit after tax (compared to profit after tax under Australian Generally Accepted Accounting Principles (“AGAAP”). The principal differences are the cessation of amortisation of goodwill and expensing of share-based payments.

Revenue, operating EBITDA and operating EBIT have grown consistently since the demerger of Rinker from CSR in March 2003. Average annual growth over the last two and a half years has been 19% for revenue, 28% for EBITDA and 34% for EBIT (although growth has slowed in the last six months). Growth from Rinker Materials in the United States has been at significantly higher levels than growth from the Readymix operations in Australia. This strong growth has resulted from:

•                                          buoyant economic conditions and strong levels of activity in all segments of the United States and Australian construction industry over this period (particularly residential construction in Rinker’s key markets), creating high demand for Rinker’s products and enabling price increases to be implemented;

•                                          a number of small, bolt-on acquisitions that have strengthened market positions, provided pull-through profits (from the vertically integrated business) and provided regional expansion. Since the demerger, Rinker has spent over US$250 million making    23 acquisitions;

•                                          greenfield expansion. Since the demerger, Rinker has constructed 11 new concrete plants, seven new concrete block plants and has expanded production capacity at a number of concrete, concrete block and aggregate facilities; and

•                                          implementation of operational improvement projects. Rinker has a track record of generating significant reduction in costs through operational improvement. Total cost savings have been estimated at US$62 million, US$49 million and US$52 million in the years ended 31 March 2004 to 2006 respectively.

These factors, in particular the price increases and operational improvements, have also resulted in Rinker generating higher operating EBITDA and operating EBIT margins over this period. The operating EBITDA margin has increased from approximately 20% to 26% and the operating EBIT margin has increased from approximately 15% to 22%.

Performance has also been impacted by the effect of currency translations. Rinker Materials and Readymix generate almost all of their revenue and incur costs in their respective local currencies. The translation of Readymix’s results into US$ for financial reporting purposes is affected by short term fluctuations in the US$. This impact was most noticeable with the significant strengthening of the A$ relative to the US$ in the year ended 31 March 2004, which had a favourable impact on Rinker’s reported US$ results.

Performance for the 12 months ended 30 September 2006 has been more subdued reflecting the impact of the downturn in construction activity on results for the six months ended 30 September 2006. While the contribution from Rinker Materials grew, the results, particularly in the six months ended 30 September 2006, were impacted by a softening of housing activity in the key Florida and Arizona markets. Readymix reported a 2.0% increase in revenue over the 12 month period but operating EBITDA and operating EBIT fell by 3.9% and 4.7% respectively, reflecting the impact of the slowdown in residential construction, particularly in New South Wales, in the six months ended 30 September 2006.

The operating performance of Rinker Materials and Readymix is discussed in more detail in Sections 5.3 and 6.3 of this report respectively.

Rinker’s effective tax rate of 33-34% reflects the high proportion of Rinker’s earnings from the United States where tax is paid at the federal rate of 35% plus state tax on earnings.

Dividends per share have increased from 14 cents in the year ended 31 March 2004 to 40 cents in the 12 months ended 30 September 2006 (excluding the special dividend of 40 cents per share paid in July 2006). The increase in dividends per share reflects the strong growth in earnings as the dividend payout ratio has remained relatively steady in the range 31-35%. Rinker has adopted a dividend policy of distributing around 35% of net profit after tax in the form of dividends. The decline in the level of franking of dividends from 100% in the year ended 31 March 2004 to 60% in the 12 months ended 30 September 2006 is a result of the greater contribution of earnings from the United States.

Details of material significant and non-recurring items over the period are summarised below:

Rinker - Significant and Non-Recurring Items (Pre-Tax) (US$ millions)

				12 months
				ended
	Year ended 31 March			30 September
	2004	2005	2006	2006
	actual	actual	actual	actual
	AGAAP	AIFRS	AIFRS	AIFRS

Rinker Materials
Writedown/loss on sale of pre-stress concrete business	(10.5)	(15.9)
Gain on sale of plastic pipe and liner business		7.0
Gain on sale of Buffalo Road quarry			30.5
Total Rinker Materials	(10.5)	(8.9)	30.5	—
Readymix
Gain on sale of Emoleum			21.7	21.7
Total Readymix	—	—	21.7	21.7
Total significant and non-recurring items	(10.5)	(8.9)	52.2	21.7

Source: Rinker

Significant and non-recurring items over the period relate to the sale of non-core businesses and depleted quarries.

3.4                               Financial Position

The financial position of Rinker as at 31 March 2006 and 30 September      2006 is summarised below:

Rinker - Financial Position (US$ millions)

	As at	As at
	31 March 2006	30 September
	actual	actual
	AIFRS	AIFRS
Debtors and prepayments	667.4	718.5
Inventories	339.5	368.2
Creditors and accruals	(542.2)	(496.3)
Net working capital	464.7	590.4
Property, plant and equipment	1,963.4	2,081.6
Intangible assets	901.7	902.5
Equity accounted investments	132.9	142.0
Other investments	32.6	34.0
Receivables	70.8	78.7
Income tax liabilities	(62.4)	(69.5)
Net deferred tax liabilities	(205.8)	(198.1)
Provision for employee entitlements and retirement benefits	(79.6)	(80.3)
Provision for uninsured losses and future claims	(68.2)	(72.0)
Provision for restoration and environmental rehabilitation	(55.0)	(56.7)
Other provisions	(12.0)	(12.1)
Other (net)	(34.3)	(33.9)
Total funds employed	3,048.8	3,306.6
Cash and deposits	289.1	198.4
Bank loans and finance lease liabilities	(650.6)	(1,268.5)
Net borrowings	(361.5)	(1,070.1)
Net assets	2,687.3	2,236.5
Outside equity interests	(9.1)	(10.8)
Equity attributable to Rinker shareholders	2,678.2	2,225.7
Statistics
Net assets per share (US$)	2.94	2.47
NTA(8) per share (US$)	1.95	1.47
Gearing(9)	11.9%	32.4%

Source: Rinker, Grant Samuel analysis

Over 60% of Rinker’s total funds employed of US$3.3 billion is represented by investment in property, plant and equipment which is indicative of the capital intensive nature of a heavy construction materials business. Property, plant and equipment includes assets held for development at their cost of US$23.9 million.

Rinker’s gearing increased substantially between   31 March 2006 and 30 September 2006, reflecting the impact of the special dividend in July 2006 (US$279 million) and capital return in August 2006 (US$347 million) and the on-market share buyback (US$155 million). However, gearing is still relatively modest at 32.4% (based on the book value of equity) and interest cover at 47 times EBIT. At 30 September 2006, Rinker had total committed bank credit facilities of US$1.18 billion, of which US$1.14 billion was undrawn and a US$1.0 billion evergreen commercial paper facility of which US$129.2 million was undrawn.

(8)                                  NTA is net tangible assets, which is calculated as net assets less intangible assets.

(9)                                  Gearing is net borrowings divided by shareholders’ funds plus net borrowings.

Intangible assets are predominantly (99%) goodwill, with the balance comprising non-compete agreements and tradenames.

Equity accounted investments of US$142.0 million primarily represents Rinker’s 25% interest in Cement Australia. It also includes:

•                                          a 50% interest in Metromix Pty Ltd (“Metromix”), which operates two quarries (Newcastle and Lithgow) and eight concrete plants in the region around Sydney;

•                                          a 40% interest in the Penrith Lakes Development Corporation Ltd joint venture (the “Penrith Lakes joint venture”). The Penrith Lakes joint venture owns the largest construction materials quarry in Australia, supplying approximately 60% of Sydney’s sand and gravel requirements. The quarry is expected to cease production in approximately 2011 after which the site will be rehabilitated and developed into an urban, commercial and recreational precinct; and

•                                          a 49% interest in the Granite Canyon Joint Venture, a quarry in Wyoming in the United States.

Other investments relate to the Rinker Materials Benefit Restoration and Voluntary Deferral Plan under which employees are able to defer salary and incentive awards and the deferred funds are invested in assets at the direction of the employees. These investments are accounted for at fair value and are generally paid to employees on their retirement. An equivalent and offsetting liability is included in non current payables. In the event of insolvency, these investments are available to creditors.

Rinker’s financial position includes provisions for:

•                                          uninsured losses and future claims of US$72.0 million. The provision for self-insured loss amounts for workers’ compensation, vehicle liability, general liability and group health expenses is based on actuarial calculations and includes amounts for claims incurred but not reported as well as increases in claims that have been reported;

•                                          restoration and environmental rehabilitation of US$56.7 million, which represents the fair value of the liability for restoration and environmental rehabilitation of Rinker’s quarry operations; and

•                                          a defined benefit superannuation liability of US$18.8 million which represents the estimated shortfall of the market value of the plan assets compared to the estimated present value of the accrued defined benefit obligation based on actuarial valuations carried out at 31 March 2006.

Receivables of US$78.7 million includes US$42.2 million of loans to and receivables from associates, primarily a US$33.7 million loan to Cement Australia.

Outside equity interests of US$10.8 million represents minority interests in a number of United States companies, Ave Maria Rinker Materials, LLC (49%), Oxi Golf, LLC (50%), Quality Ready Mix, Inc. (50%), a retailer of concrete and cinder block and Steel Construction Systems (45%), which manufactures metal studs, steel trusses, metal lath and light gauge framing.

Rinker’s financial position at 30 September 2006 does not include a provision for the interim dividend of 16.0 Australian cents per share (A$143.2 million or approximately US$110 million) which is payable on 11 December 2006.

3.5                               Cash Flow

Rinker’s cash flows for the three years ended 31 March 2006 and the 12 months ended 30 September 2006 are summarised below:

Rinker - Cash Flow (US$ millions)

				12 months
				ended 30
	Year ended 31 March			September
	2004	2005	2006	2006
	actual	actual	actual	actual
Operating EBITDA	722.4	943.9	1,269.7	1,389.0
Changes in working capital and other adjustments	50.2	(53.7)	(34.9)	(58.6)
Capital expenditure (net)	(199.1)	(267.9)	(320.3)	(401.3)
Operating cash flow	573.5	622.3	914.5	929.1
Tax paid	(117.7)	(231.1)	(360.8)	(467.8)
Net interest paid	(42.3)	(28.4)	(20.8)	(18.6)
Dividends paid	(87.0)	(106.7)	(195.2)	(540.9)
Capital return	—	—	—	(347.3)
Acquisitions (net of cash)	(36.0)	(33.2)	(160.8)	(159.0)
Disposals	4.3	104.8	53.7	50.9
Proceeds from share issues	0.6	0.7	—	—
Payments for share buyback	—	(21.9)	(337.2)	(251.2)
Payments for shares held in trust	—	(19.4)	(22.7)	(29.7)
Cash received from CSR Limited	192.6	—	—	—
Other	12.9	34.4	47.6	39.1
Net cash generated (used)	500.9	321.5	(81.7)	(795.4)
Net cash (borrowings) - opening	(1,102.2)	(601.3)	(279.8)	(274.7)
Net cash (borrowings) - closing	(601.3)	(279.8)	(361.5)	(1,070.1)

Source: Rinker, Grant Samuel analysis

The cash flow analysis shows the high cash generation of Rinker’s business operations. Operating cash flow has increased considerably year on year (by more than 25% per year on average from 2004 to 2006) despite a reasonably large investment in both operating and development capital expenditure(10). Growth in operating cash flow slowed in the 12 months ended 30 September 2006 reflecting a combination of declining growth in EBITDA and a larger investment in capital expenditure (which includes initial expenditure on a 1.1 million ton cement plant in Brooksville, Florida and a five million tonnes per annum (“mtpa”) greenfield quarry in Sydney).

The cash generated by Rinker’s business operations has been used primarily to repay borrowings (which is also reflected in the declining net interest expense), fund on-market share buybacks and, in the last 12 months, pay the 40 Australian cents per share special dividend and the 50 Australian cents per share capital return. Rinker has returned cash to shareholders in order achieve a more appropriate capital structure and in the absence of identifying any substantial value-adding acquisition opportunities. Over the last three and a half years, Rinker has made a number of acquisitions, but these have been limited to relatively small investments in bolt-on acquisitions.

(10)                            Operating capital expenditure represents capital expenditure required to maintain existing operating capabilities. It is also referred to as stay in business capital expenditure. Development capital expenditure represents capital expenditure to expand operating capabilities and extend market coverage.

3.6                               Capital Structure and Ownership

At 31 October 2006, Rinker had 895,059,958 ordinary shares on issue. The company’s issued capital includes 22,479,805 ordinary shares held through ADRs on issue in the United States (2.5% of total issued capital). Each ADR represents five ordinary shares(11).

Rinker’s issued capital of 895,059,958 shares includes 6,418,932 ordinary shares which have been purchased on market by Rinker and are held in trust under Rinker’s Performance Share Plan, a long term equity incentive plan for Rinker’s chief executive, senior executives and other executives making key contributions in the United States or Australia. Under the Performance Share Plan, the Rinker shares (or ADRs or both) that could potentially be awarded to executives are purchased by Rinker on market. These shares are held in trust over a three year period after which they vest, subject to meeting performance criteria. Shares currently held in trust do not vest until 31 March 2007, 31 March 2008 and 31 March 2009.

On 17 July 2006, Rinker announced that it intended to conduct an on-market share buyback of up to 45 million Rinker shares (representing 5% of its issued capital) over 12 months, commencing on 18 August 2006. As at 31 October 2006, Rinker had purchased 15,056,261 Rinker shares under the buyback programme for a consideration of US$155 million (A$205.2 million). The share buyback has been paused following the announcement of the CEMEX Offer. The current on-market share buyback follows similar on-market buybacks over 12 month periods from May 2004 and May 2005.

At 31 October 2006, there were 113,561 registered shareholders in Rinker. The top 10 registered shareholders accounted for almost 60% of the ordinary shares on issue:

Rinker - Top 10 Shareholders as at 31 October 2006

	Number of
	Shares	Percentage
Westpac Custodial Nominees Limited	156,979,385	17.5%
JP Morgan Nominees Australia Limited	103,071,219	11.5%
National Nominees Limited	83,392,646	9.3%
RBC Dexia Investor Services Australia Nominees Pty Limited (Pipooled A/c)	49,777,263	5.6%
ANZ Nominees Limited	31,760,413	3.5%
Citicorp Nominees Limited	29,586,407	3.3%
HSBC Custody Nominees (Australia) Limited	25,697,340	2.9%
Cogent Nominees Pty Limited	19,851,926	2.2%
Queensland Investment Corporation	7,841,961	0.9%
AMP Life Limited	7,259,487	0.8%
Total top 10 shareholders	515,218,047	57.6%
Other shareholders	379,841,911	42.4%
Total issued shares	895,059,958	100.0%

Source: Rinker

The top 10 registered shareholders in Rinker are principally institutional nominee companies (i.e. the beneficial owners of the Rinker shares are not officially registered). Rinker has received substantial shareholder notices from two shareholders, Perpetual Limited (“Perpetual”), which has a relevant interest in 10.5% of Rinker’s issued shares and Capital Group Companies, Inc. (“Capital Group”), which has a relevant interest in 6.0% of Rinker’s issued shares. Both Perpetual and Capital Group hold Rinker shares in their capacity as investment managers.

Rinker has estimated that the beneficial owners of its shares are predominantly Australian based investors, who hold approximately 65% of the issued shares. Shareholders resident in the United States hold approximately 20% of Rinker’s issued shares with the remaining 15% held by residents of other countries.

(11)                            Prior to 27 April 2005, each Rinker ADR represented 10 ordinary shares.

3.7                               Share Price History

A summary of the price and trading history of Rinker shares since 31 March 2003 is set out below:

Rinker - Share Price History

				Average	Average
	Share Price (A$ )(12)			Weekly Volume	Weekly
	High	Low	Close	(000’s)	Transactions
Year ended 31 December
2003 (from 31 March 2003)	6.09	4.00	6.05	18,969	1,647
2004	10.25	5.58	10.15	17,691	2,123
Quarter ended
31 March 2005	11.42	9.75	10.30	12,181	2,890
30 June 2005	13.65	10.11	13.50	15,685	3,537
30 September 2005	16.28	12.82	16.08	18,003	4,693
31 December 2005	16.39	13.58	15.95	16,419	4,805
31 March 2006	19.50	15.10	19.35	15,284	5,577
30 June 2006	21.72	15.20	15.89	22,139	8,582
Period ended
31 July 2006	16.44	12.95	13.17	40,996	13,010
31 August 2006	14.03	12.52	13.80	31,518	9,953
30 September 2006	14.29	12.11	13.90	29,238	10,390
31 October 2006	18.90	13.26	18.55	33,764	10,265
17 November 2006	18.84	18.48	18.75	28,549	7,252

Source: IRESS

The following graph illustrates the movement in Rinker’s share price(12) and trading volumes since it listed on the ASX on 31 March 2003:

Rinker - ASX Share Price(12) and Trading Volume
(April 2003 - November 2006)

Source: IRESS

(12)                            Share prices prior to 18 July 2006 (the date that Rinker shares traded ex-capital return) have been adjusted for the impact of the 50 Australian cents per share capital return in August 2006 but not for the special dividend.

After opening on the ASX at A$4.85 on 31 March 2003, Rinker’s share price has increased considerably, reaching a high of A$22.22 (equivalent to A$21.72 after adjusting for the impact of the 50 Australian cents per share capital return in August 2006) on 26 April 2006. The consistent strengthening of the share price reflected Rinker’s strong financial performance supported by buoyant economic conditions in Rinker’s key United States markets and in Australia. The share price began to fall from May 2006 as a result of reports of a softening of housing activity in the United States (particularly in Rinker’s key states of Florida and Arizona) and a downward re-rating of Rinker’s peers and United States homebuilders in the United States. The decline in the housing market was confirmed in Rinker’s quarterly trade update in July 2006. The Rinker share price reached a low of A$12.11 on 12 September 2006. Since mid September, the Rinker share price started to recover, perhaps reflecting an over reaction to the decline in the United States housing market. Rinker shares closed at A$13.87 on 26 October 2006, the last trading day prior to the announcement of the CEMEX Offer. In the period subsequent to the CEMEX Offer, Rinker shares have traded in the range A$18.27-18.90, well above the value of the CEMEX Offer.

The performance of Rinker relative to the performance of some of its main competitors in the United States over the last 12 months is illustrated in the following chart:

Rinker vs CEMEX vs Florida Rock vs Vulcan
Materials vs Martin Marietta

(November 2005 - November 2006)

Source: Bloomberg

This chart shows that the Rinker share price largely tracked the share prices of CEMEX, Vulcan Materials Company (“Vulcan Materials”) and Martin Marietta Materials, Inc. (“Martin Marietta”) up until mid June 2006, when the impact of the downturn in the United States housing market resulted in a fall in Rinker’s share price relative to CEMEX, Vulcan Materials and Martin Marietta. The share price movements appear rational (in a directional sense). Florida and Arizona, which had been two of the fastest growing states, were among the hardest hit by the downturn. The relative under performance of Florida Rock Industries, Inc. (“Florida Rock”) may reflect its greater exposure to the Southeastern and Mid-Atlantic states of the United States where it generates over 90% of revenue compared to Rinker’s 44% exposure to Florida. In contrast, CEMEX has significantly greater geographical diversification than Rinker, with approximately 25% of its revenue being generated in the United States. Similarly, Vulcan Materials and Martin Marietta have a broader geographical mix and also have relatively smaller exposure to downstream activities and to the residential market.

The following graph illustrates the performance of Rinker shares since April 2003 relative to the S&P 500 Construction Materials Index and the S&P/ASX 200 Materials Index:

Rinker vs S&P 500 Construction Materials Index
and S&P/ASX 200 Materials Index

(April 2003 - November 2006)

Source: IRESS, Bloomberg

Until the substantial fall in Rinker’s share price in mid June 2006, Rinker shares had outperformed both the S&P 500 Construction Materials Index and the S&P/ASX 200 Materials Index for most of the period since listing on 31 March 2003 and particularly during 2005 and early 2006. The outperformance against the S&P/ASX 200 Materials Index has almost certainly reflected Rinker’s significant exposure to the buoyant United States residential markets (much greater than ASX listed peers such as Boral Limited (“Boral”) or Adelaide Brighton Limited (“Adelaide Brighton”)). The performance against the S&P 500 Construction Index reflects Rinker’s greater than average exposure to growth markets such as Florida.

The US$ equivalent of the Rinker share price has outperformed the A$ Rinker share price due to the strengthening of the A$ relative to the US$ during 2003 and 2004. In April 2003, the exchange rate was A$1 = US$0.60 compared to A$1 = US$0.74 in December 2003 and A$1 = US$0.78 in December 2004. The median exchange rate from March 2003 to November 2006 was A$1 = US$0.75

4                                         Heavy Construction Materials Industry

The heavy construction materials industry consists of three major sectors, aggregates, cement and concrete:

•                                          aggregates (gravel, crushed stone and other quarry products) are used for roads, civil construction, building projects and as a raw material in the production of concrete, concrete block, cement and asphalt. Aggregates are mined from open cast, underground and underwater mines, with the extracted product then crushed into a range of desired grades and sizes. Different grades and sizes of aggregates have different applications;

•                                          cement is a binding agent created by burning limestone and other additives (gypsum, silica) in a kiln and grinding the output to a fine powder. It is generally combined with aggregates, sand, water and other additives to produce concrete or other similar products (building mortar, etc). Almost 90% of cement is used to produce pre-mixed concrete or concrete products (blocks, pipes, etc.); and

•                                          concrete products include poured or pre-mixed concrete, blocks, pavers, pipes and pre-stressed slabs. Concrete block is manufactured in factories by a continuous process of moulding and curing concrete into required dimensions. Concrete block is primarily used in the residential market. Concrete pipe is manufactured using a range of processes, the most common of which involve the injection of concrete into a mould. Concrete pipe is primarily used for carriage of water including waste and stormwater and is utilised extensively in the construction of roads and highways as well as residential estate developments. Other major concrete products include culverts and boxes and other moulded products as well as pre-stressed concrete products such as bridges, columns and tilt up walls.

Demand for heavy construction materials is cyclical and generally moves in line with economic activity (albeit with significant local variation). A number of general factors affect the level of building and construction activity, including economic growth, investment expenditure, consumer and business confidence, labour market conditions, demographic factors, interest rates, government expenditure on infrastructure and taxation incentives.

The building and construction industry consists of three sectors:

•                                          the residential building sector, which includes construction of all residential dwellings including detached houses, multiple family dwellings, medium and high density housing (such as apartment buildings), conversions of commercial premises to residential premises and alterations and additions to existing dwellings.

Housing affordability, labour market conditions, demographic factors (such as population growth) and the supply of existing housing affect the level of activity in the residential building sector. The level of activity in the residential building sector tends to be highly cyclical;

•                                          the non residential building sector, which comprises commercial, industrial, social and institutional building construction. The commercial and industrial sector includes offices, retail shops, hotels, other business premises and factories, while the social and institutional sector includes buildings for educational, health, religious and recreational purposes.

Non residential building activity is dependent on a large variety of different factors, as the sector encompasses construction of buildings with disparate purposes. Social and institutional construction is principally determined by public spending at the national, state and local government levels. Commercial and industrial construction is dependent on general economic conditions such as economic growth and investment and specific factors such as vacancy rates and employment growth. The non residential building sector also exhibits cyclical characteristics. These cycles tend to be longer in duration than the residential sector (up to 10 years) although in the short term the level of activity in this sector can be relatively volatile as a result of the larger size of non residential buildings; and

•                                          the civil construction sector, which includes public infrastructure construction and urban development such as highways, tunnels and bridges, railways and dams, water reticulation, sewerage and drainage. Activity is largely dependent on funding levels for infrastructure projects from all three tiers of government (and their respective fiscal positions) and general economic conditions, particularly those that affect economic growth and investment spending.

Civil construction activity also experiences cycles. Civil construction cycles can be longer than residential cycles and the activity level is heavily influenced by individual projects in the short term.

Aggregate and cement are the most intensely used (in terms of the proportion of project value) in civil construction (roads etc.) followed by non residential construction and then residential. Demand for heavy building materials by the building sector (both residential and non residential) is also largely front ended in that it is mostly utilised at the beginning of a project. For example, Rinker estimates that in the United States concrete deliveries generally occur within 45-60 days of housing permits being issued (assuming construction starts). Accordingly, the effects of changes in market conditions (both up and down) are reflected very quickly in operating performance for this sector of the market.

In general, the distinguishing features of the aggregate, cement and pre-mixed concrete market segments are:

Heavy Construction Materials - Market Segments

Aggregates	Cement	Pre-mixed concrete

Market
High barriers to entry	High barriers to entry	Low barriers to entry
Regionalised market structure	Global markets	Local or regionalised market structure
Low market concentration	Concentrated market structure	Low market concentration
Increasing scarce resource	Downstream integration	Competitive pricing
Stable earnings	Moderate earnings volatility	Earnings volatility

Product
Bulk commodity - low price to weight ratio	Bulk commodity - medium price to weight ratio	Bulk commodity - low price to weight ratio
Low technology	Medium technology	Low technology
Medium margin	High margin	Low margin
High transport costs	Medium transport costs	High transport costs
Medium capital intensive	High capital intensive	Low capital intensive

As a result of the low value to weight ratio, transport costs are a significant issue, particularly for aggregate and concrete. Transportation costs have largely prevented large scale manufacturing plants being established to supply multiple markets. Transport costs are so high relative to product cost that in many instances transportation can double or treble the cost to the customer. Aggregates are primarily transported by truck with materials typically transported no more than 50 kilometres. The market therefore operates primarily on a local or regional basis, with major operators dominating specific regional segments. Shipping or delivery by barge or train is a cheaper option for bulk movements where that option exists but economically viable reach is still limited. As an example, Rinker Materials successfully uses the Florida East Coast (“FEC”) rail line to distribute aggregates from its FEC quarry facility in Miami to depots further up in the state. Similar distribution issues apply to both cement and concrete. Despite its better value to weight ratio most cement production is consumed locally. By its very nature as a product that hardens and is extremely heavy, it is not economic or feasible to transport concrete over anything but short distances. Most operators will have a network of plants to service a major metropolitan area or region. In light of this market dynamic, regional market share is considered more important to participants than national market share.

In addition, market conditions in each location can vary widely depending on specific factors affecting that geographic area including:

•                                          local economic conditions (e.g. unemployment, income levels, composition and growth profile of local business operations);

•                                          population growth and demographics;

•                                          inherent attractions of the area (e.g. climate, coastal location);

•                                          government spending on social infrastructure; and

•                                          planning and other regulatory constraints.

Accordingly, while there are a number of very large scale heavy construction materials companies, many with multi-country operations, it can be argued that such businesses are essentially portfolios of local businesses rather than a single integrated national or international business (although at the same time, there are benefits from such a portfolio including diversification of risk, economies of scale in purchasing, head office efficiencies, resource utilisation if the operations are contiguous and the ability to secure and manage larger contracts).

Aggregates is widely considered to be the most attractive sector of the heavy construction materials industry. However, aggregates (and also sand in some markets) is an increasingly scarce resource, particularly around larger metropolitan areas in developed economies, reflecting both exhaustion of older quarries and the encroachment of land development as major cities continue to expand. Overlaying this is the increasing level of difficulty in obtaining planning permission for new quarries and tightening environmental regulation (dust, traffic, noise). Accordingly, control of permitted reserves of aggregates is considered a very strategic asset with considerable barriers to entry. It is the sector of the industry with the best pricing environment.

As aggregates are relatively low cost/high volume commodity products, overall competitiveness for a supplier is therefore strongly influenced by the cost efficiency of the plant and the ability to economically and physically supply the aggregates to the market. Accordingly, plant efficiency, location, transport access and distribution logistics are critical issues in determining competitiveness.

In contrast, downstream activities such as pre-mixed concrete or concrete block are often seen as the least attractive, particularly as a stand alone business. The barriers to entry are relatively low and accordingly, most larger markets have a reasonably significant presence of “independent” operators as well as integrated producers using their own aggregates or cement or both (though the level varies from market to market). Independents often acquire their inputs (aggregate and cement) from their integrated competitors. They tend to be fairly small locally owned businesses (although there are some that operate across multiple markets). Historically, this has resulted in periodic pressure on selling prices and margins when operators seek market share. Margins can also be squeezed because concrete operations are exposed to changes in input prices (aggregate and cement). However, the presence of independents is generally reducing over time as the industry continues to consolidate with the major participants generally adopting an integrated approach (i.e. ensuring concrete operations are underpinned by supplies of their own aggregate and, in many cases, cement).

As a result of its better value to weight ratio cement is extensively traded (in the form of clinker) internationally as well as domestically. In most major metropolitan markets, local production of cement is typically supplemented by imports. Imported cement is required to meet regional and national demand, but it is also useful in ensuring local plants can run continually at near optimum efficiency, effectively being a “top up” or “swing factor” to match demand patterns. The production of cement is a highly capital intensive business, consuming significant energy and raw materials. The cement produced is delivered to concrete plants or other concrete product manufacturing facilities, normally within a radius of 150 kilometres, by bulk cement tankers or in bagged form. While cement can be physically and economically transported over long distances, as a general observation it also tends to be a highly regional industry with the main operators often having leadership or co-leadership positions in a particular geographic market. China is the world’s largest exporter of cement. However, there is some evidence of China’s internal demand now putting pressure on its ability to export which could tighten prices depending on the extent to which companies expand, or develop new production in their own markets.

5                                         Profile of Rinker Materials

5.1                               United States Heavy Construction Materials Industry

The United States construction and building market had an estimated value of US$595 billion in 2005 (representing about 5.3% of total United States gross domestic product). The heavy construction materials industry is a major component of the overall construction and building market. Both the total industry and the heavy construction materials sector are considered to be cyclical but exhibiting generally an upward trend. The total value of new construction contracts is estimated to have grown at an average rate of 8.3% per annum between 1995 and 2005.

The key characteristics of the industry in the United States are:

•                                          a fragmented industry despite significant levels of consolidation over the past decade. There are no completely national operations and large numbers of smaller privately owned businesses;

•                                          a heavily regionalised industry because of the high transport costs (relative to product weight and value). Moreover, individual regions face very different demand profiles because of variations in factors such as population growth; and

•                                          increasing vertical integration between aggregates and cement producers and downstream activities such as concrete, concrete block and concrete pipes.

The key segments of the heavy construction materials industry in the United States are discussed in more detail below.

•                                          Aggregates

Aggregate production in the United States in 2005 totalled 2.9 billion tons, an increase of 1.8% on the preceding year. Crushed stone accounted for 1.6 billion tons of production with the remainder being sand and gravel. The five largest aggregate producing states in the second quarter of 2006 were Texas, California, Pennsylvania, Ohio and Illinois(13).

It is estimated that the top 10 participants in the aggregates industry in the United States account for approximately 40% of total aggregate output of the whole country(14). Relative to other developed markets such as the United Kingdom, France or Australia, this proportion is very low illustrating the fragmented nature of the United States industry. The relatively low market concentration on a national basis is highlighted in the following chart:

(13)                            Source: USGS Mineral Industry Survey

(14)                            Source: Citigroup estimates

United States - Share of Aggregates Market

Source: Broker reports, based on company reports

Five of the top 10 companies shown in the chart above are based outside the United States. This strong foreign representation was primarily established in the 1980s and 1990s when a number of European producers entered the market, mainly through acquisition.

Although the market is highly fragmented from an operational perspective, there is evidence of a longer term trend towards industry consolidation from an ownership perspective. The market share of the top five producers in 1983 was approximately 15% compared with approximately 28% in 1999 and 30% in 2005. The extent to which this trend will continue will depend on the ability of major operators to acquire market share in strategically advantageous locations. Consolidation is likely to occur among regional competitors resulting in increased localised market share and the elimination of duplicate functions between operators covering the same geographical markets.

•                                          Cement

The market for cement in the United States in 2005 totalled 121.3 million tons, of which approximately 77% was manufactured locally and 23% was imported.

The cement production market is more concentrated than the aggregates market, but still widely distributed. The largest single operator produces just over 13% and the top five account for around 53% of the total market for cement in the United States:

United States - Share of Cement Market

Source: North America Cement Industry Yearbook 2006

Foreign companies have also dramatically increased their ownership of the United States cement industry, currently 81% compared to 22% in 1980.

Approximately 75% of cement shipments are sent to pre-mixed concrete plants with 13% to concrete product manufacturers (blocks, pipes etc.) and the balance to contractors and dealers.

Imports provide the balance and tend to be the “swing factor”, absorbing the cyclical shifts in consumer demand. Importing is often controlled by local producers but there are also independent importers. Over half of the United States imports are sourced from China, Canada, Thailand and Greece.

Cement consumption in the United States has been steadily growing (albeit with some cyclicality) for the last thirty years, at an average rate of 2.3% per annum over the 1975-2005 period but with higher growth in the last decade (3.9% per annum). Over time there has been an increase in consumption per head (cement intensity) and this is expected to continue with the increased use of concrete as a building material as a result of factors such as the price of alternative materials and tightening building code requirements.

However, there are substantial regional variations with states enjoying the highest population growth rates showing cement consumption growth rates well above the national average (e.g. consumption in Florida and Arizona grew by 6.9% and 7.5% per annum respectively between 1995 and 2005) and higher levels of consumption per head.

•                                          Concrete

The concrete market has a similar overall structure to the aggregates market in the United States, with four or five competitors dominating the market in any one state or region. Participants are usually a mixture of integrated producers and independents, although the mix varies significantly from market to market. There are a vast number of individual concrete manufacturers scattered across the United States and no truly national operators.

The chart below illustrates the historical change in the selling prices received by United States producers of aggregates, cement, concrete and concrete pipe:

United States - Long Term Aggregate, Cement, Concrete
and Concrete Pipe Prices

(January 1995 - September 2006)

Source: Department of Labour Statistics, Producer Price Index

All of the products have exhibited price growth in excess of inflation over the past two years:

•                                          the average price of aggregates has increased by approximately 18% over the past two years, attributable to a variety of factors including market recognition of the scarcity of the commodity, ongoing escalation of the cost of replacement facilities (as a result of increased land costs and environmental restrictions), an increase in key production and delivery costs per unit and the benefits of strong demand. More recently, the industry has generally adopted a more assertive pricing mentality;

•                                          the average price of cement has appreciated approximately 24% over the past two years as a result of sustained global demand (particularly in China), shipping capacity constraints, limited new cement production capacity coming on stream and the progressively increasing cost of raw materials and energy; and

•                                          average concrete prices have increased by approximately 23% over the past two years. While part of this is due to increases in the cost of aggregates and cement (as above), along with a progressive increase in the cost of production and delivery, price increases have exceeded cost increases.

While price increases of this magnitude are high, they have been facilitated by underlying demand across the residential, non residential and civil construction markets. The price of these products appears relatively inelastic to changes in demand although that will be tested as the residential downturn in the United States continues to take hold and reduces volumes in certain products.

5.2                               Rinker Materials Operations

5.2.1                     Operational Overview

Rinker Materials is a leading producer of heavy construction materials in the United States. Its primary products are aggregates, cement, concrete, concrete block and concrete pipes and its primary markets are Florida and Arizona:

Source: Rinker

At 31 March 2006, Rinker Materials operated through 394 sites:

Rinker Materials – Business Operations by Region as at 31 March 2006

Product
Region	Aggregate	Cement	Concrete, Block, Asphalt
Florida	14 sites	2 manufacturing plants 2 import terminals	92 pre-mixed concrete plants 26 block plants
South Central	20 sites	—	8 pre-mixed concrete plant
Arizona	28 sites	—	48 pre-mixed concrete plants 14 asphalt plants 12 pre-mixed concrete plants
Nevada	5 sites	—	2 block plants
Other West Coast	22 sites	—	12 pre-mixed concrete plants 1 block plant 7 asphalt plants
Total	89 sites	2 manufacturing plants 2 import terminals	172 concrete plants 29 block plants 21 asphalt plants

Source: Rinker

The South Central operations are in Georgia (quarries only), Kentucky (quarries only), Tennessee and Virginia. Other West Coast operations are in Washington State, Oregon, Northern California, New Mexico and Wyoming. All of these operations are relatively small.

In addition, Rinker Materials owned 49 concrete pipe and product plants in 22 states across the United States and 30 gypsum supply outlets which are located principally in Florida.

Rinker’s strategy is to hold strong market positions in its key markets and manage its businesses through integrated markets where the company’s concrete, block and asphalt operations source most of their aggregate internally. In Florida, these businesses also source most of their cement internally. This vertical integration strategy allows individual Rinker operations to take a price leadership role to improve trading revenue and earnings and create operational efficiencies across the integrated system.

A profile of Rinker Materials’ core operating segments is set out below:

•                                          Aggregates

Rinker Materials currently operates 89 quarries, sand and other aggregate plant operations across 14 states of the United States. Many of the quarries are owned outright or leased subject to varying expiry dates and renewal options. Limestone, hard rock, sand, gravel and other materials such as gypsum are extracted from the quarries then crushed and graded ready for use. In the year ended 31 March 2006 Rinker Materials supplied approximately 101 million tons of aggregate, ranking fifth by volume in the United States market.

The majority of Rinker Materials’ quarries are located in Arizona (28), Florida (14), Washington State (12) and Tennessee (10). At 31 March 2006, Rinker Materials had estimated quarry reserves of 2,720 million tons with an average reserve life of 30 years based on current usage levels:

Rinker Materials – Reserves as at 31 March 2006
	Reserves	Average Life
	(million tons)	(years)
By product
Limestone	1,605	38
Hard Rock	475	32
Sand and gravel	617	19
Other (volcanic cinder, gypsum)	23	80
Total reserves	2,720	30
By region
Florida	793	20
South Central	1,166	66
West	761	23
Total reserves	2,720	30

Source: Rinker

Rinker Materials has a continuing programme to identify, acquire or lease replacement reserves. In this context, Rinker Materials is moving ahead with plans to develop alternative sources of aggregates from offshore locations in nearby countries with a number of sites under active consideration.

Construction grade aggregate is only available in certain areas of Florida resulting in the need to transport product longer distances. Rinker Materials’ main aggregates quarry, FEC, is located adjacent to the Florida East Coast Railway. The FEC quarry is one of the largest aggregates quarries in the United States producing 12 million tons of aggregate each year. The FEC quarry has a remaining reserve life of approximately 20 years. Rinker Materials is able to transport aggregates along the railway to other hubs throughout the east coast of Florida. This is a competitive advantage for Rinker Materials, ensuring its position as the leading aggregates supplier in the state with a market share of 31-40%. Rinker Materials is also the market leader in Arizona where it operates 28 plants, with an estimated market share of approximately 30%.

Rinker Materials’ aggregate operations are usually integrated with its downstream concrete and asphalt operations, with over one third of aggregate production supplied for use in Rinker Materials’ manufacture of concrete, concrete block, asphalt and other products. For the year ended 31 March 2006, Rinker Materials’ estimated end markets for aggregates (as measured by revenue) were approximately 40% residential, 30% non residential and 30% civil (residential is higher in Florida at approximately 50%). This will change as the residential market downturn continues and the other two sectors continue to grow.

Rinker Materials’ major aggregates competitors are Florida Rock, Tarmac Limited (“Tarmac”) (Titan Cement Company), Vulcan Materials, Martin Marietta and Hanson plc (“Hanson”), as well as smaller competitors who compete in certain regions.

•                                          Cement

Rinker Materials’ cement operations are all located in Florida, where it supplies grey and white cement and speciality products. Rinker estimates the total Florida cement market to be 13.5 million tons per year. Rinker is the leading supplier by volume in the State with sales of approximately 4.6 million tons and a market share of 31-40%, providing its own concrete business and third party customers such as producers of pre-mixed, masonry and pre-cast concrete and building supply companies. In the year ended 31 March 2006, Rinker Materials produced approximately 2.1 million tons of cement. Demand in excess of the production capacity of Rinker Materials’ own cement facilities (approximately 2.5 million tons) is met by importing cement and by purchasing from other domestic producers. In the year ended 31 March 2006, Rinker Materials imported a similar amount of cement to that produced at its own plants. Imported cement is primarily sourced from Europe and the Far East through import terminals at Port Everglades and Port Canaveral located in South-Eastern and Central Florida respectively.

Rinker Materials has two cement production facilities. The Miami facility was upgraded and commissioned in 2000 at a total cost of US$150 million and has a current annual capacity 1.3 million tons. The Brooksville facility was acquired in 2000 (as part of the Florida Crushed Stone acquisition). It has a current annual capacity of 0.8 million tons and is undergoing a major expansion scheduled for completion in 2008. The expansion will increase production by over 1.1 million tons per annum. When the Brooksville expansion comes on stream Rinker Materials will be able to reduce its reliance on imported cement by an equivalent volume and will expand margins by eliminating higher cost imports.

Both facilities are located next to Rinker Materials quarries giving easy access to the limestone raw material. The limestone reserves at each quarry are estimated to last longer than the anticipated life of the facilities.

Rinker Materials supplies cement to its concrete businesses as well as to external pre-mixed, masonry and pre-cast concrete producers and building supply companies through its own fleet of approximately 215 trucks. For the year ended 31 March 2006, about 55% of Rinker Materials’ cement production was sold internally.

For the year ended 31 March 2006, Rinker Materials’ estimated end markets for cement by trading revenue were approximately 65% residential, 30% commercial and 5% civil construction. Based on current markets, the residential share would now be more in the order of 55-60%.

Rinker Materials’ major competitors in cement are CEMEX, Lehigh (HeidelbergCement AG), Titan Cement Company, Florida Rock and several others. A number of competitors are also planning additional cement production capacity in Florida. However, while this collective increase will be substantial, the total capacitywill still be less than the total market. Imports are expected to fall sharply as production comes on stream (although there could be some temporary market dislocation as market positions adjust).

•                                          Pre-mixed Concrete, Concrete Block and Asphalt

Rinker Materials provides a full spectrum of concrete products ranging from concrete blocks to flowable fill concrete. The company operates 48 concrete plants in Arizona and 92 in Florida, where they are integrated with its cement and aggregate operations. In March 2006, Rinker Materials acquired Keys Concrete which had operations based around the Tampa region of Florida. A further three plants are being constructed in Florida and are scheduled to open in the current financial year. Rinker Materials is market leader, by volume supplied, in Florida (26-31% market share) and Arizona and is the second largest supplier in Nevada. It produced approximately 17.8 million cubic yards of concrete in the year ended 31 March 2006. Deliveries are undertakenby Rinker Materials’ own fleet of approximately 2,900 vehicles.

Approximately 200 million units of concrete block were produced by Rinker Materials’ 29 block plants in the year ended 31 March 2006. The end market for concrete blocks is primarily residential housing where it is the most common construction method used in the United States housing market. Rinker is the market leader in the Florida block market.

Rinker Materials also manufactures and sells hot-mix asphalt products primarily to road contractors and state and local authorities for use in the construction of highways and car parks etc. The products are made by mixing batches of aggregate and asphalt oil to a customer’s specification. In most instances, production facilities are principally located on site at Rinker Materials’ quarries. Production totalled 4.4 million tons in the year ended 31 March 2006 and is concentrated in Arizona.

The company estimates that the end markets for its concrete products are approximately 65% residential, 25% commercial and 10% civil construction (by trading volume). Concrete blocks have a higher exposure to residential construction (approximately 80%).

Rinker Materials’ main competitors in concrete are a combination of large publicly listed companies and a number of small privately held regional or local companies but vary from location to location. In asphalt competitors vary between regional markets, including large public companies such as Vulcan Materials and Granite Construction, Inc., but often include smaller local operations.

•                                          Concrete Pipes and Products

At 31 March 2006, Rinker Materials had 49 concrete pipe and product plants and was one of the largest producers by volume of reinforced concrete pipe and concrete products in the United States, with an estimated market share in excess of 20%. It is generally the largest or second largest participant in each of its markets. The company is in the process of constructing a new plant in Central Florida to replace three old plants and has also expanded by acquiring Carder Concrete Products (located in Colorado and Wyoming). The newly acquired plants are being consolidated with Rinker Materials’ existing operations.

The end market for concrete pipes is primarily the civil construction market, where pipes are used for irrigation, sewerage, storm water control and drainage. The primary customers of the business are general and utility contractors that provide services for federal, state and local governments and private developers.

For the year ended 31 March 2006, Rinker Materials’ estimated end markets by trading revenue were approximately 45% residential (primarily residential estate development), 20% non residential and 35% civil construction.

In most markets, Rinker Materials competes with other large companies including Hanson, CRH plc and the Cretex companies (with the prime competitor varying between states). Despite substantial consolidation in recent years, the industry remains fragmented and localised.

•                                          Other Businesses

During the 1990s, Rinker Materials acquired a portfolio of businesses distributing gypsum wallboard throughout Florida and Dierco Supply, a ceiling tile and insulation distributor. Supply outlets are located in Florida (28), South Carolina (1) and Alabama (1), with an export operation in Miami supplying product for delivery in the Caribbean and Central and South America.

The gypsum board business is purely a distribution channel. Rinker Materials buys gypsum from a range of manufacturers and distributes it to the market. Rinker Materials has been able to progressively add compatible products to this established distribution channel, including steel bracing, metal studs, corner beads, ceiling tiles, compounds and fasteners.

Rinker Materials’ principal competitor in gypsum supply is L & W Supply, a subsidiary of USG Corporation.

•                                          Real Estate Assets

Rinker Materials has identified in excess of 15 properties in the United States that are surplus to its requirements under its real estate sales and divestment programme. It is intended that these properties be divested over the next six years. Detailed plans have been prepared for each of these properties.

These divestments do not include potential larger projects. The primary opportunity relates to land around the Brooksville cement plant in Florida, where Rinker Materials has identified over 1,300 acres of developable land (out of a total of 9,100 acres, much of which may become available in the very long term). Other opportunities have been identified in Phoenix (81 acres) and Marana (110 acres) in Arizona and at Rinker Materials’ West Palm Beach headquarters in Florida.

5.2.2                     Other

Rinker Materials holds two federal quarrying permits, and is the beneficiary of a third, granted for the Lake Belt area in south Florida, which includes the FEC quarry, Rinker Materials’ largest quarry. A ruling was made on 22 March 2006 by a single judge of the United States District Court for the Southern District of Florida in relation to litigation brought by environmental groups concerning the manner in which 12 permits in the area were granted. The judge has returned the permits to the relevant government agencies for further review, which is expected to take 18 months. Rinker expects quarrying operations to be unaffected pending the outcome of court hearings scheduled to continue into December 2006 regarding the activities to be allowed during the period of further review. While it is not possible to determine the likely outcome of these proceedings, if the Lake Belt permits were set aside or quarrying operations under them were restricted, Rinker Materials (as well as other industry participants with quarries in the Lake Belt) would need to source aggregate from other locations in Florida or import aggregate.

5.3                               Rinker Materials Operating Performance

The historical operating performance of Rinker Materials for the four years ended 31 March 2006 and the twelve months ended 30 September 2006 is summarised below:

Rinker Materials – Operating Performance (US$ millions)

12 months
ended
Year ended 31 March	30 September
2003	2004	2005	2006	2006
pro forma	pro forma	actual	actual	actual
AIFRS(15)	AIFRS(15)	AIFRS	AIFRS	AIFRS
Sales revenue	2,381.0	2,866.0	3,318.8	4,029.3	4,322.0
Operating EBITDA	512.7	597.9	795.1	1,105.9	1,232.9
Depreciation and amortisation	(133.6)	(142.5)	(147.9)	(159.2)	(166.8)
Operating EBIT	379.1	455.4	647.2	946.7	1,066.1
Share of profits from equity accounted investments	(0.2)	1.1	1.3	1.8	2.2
Significant items	—	(10.5)	(8.9)	30.5	—
Reported EBIT	378.9	446.0	639.6	979.0	1,068.3
Capital expenditure	650.9	149.8	237.6	497.1	559.7
Statistics
Sales revenue growth	13.2%	20.4%	15.8%	21.4%	nc
Operating EBITDA growth	nc	16.6%	33.0%	39.1%	nc
Operating EBIT growth	nc	20.1%	42.1%	46.3%	nc
Operating EBITDA margin	21.5%	20.9%	24.0%	27.4%	28.5%
Operating EBIT margin	15.9%	15.9%	19.5%	23.5%	24.7%
Operating EBITDA/Capital expenditure	0.8	x	4.0	x	3.3	x	2.2	x	2.2	x

Source: Rinker, Grant Samuel analysis

Rinker Materials generates the majority of its revenue and EBITDA from concrete (including concrete blocks and asphalt) and aggregates:

Source: Rinker, Grant Samuel analysis

(15)         Sales and earnings of Rinker Materials prior to the year ended 31 March 2004 refer to the sales and earnings of Rinker Materials when it was a 100% owned subsidiary of CSR, as publicly disclosed in Rinker’s annual reports. Sales and earnings prior to the year ended 31 March 2005 have been adjusted on a pro forma basis for the purposes of comparability with AIFRS. The primary pro forma adjustment is the cessation of amortisation of goodwill.

(16)         Revenue includes inter-segment revenue.

Over the last four and a half years, Rinker Materials’ revenue has increased by an average of 18% per annum as a result of:

•                                          price growth across all products. Historical price growth has been well in excess of inflation, driven by market forces, a scarcity of aggregates in Florida and company initiatives to recover higher raw material, freight and fuel costs. Price growth was particularly strong in the years ended 31 March 2005 and 2006 underpinned by buoyant volumes. For example, aggregates prices have increased by approximately 50% since 2004;

•                                          volume increases across all products flowing from strong growth in the residential and non residential construction sectors in the company’s key markets of Florida, Arizona and Nevada. However, there were some restrictions on cement volumes in the year ended 31March 2006 because of import supply shortage;

•                                          acquisitions. Regional bolt-on acquisitions have provided volume growth throughout the period. In the year ended 31 March 2006, the company acquired:

•                                          FCCI Readymix and Brooksville Concrete (concrete operations in Florida);

•                                          Infinition Sand (a source of sand for the Nevada market);

•                                          Carder Concrete Products (a concrete pipe operation based in Colorado and Wyoming);

•                                          Charter Materials (a concrete plant with sand operations in Arizona); and

•                                          Keys Concrete (a concrete and block manufacturer in Florida); and

•                                          expansion of manufacturing capacity. Over the last two years, Rinker Materials has constructed 10 new concrete plants and six new block manufacturing lines in Florida. It has also expanded its fleet of delivery vehicles to meet growing demand. Investment has also been directed to expanding the company’s quarry production volumes to meet increasing demand from both internal and external sources.

Revenue growth slowed in the six months ended 30 September 2006 as a result of the residential downturn, particularly in Florida and Arizona, from the second quarter of 2006 (which flows through rapidly to Rinker Materials’ sales).

Profitability at both the operating EBITDA and operating EBIT level has also increased substantially. A contributing factor has been the bolt-on acquisitions over the period. Rinker Materials has estimated that acquisitions contributed approximately US$250 million of the US$595 million increase in operating EBITDA between the years ended 31 March 2003 and 2006.

Nevertheless, underlying earnings have also grown strongly and overall margins have expanded slightly. Accordingly, earnings growth has exceeded revenue growth. The growth in margin by product is shown in the following graph:

Source: Rinker, Grant Samuel analysis

While there have been substantial price increases across the board, input prices have also risen sharply (e.g. fuel, labour). Nevertheless, margins across all products except cement have improved. There has been a concerted push to improve margins in concrete (including concrete block) and concrete pipes and products which had been earning relatively weak returns on capital employed. Price increases well above the impact of cost increases (from aggregates and cement) have been able to be achieved (although this has occurred in a buoyant market). In addition:

•                                          the significant volume increases have created efficiencies in terms of fixed costs, reducing operating costs on a per unit basis; and

•                                          the company’s operational improvement plan has been successful in realising approximately US$50 million in savings per annum and holding increases in controllable costs below the rate of inflation.

Cost increases are still a feature of the business although there has been some easing of fuel prices and some relief from the pressure on labour costs. In addition, in some business units, the volume growth has created inefficiencies in production of the incremental volumes (as the focus was in meeting market demand) which can now be addressed as volumes ease.

5.4                               Market Conditions and Outlook

5.4.1                     Overview

Total construction spending in the United States has been growing steadily over the past several years but is now expected to decline slightly through 2007 and then recover:

Source: Portland Cement Association (“PCA”)

The primary contributor to the overall increase in the last five years has been the sharp rise in residential construction activity from the early 2000s to a peak towards the end of 2005 driven by economic growth, low interest rates and strong rises in house prices. The growth in construction spending was highest in those regions exhibiting the strongest population growth such as the “sunbelt” states. There are very marked differences in growth profiles between the various regions of the United States. In many ways, the United States is a series of regional economies (rather than one single, uniform economy) and it is necessary to examine issues pertaining to each region rather than relying on overall national averages.

In very broad terms, the strongest regions for economic growth are:

•                                          the South East (Florida, Georgia, etc.);

•                                          the South (Texas, Arizona, etc.);

•                                          the West Coast (California, Nevada); and

•                                          Mountain States (Colorado, Utah, etc.).

The weaker areas are the central, northern and north eastern states (excluding New York/New Jersey) where climate and the decline of traditional industries are hitting hardest. There is a very clear population shift towards the sunbelt states which offer a better climate and lifestyle. In turn, the population growth creates better economic opportunities. The states with the highest average annual immigration over the period from April 2000 to June 2005 is shown in the following chart:

Source: United States Census Bureau

Rising interest rates, signs of oversupply and other factors brought the residential boom to a halt in early to mid 2006 and activity is projected to fall significantly through 2006 and into 2007. Lead indicators such as housing starts or housing permits are showing substantial falls across the entire United States against previous corresponding periods with the largest falls affecting those states that previously enjoyed the strongest rise.

On the other hand, non residential construction across the United States has started to recover from its slump in the early 2000s following the bursting of the tech “bubble” and a weak stockmarket and business investment environment. Construction put-in-place is forecast to rise 12.1% in 2006 and 7.8% in 2007 (despite an outlook for moderate to slowing economic growth with United States GDP growth now widely expected to fall below 3% in 2007 and 2008). As with residential construction expenditure, the performance and short term outlook varies from region to region with those states that have the strongest population growth and lowest unemployment performing, and expected to continue to perform, best.

Civil construction has been more muted on a national basis but is expected to grow at round 4-5% over the next few years (again there are significant regional variations). Roading projects are a significant element of civil construction and these in turn depend on expenditure programmes by both state and federal government. State government programs are largely a function of individual state government finances. The federal government programme is established under legislation. The new SAFETEA-LU programme was enacted in August 2005 (and will apply from 2005 to 2009). It replaces the previous TEA-21 programme and involves a substantial uplift in total spending. However, volume demand from this sector is likely to be impacted by the substantial rise in product prices.

In 2007, the residential fall is expected to outweigh growth in the other two sectors but the total market resumes positive growth thereafter.

Overall, Rinker expects that its key markets (Florida, Arizona and Nevada), which are generally regarded as the fastest growing regions in the United States, will show:

•                                          a significant decline in residential activity through the rest of 2006 and 2007 but with some recovery beginning to emerge by late 2007 as excess stock is absorbed by population growth; and

•                                          solid growth in non residential and civil construction offsetting to some extent the residential downturn. These expectations are underpinned by identifiable large projects in each state and by forward spending statements by state governments.

The outlook for each of the major states in which Rinker Materials operates is discussed in more detail below.

5.4.2                     Florida

Population and economy

Florida’s many attributes, including its attractive climate and coastal location, have attracted a large and growing population. The population of Florida at 1 July 2005 was estimated at 17.5 million, representing almost 6% of the United States total population. Annual average population growth over the period 2000–2005 was approximately 350,000 per annum, the majority of which was the result of domestic migration. The United StatesCensus Bureau forecasts continued strong growth over the long term with average growth from 2005 to 2030 of 2.0% per annum (equivalent to approximately 350,000 people in the initial years) compared to a national average of less than 1%. Florida is a leading destination for retirees which, coupled with the state’s own baby boom generation reaching retirement, will result in the senior population growing as a proportion of the total.

The economy in Florida is strong. The region’s unemployment rate in October 2006 of 3.3% was below the national average of 4.7%. The services and construction industries lead job growth in the region. Tourism is one of Florida’s key industries with visitor numbers increasing by 4.8% during 2005. Hotel occupancy rates are at historical highs and construction in the hospitality trade is expected to increase. The state’s economy is also expected to benefit from the growing diversification into industries other than tourism, such as healthcare (driven by the aging population of the state).

Residential

Over the 2000 to 2005 period housing starts increased by 75% compared to a national increase of 33%, with growth in both single and multifamily housing starts also exceeding the national averages. This growth in housing starts resulted from several distinct sources:

•                                          population growth;

•                                          speculative investment in anticipation of continued demand; and

•                                          increasing demand for second homes from residents in other parts of the United States and offshore.

As can be seen from the chart below, growth accelerated through 2005 and 2006, arguably beyond the inherent level of demand. The residential boom then came to a halt in early to mid 2006 as rising interest rates and other factors such as the emerging oversupply hit confidence levels:

Source: United States Census Bureau, NAHB

The monthly changes in housing permits also show the severity of the downturn:

Florida – Housing Permits Issued

		Year on Year
Period	Permits	Change	Monthly Change
January 2006	21,067	2.7%	4.4%
February 2006	22,281	10.4%	5.8%
March 2006	25,024	-0.6%	12.3%
April 2006	19,498	-23.2%	-22.1%
May 2006	19,734	-12.4%	1.2%
June 2006	18,305	-31.1%	-7.2%
July 2006	16,206	-31.1%	-11.5%
August 2006	16,485	-38.6%	1.7%
September 2006	12,359	-52.8%	-25.0%

Source: United States Census Bureau

In the long run, there is little doubt that the population growth will support a strong and increasing level of housing construction in Florida. However, the expected conditions over the short to medium term are difficult to forecast. The potential impacts on general economic growth in Florida and the broader consequences for housing activity are also difficult to assess. Independent forecasts show a wide variety of expectations as to:

•                                          the extent of the current oversupply;

•                                          the “natural” level of housing starts given the population growth and demand for second homes; and

•                                          how long it will take for the oversupply to be absorbed and for confidence to return.

Forecasters such as Dodge and PCA broadly predict declines in annual permits over each of the next three years (approximately 12% in 2006, 8% in 2007 and 4-6% in 2008) with recovery commencing in 2009.

However, the actual decline in 2006 appears to be happening at much higher levels than reflected in these forecasts. Other things being equal, the sharper the decline the more quickly oversupply is absorbed. The question therefore turns on estimates of the “normal” level of starts based on underlying demand.

Rinker Materials’ internal analysis suggests that the normal level of housing starts should be at least 230,000 per annum. This is not inconsistent with:

•                                          the trend line based on longer term housing permit data. In this context housing starts in 2003, which is arguably before the real boom took off, were approximately 215,000; and

•                                          fundamental analysis based on population increases, household formation patterns and estimated demand for second homes.

Based on data since 1 July 2006, annualised starts are currently running at around 180,000 and accordingly there is a notional absorption of approximately 50,000 per annum (from mid 2006) and an oversupply of around 75,000-90,000 homes. On this basis, some recovery commencing late calendar 2007 is not unreasonable. Even if somewhat lower levels of normalised demand are assumed there is still a case for a turnaround within 2-3 years.

Rinker Materials’ own planning is based on:

•                                          a decline of 34% in the year ending 31 March 2007;

•                                          no improvement in the year ending 31 March 2008 (but with quarterly improvements in the latter part of the year);

•                                          a bounce back of 13% in the year ending 31 March 2009; and

•                                          growth of 2% thereafter (in line with population growth).

On these assumptions, annual housing starts in 2012 are still some 20% below the levels seen in 2005/06 and do not return to the 230,000 level until after 2012. The cumulative effect of these assumptions is broadly consistent with other forecasters.

Non Residential

In contrast to Florida’s residential sector, non residential market activity peaked in 2000 and then experienced a period of recession but has since recovered to some extent on the back of a strong economy.

Institutional construction is expected to be an important source of non residential construction growth in the region in 2006 and into 2007 underpinned by:

•                                          education and dormitory construction. According to the National Centre for Education Statistics, enrolment into Florida’s schools will grow by 9.9% over the 2002 – 2014 period compared to the expected national increase of 3.7%. The need for further education facilities will also be heightened by the states commitment to make significant reductions to class sizes over the next five years;

•                                          Florida’s high population of older residents, a demographic that will drive investment into healthcare facilities. Aged care and health related construction is expected to contribute US$1.16 billion to the institutional construction market this year, an increase of 13% on last year;

•                                          transportation, including the planned US$1.3 billion plan to upgrade Miami’s airport; and

•                                          new recreation and public buildings.

Florida’s commercial and industrial construction sector is not expected to grow as fast as the institutional sector but a number of factors should result in continued growth:

•                                          retail and warehouse construction. Demand for these facilities will follow on from the population growth. If anything, these sectors have been underinvested in recent years;

•                                          office construction. Activity peaked in 2000, fell by 32% until 2002 and has since recovered to a level 25% below the previous high. Florida has some of the lowest office vacancy rates in the United States. Strong job growth and low unemployment also contribute to the potential for growth in this sector; and

•                                          hotel and motel construction. Tourism in Florida is growing at a steady rate (up almost 5% in 2005). Hotel starts are showing signs of recovery but are still at a level of less than half the 1999 peak.

As one measure, PCA has forecast non residential cement consumption in Florida to grow by 8-10% per annum over the next three years.

Civil

Activity in Florida’s civil construction sector has been strong over the past five years, increasing by 42% in the period compared to a national average of 11%. In contrast, activity levels over the period 1980 - 2000 were significantly lower than the United States as a whole.

The outlook is for continued growth in civil construction:

•                                          the SAFETEA-LU bill provides for substantially increased allocations to Florida of US$10.3 billion (over 2005 to 2009), a 30% increase (in nominal terms) over the previous TEA-21 program; and

•                                          the Florida state government is in a strong financial position and has significantly increased budget allocations to the Department of Transport in 2007. The state also has a Growth Management Plan to deal with a backlog of roading projects.

However, volume growth for suppliers such as Rinker Materials will be tempered by the substantial increases in prices for aggregates, cement and concrete over the past two years. Nevertheless, forecasters show solid volume growth over the next three years in highways and streets.

5.4.3                     Arizona

Population and Economy

Arizona is one of the fastest growing regions in the United States and enjoys robust economic and employment growth. Over the period 1 April 2000 to 1 July 2005, the population of Arizona grew by 14% to approximately 5.9 million through a combination of organic growth and domestic migration.

In part due to the attractive climate in Arizona, this growth is forecast to continue. The United States Census Bureau projects that Arizona will be the second fastest growing state in population terms over the period 2005-2030 with an average growth rate of almost 2.5% compared to the national average of less than 1%.

Residential

The residential housing market has undergone a significant growth phase on the back of population growth, peaking in late 2005 and early 2006. Since then the market has fallen sharply with a substantial increase in the number of unsold homes. The fall in housing starts during 2006 can be seen in the following graph:

Source: United States Census Bureau, NAHB

The extent of the decline in recent months is clearly shown in the following table:

Arizona – Housing Permits Issued

		Year on Year
Period	Permits	Change	Monthly Change
January 2006	6,927	13.5%	2.5%
February 2006	5,727	-15.2%	-17.3%
March 2006	7,339	-8.3%	28.1%
April 2006	6,523	-23.9%	-11.1%
May 2006	7,754	2.3%	18.9%
June 2006	6,533	-25.2%	-15.7%
July 2006	4,896	-33.7%	-25.1%
August 2006	4,623	-45.3%	-5.6%
September 2006	4,079	-48.5%	-11.8%

Source: United States Census Bureau

The issues surrounding the outlook are essentially the same as those facing Florida:

•                                          the extent of the current oversupply;

•                                          the “natural” level of housing starts; and

•                                          the time before a recovery commences.

Forecasters such as Dodge and PCA show a steady decline over the next three years (13% in 2006, 8-10% in 2007 and 4-6% in 2008). Again, however, this seems to understate the current downturn. Rinker Materials’ internal planning assumes:

•                                          a reduction of 25% in the year ending 31 March 2007;

•                                          flat in the year ending 31 March 2008;

•                                          a 10% recovery in the year ending 31 March 2009; and

•                                          2.5% growth thereafter in line with population growth.

By 2012 housing starts are still 10% below the 2005/06 peak.

Non Residential

While not as strong as in Florida, Arizona’s non residential sector is forecast by both Dodge and PCA to experience relatively good growth over the next few years. PCA forecasts cement consumption to grow by almost 10% in 2007 and moderate thereafter (which should be mirrored in aggregates and concrete). Arizona continues to experience visitor traffic growth which supports growth in hotels and tourism related construction (golf resorts etc). There are also low office vacancy rates in selected Arizona cities that are leading to a range of commercial office developments. Rinker is number one in concrete, asphalt and aggregates in Phoenix and number one in concrete, number two in aggregates and number four in asphalt. It is therefore well placed to capture its share of this growth.

Civil

Civil construction in Arizona remains robust. Rinker Materials’ management expects medium term to longer term civil growth to broadly match the projected increase in population of 2.5% per annum. PCA expectations for the growth of the civil market in Arizona are for greater growth (e.g. around 6% cement consumption growth), while Dodge is forecasting a flat market. In this context:

•                                          the SAFETEA-LU bill provides for a substantial increase (in nominal terms) over previous programs; and

•                                          the Arizona state government has significantly increased budget allocations to the Department of Transport with the major uplift in spending having already commenced.

6                                         Profile of Readymix

6.1                               Australian Heavy Construction Materials Industry

The Australian heavy construction materials industry is a mature and cyclical industry. In the twelve months ended 30 September 2006, the heavy construction materials industry in Australia produced over 90 million tonnes of aggregate, 9.0 million tonnes of cement and 24.0 million cubic metres of concrete.

The key characteristics of the industry in Australia include:

•                                          a small number of major suppliers (unlike the United States);

•                                          a high level of vertical integration; and

•                                          regionalised production due to the size of the market, distribution of the Australian population into regional centres and high transport costs (relative to product weight and value).

The major participants in the industry are Readymix, Boral and Hanson. Together these competitors are estimated to have a market share of approximately 60% of the aggregates market, 80% of the cement market and 70% of the pre-mixed concrete market in Australia. Boral holds the number one position nationally, with Readymix and Hanson having approximately equal market shares. The fourth major participant in the industry is Adelaide Brighton, which has a strong position in cement and lime and is building a presence in quarries and concrete.

There are also several large independent construction materials companies with strong regional positions, including Barro Group Pty Limited in Victoria (aggregate, cement and concrete), BGC (Australia) Pty Ltd in Western Australia (aggregate, cement and concrete), Wagners Pty Ltd in Queensland (aggregates and concrete) and Rocla Industries Pty Ltd (sand, concrete pipes and products).

The aggregates sector in Australia typically generates higher margins and more stable cash flow than the other sectors of the heavy construction materials industry. Capital investment requirements are moderate but barriers to entry are increasing due to tighter environmental regulations and diminishing availability of land for quarries, particularly in key markets such as Sydney. Over the last decade the Australian aggregate industry has become increasingly concentrated. This has primarily been the result of the efforts of the cement and concrete producers to grow their aggregate businesses in an attempt to secure supply of aggregate and reduce the volatility of their cash flows.

The cement industry is highly vertically integrated. This structure has provided local manufacturers with protection from imports, which are not significant in the Australian market.

The pre-mixed concrete market is a much more fragmented market, with a large number of independent operators, some of which can be the largest participants in certain regions. This has resulted in pressure on concrete prices and until the last four years, concrete price increases have been well below inflation (and declining). In comparison, aggregate and cement price increases have been more in line with inflation.

The following chart illustrates the relative movements in the prices of aggregates, cement and concrete in comparison to inflation over the past 10 years:

Source: Australian Bureau of Statistics

Pre-mixed concrete prices increased substantially in 2002, largely due to a price increase implemented by Readymix (because its pre-mixed concrete business was unprofitable and not meeting its cost of capital). Growth in concrete prices has been above inflation for the past few years but over the last decade there is still a significant gap.

In the year ended 31 December 2005, the Australian Bureau of Statistics estimated that total construction spending by segment was approximately 40% residential, 21% non residential and 39% civil.

Given current economic conditions and forecast building and construction activity in Australia, the heavy construction materials industry is expected to experience a slowdown in trading conditions in the short term. Earnings are expected to be relatively flat in 2007 and 2008.

6.2                               Readymix Operations

Readymix is one of Australia’s leading producers of aggregate, concrete and reinforced concrete pipes and products. It is a vertically integrated heavy building materials business which operates in every state and major city in Australia. Operations in the eastern states of Queensland, New South Wales and Victoria generate approximately 75% of total revenue.

At 31 March 2006, Readymix operated through 355 sites across Australia, with a further four sites in China:

Readymix – Business Operations by Region as at 31 March 2006

Product
Region	Aggregate	Cement (25% owned)	Concrete
Australia	84 sites	3 manufacturing plants 8 cement terminals	243 plants

China	—	—	4 plants

	84 sites	3 manufacturing plants 8 cement terminals	247 plants

Source: Rinker

These sites included two quarries and eight concrete plants owned by Metromix (in which Readymix has a 50% interest). In addition, Readymix owned 17 concrete pipe and product plants across Australia.

A profile of Readymix’s core operating segments is set out below:

•                                          Aggregates

Readymix produces a range of aggregate products including gravel, road pavement materials and manufactured and natural sand. Its quarry operations are highly integrated with about 35% of aggregate volumes sold internally to the concrete and concrete pipe and products businesses.

At 31 March 2006, Readymix had estimated quarry reserves of 1,073 million tonnes with an average reserve life of 43 years based on current usage levels. Over 90% of reserves are hard rock:

Readymix – Reserves at 31 March 2006

	Reserves	Average
	(million tonnes)	(years)
Hard rock	1,001	53
Sand and gravel	72	12
Total reserves	1,073	43

Source: Rinker

Natural sand is in short supply across the east coast and new deposits are difficult to permit, costly and involve increasing transport distances.

All regions except Sydney have sufficient hard rock reserves. Readymix’s largest quarry is at Penrith in New South Wales. It is owned by the Penrith Lakes joint venture in which Readymix has a 40% interest (along with Boral (40%) and Hanson (20%)). The operation currently supplies about 4.5 million tonnes of the Sydney market’s estimated 7.7 million tonne annual requirement for concrete aggregates and has an estimated remaining life of five years (i.e. until 2011).

As part of its programme to secure replacement reserves, Readymix has acquired property at Marulan, 160 kilometres southwest of Sydney, to supply the Sydney market. The site has a measured hard rock resource of 458 million tonnes and has direct rail and road access to the Sydney market. In January 2006, Readymix received development approval for the construction of a new high grade 5 mtpa aggregate quarry on the Marulan site. The Marulan quarry is expected to be operational following the closure of the Penrith Lakes joint venture supply at Penrith. The estimated total cost of construction is in the range A$200-300 million (including substantial infrastructure). The new quarry facilities will have increased production capacity and a more efficient cost base than the existing Penrith Lakes joint venture quarry.

As part of the demerger, Readymix has agreed to share future profits from land sales at the Penrith Lakes joint venture equally with CSR. A significant proportion of the Penrith Lakes joint venture land holding has been identified as having potential for a major urban land development, creating up to 4,900 residential lots.

•                                          Pre-mixed Concrete

Readymix manufactures and distributes pre-mixed concrete throughout Australia, although customers are generally located within in 20 kilometre radius of the plant. Readymix’s pre-mixed concrete operations are split into Metro Concrete (responsible for major metropolitan markets of southeast Queensland, Sydney and Melbourne), Country East and Country West. It also operates two acquired businesses under separate brands, Excel and Broadway & Frame. In the year ended 31 March 2006, Readymix produced in excess of 6.9 million cubic metres of concrete.

•                                          Concrete Pipes and Products

The concrete pipes and products business operates under the brandname Humes. Humes is one of two leading suppliers of concrete pipes and products in Australia with production of over 510,000 tonnes per year. It operates in two distinct markets:

•                                          pipes and products, which is the traditional concrete pipes business that supplies product for the capture and transmission of stormwater and sewerage. This segment of the market is relatively mature; and

•                                          pre-cast and pre-stress products, which are used in major infrastructure projects, highway construction and commercial buildings (including bridge beams and decks, flooring and wall panels, culverts and arches, railway sleepers etc). This is a growth segment of the market and demand is driven largely by civil construction.

•                                          Cement Australia

In addition to its wholly owned operations, Readymix owns a 25% interest in Cement Australia (along with Holcim Ltd (“Holcim”) (50%) and Hanson (25%)). Cement Australia was formed on 1 June 2003 following the merger of Australian Cement Holdings Limited (50% owned by Readymix and 50% owned by Hanson) and Queensland Cement Limited (100% owned by Holcim). Cement Australia has the capacity to produce more than 3.5 million tonnes of cement per year and approximately 75% of production is sold to the joint venture parties. Readymix’s concrete and concrete pipes businesses source approximately 75% of their cement requirements from Cement Australia.

Cement Australia owns 100% of Pacific Lime Pty Ltd (which produces high grade lime products) and a 50% interest in Australian Steel Mill Services Pty (which processes blast furnace slag).

•                                          China

Readymix also has a very small concrete business in the northern cities of Tianjin and Qingdao in China. The Tianjin business was initially established as a joint venture in which Readymix had a 70% interest. In June 2003, Readymix increased its ownership to 99% with 100% rights to profits and assets of the business. The Qingdao business was acquired in July 2003. Readymix’s operations in China represent approximately 1% of group revenue and less than 0.5% of group EBIT.

•                                          Real Estate Assets

Readymix has identified 10 properties in Australia that are surplus to its requirements under its real estate sales and divestment programme. It is intended that these properties be divested over the next six years. These divestments do not include potential larger projects such as Penrith Lakes in Sydney, where approximately 720 hectares of land (out of a total of 1,933 hectares) have been identified for development as residential, rural residential and employment lands.

Readymix’s current end use markets, market shares and competitors are summarised in the table below:

Readymix – End Use Markets and Market Shares

				Estimated
	End Use Market			National
		Non		Market
Product	Residential	residential	Civil	Share	Main Competitors

Aggregates	25%	35%	40%	22-25%	Boral, Hanson, regionals
Concrete	40%	35%	25%	20-22%	Boral, Hanson
Concrete pipes and products	—	5%	95%	35%	Rocla Industries, regionals
Wholly owned operations	25%	30%	45%
Cement (25% interest)	na	na	na	>40%	Boral, Adelaide Brighton, imports

Source: Rinker

The table above shows Readymix’s end use markets for the year ended 31 March 2006. At the peak of the residential housing boom in 2004, up to 40% of Readymix’s revenue was generated from the residential sector, with a lower contribution from civil construction.

While Readymix is number two of three in the market generally, Humes has the leading market position for speciality concrete products.

6.3                               Readymix Operating Performance

The historical operating performance of Readymix for the four years ended 31 March 2006 and the 12 months ended 30 September 2006 is summarised below:

Readymix – Operating Performance (A$ millions)

12 months
ended
Year ended 31 March	30 September
2003	2004	2005	2006	2006
pro forma	pro forma	actual	actual	actual
AIFRS (17)	AIFRS (17)	AIFRS	AIFRS	AIFRS
Sales revenue	1,014.0	1,201.0	1,340.7	1,440.5	1,474.9
Operating EBITDA	148.4	188.7	217.6	235.3	227.5
Depreciation and amortisation	(53.3)	(50.2)	(63.7)	(66.3)	(65.6)
Operating EBIT	95.1	138.5	153.9	169.0	161.9
Share of profits from equity accounted investments	29.3	25.8	45.8	41.3	41.6
Significant items	—	—	—	26.4	26.4
Reported EBIT	124.4	164.3	199.7	236.7	229.9
Capital expenditure	66.3	125.2	105.1	66.2	62.3
Statistics
Sales revenue growth	9.5%	18.4%	11.6%	7.4%	nc
Operating EBITDA growth	nc	27.2%	15.3%	8.1%	nc
Operating EBIT growth	nc	45.6%	11.1%	9.8%	nc
Operating EBITDA margin	14.6%	15.7%	16.2%	16.3%	15.4%
Operating EBIT margin	9.4%	11.5%	11.5%	11.7%	11.0%
Operating EBITDA/Capital expenditure	2.2	x	1.5	x	2.1	x	3.6	x	3.7	x

Source: Rinker, Grant Samuel analysis

(17)                            Sales and earnings of Readymix prior to the year ended 31 March 2004 refer to the sales and earnings of the Readymix businesses when they were owned by CSR, as publicly disclosed in Rinker’s annual reports. Sales and earnings prior to the year ended 31 March 2005 have been adjusted on a pro forma basis for the purposes of comparability with AIFRS. The primary pro forma adjustment is the cessation of amortisation of goodwill.

Readymix’s operating performance has grown considerably over the last three and a half years (albeit being relatively flat in the 12 months ended 30 September 2006), benefiting from an overall increase in construction activity over this period. Average annual growth in revenue and operating EBIT has been approximately 11% and 16% respectively.

Growth in revenue has been achieved largely through volume increases associated with the strength across all sectors of the Australian construction industry (residential, non residential and civil) through much of this period as well as through increases in price across all of its products (principally aggregates and concrete). Residential and non residential construction activity were particularly strong in the 2003 to 2005 financial years.

Revenue growth was assisted in the year ended 31 March 2004 by a number of acquisitions, including the Excel quarry and concrete business in southeast Queensland, Broadway & Frame in Victoria and two other small acquisitions. A full year contribution from these acquisitions also boosted volumes and revenue in the year ended 31 March 2005.

The more subdued growth in the year ended 31 March 2006 reflected the softening of the residential housing market and the impact of several key infrastructure projects nearing completion. Price increases implemented in April 2005 were successful although there was some resistance on lower grade products. Readymix’s broad diversification has meant that the sharp downturn in residential markets in New South Wales has been offset by an increase in activity in non residential and civil markets generally and by stronger residential markets in other states such as Queensland.

Margins have generally improved over the 2003 to 2006 financial years, reflecting ongoing operational improvement savings of A$11 million in the year ended 31 March 2003, A$10 million in the year ended 31 March 2004, A$13 million in the year ended 31 March 2005 and A$19 million in the year ended 31 March 2006. In addition, in the 2005 financial year, Humes focussed its growth efforts on higher margin niche products and specialty pipe applications.

Performance for the 12 months ended 30 September 2006 has been flat, the result of a small increase in revenue offset by lower margins (price increases were insufficient to offset increases in costs) in the six months ended 30 September 2006. This performance reflects a continuation of the downturn in the residential housing market (particularly in New South Wales) and the completion of a number of large scale infrastructure projects.

Share of profits from equity accounted investments primarily represents the contribution from Cement Australia, which has grown in line with Readymix’s overall growth. The contribution in the years ended 31 March 2005 and 2006 were positively impacted by one-off items related to tax.

6.4                               Market Conditions and Outlook

6.4.1                     Overview

After several years of strong overall growth, the outlook for construction spending is for a small decline in the year ending 31 March 2007, flat in the years ending 31 March 2008 and a small decline in the year ending 31 March 2009:

Source: Australian Bureau of Statistics, BIS Shrapnel (December 2005)

While overall construction spending has shown sustained growth over the last four years, there has been a shift in the composition of growth over this period. The booming residential sector started to slow around the end of 2004 following increases in interest rates but this decline was more than compensated for by growth in spending on non residential and civil projects over the next two years, reflecting higher levels of business investment. Several large infrastructure projects have contributed to the growth in the civil segment including the recently completed A$1.6 billion Westlink M7 project in Sydney (completed in December 2005) and two major projects that are still under construction (the A$1.1 billion Lane Cove Tunnel in Sydney and the A$2.5 billion Eastlink Freeway in Victoria). In addition, the decline in the residential housing commencements has been less severe than in prior cycles with the construction market supported by a relatively strong economy and low levels of unemployment.

The forecasts shown in the above chart are based on BIS Shrapnel data at December 2005. At the end of 2005, the decline in construction spending forecast for the year ending 31 March 2007 reflected a continuation of the decline in the residential sector and a substantial decline in civil spending following the completion of a number of major infrastructure projects. Growth in non residential construction over this period was not expected to be sufficient to offset these declines. The year ending 30 March 2008 was expected to be flat across all sectors and in the year ending 31 March 2009, a turnaround in the residential housing sector is offset by declines in the non residential and civil sectors. The outlook in subsequent years is more positive.

Readymix obtained updated data from BIS Shrapnel for the purposes of the announcement of its results for the six months ended 30 September 2006. These updated forecasts show an improvement in construction markets forecast for the years ending 31 March 2007 and 2008 as follows:

Australia – Updated Construction Spending Forecasts

	Year ending 31 March 2007		Year ending 31 March 2008
	December 2005	September 2006	December 2005	September 2006
Sector	Forecast	Forecast	Forecast	Forecast
Residential	-5.9%	-4.8%	+0.1%	-0.3%
Non residential	+5.5%	+7.4%	—	+0.4%
Civil	-3.4%	+12.5%	-0.5%	+1.1%
Total	-2.2%	+5.4%	-0.2%	+0.5%

The main change between the December 2005 forecasts and the September 2006 forecasts is a turnaround in construction activity in the civil sector in the year ending 31 March 2007 (which was forecast to fall by 3.4% in December 2005, but is now forecast to increase by 12.5%). However, much of this turnaround is in sectors outside those that Readymix operates in. This change, in conjunction with a smaller decline in residential activity and a greater rise in non residential activity results in overall construction activity growing in the year ending 31 March 2007, albeit at a lower level than in previous years.

While the overall picture for construction spending is flat to mildly positive, there are also significant regional variations:

•                                          in New South Wales (where the decline in residential housing has been most severe), overall construction activity is expected to decline in the year ending 31 March 2007 before starting to recover in the year ending 31 March 2008, driven by a recovery inhousing starts;

•                                          construction activity in Queensland is expected to grow strongly in the years ending 31 March 2007 and 2008 as a result of increased infrastructure spending and then growth in residential housing;

•                                          the Victorian construction market is expected to decline over the next four years as major infrastructure projects are completed; and

•                                          strong growth is expected in all sectors of the West Australian construction market with a decline in activity from the year ending 31 March 2008.

Readymix’s view of the outlook for the market is relatively positive, with a stable to reasonably strong economy and potential upsides from pricing opportunities (particularly in concrete, some in aggregates). In particular, Readymix expects the construction market in Queensland to be stronger than forecasters are suggesting (due to a backlog of work, projects starting later than expected and the residential sector holding up) and in Western Australia, while forecasters are suggesting a decline, this is not apparent in the markets in which Readymix participates.

The outlook for each of the major sectors of the Australian construction market is discussed in more detail below.

6.4.2                     Residential

Underlying demand for residential housing in Australia is driven primarily by population growth (including interstate and international migration) and a declining average household size. The number of households in Australia is projected to increase from 7.4 million in 2001 to 10.2-10.8 million in 2026 (representing an average annual growth rate of 1.3-1.5% or 135,000-165,000 households). Household growth is projected to be higher than population growth (of just over 1% per year), with a projected decline in the average household size from 2.6 persons in 2001 to between 2.2 and 2.3 persons in 2026.

Housing commencements have been slowing, declining from a peak of 175,000 per annum (over 40,000 per quarter) in the year ended 31 March 2003 to 153,000 (38,000 per quarter) in the year ended 31 March 2006:

Source: Australian Bureau of Statistics, BIS Shrapnel

Interest rate increases over the past two years have dampened housing demand although this has been offset to some extent by historically low unemployment levels. The impact of the recent interest rate rises in August and November 2006 is also likely to have a lagged effect on building approvals.

Over the medium term, future underlying demand for new dwellings is expected to recover to approximately 160,000 per annum and then grow reasonably strongly (towards 200,000 per annum). However, a further decline in housing commencements is forecast for the year ending 31 March 2007 (to around 145,000) before a recovery in the year ending 31 March 2009.

Unlike previous cycles, the slowdown in residential housing construction in Australia has not been consistent across all states. States with strong employment growth, population growth and robust state economies such as Western Australia have not felt the effects of the slowdown. Since the peak the residential housing market around September 2004, New South Wales, Queensland and Victorian housing commencements have declined by 33%, 15% and 5% respectively whereas in Western Australia, housing commencements have grown by 12% over the same period.

Housing approvals, a leading indicator of housing commencements, is starting to provide some indication that the decline is slowing (and that the bottom of the cycle is being approached). Approvals have increased over the last three months. For the 12 months ended 30 September 2006, total housing approvals were 151,987, 4.0% below the previous 12 months but a slight improvement on approvals for 12 months to 31 August 2006.

6.4.3                     Non Residential

The non residential building sector has shown strong growth over the last four years and is currently at historically high levels, primarily as a result of increased business investment.

A leading indicator of non residential construction spending is the value of non residential work approved. In the 12 months ended 30 September 2006, the value of non residential work approved was A$24.5 billion, 15% above the previous 12 months:

Source: Australian Bureau of Statistics, BIS Shrapnel

On a state-by-state basis, Victoria and Queensland recorded strong growth in the value of work approved while New South Wales was flat and Western Australia was negative. Sectors recording the strongest growth were entertainment and recreation (+54.8%), offices (+35.3%), education (+20.6%) and aged care facilities (+14.3%).

Strong growth is expected to continue into 2007 as a result of a solid business investment environment. However, with interest rates increasing in an attempt to moderate inflation, activity levels in the non residential sector are expected to slow. BIS Shrapnel expects activity to flatten in 2008 and decline (in real terms) through to 2011.

6.4.4                     Civil

Spending in the civil construction sector has been growing strongly for the last four years, peaking in the year ended 31 March 2006 at A$12.4 billion. This growth has been underpinned by the construction of several large toll road projects.

The level of level of activity in the civil sector will continue to depend on large public and private infrastructure projects. While the outlook for the civil sector is strong, this is predominantly outside the Readymix related subsectors. The level of activity generated by the large projects undertaken in recent years is not expected to be maintained in future years resulting in a decline in spending in these subsectors over the next few years. However, Readymix believes that the outlook for the Readymix-related civil subsector is strengthening, particularly in Queensland where infrastructure spending has not kept up with population growth. In addition, a number of projects are expected to be undertakenunder AusLink, the Federal Government’s A$15 billion land transport investment initiative over the four years to mid-2009.

7                                         Valuation of Rinker

7.1                               Valuation Summary

Rinker has been valued in the range US$14.2-15.9 billion. This value range corresponds to a value of US$15.85-17.74 per share or A$20.58-23.04 per share(18). The valuation represents the estimated full underlying value of Rinker assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Rinker shares to trade on the ASX in the absence of a takeover offer.

The value for Rinker is the sum of the estimated market value of Rinker’s operating businesses and other assets less external borrowings and non-trading liabilities. The valuation is summarised below:

Rinker – Valuation Summary (US$ millions)

	Section	Valuation Range
	Reference	Low	High

Operating businesses
Rinker Materials (United States)	7.3	13,000.0	14,500.0
Readymix (Australia)	7.4	2,002.0	2,156.0
Value of business operations		15,002.0	16,656.0
Real estate assets	7.6	300.0	350.0
Other assets/(liabilities)	7.7	(36.5)	(46.5)
Net borrowings	7.8	(1,082.8)	(1,082.8)
Value of equity(19)		14,182.7	15,876.7
Fully diluted shares on issue (millions)		895.1	895.1
Value per share (US$)(19)		15.85	17.74

The valuation of each of the two operating businesses is considered in more detail in Sections 7.3 (Rinker Materials) and 7.4 (Readymix) of this report.

Rinker’s business operations were valued using two methodologies:

•                                          discounted cash flow analysis; and

•           multiples of earnings, particularly multiples of EBITDA and EBIT. PE multiples were also considered but were given less weight.

The discounted cash flow analysis was based on a financial model developed by Grant Samuel, taking the Five Year Plan provided by Rinker and extending it to a 15 year model. Projected nominal ungeared after tax cash flows were discounted to a present value using a nominal after tax discount rate of 8.5-9.0% for Rinker Materials (United States) and 9.5-10.0% for Readymix (Australia). Appendix 2 sets out a detailed analysis of the selection of these discount rates.

The earnings multiples implied by the overall valuation of Rinker’s operating businesses and the value of the equity in Rinker are summarised below:

(18)                            Based on an exchange rate of A$1.00 = US$0.77.

(19)                            No deduction has been made for the interim dividend of 16 Australian cents per share as, under the CEMEX Offer, CEMEX has the right to reduce the offer by an equivalent amount.

Rinker – Overall Implied Valuation Parameters

	Variable		Low	High
	(US$ millions)
Multiple of EBITDA(20)
Twelve months ended 30 September 2006	1,434.7		10.5	11.6
Year ending 31 March 2007 (broker median(21))	1,440.0		10.4	11.6
Year ending 31 March 2008 (broker median(21))	1,415.7		10.6	11.8
Multiple of EBIT(20)
Twelve months ended 30 September 2006	1,208.9		12.4	13.8
Year ending 31 March 2007 (broker median(21))	1,220.0		12.3	13.7
Year ending 31 March 2008 (broker median(21))	1,166.2		12.9	14.3
Multiple of net profit after tax
Twelve months ended 30 September 2006	769.4	(22)	18.4	20.6
Year ending 31 March 2007 (broker median(21))	760.7		18.6	20.9
Year ending 31 March 2008 (broker median(21))	739.0		19.2	21.5

While Rinker has made guidance statements about net earnings, it has not released specific forecasts of net earnings or divisional profits for the year ending 31 March 2007 or beyond. Accordingly, the implied prospective multiples set out above are based on median broker forecasts (see Appendix 4 for details). These forecasts are sufficiently close to Rinker’s 2007 Forecast and Five Year Plan to be useful for analytical purposes.

The multiples are considered reasonable having regard to:

•                                          the market evidence as to the multiples at which peer group listed companies trade and the multiples implied by acquisitions of other companies in the sector;

•                                          the particular attributes of Rinker’s business and the market conditions in which it operates. The multiples represent a blend of Rinker Materials and Readymix (although Readymix represents less than 20% of earnings); and

•                                          the level of synergies available to acquirers of Rinker. In this context, no deduction has been made for group head office expenses (as it is assumed that a trade buyer would be able to eliminate all of these costs). Other operating synergies have been factored into the valuation of Rinker Materials but not Readymix.

Companies engaged in the heavy construction materials industry necessarily adopt long term views and investment theses in relation to market dynamics, capital investment and resource planning. The basic nature of the industry and its fundamental role in the economy mean that these long term factors should be the key drivers of value. Both the discounted cash flow analysis and the earnings multiples implied by the valuation reflect these longer term dynamics and issues.While short term market cycles are not unimportant they can sometimes overshadow these other considerations.

The valuation also recognises the growth opportunities available to Rinker as a stand alone company. As one of the largest companies in the sector in the United States and one with a track record of successful acquisitions there are substantial ongoing consolidation opportunities in what is still a fragmented industry.

(20)                            EBITDA and EBIT include Rinker’s share of EBITDA and EBIT from equity accounted investments and are before significant and non-recurring items.

(21)                            See Appendix 4 for details of the calculation of broker median forecasts.

(22)                            Net profit after tax is before significant and non-recurring items.

7.2                               Methodology

7.2.1                     Overview

Grant Samuel’s valuation of Rinker has been estimated by aggregating the estimated market value of its operating businesses together with the realisable value of non-trading assets and deducting external borrowings and non-trading liabilities as at 31 October 2006. The value of the operating businesses has been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information. For the purposes of this valuation, Rinker’s operating businesses have been segmented as follows:

•                                          Rinker Materials in the United States, representing the aggregate, cement, concrete, block and asphalt, concrete pipes and products and gypsum supply businesses as well as Rinker’s 49% interest in the Granite Canyon Joint Venture and its non whollyowned subsidiaries; and

•                                          Readymix in Australia, representing the aggregate, concrete and concrete pipes and products businesses as well as Rinker’s 25% interest in Cement Australia, its 40% interest in the quarry operations of the Penrith Lakes joint venture and its 50% interest in Metromix.

Rinker’s real estate assets, including the effective 20% interest in future profits from the sale of Penrith Lakes joint venture land has been valued separately.

The valuation of Rinker is appropriate for the acquisition of the company as a whole and, accordingly, incorporates a premium for control. The value is in excess of the level at which, under current market conditions, shares in Rinker could be expected to trade on the sharemarket as shares in a company normally trade at a discount to the underlying value of the company as a whole.

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm’s length transaction. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies that are commonly used for valuing businesses:

•                                          capitalisation of earnings or cash flows;

•                                          discounting of projected cash flows;

•                                          industry rules of thumb; and

•                                          estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

Grant Samuel’s approach to estimating the value of Rinker’s operating businesses has involved the calculation of net present values by discounting expected future cash flows. This methodology is able to explicitly capture the effect of the current downturn in the residential construction market in the United States, a recovery to a “mid-cycle” level as well allowing for the effect of long term market growth, the full flow through of development expenditure and the need to replenish aggregate reserves.

Grant Samuel’s estimates of value have also been considered and reviewed in terms of multiples of EBITDA and EBIT for comparable listed companies and transactions involving comparable companies. This alternative approach to valuation is important in reviewing values determined by discounting future cash flows since discounted cash flow valuations are typically sensitive to the assumptions adopted. Relatively small changes in variables can cause significant changes in net present values, particularly where cash flows are discounted over a short period of time. As a consequence, the range of values that can be attributed can be very wide using assumptions which are individually quite reasonable. It is necessary to overlay commercial judgement.

7.2.2                     Discounted Cash Flow

Discounting of projected cash flows has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries, including mining, and for the valuation of start-up projects where earnings during the first few years can be negative. Discounted cash flow valuations involve calculating the net present value of expected future cash flows. This methodology is able to explicitly capture the effect of a turnaround in the business or significant changes expected in capital expenditure patterns. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream.

Considerable judgement is required in estimating future cash flows and it is generally necessary to place great reliance on medium to long term projections prepared by management. In addition, even where cash flow forecasts are available, the terminal or continuing value is usually a high proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (i.e. it is a “de facto” cash flow capitalisation valuation). The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the width of any value range mean the results are often not meaningful or reliable. Notwithstanding these limitations, discounted cash flow valuations are commonly used in valuing industrial companies and can at least play a role in providing a check on alternative methodologies, not least because explicit and relatively detailed assumptions as to expected future performance need to be made.

Financial models for each business operation, including the assumptions upon which the financial models are based, have been developed by Grant Samuel. The Five Year Plan developed by Rinker management as part of the strategic planning process has been used as the starting point for constructing a model and then extended by Grant Samuel for a further 10 years. A 15 year time horizon is considered necessary to adequately capture:

•           the value of long term growth;

•                                          the full effect of the planned offshore resource programme in the United States; and

•                                          the need for, and cost of, new facilities or aggregates reserves to meet forecast future demand.

7.2.3                     Capitalisation of Earnings or Cash Flows

Capitalisation of earnings or cash flows is a commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual capital expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be based on a number of different earnings or cash flow measures including EBITDA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer.

Where an ongoing business with relatively stable and predictable cash flows is being valued, Grant Samuel uses capitalised earnings or operating cash flows as a primary reference point.

Application of this valuation methodology involves:

•                                          estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and

•                                          consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

The choice between EBITDA and EBIT is usually not critical and should give a similar result. Both are commonly used in the valuation of industrial businesses. EBITDA can be preferable if depreciation or non-cash charges distort earnings or make comparisons between companies difficult.

Determination of the appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers it is necessary to infer the appropriate multiple from other evidence.

The usual approach is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. However, each transaction will be the product of a unique combination of factors, including:

•                                          economic factors (e.g. economic growth, inflation, interest rates) affecting the markets in which the company operates;

•                                          strategic attractions of the business - its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;

•                                          rationalisation or synergy benefits available to the acquirer;

•                                          the structural and regulatory framework;

•                                          investment and sharemarket conditions at the time; and

•                                          the number of competing buyers for a business.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach used in valuing businesses is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies. To convert sharemarket data to meaningful information on the valuation of companies as a whole, it is market practice to add a “premium for control” to allow for the premium which is normally paid to obtain control through a takeover offer. This premium is typically stated to be in the range 20-35%.

The premium for control paid in takeovers is observable but caution must be exercised in assessing the value of a company or business based on the market rating of comparable companies or businesses. The premium for control is an outcome of the valuation process, not a determinant of value. Premiums are paid for reasons that vary from case to case and may be substantial due to synergy or other benefits available to the acquirer. In other situations premiums may be minimal or even zero. It is inappropriate to apply an average premium of, say, 20-35% without having regard to the circumstances of each case. In some situations, there is no premium. There are transactions where no corporate buyer is prepared to pay a price in excess of the prices paid by institutional investors through an initial public offering.

Acquisitions of listed companies in different countries can be analysed for comparative purposes, but it is necessary to give consideration to differences in overall sharemarket levels and ratings between countries, economic factors (economic growth, inflation, interest rates) and market structures and the regulatory framework. It is not appropriate to adjust multiples in a mechanistic way for differences in interest rates or sharemarket levels.

7.2.4                     Industry Rules of Thumb

Industry rules of thumb are commonly used in some industries. These are generally used as a “cross check” of the result determined by a capitalised earnings valuation or by discounting cash flows. While they are only used as a cross check in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. Grant Samuel is not aware of any commonly used rules of thumb that would be appropriate to value the business operations of Rinker. In any event, it should be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

7.2.5                     Net Assets/Realisation of Assets

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading. Such an approach is not appropriate in Rinker’s case.

7.3                               Rinker Materials

7.3.1                     Overview

A value of US$13.0-14.5 billion has been attributed to Rinker Materials. This valuation range is a subjective judgement having regard to:

•                                          the net present values of forecast cash flows in a number of scenarios using a range of different assumptions;

•                                          the synergies that potential acquirers of Rinker Materials would be able to achieve through merging their operations in the United States with those of Rinker Materials (the valuation includes an allowance for operating synergies);

•                                          the multiples of EBITDA and EBIT implied by the acquisition prices of recent transactions involving heavy construction materials companies or businesses; and

•                                          the multiples of EBITDA and EBIT implied by the trading prices of listed heavy construction materials companies.

7.3.2                     Discounted Cash Flow Analysis

Grant Samuel has prepared a discounted cash flow analysis of Rinker Materials. The discounted cash flow model for Rinker Materials uses the 2007 Forecast and the Five Year Plan (through to the year ending 31 March 2012) as a starting point for constructing a model. The model was extended for a further 10 years.

The Five Year Plan is a single scenario plan. There is no detailed, integrated and flexible model covering the whole business that had been developed (and tested) by Rinker. Accordingly, Grant Samuel’s model is a high level analysis based on summarised data (albeit on a business unit by business unit basis). Some flexibility has been incorporated so that key volume and price drivers can be varied but the outcomes need to be treated with some caution as there are necessarily various simplifying assumptions that have been applied to create the model and it is not possible to fully capture the possible effects of changes in one assumption on other variables (i.e. changes in assumptions are considered in isolation). In addition:

•                                          many of the assumptions are difficult to predict with any degree of reliability and are beyond the control of management. For example, there is significant scope for differences in opinion on some of the key assumptions such as the turnaround in the residential market and long term price growth for aggregates; and

•                                          estimates of future capital costs for items such as aggregate reserve replacement are broad brush estimates rather than the results of detailed planning.

Nevertheless, Grant Samuel considers that the analysis does provide some insight into value.

The key assumptions underlying the Five Year Plan are set out in Appendix 1. The initial assumptions used to extend the model for 10 years (Scenario A) and to calculate the net present values are also set out in Appendix 1.

In view of the uncertainties surrounding some of the key drivers of the value of Rinker Materials, Grant Samuel has considered a number of alternative scenarios rather than a single base case centred on the Five Year Plan:

•                                          Scenario A – the Five Year Plan plus a further 10 years where it is assumed that, inter alia:

•                                          volume growth for all Rinker Materials products follow projected long term average population growth (2% per annum in Florida and 2.5% per annum in Arizona);

•                                          1% pre annum real price growth in aggregates in Florida and 0.5% in Arizona;

•                                          concrete prices are adjusted so that margins are relatively constant; and

•                                          adequate new reserves are acquired to ensure Rinker Materials retains it current share of the Florida aggregates market over the long term at a total cost of US$800 million (in 2006 $) during the 10 year period beginning April 2012;

•                                          Scenario B – Scenario A but with a further 10 years reflecting no real price growth in aggregates;

•                                          Scenario C – Scenario A with the Five Year Plan adjusted to defer the recovery in residential construction activity until the fifth year (when it recovers to similar levels to the Five Year Plan);

•                                          Scenario D – Scenario A but with volumes in the Five Year Plan adjusted to a lower volume scenario (by market sector and weighted for Rinker Materials exposure). By the end of the five year period volumes compare to the Five Year Plan as follows:

Scenario D – Comparison of Volumes

Difference to Five Year Plan in
Business	Year ending 31 March 2012

Florida Quarries	-3%
Arizona Quarries	-7%
Florida Concrete	-3%
Arizona Concrete	-6%

•                                          Scenario E – Scenario A but with the Five Year Plan adjusted to assume lower average aggregates and concrete product price increases reflecting an assumption of softer market conditions (e.g. 4% per annum in aggregates and 3% per annum for Arizona concrete).

The outputs of the model are summarised below:

Rinker Materials — Net Present Value Analysis (US$ millions)

Scenarios		Discount Rate

		9.0%	8.5%
Scenario A	Five Year Plan, 2-2.5% volume growth, real price growth	14.9	16.3
Scenario B	Scenario A but with no real price growth	13.9	15.2
Scenario C	Scenario A but with residential recovery deferred	14.6	16.0
Scenario D	Lower volumes in first five years	14.0	15.4
Scenario E	Lower aggregates prices in first five years	13.9	15.2

As discussed above, net present values from discounted cash flow analyses are subject to significant limitations and should always be treated with considerable caution. The net present values show variability across the different scenarios, highlighting the sensitivity to relatively small changes in assumptions.

The net present values are generally somewhat higher than the value range for Rinker Materials of US$13.0-14.5 billion. This reflects several factors:

•                                          the net present values demonstrate the power of compounding over long periods (15 years), particularly of real growth (in this case both price and volume). The effect of such assumptions is often to push margins and returns on capital to unsustainable levels. While adjustments can be made to limit such effects (e.g. through appropriate levels of capital expenditure), caution should be exercised in relying solely on such net present values;

•                                          the implied earnings multiples which serve as a constraint on value. While earnings multiples have significant shortcomings as determinants of value, the practical reality is that they are taken into account by investors;

•                                          there is considerable uncertainty around some of the assumptions in the model, in particular the cost (both capital and operating) of new reserves to replace Rinker Materials quarries in South Florida; and

•                                          the net present values assume that Rinker Materials is successful in its offshore program and in replacing its South Florida quarries. The offshore program is at an early stage of development. The South Florida replacement is hypothetical. While there is no reason to doubt these plans there is no guarantee they can be realised as expected. There would be a dramatic effect on value if the reserves simply ran out. While this is extreme, it suggests that the value generated through these assumptions should be risked.

At the same time, some elements may be overly conservative:

•                                          the increasing scarcity of aggregate reserves, particularly in Florida, may suggest that real price growth for aggregates may well exceed 1% per annum (despite the substantial increases in the last 2-3 years and increases in the Five Year Plan); and

•                                          the terminal value calculation (at Year 15) assumes long term nominal growth only. In fact, there are good reasons to believe that real growth will continue well part this date (the United States Census Bureau population forecasts show the 2% per annum growth in Florida and the 2.5% per annum growth in Arizona continuing up to the end of the forecasts (2030)).

However, at the very least, the discounted cash flow indicates the potential upside if volumes continue to grow and/or if continued real price increases for aggregates can be realised.

7.3.3                     Earnings Multiples Analysis

Summary of Implied Multiples

The valuation of Rinker Materials of US$13.0-14.5 billion implies the following multiples:

Rinker Materials – Implied Multiples

	Variable	Low	High
	(US$ millions)
Multiple of EBITDA(23)
Twelve months ended 30 September 2006	1,235.3	10.5	11.7
Year ending 31 March 2007 (broker median(24))	1,218.7	10.7	11.9
Year ending 31 March 2008 (broker median(24))	1,206.1	10.8	12.0
Multiple of EBIT(23)
Twelve months ended 30 September 2006	1,068.0	12.2	13.6
Year ending 31 March 2007 (broker median(24))	1,053.9	12.3	13.8
Year ending 31 March 2008 (broker median(24))	1,010.2	12.9	14.4

Grant Samuel has also considered the implied multiples of earnings for Rinker Materials based on the 2007 Forecast and the first two years of the Five Year Plan.

Interpretation of Multiples

Earnings multiples are normally benchmarked against two primary sets of reference points:

•                                          the multiples implied by the share prices of listed peer group companies; and

•                                          the multiples implied by the prices paid in acquisitions of other companies in the same industry.

In interpreting and evaluating such data it is necessary to recognise that:

•                                          multiples based on listed company share prices do not include a premium for control and are therefore often (but not always) less than multiples that would apply to acquisitions of similar companies;

(23)                            EBITDA and EBIT include Rinker Materials’ share of EBITDA and EBIT from equity accounted investments and are before significant and non-recurring items.

(24)                            See Appendix 4 for details of the calculation of broker median forecasts.

•                                          acquisition multiples from comparable transactions are therefore usually seen as a better guide when valuing 100% of a business but the data tends to be less transparent and information on forecast earnings is often unavailable;

•                                          the analysis will give a range of outcomes from which averages or medians can be determined but it is not appropriate to simply apply such measures to the company being valued. The most important part of valuation is to evaluate the attributes of the specific company being valued and to distinguish it from its peers so as to form a judgement as to where on the spectrum it appropriately belongs;

•                                          acquisition multiples are based on the target’s earnings but the price normally reflects the fact that there are synergies available to the acquirer (at least if the acquirer is a “trade buyer” with existing businesses in the same or a related industry). If the target company earnings were adjusted for these synergies, the effective multiple paid by the acquirer would be lower than that calculated on the target’s earnings;

•                                          acquisition multiples are a product of the economic and other circumstances at the time of the transaction. In a cyclical business they will be heavily influenced by the stage of the cycle at that time. Lower earnings multiples are normally see when earnings are at a peak and higher multiples usually apply during the trough; and

•                                          while EBITDA multiples are a commonly used benchmark they are an incomplete measure of cash flow. The appropriate multiple is affected by, among other things, the level of capital expenditure (and working capital investment) relative to EBITDA. In this respect:

•                                          EBIT multiples can in some circumstances be a better guide because (assuming depreciation is a reasonable proxy for capital expenditure) they effectively adjust for relative capital intensity and present a better approximation of free cash flow. However, capital expenditure is lumpy and depreciation expense may not be a reliable guide. In addition, there can be differences between companies in the basis of calculation of depreciation; and

•                                          businesses that generate higher EBITDA margins than their peer group companies will, all other things being equal, warrant higher EBITDA multiples because free cash flow will, in relative terms, be higher (as capital expenditure is a smaller proportion of earnings).

Market Evidence and Commentary

The detailed market evidence is set out in Appendix 3. The listed companies have been categorised according to their major activity although virtually all have some involvement in each of aggregates, cement and concrete.

Listed aggregates companies (Vulcan Materials, Martin Marietta and Hanson) are trading at:

•                                          9.5-10.1 times 2006 EBITDA and 8.2-9.3 times 2007 EBITDA; and

•                                          13.1-13.8 times 2006 EBIT and 10.9-13.0 times 2007 EBIT.

Listed cement companies trade at lower multiples:

•                                          7.4-9.5 times 2006 EBITDA and 6.7-8.7 times 2007 EBITDA; and

•                                          9.9-12.3 times 2006 EBIT and 9.2-11.2 times 2007 EBIT.

The higher multiples for aggregates companies reflects the fundamental long term attractions of that sector of the industry (scarcity value and lower exposure to the residential sector) and the prospects for continued strong growth in selling prices. Rinker Materials has a lower proportion of pure aggregates business than Vulcan Materials and Martin Marietta and substantially more exposure to concrete operations. Historically, concrete operations would be accorded much lower multiples than aggregates but the returns in this business have improved substantially in the last three years and the situation is different where the business is integrated with aggregates (as it is with Rinker Materials) rather than a stand alone concrete business. In addition, its major reserves in Florida have an economic life of only 20 years and replenishment will not be straightforward. On the other hand, compared to all three aggregates companies, Rinker Materials does have a much higher exposure to geographical markets with the best long term growth prospects (Florida, Arizona and Nevada). For example, Martin Marietta has a substantial business in North Carolina and Hanson is a global business with over 30% of its revenue still derived from the United Kingdom (a relatively low growth market) and less than 50% derived from the United States (of which a reasonable proportion is in low growth states).

Cement company EBITDA multiples are generally lower, in part reflecting their capital intensity (EBIT multiples are much more consistent). With the exception of CEMEX, the major cement producers have substantial exposures to European markets which have much lower long term growth prospects than Rinker Materials’ key markets although a number also have exposure to emerging markets in Asia. Rinker’s more integrated operations and exposure to aggregates would also be more attractive.

Florida Rock’s multiples at 7.6 times EBITDA and 10 times EBIT for the year ending 30 September 2007 are lower than both of the groups mentioned above but its rating has been severely impacted by its exposure to the Florida residential market and its preponderance of concrete operations. Compared to Florida Rock, Rinker Materials has several competitive advantages:

•                                          much larger scale and broader geographic spread of operations including significant operations in other high growth states; and

•                                          market leadership in Florida.

While listed company multiples cannot be directly compared to a change of control transaction, Grant Samuel believes the implied multiples for Rinker Materials are reasonable relative to this market evidence, particularly if the value attributable to synergies is excluded.

There have been a large number of acquisitions in the heavy construction materials sector over the past decade as the industry has consolidated. Many of these are relatively small and cannot meaningfully be compared to a company of the scale of Rinker. Indeed, the acquisition of Rinker would be by far the largest transaction in the sector. The key parameters for some of the more significant transactions are summarised below:

Recent Transaction Evidence

			EBITDA		EBIT
			Multiple		Multiple
			(times)		(times)
Date	Target	Transaction	Historical	Forecast	Historical	Forecast
Feb 2006	Lafarge North America	Acquisition of remaining 46.8% by Lafarge	9.0	7.9	12.9	11.0

Jun 2005	HeidelbergCement	Acquisition of 48% by Spohn Cement (Merckle family)	8.3	7.0	13.8	11.2

Jan 2005	Aggregate Industries	Acquisition of remaining 85.3% by Holcim	9.3	8.8	13.7	13.2

			EBITDA		EBIT
			Multiple		Multiple
			(times)		(times)
Date	Target	Transaction	Historical	Forecast	Historical	Forecast
Sep 2004	RMC	Takeover offer by CEMEX	7.2	8.0	16.8	16.1

Jul 2002	Kiewit Materials	Takeover offer by CSR	7.0	na	10.3	na

Jan 2001	Blue Circle	Acquisition of remaining 77.4% by Lafarge	9.2	6.9	13.2	9.2

Sep 2000	Southdown	Takeover offer by CEMEX	6.9	6.3	8.4	7.7

Aug 2000	Tarmac United States assets	Acquisition by Titan Cement	6.5	na	na	na

Nov 1999	Pioneer	Takeover offer by Hanson	8.5	8.0	13.3	12.1

Oct 1999	CBR	Acquisition of remaining 44% by Heidelberger Zement	8.5	7.5	13.5	11.2

Jan 1999	CalMat (adjusted for property sales)	Takeover offer by Vulcan Materials	11.9	9.7	26.9	20.1

The table shows that EBITDA multiples have generally been less than 10 times. The exception was CalMat Co (“CalMat”) which is arguably the most directly comparable company to Rinker Materials given its aggregates position in an attractive market (California). The implied EBITDA multiples for Rinker Materials are above these comparables. However, in Grant Samuel’s opinion this premium can be justified. None of the acquisition targets listed above had a business that matches Rinker Materials in terms of quality (level of integration, market position, etc.) or growth outlook. For example:

•                                          Lafarge North America, Inc. was a broadly based business with extensive operations in Canada and the northern and central regions of the United States. These markets have significantly lower long term growth prospects than the “sunbelt” states. In addition, stated synergies were a small proportion of profits;

•                                          HeidelbergCement AG’s primary market is Europe, a much lower growth market. North America represented less than 30% of revenue. It was primarily a cement business. The greater capital intensity of a cement business warrants lower EBITDA multiples than, say, aggregates;

•                                          Aggregate Industries plc:

•                                          was heavily exposed to the United Kingdom market (55% of revenue), where it was not a market leader;

•                                          its United States exposure was primarily in lower growth states such as Massachusetts, Minnesota, North Dakota and Michigan (collectively approximately 50% of revenue); and

•                                          was predominantly engaged in concrete and contracting;

•                                          RMC plc was primarily a pre-mixed concrete business with low exposure to either aggregates or cement. Its operations were largely based in the United Kingdom and Europe (approximately 70% of revenue). It also had a German investment that was underperforming;

•                                          Kiewit Materials Co (now part of Rinker) was focussed in growth markets such as Arizona but was a private company and did not have the same breadth of activity as Rinker Materials;

•                                          Blue Circle Industries plc was primarily a cement producer with broadly based exposures rather than activities focussed on growth markets;

•                                          Southdown, Inc. was essentially a cement producer rather than an integrated heavy construction materials company (although its largest markets were in growth states);

•                                          Pioneer International Limited (“Pioneer”) had operations in Australia, the United States and Asia. In its independent expert’s report on Pioneer, Grant Samuel’s valuation range implied historical EBITDA multiples of 8.5-9.2 times for the wholly owned United States business. The United States business was well regarded and focussed on the South and South Western states, particularly Texas. However, the business did not have the kind of diversity, scale or market position that Rinker Materials enjoys. Notably, at that time Vulcan Materials and Martin Marietta were trading at multiples of just under 8 times forecast EBITDA compared to today’s levels of just under 10 times;

•                                          Cimenteries CBR Cementbedrijven was primarily a cement producer with operations in Benelux countries, North America and eastern Europe;

•                                          Tarmac plc’s business faced a number of issues and in any event was substantially smaller than Rinker Materials. It did not have market leadership in its key markets; and

•                                          CalMat was primarily an aggregates company with operations in California and Arizona. Its higher multiples reflected the scarcity of reserves at the time and the opportunities for earnings growth from the TEA-21 program. However, it is understood that the level of direct synergies was limited because Vulcan Materials and CalMat operated in different regional markets.

Rinker Materials is a superior business to any of the recent acquisition targets in the sector and warrants a premium multiple. It can reasonably be regarded as one of the premier heavy construction materials company in the United States and would be a strategically important asset for any acquirer wishing to create or enhance a heavy construction materials business in the United States. This position should be reflected in value in a change of control transaction. Specific factors that Grant Samuel has taken into account include:

•                                          the attractions of Rinker Materials’ mix of geographic exposures. Florida, Arizona and Nevada (which collectively represent over 60% of Rinker’s total revenue) are expected to be the three fastest growing states in the United States over the medium to long term;

•                                          the overall positioning of the Rinker Materials business in its markets. Rinker Materials is the clear market leader in Florida in aggregates, cement and concrete and the location of its key quarry operations and extensive network of concrete plants close to the Florida East Coast Railway is an important competitive advantage. In Arizona, it is the leader in both aggregates and concrete and it is developing a strong position in Nevada (with some significant contracts coming on stream);

•                                          Rinker Materials’ diversified and integrated business structure. In each market where it operates, Rinker Materials has a strong position in aggregates. Aggregates are an increasingly scarce resource in developed metropolitan markets and therefore significant reserves are a particularly attractive asset. Control of strategic aggregate resources is a key competitive advantage (particularly in a market such as Florida which has limited supplies of identified aggregate reserves). In the long run prices of aggregates are likely to rise to the cost of alternative supply (which is above the current market prices of aggregates). The integrated structure is also valuable in reinforcing downstream businesses such as pre-mixed concrete. Rinker Materials has no significant unsupported pre-mixed concrete businesses;

•                                          the current strength of and positive outlook for non residential and civil construction (which are estimated to represent approximately 45% of Rinker Materials’ end markets in terms of revenue);

•                                          Rinker Materials has a continuous operational improvement plan which has over the last few years regularly delivered incremental annual savings of around US$50 million. The ability to continue to do this will help maintain or enhance margins although as the business is continually improved further improvements become harder to realise;

•                                          the flow through effects of recent development capital expenditure (and acquisitions) which are not yet fully reflected in earnings and will help to offset the short term effects of the residential downturn (e.g. the full year impact of Keys Concrete);

•                                          Rinker Materials has a long history of making acquisitions (both bolt-on and strategic) which have added substantially to shareholder value (49 since 1998 for a total outlay of more than US$1.9 billion), primarily through more active management (particularly pricing), cost savings generated through shared services, better information flows to managers and incentive structures. While acquisition activity has slowed recently, the platform remains in place and the potential market is substantial. Despite extensive consolidation over the past decade, the heavy construction materials industry in the United States is still highly fragmented (the top seven aggregate companies control only 35% of total United States production). These value adding opportunities would continue to be available to Rinker as a stand alone company. It clearly has the financial capacity to undertake very substantial acquisitions;

•                                          Rinker Materials has inherent growth options through:

•                                          its planned offshore resource development in aggregates; and

•                                          opportunities to extend cement production into other markets (such as Arizona) where it has aggregates and concrete businesses that can underpin the output; and

•                                          the synergies available to potential acquirers. CEMEX has stated it expects to generate approximately US$130 million in annual pre-tax benefits. There are alternative acquirers that management believes could reasonably expect to achieve benefits of at least US$100 million and probably up to the same level as CEMEX’s stated synergies. If earnings are adjusted for, say, US$100 million of synergies, the effective implied multiples are:

Rinker Materials – Effective Implied Multiples Including Synergies

	Variable	Low	High
	(US$ millions)
Multiple of EBITDA(25)
Twelve months ended 30 September 2006	1,335.3	9.7	10.9
Year ending 31 March 2007 (broker median(26))	1,318.7	9.9	11.0
Year ending 31 March 2008 (broker median(24))	1,306.1	10.0	11.1
Multiple of EBIT(23)
Twelve months ended 30 September 2006	1,168.0	11.1	12.4
Year ending 31 March 2007 (broker median(24))	1,153.9	11.3	12.6
Year ending 31 March 2008 (broker median(24))	1,110.2	11.7	13.1

(25)                            EBITDA and EBIT include Rinker Materials’ share of EBITDA and EBIT from equity accounted investments and are before significant and non-recurring items.

(26)                            See Appendix 4 for details of the calculation of broker median forecasts.

However, it should be noted that these multiples cannot strictly be compared to the acquisition multiples from comparable transactions (which exclude earnings benefits from synergies).

At the same time, it is necessary to recognise that:

•                                          the residential sector downturn, particularly in Florida and Arizona, has slowed earnings growth momentum and there are legitimate concerns about the severity of the fall and the timing and extent of any recovery. A prolonged downturn could also put pressure on prices and margins, particularly in concrete. However:

•                                          the earnings for the twelve months ended 30 September 2006 already reflect some impact of the downturn (3-6 months depending on the product line). The year ending 31 March 2007 will incorporate 9-12 months effect;

•                                          Rinker’s overall earnings are not necessarily at a cyclical peak from which they will decline materially. Other important sectors such as non residential and civil are showing solid growth that is expected to continue;

•                                          heavy construction materials is a long term business where growth is fundamentally tied to population growth in the relevant markets. The compounding effect of growth over long periods is the key generator of value rather than short term cyclical conditions in any particular sector;

•                                          there is a reasonable case for expecting some recovery within two years (even if not back to previous peaks). The dynamics, in particular population growth, are different to, for example, the Sydney market which has experienced a prolonged downturn; and

•                                          Rinker Materials’ quarries in South Florida have a limited economic life (of approximately 20 years). To sustain operations beyond this time it will need to replace these reserves. Apart from the difficulties of finding and securing such a significant degree of reserves either in Florida or from an economically viable alternative, it will involve substantial capital expenditure (US$800 million has been assumed in the discounted cash flow analysis). Other things being equal, this issue would warrant lower EBITDA multiples than a comparable aggregates company with very long life reserves.

Rinker Materials has a broad mix of operations including aggregates, cement, concrete and concrete products and gypsum wallboard distribution. The implied multiples are an overall average for the whole business. In this regard, the EBITDA multiple implicitly reflects:

•                                          higher multiples for the aggregates business; and

•                                          lower multiples for cement, concrete and concrete products.

The EBIT multiples implied by the valuation of Rinker Materials, which are broadly in the range 12-14 times, are not demanding compared to the acquisition transactions even before taking account of the superior attributes of Rinker Materials. Most of the acquisitions appear to have implied EBIT multiples in the range 11-13 times.

Accordingly, Grant Samuel believes that the valuation range is supported by the analysis of comparable transactions.

7.3.4                     Operational Synergies

To the extent synergies are unique to a particular acquirer, it is normal valuation practice to exclude such synergies in determining fair value (although they can sometimes be “paid away” by the purchaser to the vendor depending on relative bargaining power).

However, it is normal valuation practice to allow for synergies where they are achievable by more than one party. In this case, there are a number of potential alternative acquirers of Rinker that could achieve synergies through merging their operations in the United States with those of Rinker Materials.

While the nature and extent of such benefits vary from party to party, Rinker management has estimated that the minimum achievable synergies by multiple parties would be at least US$100 million per annum (including corporate head office costs).

Depending on the identity of the potential bidder and the nature of their operations the operating synergies (i.e. apart from head office) could comprise:

•                                          savings in corporate costs that have not been fully allocated to head office (e.g. Chief Executive Officer, Chief Financial Officer);

•                                          savings in operational overhead (regional management, etc.);

•                                          purchasing benefits (hardware, consumables, etc.)

•                                          plant synergies (where there are overlaps);

•                                          tactical pricing in certain product lines;

•                                          cement swaps; and

•                                          reverse synergies through the ability to utilise Rinker’s shared services function to improve the operating performance of the bidder’s operations.

A value for potential synergies at the US$100 million level (less the head office portion) has been incorporated into the value of Rinker Materials (and is explicitly factored into the discounted cash flow analysis). While CEMEX and others could expect to realise synergies of US$130 million and more, Grant Samuel believes the US$100 million is a reasonable estimate of the level of synergies bidders would be prepared to “pay away” in a transaction.

7.3.5                     Lake Belt Litigation

For the purposes of the valuation, Grant Samuel has assumed that the business operations of Rinker Materials continue as usual and no allowance has been made for any adverse finding from the Lake Belt litigation. Grant Samuel believes this is the most sensible judgement to make having regard to the circumstances and the uncertainties:

•                                          Rinker Materials believes the permits were validly issued;

•                                          the underlying case will not be decided for some years;

•                                          the judge has not yet made any interim orders. These could vary from no action (until final determination) to immediate closure of all mining in the area and a vast array of possibilities in between. It is not possible to predict any particular outcome or its likelihood. In any event, there may also be rights of appeal;

•                                          immediate or even near term closure would have far ranging adverse consequences for the state of Florida; and

•                                          the economic consequences of any particular decision are difficult for Rinker Materials to predict (e.g. partial or deferred closure could enhance the value of the existing accessible reserves).

7.4          Readymix

7.4.1       Overview

A value of A$2.6-2.8 billion has been attributed to Readymix. This is equivalent to a value of US$2.0-2.2 billion(27). This valuation range is an overall judgement having regard to:

•                                          the net present values of cash flows in a number of scenarios using a range of different assumptions;

•                                          the multiples of EBITDA and EBIT implied by the acquisition prices of recent transactions involving heavy construction materials companies or businesses; and

•                                          the multiples of EBITDA and EBIT implied by the trading prices of listed heavy construction materials companies.

No synergies are assumed in relation to Readymix as an in-market merger would be likely to face insurmountable competition issues.

7.4.2       Discounted Cash Flow Analysis

Grant Samuel has prepared a high level discounted cash flow analysis of Readymix on the same basis as the model prepared for Rinker Materials. The same limitations, particularly in relation to the inflexibility of the Five Year Plan, apply to Readymix.

As there are less significant uncertainties and complexities attached to Readymix’s outlook compared to Rinker Materials, Grant Samuel has adopted the Five Year Plan as a Base Case for the purposes of its analysis.

The key assumptions underlying the Five Year Plan are set out in Appendix 1. The assumptions used to extend the model for 10 years and to calculate the net present value are also set out in Appendix 1. The main features of the model include the following:

•                                          the Base Case matches the Five Year Plan for the period up to the year ending 31 March 2012, including completion of the Marulan quarry, which is projected to come on stream in 2013;

•                                          the model assumes volume changes for Readymix’s core product categories of aggregates, concrete and concrete pipes and products consistent with high level forward looking projections for population growth in Australia of around 1% per annum;

•                                          pricing for aggregates is assumed to continue to increase at rates of 0.5% in excess of inflation over the term of the model. Pricing for concrete and concrete pipes and products is assumed to increase at around the rate of inflation. These pricing assumptions are in line with historical trends; and

•                                          the model assumes ongoing levels of operating capital expenditure broadly equal to depreciation up until 31 March 2012, after which it falls to around 80% of depreciation to reflect the impact of the new Marulan quarry (which replaces the older, more costly to maintain Penrith Lakes quarry). Development capital expenditure averages over A$90 million per year up until the year ending 31 March 2012 and includes the costs associated with the commissioning of the Marulan quarry. In subsequent years, development capital expenditure is limited to approximately A$20 million.

(27)         Based on an exchange rate of A$1.00 = US$0.77.

The outputs of the model are summarised below:

Readymix Net Present Value ANALYSIS (A$ millions)

	Discount Rate
	10.0%	9.5%
Base Case	2,561	2,794
Sensitivities
All prices are 5% lower than forecast	2,154	2,365
All prices are 5% higher than forecast	2,968	3,224
All volumes are 5% lower than forecast	2,254	2,464
All volumes are 5% higher than forecast	2,867	3,125
Price growth of 1% per annum lower than forecast	1,965	2,144
Price growth of 1% per annum higher than forecast	3,221	3,517

Net present values from discounted cash flow analyses should always be treated with considerable caution. However, the net present values are broadly supportive of the value range for Readymix of A$2.6-2.8 million.

7.4.3       Earnings Multiples Analysis

Summary of Implied Multiples

The valuation of Readymix of A$2.6-2.8 billion implies the following multiples:

Readymix – Implied Multiples

	Variable	Low	High
	(A$ millions)
Multiple of EBITDA (28)
Year ended 31 March 2006	291.3	8.9	9.6
Twelve months ended 30 September 2006	283.8	9.2	9.9
Multiple of EBIT (28)
Year ended 31 March 2006	212.6	12.2	13.2
Twelve months ended 30 September 2006	205.6	12.6	13.6

The multiples implied by median broker forecasts of Readymix’s performance for the years ending 31 March 2007 and 2008 have not been included in the above table as the broker forecasts of Readymix’s performance are sufficiently at variance with the company’s forecasts as to give a misleading impression of the forecast multiples implied by the valuation of Readymix.

Grant Samuel has also considered the implied multiples of earnings for Readymix based on the 2007 Forecast and the first two years of the Five Year Plan.

Market Evidence and Commentary

The same analysis and market evidence as that discussed in Section 7.3.3 of this report in relation to Rinker Materials also applies to Readymix, given their similar market position, structure (i.e. ownership of aggregates and vertically integrated operations) and strategy. However, in Grant Samuel’s opinion, lower multiples than those implied by the valuation of Rinker Materials are appropriate for Readymix. Readymix does not have the same large exposure to high growth regional markets or the strategic importance of Rinker Materials.

(28)         EBITDA and EBIT include Readymix’s share of EBITDA and EBIT from equity accounted investments and are before significant and non-recurring items.

There are more limited opportunities for growth, particularly by acquisition, in Australia and a limited number of potential buyers.

The valuation implies multiples of trailing EBITDA and EBIT for the 12 months ended 30 September 2006 above some of the comparable transactions. However, Grant Samuel believes that these multiples are justified after taking into account:

•                                          Readymix’s position as one of the three leading heavy construction materials companies in a what is a very concentrated industry; and

•                                          the company’s internal forecast of Readymix’s performance for year ending 31 March 2007, which shows a considerable improvement over performance in the 12 months ended 30 September 2006, despite the results for the six months ended 30 September 2006 being relatively flat, reflecting:

•                                          very strong performance in selected regions of Australia which, while offset by weakness in other regions in the six months ended 30 September 2006, is expected to continue and underpin performance in the year ending 31 March 2007;

•                                          a change in the concrete pipes and products product mix to a greater proportion of higher margin, niche products which is also expected to continue; and

•                                          a price increase for concrete that became effective in November 2006 from which Readymix is starting to see a positive impact.

Based on the company’s forecast for Readymix for the year ending 31 March 2007, the implied EBITDA multiples are less than 9 times and the implied EBIT multiples are less than 12 times; and

Grant Samuel has also considered the multiples implied by the valuation of Readymix in the context of its valuation of the Australian operations of Pioneer in January 2000. In the Pioneer valuation, Grant Samuel’s valuation of Pioneer’s Australian operations implied multiples of 7.1-7.7 times historical EBITDA and 10.2-11.1 times historical EBIT. These multiples were based on earnings for the year ended 30 June 1999. The multiples implied by Grant Samuel’s valuation of Readymix are higher (at 9.2-9.9 times trailing EBITDA and 12.6-13.6 times trailing EBIT) but this is appropriate taking into account:

•                                          construction activity in Australia peaked in 1999 (reflecting the impact of construction related to the 2000 Olympics and a pull forward of activity prior to the introduction of the GST in July 2000). In contrast, construction activity was approaching a trough in the 12 months ended 30 September 2006. Lower multiples are normally seen when earnings are at a peak and higher multiples are appropriate during a trough. Indeed,Pioneer’s Australian operations reported considerable growth in the year ended 30 June 1999, with EBITDA (including the contribution from associates) increasing by 26% over the prior year and EBIT (including the contribution from associates) increasing by 34% over the prior year (although the figures for the year ended 30 June 1999 include a small contribution from Hymix Australia Pty Limited, which was acquired by Pioneer in June 1999); and

•                                          the trading multiples of comparable Australian listed companies in January 2000 were below current trading multiples. For example, in January 2000, Boral was trading at a multiple of 6.3 times historical EBITDA whereas it is currently trading at a multiple of 7.0 times historical EBITDA.

Taking all of these factors into account, Grant Samuel believes that the multiples implied by the value attributed to Readymix are reasonable.

7.5          Corporate Overheads

Rinker incurred corporate overheads of US$13.4 million in the 12 months ended 30 September 2006. These corporate overheads represent the costs of managing the Rinker group and include costs associated with:

•                                          senior group executives (such as part of the costs of the Chief Executive Officer, Chief Financial Officer, Company Secretary etc.) and directors;

•                                          being a listed company (such as annual reports and shareholder communications, share registry and listing fees and dividend processing); and

•                                          group services costs (such as strategy, tax, treasury, audit, accounting and human resources).

Corporate overheads excludes costs associated with the management of the Rinker Materials or Readymix businesses which are reflected in the valuation of the business operations.

Any acquirer of Rinker would be able to save listed company costs, which represent approximately 40% of total corporate overheads. However, it is also likely that a number of acquirers of Rinker would be able to eliminate most if not all of the corporate overheads, especially as the most likely acquirers of Rinker would be existing multinational construction materials companies that already have well established management and administrative infrastructures. Rinker’s group corporate overheads are, to some extent, a function of it being an Australian listed company with the majority of its operations in the United States.

Given the nature of the corporate costs and the likely acquirers of Rinker, Grant Samuel has assumed that all of these costs could be eliminated and has therefore not attributed any value to Rinker’s group corporate overheads.

7.6          Real Estate Assets

Grant Samuel has attributed a value of US$300-350 million to Rinker’s real estate assets.

Rinker’s real estate assets are divided into two components:

•                                          a number of surplus properties in the United States and Australia that have been identified for divestment over the next six years; and

•                                          five larger projects that are proposed to be developed (to varying extents) and sold over considerably longer time frames.

Independent valuations of these real estate assets have not been obtained by Rinker. The larger projects in particular are at a relatively early stage. However, the real estate assets are separate assets to Rinker’s business operations and it is appropriate to attribute value to them.

The value attributed to the identified surplus properties has been based on the net present values arrived at by discounting expected future cash flows. The cash flow models have been developed by Rinker and take into account development costs and tax payable on the sale of the real estate. The cash flows have been discounted at higher discount rates than those applied to Rinker’s business operations to reflect the higher risk associated with property development.

The larger, longer term projects are at various stages in the planning process. The values attributed to the development projects in the United States have been based on preliminary net present value calculations prepared by Rinker.

The Penrith Lakes project in Sydney is at a much more advanced development planning stage. The value attributed to the Penrith Lakes project is based on an independent analysis undertaken for Rinker. The low end of the valuation represents Rinker’s 20% share of the after tax cash flow from the sale of the site “as is”. The high end of the valuation represents the net present value of

Rinker’s 20% share of the after tax cash flows from completion of the development proposed under the master plan.

There are certain other realisable property assets such as the residual acreage at Brooksville. The value is potentially significant but is only realisable in the very long term (20 years plus) and no value has been attributed to it.

7.7          Other Assets and Liabilities

Rinker’s other assets and liabilities have been valued in the range US$(36.5)-(46.5) million and represent:

•                                          the fair value of interest rate swaps of US$2.9 million;

•                                          loans to employees of US$0.6 million; and

•                                          outside equity interests in subsidiaries that are not wholly owned by Rinker, which have been valued in the range US$(40)-(50) million. Outside equity interests predominantly comprise a 45% interest in Steel Construction Systems, a manufacturer of steel products in the United States. The value of US$(40)-(50) million is based on capitalisation of the earnings of the business at a relatively low multiple as the earnings of the business have peaked and are expected to decline in the short to medium term. The outside equity interests are a deduction from the value of Rinker.

Rinker has a number of other assets and liabilities on its balance sheet that have not been included in other assets and liabilities for the following reasons:

•                                          the defined benefit superannuation liability of US$18.8 million has been excluded from other liabilities on the basis that Rinker makes regular contributions to the defined benefit superannuation fund and has been advised by its actuaries that its regular contributions do not need to be increased and are sufficient to extinguish the existing shortfall in the short term. The regular contributions are reflected in the cash flows used to value Rinker Materials and Readymix and therefore the liability has not been recognised;

•                                          the provision for restoration and environmental rehabilitation of US$56.7 million is an accounting provision only. The cash outlay required to rehabilitate depleted quarries is reflected in the cash flows used to value Rinker’s real estate assets;

•                                          the provision for uninsured losses and future claims of US$72.0 million has not been included in other liabilities as it is an operating liability relating to self insurance by Rinker;

•                                          loans to associates of US$42.2 million has not been included in other assets as Rinker’s share of the enterprise value of each of the associates (i.e. Rinker’s share of EBITDA from associates) is included in the valuations of Rinker Materials and Readymix and Rinker’s share of external borrowings has been included in Rinker’s net borrowings (refer to Section 7.8 below). As a result, loans to associates have implicitly been recognised in the value of Rinker’s business operations; and

•                                          investments in relation to the Rinker Materials Benefit Restoration and Voluntary Deferral Plan of US$34.0 million have not been included in other assets as Rinker has an equivalent and offsetting liability in its balance sheet to pay this amount to employees on their retirement.

At 30 September 2006, Rinker had tax losses of US$14.8 million that relate to net operating losses incurred by Rinker Materials in Florida (i.e. state tax losses). These tax losses expire over the period from 2012 to 2020. Rinker’s ability to utilise these tax losses is uncertain. Accordingly, no value has been attributed to these tax losses.

7.8          Net Borrowings

Rinker’s net borrowings for valuation purposes are US$1,082.8 million:

Rinker – Net Borrowings for Valuation Purposes

US$ millions
Net borrowings at 30 September 2006	(1,070.1)
Movement in net borrowings in October	52.1
Net borrowings at 31 October 2006	(1,018.0)
Share of net borrowings of associates	(64.8)
Net borrowings for valuation purposes	1,082.8

Share of net borrowings of associates represents Rinker’s 25% share of the net external borrowings of Cement Australia. The Penrith Lakes joint venture, Metromix and the Granite Canyon Joint Venture do not have any material net external borrowings.

The payment of Rinker’s interim dividend of 16.0 Australian cents per share (A$143.2 million or approximately US$110 million) which is payable on 11 December 2006 has not been included in net borrowings on the basis that CEMEX has the right to reduce its offer by an amount equal to the dividend.

8              Evaluation of the CEMEX Offer

8.1          Fairness

Grant Samuel has estimated the full underlying value of Rinker to be in the range US$15.85-17.74 per share. This value includes a premium for control.

The CEMEX Offer is US$13.00 per share and, accordingly, the CEMEX Offer is not fair.

8.2          Premium for Control

The value range of US$15.85-17.74 (A$20.58-23.04) represents a substantial premium over the price of Rinker shares during the three months prior to the announcement of the CEMEX Offer on 27 October 2006 (although it is in line with market trading prices as recent as April/May 2006):

The implied premium of the value range over the share price is summarised below:

Implied Premium of Value Range over Share Price

Date/Period	Premium (%)
26 October 2006 (day prior to announcement)	48-65%
1 week ended 26 October 2006	47-64%
1 month ended 26 October 2006	46-63%
3 months ended 26 October 2006	53-71%

The apparent premium is substantial and is above the level of takeover premiums normally seen in Australia which are typically in the range 20-35% (with a median of around 30%). However, there are a number of factors which have the effect of overstating the premium:

•                                          the Rinker share price has fallen sharply in recent months from levels of over US$15 (A$20). This fall is largely due to emerging information on the residential housing slowdown in Florida and Arizona. A downwards movement in the share price was obviously appropriate to reflect the new reality of sharply reduced activity and reduced prospects. However, it is arguable that the share price may have over-reacted to the news, certainly in driving the price down to a low of US$9.09 (A$12.11) in September 2006 (a fall of over 40% from the June 2006 peak) given:

•                                          the fact that the Florida and Arizona residential markets represent only approximately 30% of Rinker’s total sales;

•                                          the ability to adjust the cost base to help protect earnings; and

•                                          the solid prospects for the non residential and civil markets.

Based on broker consensus forecasts for the year ending 31 March 2007, Rinker’s price earnings multiple fell from over 17 times at the peak to less than 13 times (based on a pre-bid share price of around US$10.80 (A$14.00).

In view of Rinker’s confirmation of guidance for the year ending 31 March 2007 there is a reasonable case that the shares would trade at levels above US$10.80 (A$14.00) in the absence of a takeover offer;

•                                          Rinker has consistently traded at a discount to several of its peer group in terms of earnings multiples. It is unclear why this discount has persisted, particularly given Rinker’s excellent operating performance and earnings growth record since the demerger in 2003. However, it may be partly due to the mismatch between its operational base (over 85% of earnings are generated in the United States) and its status as an Australian incorporated company with a primary listing on the ASX and with approximately 65% of its shareholders being Australian based (as a result of the demerger from CSR). While the United States investor base is increasing this is happening slowly over time. Arguably if Rinker was a conventional United States incorporated and listed company with a United States shareholder base it would trade more in line with its peers; and

•                                          Rinker has an inefficient capital structure in that it is ungeared. Even after the on-market share buyback, Rinker’s net debt at 31 October 2006 was only US$1,018 million or less than one times EBITDA. In Grant Samuel’s view, a more efficient capital structure would create shareholder value well above the pre-bid share price of around A$14.00 (US$10.80) assuming that any tax or other structural impediments could be overcome.

In Grant Samuel’s opinion, Rinker could carry additional debt of, say, US$3.5 billion relatively comfortably. This would result in aggregate net debt of approximately US$4.5 billion, equivalent to approximately 3.3 times EBITDA. Pro forma interest cover for the 12 months ended 30 September 2006 would be:

•                                          EBITDA/Net interest of more than 5 times; and

•                                          EBIT/Net interest of more than 4 times.

Arguably, higher levels of leverage could be sustained, particularly through the use of hybrid capital but the incremental US$3.5 billion is adequate for illustrative purposes.

Assuming a portfolio or trading price earnings ratio of 13 times, theoretical shareholder value would be approximately US$13 (A$17):

Rinker – Shareholder Value with Efficient Capital Structure

	Value per share
	US$	A$
Cash released (US$3.5 billion)(29)	3.91	5.08
Adjusted share price (adjusted EPS of 70 US cents(30) x PE multiple of 13 times)	9.10	11.82
Total shareholder value	13.01	16.90

At the very least this analysis demonstrates that the true premium implied by the valuation is likely to be much lower than the level indicated above.

8.3          Reasonableness

In some takeovers, there are circumstances which suggest that, even though an offer is not fair, it is nevertheless reasonable and should be accepted by shareholders. In Grant Samuel’s view, there are no such circumstances in this case.

The CEMEX Offer price of US$13.00 per share is well below Grant Samuel’s value range of US$15.85-17.74 per share.

It does provide a premium over the pre-bid share price but:

•                                          at around 20% it is below the median takeover premium;

•                                          the analysis set out above indicates that the trading price immediately prior to the CEMEX Offer was below where it could reasonably be expected to have traded if Rinker was appropriately geared. In these circumstances the premium would be minimal;

•                                          Rinker has a widely dispersed shareholder register with only two institutional shareholders holding more than 5%. Accordingly, it is not already controlled and it is open for other parties to acquire control;

•                                          Rinker shares have consistently traded at above US$13.00 since the CEMEX Offer was announced; and

•                                          there is a realistic prospect that a higher offer than US$13.00 per share will be made to Rinker shareholders, either by CEMEX or by an alternative bidder. Given the strategic value of Rinker to CEMEX and the level of synergies available to CEMEX, it is not unreasonable to expect that CEMEX would be prepared to increase its offer price to secure control of Rinker if it receives minimal acceptances of its current offer. Notwithstanding the size of Rinker, there are parties other than CEMEX that could be interested in acquiring Rinker. While the number of realistic candidates may be limited, and may have other current priorities or face other constraints, Rinker is a very strategically attractive business and it would only require one counter bidder to come forward. CEMEX has a relevant interest in only 1,000 Rinker shares, which does not represent an impediment to an alternative offeror.

Accordingly, in Grant Samuel’s opinion, the CEMEX Offer is not reasonable. From one perspective, selling control of Rinker at US$13.00 would be akin to giving CEMEX a free option over the potential value from a recovery in the Florida and Arizona residential housing markets.

(29)         Ignoring tax implications for shareholders.

(30)         Adjusted earnings per share calculated based on results for the 12 months ended 30 September 2006 and assuming interest at a rate of 6% on net debt of US$4,518 million, a tax rate of 35% and 895.1 million issued shares.

Equally, it needs to be recognised that rejection of the CEMEX Offer carries risks. If the CEMEX Offer lapses and no counter bidder emerges, it is likely that the Rinker share price will fall back towards pre-bid levels. At the same time, there are grounds for believing that the shares are likely to trade at levels above the pre-bid price of around US$10.80 (A$14.00) and could trade at levels approaching the CEMEX Offer in the foreseeable future if market conditions, particularly for residential housing, begin to improve or if there is some kind of financial restructuring.

However, there can be no assurance that the share price will achieve these levels. Shareholders will be exposed to the future performance of Rinker and in particular the risk that the residential building cycle in the United States has not bottomed. Given the unprecedented highs to which the residential market rose, it is difficult to determine a “normal” level of activity with a high degree of reliability. Shareholders will also be exposed to the vagaries of future equity market conditions and to risks associates with the business including operational and legal risks (e.g. the Lake Belt litigation).

8.4          Shareholder Decision

The decision of each shareholder as to whether to accept the CEMEX Offer is a matter for individual shareholders based on each shareholder’s views as to value and future market conditions, risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. If in any doubt, shareholders should consult an independent professional adviser.

9              Qualifications, Declarations and Consents

9.1          Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages specialist funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 365 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Wilson MCom (Hons) CA (NZ) SF Fin and Jaye Gardner BCom LLB (Hons) CA F Fin. Each has a significant number of years of experience in relevant corporate advisory matters. James Lilico BSc (Hons) MSc and Joan Coffey BEc (Hons) assisted in the preparation of parts of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

9.2          Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to whether the CEMEX Offer is fair and reasonable to Rinker shareholders. Grant Samuel expressly disclaims any liability to any Rinker shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Target’s Statement issued by Rinker and has not verified or approved any of the contents of the Target’s Statement. Grant Samuel does not accept any responsibility for the contents of the Target’s Statement (except for this report).

9.3          Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Rinker or CEMEX that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the CEMEX Offer. Grant Samuel advises that a Grant Samuel group executive holds a parcel of less than 4,000 shares in Rinker.

Grant Samuel had no part in the formulation of the CEMEX Offer. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the CEMEX Offer. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

9.4          Declarations

Rinker has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report.  This indemnity will not apply to the extent that any liability is determined by the courts, with all appeal rights exhausted, to be attributable to the negligence, wilful misconduct, dishonesty, fraud, breach of law or breach of agreement of, or by, Grant Samuel. Rinker has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been negligent, dishonest, fraudulent, in breach of law, in breach of agreement or to have engaged in wilful misconduct Grant Samuel shall bear the costs that are attributable to its action. Any claims by Rinker are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to Rinker and its advisers. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

9.5          Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Target’s Statement to be sent to shareholders of Rinker. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

9.6          Other

The accompanying letter dated 28 November 2006 and the Appendices form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

28 November 2006

Appendix 1

Discounted Cash Flow Model Assumptions

1              Rinker Materials

1.1          General Assumptions

The following general assumptions have been made in the Rinker Materials financial model:

•                                          inflation of 2% per annum; and

•                                          corporate tax rate of 35%. Where the effective tax rate used by Rinker Materials for a particular business unit is greater or less than 35%, that tax rate has been used. The average effective tax rate used by Rinker Materials across the business units is approximately 35%.

1.2          Five Year Plan Assumptions

The main assumptions underlying the Rinker Materials Five Year Plan are:

•                                          volume changes for Rinker Materials’ core product categories of aggregates, cement, concrete and concrete products consistent with high level forward looking projections for the residential, non residential and civil sectors in the key geographic areas where Rinker Materials has operations. Residential housing related volumes are based on the planning assumptions set out in Section 5.4. Concrete volumes grow at a higher rate, particularly in Rinker West (Arizona, etc.). Specific adjustments have been made by local management to reflect local market conditions. Overall aggregates and cement volumes grow by a little over 2% per annum between the year ending 31 March 2007 and the year ending 31 March 2012;

•                                          output from the South Florida quarries is reduced in the first two years as part of a management plan to restrict production (having regard to the Lake Belt litigation);

•                                          aggregate pricing is generally assumed to remain reasonably strong. The scarcity of aggregates, at least in Florida, underpins continued price increases well above inflation (in the order of 5-7% per annum) despite the soft residential market and the substantial price increases over the last 2-3 years. Margins improve significantly over time;

•                                          following a price rise in January 2007 (discounted for conservatism), cement prices are assumed to be flat for approximately three years to allow for the impact of a potential market dislocation as new cement production by Rinker and others comes on stream with some improvement in the last two years;

•                                          the plan allows for Rinker’s new cement facility to come on stream in 2008, increasing EBIT contribution by replacing an equivalent amount of imported volume;

•                                          concrete prices in Florida are flat through to 2008 and grow modestly over the next three years. The result is that margins in this period are approximately 3-4% below levels achieved in 2006 because of increases in aggregate and cement prices but start to improve slightly in the last two years. Concrete prices in Arizona rise steadily over the period;

•                                          the spread on gypsum declines sharply from the record levels of the last two years as new capacity comes on stream. The spread improves from the year ending 31 March 2009;

•                                          the plan allows for:

•                                          capital expenditure of US$220 million on the extension of the Brooksville cement plant by 2008; and

•                                          investment of over US$300 million to develop an offshore aggregate supply (by 2011) although volume is not fully ramped up by 2012.

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1.3          10 Year Extension Assumptions

In extending the Rinker Materials model Grant Samuel has made the following key assumptions as a base from which variations are calculated:

•                                          long term volume growth based on forecast population growth (2% for Florida and 2.5% for Arizona);

•                                          aggregate price increases of 1% above inflation in Florida and 0.5% above inflation in Arizona;

•              price increases for cement and concrete that are designed to ensure relatively consistent margins;

•                                          operating costs for each business unit have been segmented into variable and fixed costs based on estimates by management of Rinker Materials. The variable cost component varies between 76% and 91%;

•                                          operational capital expenditure is generally equal to depreciation. Stay in business capital expenditure is considered to be less than depreciation so this assumption allows for some ongoing development expenditure in the businesses to meet volume growth. In addition, certain major capital items are allowed for:

•                                          the projected need for further cement production capacity in approximately 10 years to offset increasing reliance on cement imports (as the market continues to grow). An amount broadly equivalent to the cost of the current Brooksville expansion has therefore been incorporated as development capital expenditure for the cement business in the latter years of the model;

•                                          investment of US$800 million (in 2006 $) over a number of years to have replaced the South Florida quarry capacity by Year 15 in advance of the end of its economic life (approximately 20 years). In this context, the valuation implicitly assumes that Rinker Materials is able to find and develop such reserves and that their landed costs are similar to existing production costs; and

•                                          further expenditure on replacing and replenishing aggregate reserves;

•                                          change in working capital is based on a percentage of the change in sales using the average relationship in the Five Year Plan;

•                                          no acquisitions during the period; and

•                                          operating synergies of $US100 million (less the head office portion) are assumed.

1.4          Value Parameters

To calculate the net present value:

•                                          a discount rate of 8.5-9.0% is applied to nominal ungeared after tax cash flows; and

•                                          the model runs from 1 November 2006 for a 15 year period to 31 March 2022 with a terminal value. The terminal value at 31 March 2022 is based on the perpetuity formula and a nominal terminal growth rate of 2% (i.e. assuming no volume growth from Year 15 onwards).

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2              Readymix

2.1          General Assumptions

The following general assumptions have been made in the Readymix financial model:

•                                          inflation of approximately 3% per annum; and

•                                          corporate tax rate of 30%.

2.2          Five Year Plan Assumptions

The main assumptions underlying the Readymix Five Year Plan are:

•                                          aggregates and concrete pipes and products volumes fall in the first few years but then recover in the years ending 31 March 2011 and 2012, reflecting current and expected future levels of construction activity in Readymix’s markets. Australian concrete volumes grow reasonably steadily over the Five Year Plan period, at an average annual rate of just over 1%. In China, concrete volumes are forecast to grow at a substantially higher rate over the initial years (off a low base) but flatten out by 2012 as the concrete plant reaches capacity;

•                                          aggregate prices are forecast to increase at a rate above inflation over the Five Year Plan period, reflecting their scarcity value. Concrete and concrete pipes and products prices are forecast to increase at around inflation, although concrete product prices in particular show stronger growth in earlier years;

•                                          the result is that margins in this period increase slightly over the margin achieved in the year ended 31 March 2006, although they remain relatively flat for the duration of the Five Year Plan;

•                                          the Five Year Plan allows for:

•                                          operating capital expenditure of approximately A$60 million per year (equal to approximately 100% of depreciation); and

•                                          development capital expenditure of over A$500 million which includes the development costs associated with the Marulan quarry (the replacement for the Penrith Lakes quarry) and the cost of replacing nine smaller quarries over the period; and

•                                          the EBITDA contribution from Cement Australia grows on average by approximately 9% per annum over the Five Year Plan period and the EBITDA contribution from Metromix grows at approximately 5% per annum. Penrith Lakes is assumed to break even and does not contribute to EBITDA or EBIT.

2.3          10 Year Extension Assumptions

In extending the Readymix model, Grant Samuel has made the following key assumptions:

•                                          long term volume growth based on forecast population growth in Australia of around 1% per annum. Concrete volumes in China are projected to remain flat;

•                                          aggregate price increases of 0.5% above inflation and concrete and concrete pipe and products price increases of around inflation;

•                                          operating costs have been segmented into variable and fixed costs based on estimates by management of Readymix. The variable cost component is approximately 75% of total costs. Some margin improvement is allowed for from the year ending 31 March 2013 to reflect the cost efficiencies from the Marulan quarry coming on stream;

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•                                          the average rate of growth for Cement Australia is pulled back to approximately 5% per annum on the basis that the higher rate of growth in the Five Year Plan is not sustainable over the long term. Depreciation is assumed to remain constant. Readymix’s share of Cement Australia’s capital expenditure is forecast to be A$5 million per year, increasing by inflation;

•                                          in the year ending 31 March 2013, operating capital expenditure is calculated as 80% of depreciation in the prior year on the basis that a lower level of operating capital expenditure would be required following the commissioning of the Marulan quarry. In subsequent years, this level of capital expenditure is increased by inflation;

•                                          development capital expenditure of A$20 million has been assumed, increasing by inflation each year. This amount of development capital expenditure is considered by management of Readymix to be sufficient for the development of ongoing reserves; and

•                                          average working capital has been calculated as 12% of sales.

2.4          Value Parameters

To calculate the net present value:

•                                          a discount rate of 9.5-10.0% is applied to nominal ungeared after tax cash flows; and

•                                          the model runs from 1 November 2006 for a 15 year period to 31 March 2022 with a terminal value. The terminal value at 31 March 2022 is based on the perpetuity formula and a nominal terminal growth rate of 3%.

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Appendix 2

Selection of Discount Rates

1              Overview

The following discount rates have been selected by Grant Samuel to apply to the forecast nominal ungeared after tax cash flows for the business operations of Rinker Group Limited (“Rinker”):

•              8.5-9.0% for Rinker Materials (United States); and

•              9.5-10.0% for Readymix (Australia).

Selection of the appropriate discount rate to apply to the forecast cash flows of any business enterprise is fundamentally a matter of judgement. The valuation of an asset or business involves judgements about the discount rates that may be utilised by potential acquirers of that asset. There is a body of theory which can be used to support that judgement. However, a mechanistic application of formulae derived from that theory can obscure the reality that there is no “correct” discount rate. Despite the growing acceptance and application of various theoretical models, it is Grant Samuel’s experience that many companies rely on less sophisticated approaches. Many businesses use relatively arbitrary “hurdle rates” which do not vary significantly from investment to investment or change significantly over time despite interest rate movements. Valuation is an estimate of what real world buyers and sellers of assets would pay and must therefore reflect criteria that will be applied in practice even if they are not theoretically correct. Grant Samuel considers the rates adopted to be reasonable discount rates that acquirers would use irrespective of the outcome or shortcomings of applying any particular theoretical model.

The discount rates that Grant Samuel has adopted are reasonable relative to the rates derived from theoretical models. The discount rates represent an estimate of the weighted average cost of capital (“WACC”) appropriate for these assets. Grant Samuel has calculated WACCs based on a weighted average of the cost of equity and the cost of debt. This is the relevant rate to apply to ungeared cash flows. There are three main elements to the determination of an appropriate WACC. These are:

•              cost of equity;

•              cost of debt; and

•              debt/equity mix.

WACC is a commonly used basis but it should be recognised that it has shortcomings in that it:

•              represents a simplification of what are usually much more complex financial structures; and

•              assumes a constant degree of leverage which is seldom correct.

The cost of equity has been derived from application of the Capital Asset Pricing Model (“CAPM”) methodology. The CAPM is probably the most widely accepted and used methodology for determining the cost of equity capital. There are more sophisticated multivariate models which utilise additional risk factors but these models have not achieved any significant degree of usage or acceptance in practice. However, while the theory underlying the CAPM is rigorous the practical application is subject to shortcomings and limitations and the results of applying the CAPM model should only be regarded as providing a general guide. There is a tendency to regard the rates calculated using CAPM as inviolate. To do so is to misunderstand the limitations of the model. For example:

•              the CAPM theory is based on expectations but uses historical data as a proxy. The future is not necessarily the same as the past;

•              the measurement of historical data such as risk premia and beta factors is subject to very high levels of statistical error. Measurements vary widely depending on factors such as source, time period and sampling frequency;

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•              the measurement of beta is often based on comparisons with other companies. None of these companies is likely to be directly comparable to the entity for which the discount rate is being calculated and may operate in widely varying markets;

•              parameters such as the debt/equity ratio and risk premium are based on subjective judgements; and

•              there is not unanimous agreement as to how the model should adjust for factors such as taxation. The CAPM was developed in the context of a “classical” tax system. Australia’s system of dividend imputation has a significant impact on the measurement of net returns to investors.

The cost of debt has been determined by reference to the pricing implied by the debt markets in the United States and Australia. The cost of debt represents an estimate of the expected future returns required by debt providers. In determining the appropriate cost of debt over the forecast period, regard was had to debt ratings of comparable companies.

Selection of an appropriate debt/equity mix is a matter of judgement. The debt/equity mix represents an appropriate level of gearing, stated in market value terms, for the business over the forecast period. The relevant proportions of debt and equity have been determined having regard to the financial gearing of the industry in general and comparable companies, and judgements as to the appropriate level of gearing considering the nature and quality of the cash flow stream.

The following sections set out the basis for Grant Samuel’s determination of the discount rates for Rinker’s business operations and the factors which limit the accuracy and reliability of the estimates.

2              Definition and Limitations of the CAPM and WACC

The CAPM provides a theoretical basis for determining a discount rate that reflects the returns required by diversified investors in equities. The rate of return required by equity investors represents the cost of equity of a company and is therefore the relevant measure for estimating a company’s weighted average cost of capital. The CAPM is based on the assumption that investors require a premium for investing in equities rather than in risk free investments (such as United States and Australian government bonds). The premium is commonly known as the market risk premium and notionally represents the premium required to compensate for investment in the equity market in general.

The risks relating to a company or business may be divided into specific risks and systematic risks. Specific risks are risks that are specific to a particular company or business and are unrelated to movements in equity markets generally. While specific risks will result in actual returns varying from expected returns, it is assumed that diversified investors require no additional returns to compensate for specific risk, because the net effect of specific risks across a diversified portfolio will, on average, be zero. Portfolio investors can diversify away all specific risk.

However, investors cannot diversify away the systematic risk of a particular investment or business operation. Systematic risk is the risk that the return from an investment or business operation will vary with the market return in general. If the return on an investment was expected to be completely correlated with the return from the market in general, then the return required on the investment would be equal to the return required from the market in general (i.e. the risk free rate plus the market risk premium).

Systematic risk is affected by the following factors:

•              financial leverage: additional debt will increase the impact of changes in returns on underlying assets and therefore increase systematic risk;

•              cyclicality of revenue: projects and companies with cyclical revenues will generally be subject to greater systematic risk than those with non-cyclical revenues; and

•              operating leverage: projects and companies with greater proportions of fixed costs in their cost structure will generally be subject to more systematic risk than those with lesser proportions of fixed costs.

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The CAPM postulates that the return required on an investment or asset can be estimated by applying to the market risk premium a measure of systematic risk described as the beta factor. The beta for an investment reflects the covariance of the return from that investment with the return from the market as a whole. Covariance is a measure of relative volatility and correlation. The beta of an investment represents its systematic risk only. It is not a measure of the total risk of a particular investment. An investment with a beta of more than one is riskier than the market and an investment with a beta of less than one is less risky. The discount rate appropriate for an investment which involves zero systematicrisk would be equal to the risk free rate.

The formula for deriving the cost of equity using the CAPM is as follows:

Re	=	Rf + Beta (Rm – Rf)

Where:
Re	=	the cost of equity capital;
Rf	=	the risk free rate;
Beta	=	the beta factor;
Rm	=	the expected market return; and
Rm - Rf	=	the market risk premium.

The beta for a company or business operation is normally estimated by observing the historical relationship between returns from the company or comparable companies and returns from the market in general. The market risk premium is estimated by reference to the actual long run premium earned on equity investments by comparison with the return on risk free investments.

The formula conventionally used to calculate a WACC under a classical tax system is as follows:

WACC	=	(Re x E/V) + (Rd x (1-t) x D/V)

Where:
E/V	=	the proportion of equity to total value (where V = D + E);
D/V	=	the proportion of debt to total value;
Re	=	the cost of equity capital;
Rd	=	the cost of debt capital; and
t	=	the corporate tax rate

The models, while simple, are based on a sophisticated and rigorous theoretical analysis. Nevertheless, application of the theory is not straightforward and the discount rate calculated should be treated as no more than a general guide. The reliability of any estimate derived from the model is limited. Some of the issues are discussed below:

•              Risk Free Rate

Theoretically, the risk free rate used should be an estimate of the risk free rate in each future period (i.e. the one year spot rate in that year if annual cash flows are used). There is no official “risk free”rate but rates on government securities are typically used as an acceptable substitute. More importantly, forecast rates for each future period are not readily available. In practice, medium to long term Treasury Bond rates are used as a substitute in the United States and the long term Commonwealth Government Bond rate is used in Australia. It should be recognised that the yield to maturity of a long term bond is only an average rate and where the yield curve is strongly positive (i.e. longer term rates are significantly above short term rates) the adoption of a single long term bond rate has the effect of reducing the net present value where the major positive cash flows are in the initial years. The long term bond rate is therefore only an approximation.

The 10 year bond rate is a widely used and accepted benchmark for the risk free rate. Where the forecast period exceeds 10 years, an issue arises as to the appropriate bond to use. While longer term bond rates are available, the 10 year bond market is the deepest long term bond market in Australia and is a widely used and recognised benchmark. There is a very limited market for bonds of more than 10 years. In the United States, there are deeper markets for longer term bonds. The 30 year bond rate is a widely used benchmark although a 10 year rate is also widely used (as a 10 yearzero coupon bond has a similar “duration” to equities). However, long term rates accentuate the distortions of the yield curve on cash flows in early years. In any event, a single long term bond rate matching the term of the cash flows is no more theoretically correct than using a 10 year rate. More importantly, the 10 year rate is the standard benchmark used in practice.

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In practice, Grant Samuel believes acquirers would use a common rate. The 10 year bond rate can be regarded as an acceptable standard risk free rate for medium to long term cash flows, particularly given its wide use.

•              Market Risk Premium

The market risk premium (Rm - Rf) represents the “extra” return that investors require to invest in equity securities as a whole over risk free investments. This is an “ex-ante” concept. It is the expected premium and as such it is not an observable phenomenon. The historical premium is therefore used as a proxy measure. The premium earned historically by equity investments is calculated over a time period of many years, typically at least 30 years. This long time frame is used on the basis that short term numbers are highly volatile and that a long term average return would be a fair indication of what most investors would expect to earn in the future from an investment in equities with a 5-10 year time frame.

In the United States it is generally believed that the premium is in the range of 5-6% but there are widely varying assessments (from 3% to 9%). Australian studies have been more limited but indicate that the long run average premium has been in the order of 6% using a geometric average (and is in the order of 8% using an arithmetic average) measured over more than 100 years of data(1).Even an estimate based over a very long period such as 100 years is subject to significant statistical error. Given the volatility of equity market returns it is only possible to state that the “true” figure lies within a range of approximately 2-10% at a 95% confidence level (using the geometric average).

In addition, the market risk premium is not constant and changes over time. At various stages of the market cycle investors perceive that equities are more risky than at other times and will increase or decrease their expected premium. Indeed, there are arguments being put forward at the present time that the risk premium is now lower than it has been historically. This view is reflected in the recent update of the Officer Study(2) which indicates that (based on the addition of 17 years of data to 2004) the long term arithmetic average in Australia has declined to 7.17% from 7.94%.

In the absence of controls over capital flows, differences in taxation and other regulatory and institutional differences, it is reasonable to assume that the market risk premium should be approximately equal across markets which exhibit similar risk characteristics. Accordingly, it is reasonable to assume similar market risk premiums for first world countries enjoying political economic stability, such as Australia, the United States, Japan, the United Kingdom and various western European countries.

In practice, market risk premiums of 5-7% are typically adopted in Australia and slightly lower market risk premiums of 5-6% are typically adopted in the United States.

•              Beta Factor

The beta factor is a measure of the expected covariance (i.e. volatility and correlation of returns) between the return on an investment and the return from the market as a whole. The expected beta factor cannot be observed. The conventional practice is to calculate an historical beta from past share price data and use it as a proxy for the future but it must be recognised that the expected beta is not necessarily the same as the historical beta. A company’s relative risk does change over time.

(1)           See, for example, R.R. Officer in Ball, R., Brown, P., Finn, F. J. & Officer, R. R., “Share Market and Portfolio Theory: Readings and Australian Evidence” (second edition), University of Queensland Press, 1989 (“Officer Study”) which was based on data for the period 1883 to 1987 and therefore was undertaken prior to the introduction of dividend imputation in Australia.

(2)           Gray, S. and Officer, R.R., “A Review of the Market Risk Premium and Commentary on Two Recent Papers: A Report prepared for the Energy Networks Association”, August 2005.

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The appropriate beta is the beta of the company being acquired rather than the beta of the acquirer (which may be in a different business with different risks). Betas for the particular subject company may be utilised. However, it is also appropriate (and may be necessary if the investment is not listed) to utilise betas for comparable companies and sector averages (particularly as those may be more reliable).

However, there are very significant measurement issues with betas which mean that only limited reliance can be placed on such statistics. Even measurement of historical betas is subject to considerable variation. There is no “correct” beta.

•              Debt/Equity Mix

The tax deductibility of the cost of debt means that the higher the proportion of debt the lower the WACC, although this would be offset, at least in part, by an increase in the beta factor as leverage increases.

The debt/equity mix assumed in calculating the discount rate should be consistent with the level implicit in the measurement of the beta factor. Typically, the debt/equity mix changes over time and there is significant diversity in the levels of leverage across companies in a sector. There is a tendency to calculate leverage at a point in time whereas the leverage should represent the average over the period the beta was measured. This can be difficult to assess with a meaningful degree of accuracy.

The measured beta factors for listed companies are “equity” betas and reflect the financial leverage of the individual companies. It is possible to deleverage beta factors to derive asset betas and releverage betas to reflect a more appropriate or comparable financial structure. In Grant Samuel’s view this technique is subject to considerable estimation error. Deleveraging and releveraging betas exacerbates the estimation errors in the original beta calculation and gives a misleading impression as to the precision of the methodology. Deleveraging and releveraging is also incorrectly calculated based on debt levels at a single point in time.

In addition, the actual debt and equity structures of most companies are typically relatively complex. It is necessary to simplify this for practical purposes in this kind of analysis.

Finally, it should be noted that, for this purpose, the relevant measure of the debt/equity mix is based on market values not book values.

•              Specific Risk

The WACC is designed to be applied to “expected cash flows” which are effectively a weighted average of the likely scenarios. To the extent that a business is perceived as being particularly risky, this specific risk should be dealt with by adjusting the cash flow scenarios. This avoids the need to make arbitrary adjustments to the discount rate which can dramatically affect estimated values, particularly when the cash flows are of extended duration or much of the business value reflects future growth in cash flows. In addition, risk adjusting the cash flows requires a more disciplined analysis of the risks that the valuer is trying to reflect in the valuation.

However, it is also common in practice to allow for certain classes of specific risk (particularly sovereign and other country specific risks) in a different way by adjusting the discount rate applied to forecast cash flows.

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3          Calculation of WACC for Rinker’s Business Operations

3.1  Cost of Equity Capital

The cost of equity capital has been estimated by reference to the CAPM.  Grant Samuel has adopted a cost of equity capital of:

•       10.0% for Rinker Materials (United States); and

•       11.5% for Readymix (Australia).

The assumptions, judgements and estimates upon which these costs of equity are based are as follows:

•       Risk-Free Rate

Grant Samuel has adopted a risk free rate of 4.6% for Rinker Materials in the United States and 5.6% for Readymix in Australia.  The risk free rate approximates the current yield to maturity on 10 year United States Government bonds and 10 year Australian Government bonds respectively.

•       Market Risk Premium

Grant Samuel has consistently adopted a market risk premium of 6.0% for Australia and believes that, particularly in view of the general uncertainty, this continues to be a reasonable estimate.  It is:

•        not statistically significantly different to the premium suggested by the historical data;

•        similar to that used by a wide variety of analysts and practitioners; and

•        the same as that adopted by most regulatory authorities in Australia.

A market risk premium of 5.5% has been adopted for Rinker Materials in the United States.  While recognising the uncertainties attached to such estimates, Grant Samuel believes 5.5% is within the range of generally accepted figures of long term market risk premiums in the United States.

Some research analysts and other valuers may use even lower premiums.  Overall, Grant Samuel believes 5.5% and 6.0% to be reasonable, if not conservative, estimates.

•       Beta Factor

Grant Samuel has adopted a beta factor of 1.0 for the purposes of valuing Rinker’s business operations.

Grant Samuel has considered the beta factors for a wide range of heavy construction materials companies in determining an appropriate beta for Rinker’s business operations. The betas have been calculated on two bases relative to each company’s home exchange index and relative to the Morgan Stanley Capital International Developed World Index (“MSCI”), an international equities market index that is widely used as a proxy for the global stockmarket as a whole.

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A summary of betas for selected comparable listed companies is set out in the table below:

Equity Beta Factors for Selected Listed Heavy Construction Materials Companies

					Monthly
		Monthly Observations			Observations
		over four years			over five years
		AGSM/	Bloomberg(4)		Bloomberg
	Market	Ibbotson/	Local		Local
Company	Capitalisation	LSE(3)	Index	MSCI(5)	Index	MSCI
	(millions)
Rinker	US$9,487.7	1.69	1.58	1.15	na	na
Australia
Boral	A$4,374.4	0.92	0.90	0.55	0.88	0.57
James Hardie	US$3,166.8	0.81	1.06	0.89	0.94	0.96
Adelaide Brighton	A$1,371.6	0.96	0.74	0.57	0.76	0.60
International
CEMEX	US$24,469.8	na	1.11	1.24	1.08	1.24
Vulcan Materials	US$9,027.6	1.02	1.02	1.11	1.00	1.08
Martin Marietta	US$4,425.9	0.96	0.98	1.06	0.97	1.03
Florida Rock	US$2,961.5	1.21	1.30	1.35	1.13	1.17
Texas Industries	US$1,676.8	1.60	1.32	1.34	1.35	1.37
US Concrete	US$243.5	0.77	0.96	1.11	0.79	0.87
Holcim	CHF27,706.7	na	1.24	1.34	1.21	1.24
Hanson	£5,357.9	1.27	1.23	1.23	1.20	1.12
CRH	€15,596.8	1.36	1.24	1.35	1.13	1.29
Lafarge	€19,956.7	na	1.00	1.23	0.94	1.10
HeidelbergCement	€12,394.7	na	0.86	1.34	0.86	1.22
Titan Cement	€3,609.2	na	0.70	0.73	0.68	0.75
Minimum		0.77	0.70	0.55	0.68	0.57
Maximum		1.60	1.32	1.35	1.35	1.37
Median		0.99	1.01	1.23	0.96	1.10
Weighted average		1.07	1.04	1.19	0.99	1.12

Source: AGSM, Ibbotson, London Business School, Bloomberg

The figures in the above table indicate that heavy construction materials companies generally have betas of approximately 1.0, indicating that the industry is correlated closely with the market as a whole.  Notable features of the data include:

•       the lower betas for Australian building materials companies; and

•       the lower betas for United States aggregates companies (Vulcan Materials Company (“Vulcan Materials”), Martin Marietta Materials, Inc. (“Martin Marietta”)) compared to those with greater downstream or cement interests.

(3)     Australian beta factors calculated by the Australian Graduate School of Management (“AGSM”) as at 30 June 2006 have been calculated over a period of 48 months using ordinary least squares regression or the Scholes-Williams technique where the stock is thinly traded. United States beta factors calculated by Ibbotson Associates (“Ibbotson”) as at 30 June 2006 have been calculated over a period of 60 months using ordinary least squares regression or the Scholes-Williams technique (including lag) where the stock is thinly traded. United Kingdom beta factors calculated by the London Business School as at 30 September 2006 have been calculated over a period of 60 months using ordinary least squares regression.

(4)     Grant Samuel understands that betas estimated by Bloomberg are not calculated strictly in conformity with accepted theoretical approaches to the estimation of betas (i.e. they are based on regressing total returns rather than the excess return over the risk free rate). However, in Grant Samuel’s view the Bloomberg beta estimates can still provide a useful insight into the systematic risks associated with companies and industries. The figures used are the Bloomberg “adjusted” betas.

(5)     MSCI is calculated using local currency so that there is no impact of currency changes in the performance of the index.

7

Rinker’s beta factor is 1.69 as measured against the Australian share market by the Australian Graduate School of Management (“AGSM”) (6), 1.58 as measured against the Australian sharemarket by Bloomberg and 1.15 as measured against the MSCI by Bloomberg. These betas are high in comparison to the betas of other comparable heavy construction materials companies. This may be explained by:

•     Rinker having only been listed on the Australian Stock Exchange since March 2003. As a result, its betas have been calculated using monthly observations over a three year period. Betas measured over shorter time frames are prone to higher levels of volatility; and

•     the majority of Rinker’s earnings (approximately 85%) being generated from its business operations in the United States. It is probably more appropriate to consider returns from Rinker shares in comparison to returns from the United States share market (rather than the Australian share market or an international comparison). Rinker’s beta factor is 0.92 as measured against the S&P 500 by Bloomberg. This is more consistent with, and in fact slightly below the betas of Vulcan Materials and Martin Marietta.

Rinker’s business operations are most comparable to those construction materials companies that primarily produce concrete, block, asphalt and aggregates in the United States, particularly Florida and Arizona. In terms of product mix and geographical markets Florida Rock Industries, Inc. (“Florida Rock”) is perhaps the most directly comparable company. However, Florida Rock is significantly smaller than Rinker and the majority of the comparable companies set out in the above table, a factor which may contribute to its slightly higher beta. Conversely, the historical beta of each comparable company is also inextricably linked to the gearing level of that company. Florida Rock’s average gearing over the last five years has been less than 2%, which should result it in having a lower than average beta. These inconsistencies highlight the unreliability of individual company betas. As a result, it is often more appropriate to place more weight on industry sector average betas.

The beta of the Bloomberg United States Building Materials Index against the S&P 500 Index (over five years) is 1.03 (adjusted).

Taking all of these factors into account, Grant Samuel believes that a beta of 1.0 is a reasonable estimate of the appropriate beta for Rinker’s business operations in both the United States and Australia when used in conjunction with a “local” market risk premium. There is no compelling case for utilising different betas in the United States and Australia as the drivers of the two businesses are fundamentally the same.

•       Cost of equity capital

Using the CAPM formula of Re = Rf + Beta (Rm – Rf) and the estimates set out above, the cost of equity capital can be calculated to be 10.0% for Rinker Materials in the United States and 11.5% for Readymix in Australia.

Rinker Materials (United States)			Readymix (Australia)

Re	=	Rf + Beta (Rm-Rf)	Re	=	Rf + Beta (Rm-Rf)
	=	4.6% + (1 x 5.5%)		=	5.6% + (1 x 6.0%)
	=	10.1%		=	11.6%
Say		10.0%	Say		11.5%

(6)     Using the Ordinary Least Squares technique, which is considered to be more appropriate unless a stock is thinly traded. Rinker is not considered by AGSM tests to be thinly traded.

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3.2      Debt/Equity Mix

The selection of the appropriate debt/equity ratio involves perhaps the most subjectivity of discount rate selection analysis. In determining an appropriate debt/equity mix, regard was had to gearing levels of selected comparable listed Australian and international heavy construction materials companies and the nature and quality of the cash flow stream from Rinker’s business operations in the United States and Australia.

Gearing levels for selected listed companies in the Australian and international heavy construction materials sector over the past five years are set out below:

Gearing Levels(7) for Selected Listed Heavy Construction Materials Companies

	Financial Year Ended					Average
	2002	2003	2004	2005	Current (8)	Four year	Five year

Rinker	na	16.5%	7.8%	2.3%	10.1%	9.2%	9.2%
Australia
Boral	29.0%	20.7%	20.0%	27.1%	26.4%	23.5%	24.6%
James Hardie	-4.3%	4.6%	3.2%	-0.5%	1.3%	2.1%	0.9%
Adelaide Brighton	32.4%	21.9%	21.5%	16.7%	15.8%	19.0%	21.6%
International
Vulcan Materials	16.7%	16.6%	7.7%	0.9%	2.7%	7.0%	8.9%
Martin Marietta	29.7%	31.3%	23.0%	16.4%	12.6%	20.8%	22.6%
Florida Rock	6.9%	0.4%	1.6%	-0.4%	-3.2%	-0.4%	1.1%
Texas Industries	46.0%	59.1%	45.7%	34.6%	14.5%	38.5%	40.0%
US Concrete	48.8%	59.5%	47.3%	47.0%	54.5%	52.1%	51.4%
CEMEX	23.4%	19.4%	16.9%	26.2%	23.1%	21.4%	21.8%
Holcim	41.7%	49.0%	34.1%	44.5%	31.7%	39.8%	40.2%
Hanson	29.0%	29.9%	25.1%	21.2%	22.7%	24.7%	25.6%
CRH	20.8%	24.6%	25.3%	22.6%	21.6%	23.5%	23.0%
Lafarge	46.9%	59.4%	38.7%	37.4%	33.7%	42.3%	43.2%
HeidelbergCement	na	72.2%	50.4%	36.2%	21.3%	45.0%	36.0%
Titan Cement	-0.5%	23.4%	16.4%	18.5%	9.8%	17.0%	13.5%
Minimum	-4.3%	0.4%	1.6%	-0.5%	-3.2%	-0.4%	0.9%
Maximum	48.8%	72.2%	50.4%	47.0%	54.5%	52.1%	51.4%
Median	29.0%	24.6%	23.0%	22.6%	21.3%	23.5%	23.0%
Weighted average	25.5%	37.2%	27.3%	27.3%	22.1%	28.5%	28.8%

Source: Annual Reports, Quarterly Reports, IRESS, Bloomberg

The table shows a very wide range of gearing levels. Moreover, these do not always bear any relationship to the betas of the individual companies. In some cases highly geared companies have equity betas towards the lower end of the range (and vice versa e.g. Florida Rock). In this case the selection of gearing levels is highly judgemental. Further, the debt levels should actually be the weighted average measured over the same period as the beta factor rather than just at the current point in time.

Having regard to the above, the debt/equity mix has been estimated as 75-80% equity and 20-25% debt.

(7)     Gearing is calculated as net debt/(net debt plus market capitalisation).

(8)     Current gearing levels are based on the most recent balance sheet information and on sharemarket prices as at 17 November 2006.

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3.3      Cost of Debt

Costs of debt of 5.6% for Rinker Materials in the United States and 6.6% for Readymix in Australia have been adopted. These figures represent the expected future costs of borrowing over the duration of the cash flow model. Grant Samuel believes that these would be reasonable estimates of average interest rates, including margin, that would match the duration of the cash flows assuming that the operations were funded with a mixture of short term and long term debt. It represents a margin of 1.0% over the risk free rate. Rinker currently pays much lower margins on its debt but this reflects its very low gearing. The 1% margin over the risk fee rate is designed to be more consistent with the rate paid if a gearing level of 20-25% is assumed.

3.4      WACC

On the basis of the parameters outlined and assuming a corporate tax rate of 35% for Rinker Materials in the United States and 30% for Readymix in Australia, the nominal WACC is calculated to be in the range 8.4-8.7% for Rinker Materials and 9.8-10.1% for Readymix.

These are after tax discount rates to be applied to nominal ungeared after tax cash flows. However, it must be recognised that they are a very crude calculation based on statistics of limited reliability and involving numerous further assumptions and simplification.

Having regard to these matters and the calculations and data set out above and allowing for some degree of conservatism, discount rates of 8.5-9.0% and 9.5-10.0% have been selected for Rinker Materials and Readymix respectively.

4          Dividend Imputation

The conventional WACC formula set out above was formulated under a “classical” tax system. The CAPM model is constructed to derive returns to investors after corporate taxes but before personal taxes. Under a classical tax system, interest expense is deductible to a company but dividends are not. Investors are also taxed on dividends received. Accordingly, there is a benefit to equity investors from increased gearing.

Under Australia’s dividend imputation system, domestic equity investors now receive a taxation credit(franking credit) for any tax paid by a company. The franking credit attaches to any dividends paid out by a company and the franking credit offsets personal tax. To the extent the investor can utilise the franking credit to offset personal tax, then the corporate tax is not a real impost. It is best considered as a withholding tax for personal taxes. It can therefore be argued that the benefit of dividend imputation should be added into any analysis of value.

In this case Rinker Materials is a United States based business so dividend franking does not apply. However, the issue does relate to Readymix..

There is no generally accepted method of allowing for dividend imputation. In fact, there is considerable debate within the academic community as to the appropriate adjustment or even whether any adjustment is required at all. Some suggest that it is now appropriate to discount pre tax cash flows, with an increase in the discount rate to “gross up” the market risk premium for the benefit of franking credits that are on average received by shareholders. On this basis, the discount rate might increase by approximately 2% but it would be applied to pre tax cash flows. However, not all of the necessary conditions for this approach exist in practice:

•        not all shareholders can use franking credits. In particular, foreign investors gain no benefit from franking credits. If foreign investors are the marginal price setters in the Australian market there should be no adjustment for dividend imputation;

•        not all franking credits are distributed to shareholders; and

•        capital gains tax operates on a different basis to income tax. Investors with high marginal personal tax rates will prefer cash to be retained and returns to be generated by way of a capital gain.

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Others have proposed a different approach involving an adjustment to the tax rate in the discount rate by a factor reflecting the effective use or value of franking credits. If the credits can be used, the tax rate is reduced towards zero. The proponents of this approach have in the past suggested a factor of up to 50% as representing the appropriate adjustment (gamma). Alternatively, the tax charge in the forecast cash flows can be decreased to incorporate the expected value of franking credits distributed.

There is undoubtedly merit in the proposition that dividend imputation affects value. Over time dividend imputation will become factored into the determination of discount rates by corporations and investors. In Grant Samuel’s view, however, the evidence gathered to date as to the value the market attributes to franking credits is insufficient to rely on for valuation purposes. More importantly, Grant Samuel does not believe that such adjustments are widely used by acquirers of assets at present. While acquirers are undoubtedly attracted by franking credits there is no clear evidence that they will actually pay extra for them or build it into values based on long term cash flows. The studies that measure the value attributed to franking credits are based on the immediate value of franking credits distributed and do not address the risk and other issues associated with the ability to utilise them over the longer term. Accordingly it is Grant Samuel’s opinion that it is not appropriate to make any such adjustments in the valuation methodology. This is a conservative approach.

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Appendix 3

Market Evidence

1          Valuation Evidence from Transactions

Rinker has heavy construction materials operations in the United States and Australia. The most comparable transactions are therefore transactions that involve the acquisition of assets in these countries and, more particularly, in Rinker Materials’ key markets of Florida, Arizona and Nevada. International markets are relatively fragmented. Consolidation in international markets has been underway for a number of years (particularly in the United States). There have been few transactions completed in recent years in the heavy construction materials industry in Australia. Following a period of industry consolidation in the late 1990’s, the heavy construction materials industry in Australia is very concentrated and major transactions face difficulties due to their likely detrimental effects on competition (e.g. a proposed takeover of Adelaide Brighton Limited (“Adelaide Brighton”) by Boral Limited (“Boral”) was prevented by the Australian Competition & Consumer Commission (“ACCC”) during 2004). A range of relevant transactions involving international heavy construction materials businesses since January 1999 for which meaningful valuation parameters can be calculated are set out below:

Recent Transaction Evidence(1)

						EBITDA			EBIT
						Multiple(4)			Multiple(5)
			Major			(times)			(times)
Date	Target	Transaction	Segments(2)	Consideration(3)		Historical	Forecast		Historical	Forecast
				(millions)
Aug 2006	Ashland Paving and Construction	Acquisition by CRH	Ag, As	US$	1,300.0	5.9	na	(6)	11.4	na
Mar 2006	Civil and Marine	Acquisition by Hanson	Ce		£245.0	9.4	na		na	na
Mar 2006	Material Service	Acquisition by Hanson	Ag	US$	300.0	7.5	na		na	na
Feb 2006	Lafarge North America	Acquisition of remaining 46.8% interest by Lafarge	Ag, As, Ce, Co	US$	7,369.8	9.0	7.9		12.9	11.0
Jun 2005	HeidelbergCement	Acquisition of 48% by Spohn Cement (Merckle family)	Ag, As, Ce, Co,		€7,103.3	8.3	7.0		13.8	11.2
Jan 2005	Aggregate Industries	Acquisition of remaining 85.3% by Holcim	Ag, As, Ce, Co		£1,868.7	9.3	8.8		13.7	13.2
Sep 2004	RMC	Takeover offer by CEMEX	Ag, Ce, Co		£2,408.7	7.2	8.0		16.8	16.1
May 2004	Frehner Construction Company	Acquisition by Aggregate Industries	Ag, As	US$	95.8	9.6	na		10.8	na
May 2003	S.E. Johnson	Acquisition by CRH	Ag, As	US$	217.0	7.8	7.2		12.1	9.9
Apr 2003	Better Materials	Acquisition by Hanson	Ag, As	US$	152.0	7.3	na		11.9	na
Jul 2002	Kiewit Materials	Takeover offer by CSR	Ag, As, Ce	US$	612.3	7.0	na		10.3	na

(1)           Historical multiples are based on the most recent publicly available full year earnings prior to the transaction date. Forecast multiples are based on company published earnings forecasts or brokers’ reports.

(2)           Ag = Aggregates, As = Asphalt, Ce = Cement, Co = Concrete

(3)           Implied equity value if 100% of the company or business had been acquired.

(4)           Represents gross consideration (that is, the sum of the equity and/or cash consideration plus borrowings net of cash) divided by EBITDA. EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income and significant items.

(5)           Represents gross consideration divided by EBIT. EBIT is earnings before net interest, tax, investment income and significant items.

(6)           na = not available

1

Recent Transaction Evidence

						EBITDA		EBIT
						Multiple		Multiple
			Major	Consid-		(times)		(times)
Date	Target	Transaction	Segments	eration		Historical	Forecast	Historical	Forecast
				(millions)
Jan	Blue Circle	Acquisition of	Ag, Ce,
2001		remaining 77.4%	Co
		interest by Lafarge			£3,143.4	9.2	6.9	13.2	9.2
Sep	Southdown	Takeover offer by	Ag, Ce
2000		CEMEX		US$	2,675.4	6.9	6.3	8.4	7.7
Aug	Tarmac United	Acquisition by Titan	Ag, Ce,
2000	States assets	Cement	Co	US$	636.0	6.5	na	na	na
Jun	Florida Crushed	Acquisition by CSR	Ag, Ce
2000	Stone			US$	266.0	8.7	na	na	na
Nov	Alexandria Cement	Acquisition of	Ce
1999		73.64% by Blue Circle			£107.0	na	na	10.7	na
Nov	Giant Cement	Acquisition by	Ag, Ce,
1999		Cementos Portland	Co	US$	279.7	9.0	7.4	13.5	10.5
Nov	Rugby Group	Takeover offer by	Ce
1999		RMC			£920.1	9.7	12.0	13.5	18.3
Nov	Pioneer	Takeover offer by	Ag, Co
1999		Hanson		A$	4,057.3	8.5	8.0	13.3	12.1
Oct	CBR	Acquisition of	Ag, Ce
1999		remaining 44% by
		Heidelberger
		Zement			€2,423.0	8.5	7.5	13.5	11.2
Oct	Heracles	Acquisition by Blue	Ce
1999		Circle		GRD	392.2	8.1	na	9.9	na
Oct	Tarmac	Takeover offer by	Ag, As,
1999		Anglo American	Co		£1,198.1	8.5	8.0	13.0	11.3
Sep	Lone Star	Takeover offer by	Ag, Ce,
1999		Dyckerhoff	Co	US$	1,214.4	8.0	6.6	9.4	7.8
Jul	Millington Quarry	Acquisition by CRH	Ag, As
1999	and Dell
	Contractors			US$	148.0	5.6	na	8.1	na
Jul 1999	Thompson-McCully	Acquisition by CRH	Ag, As	US$	422.0	8.0	na	9.4	na
May	Finnsementti and	Acquisition by CRH	Ce
1999	Lohja Rudus				€415.0	6.5	na	8.1	na
May	Scancem	Takeover offer by	Ag, Ce,
1999		Heidelberger	Co
		Zement		SK	20,934.0	6.6	7.6	10.0	13.0
Mar	Cockburn Cement	Acquisition by	Ce
1999		Adelaide Brighton		A$	230.0	7.1	7.3	9.2	10.5
Mar	Adelaide Brighton	Acquisition of	Ce
1999	Cement	remaining 49%
		interest by Adelaide
		Brighton		A$	169.1	6.9	5.2	11.3	7.8
Jan	CalMat	Takeover offer by	Ag, As,
1999		Vulcan Materials	Co	US$	770.9	13.3	10.9	30.2	22.5
Jan	CalMat (adjusted	Takeover offer by	Ag, As,
1999	for property sales)	Vulcan Materials	Co	US$	770.9	11.9	9.7	26.9	20.1

Source: Grant Samuel analysis(7)

A brief summary of each transaction is set out below:

(7)           Grant Samuel analysis based on data obtained from IRESS, company announcements, transaction documentation and, in the absence of company published financial forecasts, brokers’ reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

2

Ashland Paving and Construction Inc/CRH plc

In August 2006, CRH plc (“CRH”) announced it would acquire Ashland Paving and Construction Inc (“Ashland”) for US$1.3 billion. Ashland was a vertically integrated aggregates, asphalt and heavy highway construction company with operations in 14 Mid Western and Southern states in the United States. Ashland produced over 32 million tons of aggregate, 31 million tons of asphalt and 1 million cubic yards of pre-mixed concrete annually. Approximately one-third of aggregate production and two-thirds of asphalt production are consumed internally by Ashland’s highway construction operations. The acquisition expanded CRH’s existing operations in the Mid Western and Southern states and provided increased exposure to United States infrastructure spending. The acquisition was expected to offer cost synergies of US$20 million per annum in the near term rising to US$40 million per annum within three years.

Civil and Marine (Holdings Ltd)/Hanson plc

In March 2006, Hanson plc (“Hanson”) announced it had acquired Civil and Marine (Holdings) Ltd (“Civil and Marine”) for £245 million. Civil and Marine was the largest United Kingdom producer of ground granulated blast furnace slag, a substitute for cement in concrete. It produced over 2 million tonnes of ground granulated blast furnace slag annually from six grinding plants and four distribution depots in the United Kingdom and Florida. The historical EBITDA multiples may be overstated as Civil and Marine’s earnings for the year ended 31 December 2005 included only nine months trading from a significant grinding facility that it established in Florida in March 2005.

Material Service Corporation/Hanson plc

In March 2006, Hanson announced it would acquire Material Service Corporation (“Material Service”) from General Dynamics Corporation for US$300 million. Material Service was the thirteenth largest producer of aggregates in the United States producing over 20 million tons of aggregates annually. It operated 10 crushed stone quarries and three sand and gravel quarries. Material Service’s primary markets were Illinois (particularly the greater metropolitan areas of Chicago) and Indiana. The acquisition expanded Hanson’s annual aggregates volume in the United States by 15% and was expected to be earnings accretive.

Lafarge North America Inc/Lafarge SA

In February 2006, Lafarge SA (“Lafarge”) announced it would acquire the 46.8% of Lafarge North America Inc (“Lafarge North America”) it did not already own. The consideration initially offered was US$75 cash per share which was subsequently raised to US$85.50 per share. Lafarge North America was the largest supplier of construction materials in the United States and Canada, producing cement, pre-mixed concrete, gypsum wallboard, aggregates and asphalt for use in residential, commercial and public works construction projects. Lafarge North America operated 289 aggregate production plants, 207 concrete plants and 80 asphalt production facilities in Western North America, the Great Lakes region, Northeastern United States and Central United States. Lafarge North America also managed, for a fee, the United States cement, aggregates and concrete businesses of Lafarge. The acquisition offered Lafarge greater operational efficiency and it expected €20 million of annual cost savings from delisting, treasury policy and tax planning.

HeidelbergCement AG/Spohn Cement GmbH

In June 2005, Spohn Cement GmbH (“Spohn Cement”) announced an offer to acquire HeidelbergCement AG (“HeidelbergCement”) for €$7.0 billion. HeidelbergCement is Germany’s largest cement maker, selling over 65 million tonnes annually in 50 countries. HeidelbergCement’s primary market is Europe, with operations in the United States (representing approximately 28% of revenue) concentrated in Boston, New York, Texas, California and Florida. Its concrete operations include pre-mixed concrete, concrete products and aggregates. Spohn Cement is controlled by Adolf Merckle, and was HeidelbergCement’s second largest shareholder with an interest of 17.9%. The transaction closed with Spohn Cement increasing its interest in HeidelbergCement to 66%.

3

Aggregate Industries plc/Holcim Ltd

In January 2005, Holcim Ltd (“Holcim”) announced it would acquire Aggregate Industries plc (“Aggregate Industries”) for £1.9 billion. Aggregate Industries was an international aggregates and building materials group with operations in the United Kingdom, the United States, the Channel Islands and Norway. Its primary markets were the United Kingdom and the United States. Aggregate Industries generated approximately 50% of its United States revenue from the Northeast (Massachusetts and New Hampshire) and the Southwest (Nevada and Utah), with the balance spread between the North Central, Mid Atlantic and West Central regions. In 2003, Aggregate Industries produced 66.4 million tonnes of aggregate, 11.8 million tonnes of asphalt, 7.0 million cubic metres of pre-mixed cement and 3.7 million tonnes of pre-cast concrete products. The acquisition provided Holcim with an additional 5.1 billion tonnes of aggregate reserves and gave it market entry into the United Kingdom. The acquisition was expected to be earnings accretive and generate annual cost savings of CHF100 million by 2007.

RMC Group plc/CEMEX SA de CV

In September 2004, CEMEX SA de CV (“CEMEX”) announced it would acquire RMC Group plc (“RMC”) for £2.4 billion. RMC was an international producer of construction materials with operations in 22 countries. RMC was one of Europe’s largest producers of cement and one of the world’s largest suppliers of pre-mixed concrete and aggregates operating more than 1,500 concrete plants, 400 sand and gravel quarries and 50 cement plants. Its operations in the United States (which represented approximately 20% of revenue and earnings) were in four regions, Florida, Mid-Atlantic (Carolinas and Georgia), Southwest (Texas, New Mexico, Arizona and Nevada) and Pacific (California). The acquisition increased CEMEX’s exposure to Europe, brought together two complementary United States operations and increased CEMEX’s presence in downstream markets. The acquisition was expected to be earnings accretive and generate annual synergies of US$200 million by 2007. The historical multiples may be understated as they include profits derived by RMC from discontinued operations.

Frehner Construction Company/Aggregate Industries plc

In May 2004, Aggregate Industries announced it had acquired Frehner Construction Company (“Frehner”) for US$96 million. Frehner had aggregates, asphalt and contracting businesses in Nevada and Utah in the United States. The company operated two quarries and four permanent and four mobile asphalt plants. Frehner also held a joint freehold interest with Aggregate Industries in a limestone quality. The acquisition gave Aggregate Industries full ownership of the limestone quarry and expanded its presence in a high growth metropolitan area.

S.E. Johnson Cos Inc/CRH plc

In May 2003, CRH announced it would acquire S.E. Johnson Cos Inc (“S.E. Johnson”) for US$217 million. CRH expected asset sales of US$40 million which would reduce the transaction cost to US$177 million (the multiples calculated in the table above are based on US$217 million). S.E. Johnson was an aggregates and asphalt producer with paving, heavy highway and bridge construction operations in Ohio, Michigan and Indiana in the United States. S.E. Johnson produced over 12 million tonnes of aggregates and 2 million tonnes of asphalt annually. The acquisition filled a geographic gap in CRH’s United States operations.

Better Materials Corp/Hanson plc

In April 2003, Hanson announced it would acquire Better Materials Corporation (“Better Materials”) for US$152 million. Better Materials was a producer of construction materials in Northeast United States operating six crushed stone quarries, five sand and gravel quarries and seven asphalt plants. The acquisition expanded Hanson’s Northeast United States operations and provided it with a presence in New Jersey.

Kiewit Materials Co/CSR Limited

In July 2002, CSR Limited (“CSR”) announced it would acquire Kiewit Materials Co (“Kiewit”) for US$612 million less projected net cash at closing (a net acquisition price of US$540 million). Kiewit was an integrated concrete, asphalt and aggregates company with operations in the western states of the

4

United States (Arizona, Washington, California, Wyoming, Nebraska, Utah and New Mexico), although approximately 80% of earnings came from the operations in Arizona. Kiewit operated 44 aggregates facilities supplying 28 million tons of aggregate annually. Kiewit also operated 60 concrete plants producing 4.7 million cubic yards of concrete annually and 16 asphalt plants with annual production of 3.4 million tons. The acquisition expanded CSR’s operations in the west and southwest of the United States and made it the fifth largest aggregates producer and the second largest producer of pre-mixed concrete in the United States.

Blue Circle Industries plc/Lafarge SA

In January 2001, Lafarge announced it would acquire the 77.4% of Blue Circle Industries plc (“Blue Circle”) it did not already own. The consideration offered was £4.95 cash per share. Blue Circle was the world’s sixth largest cement maker and also produced aggregates and pre-mixed concrete for the construction industry. Blue Circle’s main markets were the United Kingdom, the United States, Canada, Malaysia, the Philippines, Chile, Greece and Egypt. North America represented approximately 40% of revenue and earnings. The acquisition made Lafarge the world’s largest cement producer with annual production of over 150 million tonnes and allowed it to expand more rapidly in developing regions. The acquisition was earnings accretive and annual synergies of approximately €100 million were expected within two years.

Southdown Inc/CEMEX SA de CV

In August 2000, CEMEX announced it would acquire Southdown Inc (“Southdown”) for US$2.7 billion. Southdown was one of the largest cement producers in the United States with 12 manufacturing plants and a network of cement distribution terminals. Southdown also mined, processed and sold construction aggregates and specialty mineral products. Its largest markets were California and Florida. The acquisition provided CEMEX with a steady source of cash flow to pursue its strategy of acquiring cement companies in developing countries.

Tarmac plc United States assets/Titan Cement Co SA

In August 2000, Titan Cement Co SA (“Titan Cement”) announced it would acquire the United States assets of Tarmac plc (“Tarmac US”) from Anglo American for US$636 million. Titan Cement also signed an agreement to sell Tarmac US’s aggregate assets outside Florida to Vulcan Materials Co (“Vulcan Materials”) for US$227 million resulting in a net purchase price of US$409 million. The Tarmac US assets retained by Titan Cement consisted of a cement plant in Florida, two aggregate quarries in Florida, 45 concrete plants in Florida and Virginia and 25 production and distribution facilities for other building products. Titan Cement also acquired 40.9% of a cement plant in Virginia in which it held the remaining 59.1%. The acquisition consolidated and strengthened Titan Cement’s presence in Virginia and expanded it into Florida.

Florida Crushed Stone Holdings Inc/CSR Limited

In July 2000, CSR announced it would acquire Florida Crushed Stone Holdings Inc (“Florida Crushed Stone”) for US$348 million (including debt of US$82 million). Florida Crushed Stone was a producer of aggregates and cement operating an aggregates quarry, three limestone quarries, a dry process cement mill and various other assets including a small sand mine, a specialty cement products plant and aggregates and cement transport operations in Florida. Florida Crushed Stone produced 4 million tons of aggregates, 5 million tons of limestone and 742,000 tons of cement per annum. Florida Crushed Stone’s operations complemented CSR’s existing operations in Florida and offered the potential for cost synergies.

Alexandria Portland Cement Company/Blue Circle Industries plc

Blue Circle announced its acquisition of a 73.64% interest in the holding company of Alexandria Portland Cement Company (“Alexandria Cement”) on 30 November 1999. The acquisition was part of the privatisation of the Egyptian cement industry. The EBIT multiple shown is based on Alexandria Cement’s operating profit for the year ended 30 June 1999. It is relatively high, reflecting Blue Circle’s perception that the Egyptian construction market was poised for growth and demand outstripped supply.

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Alexandria Cement was one of two main cement producers in the Greater Alexandria region with a 19% regional market share. Alexandria Cement also owned a 7.4% stake in Suez Cement, a listed Egyptian cement company.

Giant Cement Holding Inc /Cementos Portland SA

Giant Cement Holding Inc. (“Giant Cement”) was a manufacturer of portland and masonry cement through its two subsidiaries, Keystone Cement Company in Pennsylvania and Giant Cement Company in South Carolina. It was the fifteenth largest producer of cement in the United States with 1.55 million tons of capacity serving the South Atlantic and Mid Atlantic regions of the United States. Giant Cement also operated three light-weight aggregate manufacturing facilities, five concrete block plants, a cement import terminal and two waste treatment and blending facilities. Cementos Portland SA (“Cementos Portland”) was the second largest Spanish cement producer. The acquisition provided operations in regions of the United States where Cementos Portland was not already represented by its 65% owned subsidiary CDN-USA, Inc, which served Northeastern United States.

The Rugby Group plc/RMC Group plc

The Rugby Group plc (“Rugby Group”) produced cement and lime. Following a strategic review in November 1998, the board of Rugby Group decided to dispose of all of Rugby Group’s joinery and distribution activities. Consequently, Rugby Group disposed of its United States manufacturing business and its European, United Kingdom and Australian joinery businesses, and agreed to merge the majority of its United States building supplies business with Huttig Building Products, Inc. In addition, Rugby Group completed the merger of Adelaide Brighton and Cockburn Cement Limited (“Cockburn Cement”) in Australia (see below) in the first half of 1999. Following completion of these transactions, Rugby Group’s principal assets were its United Kingdom cement business with annual capacity of three million tonnes, a controlling interest in a Polish cement producer with 2.5 million tonnes of capacity and its 55% holding in Adelaide Brighton with capacity of 2.9 million tonnes of cement and 0.8 million tonnes of lime.

RMC was the world’s largest producer of pre-mixed concrete and had major positions in the production of aggregates, concrete products and cement. The acquisition of Rugby Group increased RMC’s cement production capacity by 77%. It also allowed RMC to produce more of the cement used in its concrete products, cut costs and put pressure on its other suppliers to cut their prices. RMC estimated that it would achieve savings of £20 million a year by the second half of 2001 as a result of the Rugby Group acquisition. The acquisition also increased RMC’s exposure to the fast-growing Polish construction market and, through Rugby Group’s holding in Adelaide Brighton, provided RMC with an Australian cement and lime presence. RMC’s offer for Rugby Group represented a premium of approximately 20.6% to Rugby Group’s share price on the last business day prior to the announcement that Rugby Group had received an approach which might lead to an offer. However, Rugby Group’s share price had risen on bid speculation prior to that announcement and the offer represented a premium of 40.3% to Rugby Group’s share price the day before that speculation commenced.

Pioneer International Limited/Hanson Plc

On 29 November 1999, Hanson announced that it would make a takeover offer to acquire all of the issued shares in Pioneer International Limited (“Pioneer”). The offer was A$35.75 cash plus 1 new Hanson share for every 10 Pioneer shares held. Based on the closing mid-market price of Hanson shares on the last trading day prior to the announcement, this offer was equivalent to A$4.83 per Pioneer share. Pioneer was a leading Australian building materials company with core operations in the manufacture of concrete and quarry products through more than 600 concrete plants and 120 quarries throughout the world. In October 1999, Pioneer announced that it had agreed to sell its brick, roofing tile and masonry product operations in Victoria, South Australia and Tasmania to Bristile Limited for approximately A$150 million.

Cimenteries CBR Cementbedrijven/Heidelberger Zement AG

Heidelberger Zement AG (“Heidelberger”) had acquired an initial interest in Cimenteries CBR Cementbedrijven (“CBR”) in September 1993. CBR was the largest cement producer in the Benelux

6

countries and had a strong position on the western coast of North America. CBR had also expanded in emerging markets such as Poland, the Czech Republic and Turkey. CBR quarried limestone, gravel, sand, clay and shale, in addition to its cement production activities. Heidelberger offered to acquire the 44.1% of shares it did not already own at a 9% premium to the CBR share price the day before the announcement of the offer. The acquisition of CBR was expected to have a small dilutive effect on 1999 earnings and enhance 2001 earnings. The acquisition was driven by a desire to simplify the companies’ structures and decision-making processes.

Heracles General Cement Company S.A./Blue Circle Industries plc

Blue Circle acquired 100% of the holding company of Heracles General Cement Company S.A. (“Heracles”) which itself owned 51% of Halkis Cement S.A. (“Halkis”). Heracles was the largest cement company in Greece with an estimated 40% market share while Halkis was the third largest producer with 12.5% of the market. The effective cement capacity of the two companies was nine million tons per annum.

Tarmac plc/Anglo American plc

Tarmac plc (“Tarmac”) manufactured and supplied materials to the heavy building industry. Products included aggregates, pre-mixed concrete, concrete block, asphalt and weatherproofing materials. 85% of Tarmac’s activities were in aggregates with estimated United Kingdom market shares of 31% in crushed rock, 15% in sand and gravel, 23% in coated stone and 19% in pre-mixed concrete. Tarmac was the market leader for aggregates in the United Kingdom, with only 10% of 1998 sales derived from the United States. In 1998, Tarmac sold 90 million tonnes of aggregates, seven million cubic metres of pre-mixed concrete, five million tonnes of concrete products and two million tonnes of cement. In addition, Tarmac owned 3.1 billion tonnes of mineral reserves. Tarmac demerged its construction services division in July 1999.

Anglo American plc is one of the world’s largest mining companies with interests in gold, uranium, diamonds, platinum and other minerals. Its recommended offer for Tarmac was intended to provide it with a greater position in the United Kingdom construction industry and an opportunity to participate in further consolidation in the aggregates industry in continental Europe. The offer price of £5.85 per share represented a premium of 64% to Tarmac’s share price on the day prior to Tarmac announcing it had received an approach which might lead to an offer.

Lone Star Industries, Inc/Dyckerhoff AG

Lone Star Industries, Inc (“Lone Star”) produced cement, concrete, sand, gravel and pre-cast concrete products in the Mid Western and South Western regions of the United States. At the time of acquisition, it was estimated to be in the top ten cement producers in the United States with five wholly owned plants and one operated via a joint venture with Southdown. Dyckerhoff AG (“Dyckerhoff”) was Germany’s second largest cement producer and intended to use Lone Star as a platform from which it could expand in the United States and other markets and capitalise on growth in the United States construction industry. The acquisition was expected to be earnings enhancing for Dyckerhoff in the first year after completion. Dyckerhoff offered US$50 per Lone Star share, a 45% premium to the closing price on the day prior to the announcement of the bid. Dyckerhoff also acquired the outstanding warrants in Lone Star at a 61% premium to their price the day before the announcement of the bid.

Millington Quarry Inc and Dell Contractors Inc/CRH plc

CRH acquired Millington Quarry Inc and Dell Contractors Inc (both New Jersey quarry and materials companies) for US$123.0 million in July 1999. CRH announced that the total cost of the acquisition would rise to US$148 million (including the cost of disposing of some of the acquired assets). The combined operating profit of the two entities has been used to calculate the EBIT multiple. The two quarries produced 7.4 million tons of aggregates and 2.2 million tons of asphalt in 1998 and had combined reserves of 330 million tons.

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Thompson-McCully Companies/CRH plc

Thompson-McCully Companies (“Thompson-McCully”) was a Detroit-based aggregates, asphalt and paving contractor and had a market leading position in Michigan. Its operations included a large quarry near Detroit, 13 active sand and gravel pits, 11 modern asphalt plants serving southern Michigan and a bitumen terminal with significant storage capacity and barge and rail loading facilities. The State of Michigan was expected to be one of the major beneficiaries of TEA-21. Thompson-McCully produced four million tons of aggregates and six million tons of asphalt in 1998 and had reserves of in excess of 200 million tons.

Finnsementti Oy and Lohja Rudus Oy/CRH plc

CRH reached agreement to acquire Finnsementti Oy and Lohja Rudus Oy (“Rudus”) from Scancem AB (“Scancem”) in May 1999 and the transaction was closed in July 1999. Finsementti Oy was the only cement manufacturer in Finland and had two dry-process plants and annual capacity of 1.4 million tonnes of cement. Rudus was the leading aggregates and pre-mixed concrete producer in Finland and also had operations in Latvia, Estonia, Poland and St Petersburg, Russia. Scancem was obliged to sell the two Finnish units as part of its acquisition by Heidelberger (see below).

Scancem AB/Heidelberger Zement AG

Scancem was controlled by the Norwegian company Aker RGI ASA and Swedish company Skanska AB which together held 73.4% of Scancem’s equity and 90.8% of its voting rights. Scancem’s operations were divided into cement, building materials and concrete and aggregates. As part of the acquisition, Heidelberger was obliged to sell the Finnish units (see above). Scancem’s other operations were primarily in Nordic countries and in Africa. The acquisition provided Heidelberger with access to Scandinavian markets which it did not previously have.

Cockburn Cement Limited/Adelaide Brighton Cement Limited/Adelaide Brighton Limited

Adelaide Brighton’s acquisitions of Cockburn Cement and the 49% interest in Adelaide Brighton Cement Limited that it did not own were part of a restructuring of Adelaide Brighton which also included a merger with Rugby Group’s Australian cement and lime operation. Cockburn Cement was Rugby Group’s Australian subsidiary and produced a wide range of cement products. It was Australia’s largest producer of quicklime. Adelaide Brighton Cement Limited was Adelaide Brighton’s main operating subsidiary whose operations focused on the lime and cement industry. The 49% interest was owned by Australian Cement Holdings Pty Limited, a joint venture company owned equally by CSR and Pioneer.

CalMat Co/Vulcan Materials Co

In November 1998, Vulcan Materials announced it would acquire CalMat Co (“CalMat”) for US$771 million. CalMat was a manufacturer, producer and distributor of aggregates, hot-mix asphalt and pre mixed concrete. CalMat was the largest crushed stone manufacturer in California and also had operations in Arizona and New Mexico. Vulcan Materials was the largest producer of stone for asphalt in the United States. CalMat’s west coast operations complemented Vulcan Material’s east coast operations. At the time of acquisition, CalMat was exiting its real estate business and expected to sell US$90 million in real estate assets over the following months. The second set of CalMat multiples reflects these anticipated asset sales. The acquisition increased Vulcan Material’s share of the United States market for crushed stone from an estimated 7% to 9.5% and was driven by both groups’ intention to benefit from TEA-21.

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2          Valuation Evidence from Sharemarket Prices

The valuation of Rinker and its operating businesses has been considered in the context of the share market ratings of listed Australian and international companies with operations similar to Rinker. Grant Samuel has considered a range of companies involved in heavy construction materials in the United States, Europe and Australia. While none of these companies is precisely comparable to Rinker or its operating businesses, the share market data provides some framework to assess the overall and individual operating business valuations. The selected companies have been categorised below broadly based on the major segment contributing to revenue and earnings:

Sharemarket Ratings of Selected Listed Heavy Construction Materials Companies(8)

			EBITDA Multiple(9) (times)			EBIT Multiple(10) (times)			Price Earnings Multiple(11) (times)
	Market			Forecast	Forecast		Forecast	Forecast			Forecast	Forecast
Company	Capitalisation		Historical	Year 1	Year 2	Historical	Year 1	Year 2	Historical		Year 1	Year 2
	(millions)
Rinker	US$	9,487.7	8.2	7.4	7.8	9.8	8.8	9.3	13.8		12.5	13.0
Aggregates
Vulcan Materials	US$	9,027.6	13.0	10.1	8.9	18.9	13.3	11.7	25.6		18.8	17.0
Martin Marietta	US$	4,425.9	11.3	9.5	8.2	16.4	13.1	10.9	22.4		18.2	14.9
Hanson		£5,357.9	11.0	9.8	9.3	15.8	13.8	13.0	13.4		13.9	13.2
Cement
CEMEX	US$	24,469.8	9.8	7.6	7.3	14.6	10.6	10.3	11.6		9.9	9.3
Holcim	CHF	27,706.7	9.5	7.4	6.7	13.2	10.1	9.2	18.0		14.7	12.6
Lafarge		€19,956.7	9.6	7.7	7.2	13.8	11.0	10.0	18.5		14.5	12.9
HeidelbergCement		€12,394.7	10.3	8.3	7.6	15.4	11.3	10.2	25.0		15.1	13.4
Titan Cement		€3,609.2	10.4	8.3	7.8	12.7	9.9	9.2	17.2		13.1	11.9
Texas Industries	US$	1,676.8	10.9	9.5	8.7	14.5	12.3	11.1	21.1		17.1	15.4
Adelaide Brighton	A$	1,371.6	9.9	8.8	8.1	13.9	12.1	11.2	15.0		14.5	13.5
Concrete and Concrete Products
Florida Rock	US$	2,961.5	7.4	7.6	na	9.1	10.0	na	14.2		14.9	na
US Concrete	US$	243.5	10.4	6.8	5.4	14.1	9.6	7.5	19.3		11.5	8.9
Other
CRH		€15,596.8	10.0	8.1	7.3	14.0	11.3	10.1	15.7		13.3	11.9
Boral	A$	4,374.4	7.0	6.8	6.2	9.9	9.5	8.9	12.1		14.5	12.8
James Hardie	US$	3,166.8	11.4	10.1	9.5	13.1	11.6	10.9	nmf	(12)	14.9	13.6

Source: Grant Samuel analysis(13)

The multiples shown above are based on share market prices as at 17 November 2006 (with the exception of Rinker which is based on the share market price on 26 October 2006 the day prior to announcement of the CEMEX Offer) and do not reflect a premium for control.

(8)           The companies selected have a variety of year ends and therefore the data presented for each company is the most recent annual historical result plus the subsequent two forecast years. However, Florida Rock has a 30 September year end and, as it is not expected to report its actual 2006 result until December 2006, its most recent annual result is for the year ended 30 September 2005. In order to allow direct comparison with Rinker, the Florida Rock data has been realigned (i.e. the forecast multiples for the year ended 30 September 2006 have been treated as the most recent historical result).

(9)           Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA.

(10)         Represents gross capitalisation divided by EBIT.

(11)         Represents market capitalisation divided by net profit after tax (before significant items).

(12)         nmf = not meaningful

(13)         Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers’ reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity.

9

All companies have a 31 December year end with the exception of Rinker (31 March), James Hardie Industries N.V. (“James Hardie”) (31 March), Texas Industries Inc (“Texas Industries”) (31 May), Boral (30 June) and Florida Rock Industries Inc. (“Florida Rock”) (30 September). A brief description of each company is set out below:

Vulcan Materials Company

Vulcan Materials is the largest producer of construction aggregates in the United States. It also produces other construction materials such as asphalt and concrete. In the year ended 31 December 2005 aggregates represented 72% of sales, followed by asphalt (14%) and concrete (10%). Vulcan Materials’ aggregates are primarily used in public construction (44%), with the balance split fairly evenly between residential and non-residential construction. Vulcan Materials sold its chemicals business in June 2005 to Occidental Chemical Corporation. The results of the chemicals business prior to sale have been excluded from the historical multiples.

Martin Marietta Materials Inc.

Martin Marietta Materials Inc (“Martin Marietta”) is the second largest producer of construction aggregates in the United States, after Vulcan Materials. It also produces magnesia-based chemicals and manufactures structural composite products together referred to as “specialty products”. Aggregates accounted for approximately 93% of total revenue in the year ended 31 December 2005. The primary market for aggregates is public infrastructure projects, which accounted for 45% of Martin Marietta’s aggregate shipments in 2005 with non-residential projects (26%) and residential projects (20%) accounting the majority of the remainder. Martin Marietta generates approximately 55% of revenue from five states (Texas, North Carolina, Georgia, Iowa and Florida). In recent years Martin Marietta has been divesting underperforming operations.

Hanson plc

Hanson is a United Kingdom based company which produces aggregates and other heavy building materials including concrete pipe and products, asphalt, bricks and pre-mixed concrete. Its focus is on aggregates which represented 68% of turnover in 2005. Hanson’s primary markets are North America and the United Kingdom which contributed 46% and 32% of 2005 turnover respectively. It acquired Australian based Pioneer for A$4 billion in December 1999. The price earnings multiples for Hanson are relatively low as a consequence of substantial carried forward income tax losses which have reduced its effective tax rate. The carried forward tax losses have not been recognised by Hanson as their use is uncertain or not currently anticipated. Analysts estimate that Hanson’s effective tax rate will remain below its statutory level of 28% for at least the next five years.

CEMEX S.A.B. de C.V.

CEMEX is a global heavy construction materials company based in Mexico. It is listed on the Mexican Stock Exchange and the New York Stock Exchange and has a market capitalisation of approximately US$24 billion. CEMEX produces, distributes and markets construction materials including cement, pre-mixed concrete and aggregates in more than 50 countries. Its primary product is cement which accounted for 72% of EBITDA in the year ended 31 December 2005 while pre-mixed concrete accounted for 15% and aggregates 9%. CEMEX’s primary markets are the United States, Mexico and Europe and it is a major competitor of Rinker. CEMEX has grown significantly in recent years both by acquisitions and organically, for example, in September 2004 it acquired RMC for £2.4 billion significantly expanding its operations in Europe and the United States. On 27 October 2006 CEMEX announced a US$13 billion takeover offer for Rinker. The price earnings multiples for CEMEX are relatively low as a consequence of a low effective tax rate (i.e. less than 20%)

Holcim Limited

Holcim is a global manufacturer, distributor and marketer of building materials based in Switzerland. It has been listed on the Swiss exchange since 1958, and operates in more than 70 countries across all continents. Holcim’s primary market is Europe and its major revenue generating product is cement.

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Europe contributed 37% of 2005 revenue (33% of EBITDA) and cement accounted for 56% of 2005 revenue. Holcim’s other key products are concrete, asphalt and aggregates. On 1 April 2005 Holcim acquired Aggregate Industries, an integrated supplier of aggregates, downstream products and services in the United Kingdom and the United States. This acquisition enabled Holcim to strengthen its aggregates business.

Lafarge S.A.

Lafarge is based in France and is a global producer of construction materials including cement, aggregates, concrete, gypsum and roofing products. Cement is its largest business segment accounting for 48% of 2005 revenue and 74% of 2005 EBIT. Lafarge is estimated to be the largest cement producer, second largest producer of aggregates and concrete, the largest producer of concrete and clay roofing tiles and the third largest manufacturer of gypsum wallboard worldwide. Its major markets are Western Europe and North America, which made up 39% and 28% of 2005 revenue respectively. Lafarge has been active making small-to-medium size acquisitions over the past three years. In February 2006, Lafarge acquired the 46.8% of Lafarge North America that it did not already own for US$6.8 billion. This major acquisition offered Lafarge operating efficiencies and cost savings.

HeidelbergCement AG

HeidelbergCement, based in Germany, is a leading producer of building materials worldwide. Its core products are cement, pre-mixed concrete, aggregates and related activities. HeidelbergCement derived 85% of its 2005 revenue from international markets with North America the largest market representing 28% of 2005 revenue. In the year ended 31 December 2005, 55% of revenue was derived from cement and 30% from concrete. HeidelbergCement is focused on increasing market share in the global building materials market through targeted geographical diversification. To this end HeidelbergCement made a number of acquisitions during 2005. In North America it acquired 100% ownership of the Glen Falls cement plant and Campbell, a market leader in pre-mixed concrete. It also entered into a joint venture with Jidong in China, a leading Chinese cement manufacturer. During 2005, Spohn Cement increased its interest in HeidelbergCement from 17.9% to 66%.

Titan Cement Company S.A.

Titan Cement is a Greek company which produces cement, pre-mixed concrete, aggregates and related materials. Its key product is cement which represented 58% of 2005 revenue and 90% of EBITDA. Titan Cement’s primary markets are North America from which 36% of 2005 EBITDA (45% of 2005 revenue) was derived and the European Union which represented 42% of EBITDA (39% of revenue). It also operates in southeastern Europe and the eastern Mediterranean.

Texas Industries Inc.

Texas Industries is the largest producer of cement in Texas and also supplies other building materials such as concrete and aggregates. Its primary markets are Texas and California, with its facilities concentrated in these states as well as Louisiana. The majority of its revenue and operating profit are derived from cement, which represented 40% of revenue and 70% of EBIT in the year ended 31 May 2006. Texas Industries completed the spin-off of its steel business (Chaparral Steel Company) on 29 July 2005. The results of this business for the two months prior to the spin-off have been excluded from the historical multiples.

Adelaide Brighton Limited

Adelaide Brighton is an integrated construction materials and lime producing company in Australia. Its produces clinker, cement, lime, pre-mixed concrete and building products including concrete masonry products. Adelaide Brighton’s revenue is primarily derived from cement, which represented 60% of revenue in the year ended 31 December 2005. It has the second largest market share in the Australian national concrete products market through its 70% interest in C&M Brick. Adelaide Brighton has two major industry shareholders, Boral (with 19.9%) and Barro Group Pty Ltd (with 22.3%). Boral decided not to proceed with a takeover bid for Adelaide Brighton in September 2004 following action by the ACCC over competition concerns.

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Florida Rock Industries Inc.

Florida Rock is a United States producer of construction aggregates, pre-mixed concrete, concrete block and cement and calcium products. The majority of its revenue is derived from concrete products (58% in the year ended 30 September 2005) with the remainder from aggregates (26%) and cement and calcium products (16%). Florida Rock’s primary market is the state of Florida, which accounted for 65% of 2005 revenue. Florida Rock’s operations are primarily conducted in the Southeastern and Mid-Atlantic states.

US Concrete Inc.

US Concrete Inc. (“US Concrete”) provides pre-mixed concrete and related products and services to the construction industry in the United States. The majority of revenue in the year ended 31 December 2005 was derived from pre-mixed concrete (79%). US Concrete’s primary markets are California and New Jersey, which made up 43% and 18% of 2005 revenue respectively. Its primary end markets are non residential and residential construction.

CRH plc

CRH is an Irish company with international building materials operations including cement, aggregates, asphalt, pre-mixed concrete and concrete products. It has grown substantially by acquisition since 1994. Materials (i.e. cement, aggregates, asphalt and pre-mixed concrete) contributed 40% of revenue and 51% of EBIT in the year ended 31 December 2005. Approximately 45% of CRH’s products are used in residential construction, 30% in non-residential construction and 25% in civil projects. Profits are derived fairly evenly from the United States and Europe.

Boral Limited

Boral is a supplier of building and construction materials with operations located throughout Australia, Asia and the United States. Construction materials include cement, pre-mixed concrete and asphalt, aggregates and fly ash. Boral’s major market is Australia with the United States accounting for 20% of revenue. Construction materials in Australia represent 50% of overall revenue and EBIT. Boral holds a 19.9% interest in Adelaide Brighton.

James Hardie Industries N.V.

James Hardie is based in the Netherlands and manufactures and supplies fibre cement products primarily in the United States. It also has operations in Australia, New Zealand and the Philippines. In the year ended 31 March 2006, James Hardie derived 82% of revenue from the United States fibre cement market, 15% from the Australian and New Zealand fibre cement market and 2% from the Philippines fibre cement market. The results for the year ended 31 March 2006 included a US$715.6 million provision as a significant item for estimated future asbestos-related compensation payments and therefore the historical price earnings multiple is not meaningful.

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Appendix 4

Broker Consensus Forecasts

Set out below is a summary of forecasts prepared by brokers that follow Rinker in the Australian and United States stockmarket:

Rinker – Broker Forecasts (US$ millions)

		EBITDA(1)		EBIT(2)		Net Profit after Tax
		2007	2008	2007	2008	2007	2008
Broker	Date	forecast	forecast	forecast	forecast	forecast	forecast
Broker 1	9 Nov 06	1,388.9	1,276.5	1,173.0	1,063.4	751.0	666.7
Broker 2	22 Nov 06	1,397.3	1,432.9	1,186.3	1,223.9	755.0	772.0
Broker 3	9 Nov 06	1,448.4	1,488.3	1,224.4	1,246.3	765.0	761.0
Broker 4	9 Nov 06	1,450.1	1,420.6	1,242.1	1,213.6	775.7	756.8
Broker 5	10 Nov 06	1,430.1	1,410.8	1,215.6	1,147.1	746.8	721.2
Broker 6	9 Nov 06	1,457.0	1,352.8	1,233.7	1,121.4	765.0	696.9
Broker 7	9 Nov 06	1,450.4	1,315.3	1,237.4	1,094.3	761.0	692.0
Broker 8	15 Nov 06	1,431.5	1,429.7	1,204.5	1,185.4	760.4	760.4
Minimum		1,388.9	1,276.5	1,173.0	1,063.4	746.8	666.7
Maximum		1,457.0	1,488.3	1,242.1	1,246.3	775.7	772.0
Median		1,440.0	1,415.7	1,220.0	1,166.2	760.7	739.0
Average		1,431.7	1,390.8	1,214.6	1,161.9	760.0	728.4

Source: Broker’s reports, Grant Samuel analysis

When reviewing this data the following should be noted:

•              the forecasts presented above represent the latest available broker forecasts for Rinker;

•              the brokers presented are those who have published research on Rinker following the announcement on 9 November 2006 of Rinkers’s results for the six months ended 30 September 2006;

•              Grant Samuel is aware of only two other major brokers that follow Rinker. These brokers have not released any research on Rinker that includes earnings forecasts subsequent to the announcement of Rinker’s results for the six months ended 30 September 2006 on 9 November 2006; and

•              the broker forecasts are not prepared on a consistent basis, particularly in relation to the treatment of share of net profit after tax from equity accounted investments. Some brokers show share of net profit after tax from equity accounted investments separately, some do not and one broker presents share of net profit before tax from equity accounted investments. In addition, ideally it is the EBITDA and EBIT of the equity accounted investments that should be added to Rinker’s EBITDA and EBIT rather than the net profit after tax. In the table above, Grant Samuel has attempted to present the broker earnings forecasts on a common basis by making the following adjustments:

•              where share of net profit after tax from equity accounted investments is presented by the broker, it has been grossed up at a tax rate of 30% (on the basis that all except one of the equity accounted investments operate in Australia) and added to the presented EBITDA and EBIT. Similarly, where share of net profit before tax from equity accounted investments has been presented, it has been added to the presented EBITDA and EBIT; and

•              where share of net profit after tax from equity accounted investments is not separately presented, the median share of net profit after tax from equity accounted investments has been subtracted from and the grossed up median share of net profit after tax from equity accounted investments has then been added to the presented EBITDA and EBIT.

(1)       EBITDA is earnings before net interest, tax, depreciation and amortisation and significant and non-recurring items.

(2)       EBIT is earnings before net interest, tax and significant and non-recurring items.

1

Set out below is a summary of forecasts for Rinker Materials and Readymix prepared by the same brokers:

Rinker Materials – Broker Forecasts (US$ millions)

		EBITDA		EBIT
		2007	2008	2007	2008
Broker	Date	forecast	forecast	forecast	forecast
Broker 1	9 Nov 06	1,200.2	1,067.0	1,034.5	897.6
Broker 2	22 Nov 06	1,210.3	1,208.1	1,048.4	1,042.0
Broker 3	9 Nov 06	1,216.9	1,265.4	1,045.0	1,073.0
Broker 4	9 Nov 06	1,241.6	1,209.5	1,082.0	1,045.0
Broker 5	10 Nov 06	1,220.4	1,204.0	1,056.4	991.7
Broker 6	9 Nov 06	1,250.6	1,153.6	1,079.2	969.7
Broker 7	9 Nov 06	1,216.0	1,069.0	1,052.5	893.3
Broker 8	15 Nov 06	1,228.6	1,210.7	1,055.2	1,028.7
Minimum		1,200.2	1,067.0	1,034.5	893.3
Maximum		1,250.6	1,265.4	1,082.0	1,073.0
Median		1,218.7	1,206.1	1,053.9	1,010.2
Average		1,223.1	1,173.4	1,056.7	992.6

Source: Broker’s reports, Grant Samuel analysis

Readymix – Broker Forecasts (A$ millions)

		EBITDA		EBIT
		2007	2008	2007	2008
Broker	Date	forecast	forecast	forecast	forecast
Broker 1	9 Nov 06	266.5	295.0	199.6	236.7
Broker 2	22 Nov 06	267.7	275.6	202.2	218.5
Broker 3	9 Nov 06	290.0	318.6	220.6	252.4
Broker 4	9 Nov 06	278.2	289.4	214.1	230.6
Broker 5	10 Nov 06	298.4	294.4	231.0	225.8
Broker 6	9 Nov 06	290.8	293.5	222.1	228.5
Broker 7	9 Nov 06	329.9	300.4	263.9	239.9
Broker 8	15 Nov 06	290.6	312.9	219.1	173.8
Minimum		266.5	275.6	199.6	173.8
Maximum		329.9	318.6	263.9	252.4
Median		290.3	294.7	219.8	229.5
Average		289.0	297.5	221.6	225.3

Source: Broker’s reports, Grant Samuel analysis

In addition to the adjustments outlined above, the broker’s earnings forecasts for Rinker Materials and Readymix have been adjusted as follows:

•              where both EBITDA and EBIT were presented by the broker, these figures have been set out in the tables above;

•              most of the brokers present a breakdown of EBIT only. Total depreciation has been apportioned between Rinker Materials and Readymix in the same proportions as Rinker’s Five Year Plan (which is approximately 80% to Rinker Materials and 20% to Readymix);

•              one of the brokers presented a breakdown of EBITDA only and a similar approach to that set out above was adopted to determine EBIT;

•              it has been assumed that all of the share of net profit after tax from equity accounted investments are part of Readymix’s operations (on the basis that all except one of the equity accounted investments operate in Australia); and

•              each broker’s earnings forecasts for Readymix have been converted from US$ to A$ at the exchange rate adopted by the particular broker or, if no exchange rate was specified, at an exchange rate of A$1 = US$0.75.

2

Attachment 2 –

Rinker’s news release for

results for the half year

ended 30 September 2006

News Release

9 November 2006

RINKER HALF YEAR EPS UP 16% LIKE-FOR-LIKE EPS UP 22%
Second quarter EPS up 14%

All figures are unaudited and reported on an A-IFRS basis (1)

Rinker Group Limited (“Rinker”) today announced a net profit after tax (PAT) for the half-year ended 30 September 2006 of US$410 million, up 12% on the previous corresponding period.

Earnings per share (EPS) rose 16% to 45.3 US cents. Earnings per ADR were US$2.26, also up 16%.

On a like-for-like basis, PAT rose 19% and EPS rose 22%. This result excludes the US$20 million after tax gain in the previous corresponding half, from the sale of a Las Vegas quarry.

Trading revenue, profit, margins and return on funds employed (ROFE) rose in all major segments of the US subsidiary, Rinker Materials, despite the slowdown in US housing construction.

Other highlights:

•                       Trading revenue rose 12% to US$2,865 million.

•                       Earnings before interest, tax, depreciation and amortisation (EBITDA)(2) up 13% to US$760 million. On a like-for-like basis, EBITDA was up 19%.

•                       Earnings before finance and income tax expense (EBIT)(2) was US$649 million, up 15%. Excluding the previous period’s quarry sale gain, EBIT rose 21%.

•                       Group EBITDA margins improved further to 26.5%, from 26.3%, while EBIT margins were 22.7%, up from 22.2%. Margins were up in all US product segments.

•                       Free cash flow(3) was US$270 million, down 17%. This was due to the accelerated payment of over US$80 million in quarterly US federal income tax (which will balance out in the second half).

•                       Return on equity (ROE)(4), measured on a 12 month MAT basis, was 35.3%, up from 23.8%. Comparable ROE was 34.6%, up from 23.1%.

•                       Return on funds employed (ROFE)(5), measured on a 12 month MAT basis, was 37.1%, up from 33.3%.

Second quarter PAT (for the three months to 30 September) was US$204.6 million, up 11%. EPS was up 14% to 22.6 US cents per share (US$1.13 per ADR). EBIT and EBIT margins improved in all US business segments.

The group’s performance was helped by ongoing price increases across all businesses, coupled with US$43 million in operational improvement and cost savings during the half - reflecting the intensified focus on cost reduction in the wake of the US housing slowdown. These efforts countered higher costs for power, raw materials and ocean freight.

Chief Executive David Clarke said the result was another improvement in performance for the group, despite the added challenge caused by the housing correction in Rinker’s major US markets.

Rinker Group Limited    ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067

PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Directors declared an interim dividend of 16 Australian cents per ordinary share, or 80 Australian cents per ADR, up 14%. The dividend is 60% franked and payable on 11 December, with a record date of 24 November. The unfranked portion of the dividend will again be paid from Rinker’s conduit foreign income – generally enabling dividends to be free of Australian withholding tax for overseas shareholders.

Capital management ratios are strong, after the US$279 million special dividend in July, the US$347 million capital return in August (40 and 50 Australian cents per ordinary share, respectively) and the buyback. Net debt(6) was US$1,070 million, up from US$361 million at 31 March 2006. Net debt/EBITDA(7) was 0.74 times, leverage/gearing(8) (net debt to net debt + equity) was 32.4%, from 11.9% at 31 March 2006. EBIT interest cover(9) was 61 times.

Rinker was running well ahead of schedule with its current on-market share buyback, of up to 5% of issued share capital over 12 months. The buyback commenced on 23 August. Through 25 October, when the results blackout period commenced, the group invested around US$155 million,  buying back 15.1 million or 1.7% of the shares on issue as at 30 June.

Given the current circumstances, directors have temporarily paused the buyback for corporate governance reasons.

Capital expenditure during the half year was US$222 million - US$104 million in operating or stay-in-business capital and US$118 million in development and acquisition capital, including early stages of the US$220 million Florida cement plant, due for completion in 2008. Expenditure also included work on the new five million tonnes (5.5m tons) p.a. greenfield quarry in Sydney.

Financial results summary for the half year ended 30 September 2006

				ADJUSTED TO COMPARABLE
				BASIS *
Measure	HYES06	HYES05	Change	HYES06	HYES05	Change
Trading revenue	US$2,865m	US$2,550m	12%	US$2,865m	US$2,550m	12%
EBIT	US$649m	US$567m	15%	US$649m	US$536m	21%
EBITDA	US$760m	US$670m	13%	US$760m	US$640m	19%
PAT	US$410m	US$366m	12%	US$410m	US$346m	19%
EPS	45.3 US	39.2 US	16%	45.3 US	37.0 US	22%
	cents	cents		cents	cents
Free cash flow	US$270m	US$327m	(17)%	US$270m	US$327m	(17)%
Return on funds employed	37.1%	33.3%	3.8pp	36.4%	32.3%	4.1pp
Return on equity	35.3%	23.8%	11.5pp	34.6%	23.1%	11.5pp

* Excludes US$20m after tax gain in HYES05 from Las Vegas quarry sale

Business results (six months ended 30 September)

Rinker Materials (US) Sales were US$2,268 million, up 15%. EBIT rose 18% to US$576 million. EBITDA was up 17% to US$661 million – or up 24% on a comparable basis. All major segments reported higher revenue and profits, with strong price increases across all products. Volumes were  down, except in asphalt and concrete.

2

•                       Aggregates EBIT was up 25% to US$161 million. Volumes declined 4% but the impact was offset by double digit price increases.

•                       Concrete, block & asphalt EBIT was US$228 million, up 26%. Concrete volumes were up 3% (heritage volumes down 5%) but block volumes declined 11% (heritage down 24%). Strong price increases were recorded in all three products across all geographic regions.

•                       Cement EBIT was US$82 million, up 24%. Volumes declined marginally but prices rose 13%, helping to offset higher imported cement costs, which are forecast to increase further in 2007.

•                       Concrete pipe EBIT was US$83 million, up 21%. Volumes fell 3%. Operational improvement cost savings and higher prices offset higher raw material and power input costs.

•                       Other segment EBIT fell 46% to US$23 million. The prior half included US$31 million EBIT from the Buffalo Road quarry sale in Las Vegas.

US put-in-place construction activity decreased 1.3% during HYES06 relative to HYES05, with residential down 7.0%, commercial (non residential) up 8.5% and non-building/infrastructure up 7.4% (Source: Dodge; actual and forecast data).

Readymix (Australia) Revenue rose 5% to A$790 million. Despite A$11 million in cost savings during the half, higher costs and inadequate price increases meant EBIT was down 6% to A$105 million.

Concrete prices were up 6% on average. Concrete pipe and products prices were also up.

Australian put-in-place construction activity rose 6.1% during HYES06 relative to HYES05, with residential down 6.0%, commercial up 7.3% and non-building/infrastructure up 18.4% (Source: ABS actual and BIS Shrapnel forecast data).

Second quarter results (three months ended 30 September)

Profit after tax for the quarter was US$205 million, up 11% on the previous corresponding quarter. Sales rose 7% to US$1,407 million. EBIT(2) was up 15% to US$326 million and EBITDA(2) up 14% to US$382 million.

Rinker Materials revenue was US$1,096 million, up 8%, while EBIT rose 19% to US$287 million and EBITDA was up 18% to US$331 million. Sales and profits improved in all major segments. Double-digit price increases were recorded in all products, except concrete pipe, but volumes were  down in all product lines except asphalt.

•   Aggregate revenues rose 10% and EBIT was up 22%. Volumes fell 9%.

•   Cement revenues were up 6% and EBIT was up 22%. Volumes fell 11%. Lower margin cement imports were cut back.

•   Concrete, block and asphalt revenues rose 8%, with EBIT up 10%, due mainly to higher prices, substantial cost savings and operational improvements. Concrete volumes were down 4% (heritage down 12%) and block volumes fell 23% (heritage down 34%), as housing fell sharply.

•   Concrete pipe revenues were up 5% and EBIT up 26%. Operational improvement reduced production costs. Volumes were down slightly.

Readymix revenue was A$409 million, up 6%. EBIT was down 6%, due to higher costs, including diesel fuel, power and raw materials. Concrete prices rose 6%. Volumes fell slightly. Higher commercial and infrastructure activity largely offset lower housing activity, except in New South Wales.

3

Overview

Rinker’s strong regional positions in Florida, Arizona and Nevada continue to underpin group performance, with ongoing price increases in those markets despite volume declines due to the housing slowdown.

Higher non-residential construction and solid infrastructure activity - although still backlogged - are partly offsetting the housing decline.

There is general agreement that a housing inventory overhang exists in Florida, but much uncertainty about how quickly that will be resolved and how long before the recovery will commence.

“Most of our products are used early in the housing construction process, so we have felt the decline in Florida for several months already. However, given the inventory issue, we expect some further negative impact on volumes for at least the next six months,” said Mr Clarke.

He said the concrete block business would be most affected, since its end market exposure is around 80 per cent to housing. Concrete, aggregate and cement volumes would also be further impacted, depending on the severity and duration of the slowdown, and the extent of offsetting growth in the non-residential and infrastructure segments.

“Whilst the excess housing inventory must be resolved, we believe it is a temporary issue only, which will be followed by a resumption of growth,” he said. “Most importantly, high population growth, strong employment, low state taxes and warm weather have made Florida, Arizona and  Nevada the three leading states in the US for construction activity over several decades and there is no indication of that changing.”

Some commentators blame affordability issues but house prices have risen dramatically across the US and there is still a large price gap between Rinker’s key markets and feeder states like New York and California. The impact of the first baby boomers reaching retirement (age 65) in 2011 has also yet to be felt.

Strategy and response to the housing slowdown

Rinker’s response to the housing slowdown was rapid, with detailed plans to handle a slowdown implemented quickly, particularly in the businesses most affected.

Mr Clarke said a key point was that Rinker aimed to maintain its market share, not volumes.

“We are then managing to those lower activity levels, by cutting costs,” he said.

“Each year, Rinker’s operational improvement plans aim to save the equivalent of inflation. This year, they are being supplemented by additional cost reductions. In total, we expect to deliver annualised savings of around US$100 million – about double our normal rate. We are already on track to deliver this.”

Mr Clarke said employment has been reduced by over 900 since March 2006 through attrition and volume related reduction of positions. Other measures include slowing the rate of operational capital expenditures, reducing overtime and operating hours, cutting out shifts, mothballing or closing excess plants, reducing the number of trucks in service and managing inventories and receivables.

4

Rinker also expected the slowdown to improve the acquisition landscape.

“We are already seeing increased movement in this area and we expect to finalise some smaller acquisitions shortly. Larger acquisitions are subject to more variables and could come at any time.

“Rinker’s strong cash flows and financial position enable us to easily accommodate value-adding acquisitions as they arise,” said Mr Clarke.

“Meanwhile, we are well underway with a major greenfields quarry expansion for Sydney and some additional aggregates prospects for Florida. The new Florida cement mill is also under construction. These growth projects will enhance earnings and enable us to expand as growth resumes in our key markets.”

Outlook for the second half

Construction activity across the US and Australia is expected to continue at solid levels, with declining residential activity largely offset by stronger non-residential and infrastructure construction.

In Australia, BIS Shrapnel forecasts an increase in total construction activity in the year to March 2007, with engineering or infrastructure up 12.5%, non-residential/commercial up 7.4% and residential down 4.8%.

In the US, for the 2007 calendar year, Dodge is expecting a 0.3% decline in total activity, with housing down 5.4%, non residential up 7.2% and infrastructure up 4.6%.

Across the group, costs continue to rise. In the September 2006 half year, the cost of energy, fuel, cement and ocean freight all rose strongly from a year earlier. Further increases in the second half should be partly offset by lower oil prices.

Meanwhile, price rises are expected to continue, with most markets posting semi-annual increases. In Arizona, increases of 10% for aggregate and asphalt are being phased in. In Florida, increases are expected in January. A 12% lift in the cement price has been announced, together with increases of around 8-10% in aggregates. In Australia, Readymix is planning significant increases for April.

“Given the impact of the housing correction to date, and the considerable uncertainty that exists in relation to US housing, we expect to deliver an increase in EPS which will take us to around the bottom end of our guidance range, of 84 to 90 US cents per ordinary share,” said Mr Clarke. “This assumes a further modest deterioration in housing in Florida.”

Rinker is one of the world’s top 10 construction materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Annual revenue is over US$5.1 billion. Rinker has over 13,000 employees in over 780 sites across the US, Australia and China. Around 80% of group revenue comes from the US subsidiary, Rinker Materials Corporation.

5

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”). Investors are urged to read Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it is filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement (if and when it becomes available), and other public filings made from time to time by Rinker with the SEC which are related to the proposed offer by Cemex S.A.B. de C.V. (“Cemex”) (if and when the offer is commenced), are available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current expectations and beliefs. Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the proposed offer by Cemex. You are cautioned not to place undue reliance on any forward-looking information. Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

For further information, please contact Debra Stirling on 61 2 9412 6680 or 0419 476 546 (international + 61 419 476 546)

RIN 08-06

1.                                       All quarterly results are unaudited.

Rinker’s US and Australian subsidiaries each generate virtually all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of group result. As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value. Under A-IFRS, Rinker’s selected reporting currency is US$, although  Readymix results will continue to be disclosed in both US$ and A$.

6

2                                          Reconciliation of EBIT and EBITDA for the half year ended 30 September 2006

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	6 months YTD
	US$ million
	Sept '06	Sept '05	Variance
	6 months	6 months	%

Segment Revenue
Aggregate	614	528	16%
Cement	273	233	17%
Concrete, block, asphalt	1,255	1,061	18%
Concrete pipe and products	307	293	5%
Other	201	179	12%
Eliminations	(382)	(319)	n.a.
Rinker Materials	2,268	1,975	15%
Readymix (US$)	597	575	4%
Readymix (A$)	790	756	5%
Consolidated Rinker group	2,865	2,550	12%

Segment EBIT
Aggregate	161.0	129.0	25%
Cement	81.6	66.0	24%
Concrete, block, asphalt	227.6	180.2	26%
Concrete pipe and products	82.6	68.3	21%
Other	23.5	43.5	(46)%
Rinker Materials	576.3	487.0	18%
Readymix (US$)	79.7	85.5	(7)%
Readymix (A$)	105.5	112.3	(6)%
Corporate	(6.5)	(5.6)	(17)%
Consolidated Rinker group	649.5	566.9	15%

Segment DA
Aggregate	31.5	30.2	5%
Cement	7.2	7.2	—
Concrete, block, asphalt	30.8	25.0	23%
Concrete pipe and products	12.4	12.3	—
Other	3.1	2.7	14%
Rinker Materials	85.0	77.4	10%
Readymix (US$)	25.1	25.9	(3)%
Readymix (A$)	33.2	33.9	(2)%
Consolidated Rinker group	110.1	103.3	7%

Segment EBITDA
Aggregate	192.5	159.2	21%
Cement	88.8	73.2	21%
Concrete, block, asphalt	258.4	205.2	26%
Concrete pipe and products	95.0	80.6	18%
Other	26.6	46.2	(42)%
Rinker Materials	661.3	564.4	17%
Readymix (US$)	104.8	111.4	(6)%
Readymix (A$)	138.7	146.2	(5)%
Corporate	(6.5)	(5.6)	(17)%
Consolidated Rinker group	759.6	670.2	13%

7

Reconciliation of EBIT and EBITDA for the quarter ended 30 September 2006

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	September Quarter
	US$ million
	Sept '06	Sept '05	Variance
	Qtr	Qtr	%

Segment Revenue
Aggregate	298	272	10%
Cement	130	122	6%
Concrete, block, asphalt	596	553	8%
Concrete pipe and products	154	148	5%
Other	97	90	8%
Eliminations	(179)	(166)	n.a.
Rinker Materials	1,096	1,019	8%
Readymix (US$)	310	292	6%
Readymix (A$)	409	387	6%
Consolidated Rinker group	1,407	1,311	7%

Segment EBIT
Aggregate	81.6	66.9	22%
Cement	41.9	34.3	22%
Concrete, block, asphalt	109.6	99.9	10%
Concrete pipe and products	42.9	34.1	26%
Other	11.5	6.0	92%
Rinker Materials	287.5	241.2	19%
Readymix (US$)	41.7	44.4	(6)%
Readymix (A$)	55.0	58.8	(6)%
Corporate	(3.6)	(3.2)	(12)%
Consolidated Rinker group	325.7	282.4	15%

Segment DA
Aggregate	16.2	15.4	5%
Cement	3.6	3.8	(6)%
Concrete, block, asphalt	15.8	12.7	24%
Concrete pipe and products	6.2	6.2	(1)%
Other	1.6	1.4	11%
Rinker Materials	43.3	39.5	9%
Readymix (US$)	12.6	12.8	(2)%
Readymix (A$)	16.6	17.0	(2)%
Consolidated Rinker group	55.9	52.4	7%

Segment EBITDA
Aggregate	97.8	82.3	19%
Cement	45.5	38.1	20%
Concrete, block, asphalt	125.4	112.6	11%
Concrete pipe and products	49.1	40.4	22%
Other	13.0	7.4	77%
Rinker Materials	330.8	280.7	18%
Readymix (US$)	54.4	57.3	(5)%
Readymix (A$)	71.6	75.9	(6)%
Corporate	(3.6)	(3.2)	(12)%
Consolidated Rinker group	381.6	334.8	14%

8

3                                         Reconciliation of Free Cash Flow

Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment, (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	US$ million
Half year ended 30 September	2006	2005
Profit before finance and income tax expense	649.5	566.9
Depreciation and amortisation	110.1	103.3
Net income tax (paid)	(220.7)	(113.7)
Change in working capital	(95.0)	(74.1)
(Profit)/loss on asset sales	(2.2)	(34.2)
Interest received	9.4	12.9
Other	(27.0)	7.3
Net Cash from operating activities	424.1	468.4
Operating capital expenditure	(104.1)	(92.5)
Interest paid	(19.9)	(25.6)
Payments for shares held in trust	(29.9)	(22.9)
Free Cash Flow	270.2	327.4

Capital expenditure summary:
Operating capital expenditure	(104.1)	(92.5)
Development capital expenditure	(106.7)	(64.7)
Total purchase of property plant and equipment	(210.8)	(157.2)
Purchase of businesses	(10.9)	(12.7)
Total capital expenditure	(221.7)	(169.9)

	US$ million
Quarter ended 30 September	2006	2005
Profit before finance and income tax expense	325.7	282.4
Depreciation and amortisation	55.9	52.4
Net income tax (paid)	(192.0)	(104.7)
Change in working capital	7.2	(14.0)
(Profit)/loss on asset sales	(0.8)	(2.0)
Interest received	4.0	4.9
Other	(3.8)	29.7
Net Cash from operating activities	196.1	248.6
Operating capital expenditure	(59.1)	(50.8)
Interest paid	(14.2)	(20.2)
Payments for shares held in trust	0.3	(22.9)
Free Cash Flow	123.0	154.8

Capital expenditure summary:
Operating capital expenditure	(59.1)	(50.8)
Development capital expenditure	(60.5)	(35.1)
Total purchase of property plant and equipment	(119.6)	(85.9)
Purchase of businesses	(10.2)	(1.2)
Total capital expenditure	(129.9)	(87.1)

4                                          Reconciliation of Return on Equity (ROE)

Return on Equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

	US$ million
As at and year ended 30 September	2006	2005
Net profit attributable to members of Rinker Group Limited	785.1	618.3
Equity attributable to members of Rinker Group Limited	2,225.7	2,595.3
ROE	35.3%	23.8%
Comparable ROE, adjusting for the following:
After tax gain on Las Vegas quarry sale in April 2005	—	(19.9)
After tax gain on sale of Emoleum in February 2006	(15.7)	—
Net profit attributable to members of Rinker Group Limited, excluding the above gains	769.4	598.4
Comparable ROE, excluding the above gains	34.6%	23.1%

9

5                                         Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

		Funds			Funds
US$ million	EBIT	Employed	ROFE	EBIT	Employed	ROFE
As at and year ended 30 September	2006	2006	2006	2005	2005	2005
Aggregates	294.6	887.2	33.2%	224.5	785.0	28.6%
Cement	158.1	373.6	42.3%	130.9	328.9	39.8%
Concrete, block, asphalt	421.6	962.2	43.8%	303.8	703.4	43.2%
Concrete pipe and products	147.6	330.3	44.7%	105.7	313.2	33.7%
Other	46.4	64.2	n.a.	53.5	41.1	n.a.
Total Rinker Materials	1,068.3	2,617.5	40.8%	818.4	2,171.6	37.7%
Readymix (US$)	173.3	704.0	24.6%	152.6	708.9	21.5%
Readymix (A$)	229.9	940.7	24.4%	199.1	933.6	21.3%
Corporate	(13.4)	(10.1)	n.a.	(12.0)	(2.7)	n.a.
Consolidated Rinker group	1,228.2	3,311.4	37.1%	959.0	2,877.8	33.3%
Comparable ROFE, adjusting for the following:
Gain on Las Vegas quarry sale in April 2005	—	—		(30.5)	—
Gain on sale of Emoleum in February 2006	(21.7)	—		—	—
Consolidated Rinker group, excluding the above gains	1,206.5	3,311.4	36.4%	928.5	2,877.8	32.3%

6                                         Reconciliation of Net Debt

Net Debt represents current and non-current borrowings less cash and cash equivalents.

	US$ million
	30 Sept	31 March	30 Sept
As at	2006	2006	2005
Current borrowings	9.5	5.4	5.5
Non-current borrowings	1,259.0	645.2	610.0
Less: cash and cash equivalents	(198.4)	(289.1)	(340.8)
Net Debt	1,070.1	361.5	274.7

7                                         Reconciliation of Net Debt to EBITDA

Net Debt to EBITDA represents Net Debt divided by EBITDA.

	US$ million
	30 Sept	30 Sept
As at	2006	2005
Net Debt	1,070.1	274.7
EBITDA (for last 12 months)	1,444.0	1,161.8
Net Debt to EBITDA [times] (for last 12 months)	0.74	0.24

8                                         Reconciliation of Gearing/leverage

Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity.

	US$ million
	30 Sept	31 March
As at	2006	2006
Net Debt	1,070.1	361.5
Equity	2,236.5	2,687.3
Gearing/leverage (Net Debt/Equity)	47.8%	13.5%
Gearing/leverage (Net Debt/Net Debt plus Equity)	32.4%	11.9%

10

9                                         Reconciliation of EBIT Interest Cover

EBIT interest cover represents 12 months’ EBIT divided by net interest expense.

Net interest expense represents 12 months’ interest expense less 12 months’ interest income.

	US$ million
	30 Sept	30 Sept
Year ended	2006	2005
Interest expense (a)	38.5	43.3
Interest income	(18.5)	(26.0)
Net interest expense	20.0	17.3
EBIT	1,228.2	959.0
EBIT Interest Cover [times]	61.3	55.4

(a) Interest expense is shown before interest capitalised related to financing major projects constructed for internal use.

11

Corporate directory

Rinker

Rinker Group Limited

Level 8

Tower B

799 Pacific Highway

Chatswood NSW 2067

Australia

Directors

Mr John Morschel

Mr John Arthur

Mr John Ingram

Mr David Clarke

Mr Marshall Criser

Mr Jack Thompson

Mr Walter Revell

Financial adviser

UBS AG, Australia Branch

Level 25

Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Australia

Australian legal adviser

Freehills

MLC Centre

19-29 Martin Place

Sydney NSW 2000

Australia

US legal adviser

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York NY 10017

United States of America

Rinker Shareholder Information Line

If you have any questions, please call the official Rinker Shareholder Information Line on 1800 285 948 (toll-free in Australia), or +61 2 9207 3855 (outside Australia) which is open Monday to Friday 9.00am to 6.00pm (Sydney time) or 1866 454 3170 (toll-free in the US) which is open Monday to Friday 9.00am to 6.00pm (New York time).

Rinker notifies Rinker Shareholders that, as required by the Corporations Act, calls to the Rinker Shareholder Information Line will be tape recorded, indexed and stored.

Financial adviser	Australian legal adviser	US legal adviser